05011413

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Software AG**

***CURRENT ADDRESS** **Uhlandstr. 12**
D-64297 Darmstadt
Germany

PROCESSED
SEP 23 2005
THOMSON
FINANCIAL

****FORMER NAME** ____________________

****NEW ADDRESS** ____________________

FILE NO. **82-**34914 **FISCAL YEAR 2004**

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE:9/22/05

ARTICLES OF ASSOCIATION of software ag

I. GENERAL PROVISIONS

Paragraph 1

The company is named

"Software Aktiengesellschaft."

Its registered office is in Darmstadt.

Paragraph 2

The company's objects are the business utilization of data processing programs and all other products in the area of data processing.

The company can take all actions which are appropriate to achieve its objects. It can establish other businesses and can acquire, and acquire participations in, other enterprises of a similar or related nature.

Paragraph 3

The company's financial year is the calendar year.

Paragraph 4

The company publishes its notices in the electronic Federal Gazette only, to the extent that mandatory statutory provisions do not prescribe another form of publication.

II. SHARE CAPITAL AND SHARES

Paragraph 5

The share capital amounts to €81,800,256.
It is divided into 27,266,752 no par bearer shares.

The share capital is nominal up to €3,356,886, divided into up to 1,118,962 no par bearer shares, conditionally increased. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on September 21, 1998. The conditional capital increase is only implemented insofar as the members of the Executive Board and the senior executives of Software AG and its associated enterprises to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital is to be conditionally increased up to a nominal amount of EUR 3,000,000, divided into up to 1,000,000 no par bearer shares. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on April 27, 2001. The conditional capital increase is only implemented insofar as these beneficiaries to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital shall be conditionally increased by up to an additional nominal amount of EUR 33,000,000, divided into 11,000,000 bearer shares each having a notional amount of the registered share capital of EUR 3. The conditional capital increase will be carried out only to the extent that the holders of the warrants from the option bonds or of the conversion rights from the convertible bonds, which are issued by Software AG or a wholly-owned direct or indirect subsidiary of Software AG on the basis of the authorization approved by the General Shareholders' Meeting of May 13, 2005, exercise their option or conversion rights or satisfy an option duty or a conversion duty (also in the event the company exercises its right of election). The new shares will have dividend rights beginning in the financial year in which they are created. The Executive Board is authorized, subject to the consent of the Supervisory Board, to stipulate additional details concerning the execution of the conditional capital increase.

The Executive Board is authorized to increase the company's registered share capital once or several times in the period through 27 April 2006 with the consent of the Supervisory Board by a total of up to EUR 37,989,108 by issuing up to 12,663,036 new no par bearer shares against cash and/or contributions in kind (authorized capital). The Executive Board may exclude the subscription rights of the shareholders only in the following cases:

(1) The Executive Board is empowered to exclude fractional amounts from the shareholders' subscription rights.

(2) The Executive Board is empowered (with the prior approval of the Supervisory Board) to exclude the subscription rights of the shareholders to a nominal amount totaling €6,503,358 to permit the new shares to be offered to employees of the company and its associated enterprises as defined in Paragraphs 15 ff. German Stock Corporation Act ("Aktiengesetz") as part of an employee participation plan. The new shares can also be take over by a German bank subject to the provision that they can only be acquired by entitled employees, in accordance with the company's instructions.

(3) The Executive Board is empowered (with the prior approval of the Supervisory Board) to exclude subscription rights in case of capital increase in exchange for subscriptions in kind which serve the acquisition of participations in whole or in part of enterprises or of acquisition of an interest in such enterprises.

(4) The Executive Board is empowered (with the prior approval of the Supervisory Board) to exclude subscription rights in case of capital increase in exchange for subscriptions in kind, if the capital increase based on this authorization passed by resolution does not exceed 10% of the share capital at the time of first exploitation of this authorization, and if the issue price does not essentially exceed the stock exchange value.

Paragraph 6

The Executive Board will determine the form the share certificates, profit-participation and renewal coupons will take. The shareholder's claim to evidenced shares is excluded.

III. BOARD OF MANAGEMENT

Paragraph 7

The Executive Board will comprise several members. The number of members of the Executive Board is determined by the Supervisory Board. The Supervisory Board can also appoint alternate members of the Executive Board and issue standing orders for the Executive Board.

Paragraph 8

The company is represented by two members of the Executive Board jointly or by one member of the Executive Board together with an authorized signatory.
The Supervisory Board may, by special resolution, authorize representation by one person in certain circumstances. In addition, it may release a member of the Executive Board from the restrictions prescribed by Paragraph 181 BGB (German Civil Code) by special resolution.

IV. SUPERVISORY BOARD

Paragraph 9

The Supervisory Board consists of six members.

Each member of the Supervisory Board can resign his appointment after giving one month's notice, with or without an important reason.

The General Shareholders' Meeting shall appoint members of the Supervisory Board with respect to whom it is not bound to vote in accordance with any nomination, for a term of office that ends no later than in the year in which the General Shareholders' Meeting is held following the Supervisory Board member's reaching 70th years of age.

Paragraph 10

The period of office of the Chairman of the Supervisory Board and his Deputy depends on their current periods of office as members of the Supervisory Board. Re-election is permissible if the member concerned is re-appointed as a member of the Supervisory Board.

Paragraph 11

The Supervisory Board has a quorum to pass resolutions when its members have been invited, in writing posted to their last known addresses, and a minimum of three members, including the Chairman or his Deputy, are present. The Chairman of the Supervisory Board, or his Deputy, will chair the meeting. The Chairman of the particular meeting will decide on the manner of voting.

Supervisory Board resolutions will be passed by simple majorities. In case of a deadlock, the Chairman of the particular meeting has a tie-breaking vote - in the case of appointments, lots will be drawn.

The Supervisory Board may also hold meetings or vote in writing, by phone or other means of telecommunication, without a meeting having been convened, if the Chairman or Deputy Chairman issues instructions for passing resolutions in that form and no member of the Supervisory Board objects to this procedure.

Supervisory Board declarations of intention will be issued in the name of the Supervisory Board by its Chairman or a member authorized by him to do so.

Paragraph 12

The Executive Board may only implement certain business transactions with the prior approval of the Supervisory Board. These transactions are specified in the by-laws for the Executive Board.
The Supervisory Board is empowered to pass resolutions on changes to the articles of association which relate only to the wording thereof.

Paragraph 13

The Chairman or his Deputy convenes the Supervisory Board's meetings, complying with a one-week period of notice, and, if possible, giving information on the agenda.

Paragraph 14

Members of the Supervisory Board will receive, in addition to refunds of their expenses, a fixed amount of remuneration (payable after the end of the financial year) which will be decided upon each year by the General Shareholders' Meeting.

V. GENERAL SHAREHOLDERS' MEETING

Paragraph 15

The General Shareholders' Meeting which resolves on the approval of the actions of the Executive Board and the Supervisory Board, the appropriation of the profit, the appointment of the auditors of the annual financial statements and, if appropriate, the approval of the annual financial statements, will take place within the first six months of each financial year.

Paragraph 16

The General Shareholders' Meeting will be convened by the Executive Board. Invitations to this meeting must be published in the Federal Gazette at least one month before the deposit date (§ 17, subparagraph 3); the calculation of the period of notice does not include the day on which the invitation is published or the last day for registering shares.

The General Shareholders' Meeting will be held at the company's registered office or at the location of a German Stock Exchange.

Paragraph 17

Those shareholders who have, during business hours, deposited their shares with the company, a German notary, a bank for central depositing of securities, or such other agent as designated in the convocation, and leave such shares deposited until the close of the General Shareholders' Meeting shall be entitled to participate and exercise their voting rights in the General Shareholders' Meeting. The shares will also be deemed deposited at one of the aforementioned agents if, with the consent of the depositary agent, the shares are held for said agent in a blocked account at a financial institution until the end of the General Shareholders Meeting.

The shares must be deposited no later than by the seventh day prior to the date of the General Shareholders' Meeting. If this date falls on a Sunday, a Saturday or on a generally recognized holiday in the jurisdiction where the shares are being deposited, the shares must be deposited no later than on the preceding working day.

In the event the shares have been deposited with a German notary or at a bank for central depositing of securities, the certification to be issued therefore must be filed with the company no later than on the first working day, Saturday excepted, after expiration of the deadline for deposit.

If the company appoints proxies to exercise the voting rights, the proxy form may be issued either in writing or by electronic means, as the latter is specified by the company. The details for issuing such proxy forms will be published in the company gazettes together with the convocation of the General Shareholders' Meeting.

Paragraph 18

The General Shareholders' Meeting will be chaired by the Chairman of the Supervisory Board or his Deputy or another member of the Supervisory Board. If no member of the Supervisory Board is present or willing to act as Chairman of the meeting, the oldest shareholder present at the General Shareholders' Meeting will open the meeting and will arrange for the meeting to elect a Chairman of the meeting.

The Chairman of the meeting will decide on the basis of the statutory provisions the procedure of the General Shareholders' Meeting, especially the order of the matters on the agenda, and how voting will be carried out.

Paragraph 19

Resolutions by the General Shareholders' Meeting will be passed by simple majorities of votes cast unless the law stipulates a majority of capital shareholdings as well as a majority of votes cast, in which case resolutions will be passed by simple majorities of votes cast and by simple majorities of capital shareholdings represented when the resolution is passed. If the law requires special voting majorities, the requirement to comply with that special voting majority will not be affected by the above.

If votes cast (for or against) are equal, the motion is held to have been rejected.

VI. APPROPRIATION OF THE PROFIT FOR THE YEAR

Paragraph 20

If the Executive Board and the Supervisory Board approve the annual financial statements, they may transfer up to 100% of the net profit for the year – after deducting the amount which must be transferred to the legal reserve and any loss carry-forwards there may be – to other revenue reserves, provided the other reserves do not exceed one half of the share capital, or if they would not exceed that amount after the transfer.

ARTICLES OF ASSOCIATION of software ag

I. GENERAL PROVISIONS

Paragraph 1

The company is named

"Software Aktiengesellschaft."

Its registered office is in Darmstadt.

Paragraph 2

The company's objects are the business utilization of data processing programs and all other products in the area of data processing.

The company can take all actions which are appropriate to achieve its objects. It can establish other businesses and can acquire, and acquire participations in, other enterprises of a similar or related nature.

Paragraph 3

The company's financial year is the calendar year.

Paragraph 4

The company publishes its notices in the electronic Federal Gazette only, to the extent that mandatory statutory provisions do not prescribe another form of publication.

II. SHARE CAPITAL AND SHARES

Paragraph 5

The share capital amounts to €81,800,256.
It is divided into 27,266,752 no par bearer shares.

The share capital is nominal up to €3,356,886, divided into up to 1,118,962 no par bearer shares, conditionally increased. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on September 21, 1998. The conditional capital increase is only implemented insofar as the members of the Executive Board and the senior executives of Software AG and its associated enterprises to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital is to be conditionally increased up to a nominal amount of EUR 3,000,000, divided into up to 1,000,000 no par bearer shares. The conditional capital increase serves the granting of subscription rights to members of the Executive Board and senior executives of Software AG and its associated enterprises in accordance with the resolution passed by the General Shareholders' Meeting on April 27, 2001. The conditional capital increase is only implemented insofar as these beneficiaries to whom options were granted exercise their subscription rights. The new shares participate in profits from the beginning of the financial year in which they are created by the issue of the subscription shares.

The registered share capital shall be conditionally increased by up to an additional nominal amount of EUR 36,000,000, divided into 12,000,000 bearer shares each having a notional amount of the registered share capital of EUR 3. The conditional capital increase will be carried out only to the extent that the holders of the warrants from the option bonds or of the conversion rights from the convertible bonds, which are issued by Software AG or a wholly-owned direct or indirect subsidiary of Software AG on the basis of the authorization approved by the General Shareholders' Meeting of April 30, 2004, exercise their option or conversion rights or satisfy an option duty or a conversion duty (also in the event the Company exercises its right of election). The new shares will have dividend rights beginning in the fiscal year in which they are created. The Executive Board is authorized, subject to the consent of the Supervisory Board, to stipulate additional details concerning the execution of the conditional capital increase.

The Executive Board is authorized to increase the company's registered share capital once or several times in the period through 27 April 2006 with the consent of the Supervisory Board by a total of up to EUR 37,989,108 by issuing up to 12,663,036 new no par bearer shares against cash and/or contributions in kind (authorized capital). The Executive Board may exclude the subscription rights of the shareholders only in the following cases:

(1) The Executive Board is empowered to exclude fractional amounts from the shareholders' subscription rights.

(2) The Executive Board is empowered (with the prior approval of the Supervisory Board) to exclude the subscription rights of the shareholders to a nominal amount totaling €6,503,358 to permit the new shares to be offered to employees of the company and its associated enterprises as defined in Paragraphs 15 ff. German Stock Corporation Act ("Aktiengesetz") as part of an employee participation plan. The new shares can also be take over by a German bank subject to the provision that they can only be acquired by entitled employees, in accordance with the company's instructions.

(3) The Executive Board is empowered (with the prior approval of the Supervisory Board) to exclude subscription rights in case of capital increase in exchange for subscriptions in kind which serve the acquisition of participations in whole or in part of enterprises or of acquisition of an interest in such enterprises.

(4) The Executive Board is empowered (with the prior approval of the Supervisory Board) to exclude subscription rights in case of capital increase in exchange for subscriptions in kind, if the capital increase based on this authorization passed by resolution does not exceed 10% of the share capital at the time of first exploitation of this authorization, and if the issue price does not essentially exceed the stock exchange value.

Paragraph 6

The Executive Board will determine the form the share certificates, profit-participation and renewal coupons will take. The shareholder's claim to evidenced shares is excluded.

III. BOARD OF MANAGEMENT

Paragraph 7

The Executive Board will comprise several members. The number of members of the Executive Board is determined by the Supervisory Board. The Supervisory Board can also appoint alternate members of the Executive Board and issue standing orders for the Executive Board.

Paragraph 8

The company is represented by two members of the Executive Board jointly or by one member of the Executive Board together with an authorized signatory.
The Supervisory Board may, by special resolution, authorize representation by one person in certain circumstances. In addition, it may release a member of the Executive Board from the restrictions prescribed by Paragraph 181 BGB (German Civil Code) by special resolution.

IV. SUPERVISORY BOARD

Paragraph 9

The Supervisory Board consists of six members.

Each member of the Supervisory Board can resign his appointment after giving one month's notice, with or without an important reason.

The General Shareholders' Meeting shall appoint members of the Supervisory Board with respect to whom it is not bound to vote in accordance with any nomination, for a term of office that ends no later than in the year in which the General Shareholders' Meeting is held following the Supervisory Board member's reaching 70th years of age.

Paragraph 10

The period of office of the Chairman of the Supervisory Board and his Deputy depends on their current periods of office as members of the Supervisory Board. Re-election is permissible if the member concerned is re-appointed as a member of the Supervisory Board.

Paragraph 11

The Supervisory Board has a quorum to pass resolutions when its members have been invited, in writing posted to their last known addresses, and a minimum of three members, including the Chairman or his Deputy, are present. The Chairman of the Supervisory Board, or his Deputy, will chair the meeting. The Chairman of the particular meeting will decide on the manner of voting.

Supervisory Board resolutions will be passed by simple majorities. In case of a deadlock, the Chairman of the particular meeting has a tie-breaking vote – in the case of appointments, lots will be drawn.

The Supervisory Board may also hold meetings or vote in writing, by phone or other means of telecommunication, without a meeting having been convened, if the Chairman or Deputy Chairman issues instructions for passing resolutions in that form and no member of the Supervisory Board objects to this procedure.

Supervisory Board declarations of intention will be issued in the name of the Supervisory Board by its Chairman or a member authorized by him to do so.

Paragraph 12

The Executive Board may only implement certain business transactions with the prior approval of the Supervisory Board. These transactions are specified in the by-laws for the Executive Board.
The Supervisory Board is empowered to pass resolutions on changes to the articles of association which relate only to the wording thereof.

Paragraph 13

The Chairman or his Deputy convenes the Supervisory Board's meetings, complying with a one-week period of notice, and, if possible, giving information on the agenda.

Paragraph 14

Members of the Supervisory Board will receive, in addition to refunds of their expenses, a fixed amount of remuneration (payable after the end of the financial year) which will be decided upon each year by the General Shareholders' Meeting.

V. GENERAL SHAREHOLDERS' MEETING

Paragraph 15

The General Shareholders' Meeting which resolves on the approval of the actions of the Executive Board and the Supervisory Board, the appropriation of the profit, the appointment of the auditors of the annual financial statements and, if appropriate, the approval of the annual financial statements, will take place within the first six months of each financial year.

Paragraph 16

The General Shareholders' Meeting will be convened by the Executive Board. Invitations to this meeting must be published in the Federal Gazette at least one month before the deposit date (§ 17, subparagraph 3); the calculation of the period of notice does not include the day on which the invitation is published or the last day for registering shares.

The General Shareholders' Meeting will be held at the company's registered office or at the location of a German Stock Exchange.

Paragraph 17

Those shareholders who have, during business hours, deposited their shares with the company, a German notary, a bank for central depositing of securities, or such other agent as designated in the convocation, and leave such shares deposited until the close of the General Shareholders' Meeting shall be entitled to participate and exercise their voting rights in the General Shareholders' Meeting. The shares will also be deemed deposited at one of the aforementioned agents if, with the consent of the depositary agent, the shares are held for said agent in a blocked account at a financial institution until the end of the General Shareholders Meeting.

The shares must be deposited no later than by the seventh day prior to the date of the General Shareholders' Meeting. If this date falls on a Sunday, a Saturday or on a generally recognized holiday in the jurisdiction where the shares are being deposited, the shares must be deposited no later than on the preceding working day.

In the event the shares have been deposited with a German notary or at a bank for central depositing of securities, the certification to be issued therefore must be filed with the company no later than on the first working day, Saturday excepted, after expiration of the deadline for deposit.

If the company appoints proxies to exercise the voting rights, the proxy form may be issued either in writing or by electronic means, as the latter is specified by the company. The details for issuing such proxy forms will be published in the company gazettes together with the convocation of the General Shareholders' Meeting.

Paragraph 18

The General Shareholders' Meeting will be chaired by the Chairman of the Supervisory Board or his Deputy or another member of the Supervisory Board. If no member of the Supervisory Board is present or willing to act as Chairman of the meeting, the oldest shareholder present at the General Shareholders' Meeting will open the meeting and will arrange for the meeting to elect a Chairman of the meeting.

The Chairman of the meeting will decide on the basis of the statutory provisions the procedure of the General Shareholders' Meeting, especially the order of the matters on the agenda, and how voting will be carried out.

Paragraph 19

Resolutions by the General Shareholders' Meeting will be passed by simple majorities of votes cast unless the law stipulates a majority of capital shareholdings as well as a majority of votes cast, in which case resolutions will be passed by simple majorities of votes cast and by simple majorities of capital shareholdings represented when the resolution is passed. If the law requires special voting majorities, the requirement to comply with that special voting majority will not be affected by the above.

If votes cast (for or against) are equal, the motion is held to have been rejected.

VI. APPROPRIATION OF THE PROFIT FOR THE YEAR

Paragraph 20

If the Executive Board and the Supervisory Board approve the annual financial statements, they may transfer up to 100% of the net profit for the year – after deducting the amount which must be transferred to the legal reserve and any loss carry-forwards there may be – to other revenue reserves, provided the other reserves do not exceed one half of the share capital, or if they would not exceed that amount after the transfer.



Q1/05

1st Quarterly Report 2005

software AG
THE XML COMPANY

Key Figures

Key Figures IFRS, unaudited		
€ millions	March 31, 2005	March 31, 2004
Revenue	**100.3**	**95.7**
Products	70.7	67.4
of which		
Licensing	27.0	23.3
Maintenance	43.7	44.1
Professional services	29.2	28.0
Other	0.4	0.3
EBITDA	**19.8**	**17.3**
as % of revenue	20	18
EBIT	**18.0**	**15.1**
as % of revenue	18	16
Income before taxes	**19.2**	**15.8**
as % of revenue	19	17
Income after taxes	**11.7**	**9.8**
as % of revenue	12	10
Earnings per share (Euro)	**0.43**	**0.36**
Total assets	**541.8**	**519.2**
Cash and cash equivalents	**134.7**	**83.1**
Shareholders' equity	**336.9**	**286.9**
as % of total assets	62	55
Employees	**2,515**	**2,512**
of which in Germany	760	898

Stock: key figures		
	March 31, 2005	March 31, 2004
Year's closing price (XETRA) in €	25.26	21.04
Total number of shares	27,266,752	27,266,752
Market capitalization in € millions	689	574
Year high/year low	28.17/20.35	25.16/9.81

Software AG shares are listed at the Frankfurt Stock Exchange, Germany (Prime Standard, Index TecDAX). ISIN DE 0003304002, Symbol SOW.

Profil

The XML Company

Ever more information needs to be created, administered, and made available. In order to maximize availability, we offer our customers integrated data access in real time. This supports businesses and organizations in achieving their fundamental goals: faster overall processes, comprehensive networking, higher added value, increased competitive strength.

Our products and solutions enable the integration of innovative applications and systems while simultaneously modernizing the IT environment. We are one of the top companies in our market world-wide, and the market leader in Europe.

The Software AG company culture is differentiated by absolute customer orientation. We work in best-practice networks, driving change in an open and transparent way. We focus on profitable growth and a distinctive market profile.

XML (eXtensible Markup Language) is the key technology for the exchange of data and documents. At the same time, it simplifies the integration of new technologies and applications in existing IT architectures.





Karl-Heinz Streibich
Chief Executive Officer
Darmstadt/Germany

Dear Shareholders,

Software AG has had an excellent start in the new fiscal year with net income growth of 19 percent. Sales increased 6 percent when adjusted for currency effects and are therefore at the upper level of projections. These figures demonstrate that our strategy is bearing fruit.

Following the concentration on our core businesses, the Company has developed favorably. Our highly motivated sales staff serves to strengthen our main businesses and tap additional sales potentials. Our solid financials safeguard our independence and broaden the scope of decisions available to management. Strict control of costs, an optimized product portfolio and growth-oriented international expansion are our main goals.

Modernization and integration drive progress

Increasingly complex information technology requirements and smaller budgets indicate that customers today prefer to protect their existing IT investments. As they strive for integration of businesses and shorter decision cycles, they need to retrieve data in real time and require a single view of critical information. The answer to these demands lies in customized applications and the modernization and integration of existing systems.


SPAIN

Backbone of the globally networked economy

The world economy is growing together. Networks are emerging that extend beyond corporate and national borders. The multilayered activities of these virtual organizations have to be reliably managed and monitored at all times. IT systems have to be linked and IT applications integrated.

Software AG is ready for the requirements of the globally networked economy. We have learned to work with our customers and with hardware providers. Using the future technology XML and web-based applications, we enable new, efficient scenarios of corporate partnership.

Karl-Heinz Streibich
Chief Executive Officer

Software AG shares remain a rewarding investment

Our stock continued its strong upward trend in the first quarter of 2005, again outperforming its benchmark indices Nasdaq 100 and TecDAX. The good business results of the first quarter provided an additional boost and led to a pronounced double-digit rise in share price in the following weeks.

In the first quarter of 2005, equity markets developed considerably better in Europe than in the United States. While the U.S. indices continued the negative trend of the prior year, European equities showed signs of an upward trend that became particularly apparent at the beginning of the year. This upswing was then followed by a phase of consolidation. Investors snapped up energy stocks and commodities but did not show much intererest in the technology sector.

In this scenario, U.S. technology index Nasdaq 100 dropped more than 8 percent from its level at year-end 2004 while its German counterpart, the TecDAX, where Software AG's shares are listed, gained just under 1 percent in the first quarter of 2005.

Stock continues its upward trend

Largely unaffected by the development of the market on the whole, Software AG's stock continued its upswing. By the end of the first quarter, the share price had increased more than 6 percent to €25.26. Publication of the quarterly results added further momentum and by mid-May the share price stood at €29, representing a 20 percent increase from the price at year-end 2004.

Capital market responds favorably to promising development of business

The superior performance of our stock reflects the progress made by the Company. Financial analysts regarded the first quarter of 2005 as a convincing start that will enable Software AG to achieve its goals for the current fiscal year. They were especially impressed by the highly promising license revenues and the sound development in a period that traditionally tends to be weak. The majority of analysts' recommendations were "buy" or "outperform."

Dividend supplements share price gains

In addition to the gains in share price, our shareholders profited from the reintroduction of dividend payments. Following a resolution adopted at the Annual Shareholders' Meeting on May 13, 2005, Software AG distributed a dividend of €0.75 per share entitled to dividends for fiscal 2004. On the basis of the average annual share price of €23.09 in 2004, the dividend yield amounts to 3.25 percent.

At the Annual Shareholders Meeting, all of the voting items were adopted by the majority of shareholders. The shareholders also approved the cancellation of the existing authorization to issue warrant and convertible bonds and its replacement with a new provision. At the same time, a resolution was adopted to partially cancel the existing conditional capital and create a new conditional capital along with the corresponding amendment of article 5 of the Articles of Incorporation.

Comparison of share development with leading indices


115
110
105
100
95
90
Dec 31, 2004
Jan 15, 2005
Feb 1, 2005
Feb 15, 2005
March 1, 2005
March 15, 2005
March 31, 2005
Software AG
TecDAX
Nasdaq 100

Strong growth in earnings accompanied by rise in sales

The first quarter of 2005 at Software AG was characterized by growth in sales and earnings, with EBIT increasing by 19 percent to €18 million. Adjusted for currency effects, sales rose by 6 percent. This positive trend was achieved as a result of effective cost control and the solid development of both business lines; ETS and XML Business Integration. Strategic advances expanded Software AG's prospects for further growth.

Group sales climbed to €100.3 million in the first quarter of 2005 (Q1 2004: €95.7 million). The 6 percent rise net of currency effects represents the upper limit of our sales growth projection for the year 2005 as a whole.

Strong growth continues in license business

License sales were once again a significant growth driver. Income from new software licenses increased by 16 percent to €27.0 million (Q1 2004: €23.3 million). For the second time in succession, this important segment recorded double-digit quarterly growth.

Dynamic growth for XML Business Integration

XML Business Integration products showed a particularly strong increase in sales. In this strategic growth segment, we are focusing on the rapidly expanding market for the integration of business applications.

Our new integration products are gaining acceptance more rapidly than expected. In combination with proactive marketing activities, the demand resulting from the successful launch caused sales to rise by 36 percent when adjusted for currency effects. Including sales of third-party products in the amount of €1.7 million, the license business of XML Business Integration grew by 52 percent, net of currency of effects, to €6.9 million (Q1 2004: €4.6 million), exceeding even the strong growth of the preceding months.

Enterprise Transaction Systems proves to be a reliable source of growth

Sales of Enterprise Transaction products increased significantly. At €19.9 million, sales in this segment were 9 percent higher than in the first quarter of 2004. A major contract in South Africa boosted sales. The Enterprise Transaction Systems segment has a broad and stable customer base and contributes consistently to revenue.


License sales by product line
€ millions
XML
4.6
6.9
ETS
18.3
19.9
Other
0.2
Q1 2004
Q1 2005

Development of sales and earnings by region				
	Sales		EBITA	
€ millions	Q1 2005	Q1 2004	Q1 2005	Q1 2004
North America/Northern Europe	44.0	40.0	14.1	10.6
Southern and Western Europe	30.3	29.8	0.3	3.1
Central and Eastern Europe	26.4	26.0	3.6	4.8

Project services on the increase
Income from project services grew to €29.2 million (Q1 2004: €28.0 million). The 5 percent rise, net of currency of effects, was primarily a result of the increase in service revenues in the USA. In the maintenance segment, revenues reached €43.7 million, almost unchanged when adjusted for currency effects (Q1 2004: €44.1 million).

Share of segments in total sales



Maintenance	44%
Project services	29%
Licenses	27%

North America/Northern Europe, South Africa region most important market
From a geographic perspective, we recorded the strongest sales growth in the North America/ Northern Europe region, where sales increased 12 percent net of currency effects to €44.0 million. The license business was a key factor in this significant growth with sales increasing by €3.4 million to €13.7 million. The high-margin license business boosted earnings and contributed considerably to the significant growth in EBITA generated in this region.

In Central and Eastern Europe, we increased sales by 2 percent to €26.4 million. The region Southern and Western Europe achieved the same growth rate and contributed €30.3 million to Group sales. The decline in EBITA is partly a result of our market entry in South America and the resulting start-up expenses that arose as planned.

Group EBIT increased by 19 percent
Driven by the rise in sales and rigorous cost control, the Group's operating result (EBIT) increased to €18.0 million (Q1 2004: €15.1 million). The EBIT margin rose to 18 percent (Q1 2004: 16 percent).

Group net income reached €11.7 million, improving the return on sales after taxes to 12 percent. Earnings per share rose to €0.43 (Q1 2004: €0.36).

Key earnings figures		
€ millions	Q1 2005	Q1 2004
EBIT	18.0	15.1
Financial income	1.2	0.7
Pre-tax profit	19.2	15.8
Net income	11.7	9.8
Earnings per share (in €)	0.43	0.36

Operating cash flow more than doubled

Cash flow from operating activities more than doubled and reached €21.8 million in the first quarter (Q1 2004: €10.7 million). Equity continued to develop favorably as well. On the reporting date March 31, 2005, Group equity amounted to €336.9 million (Q1 2004: €286.9 million). Despite the fact that total assets increased to €541.8 million, the Group's equity-to-assets ratio rose to 62 percent.

Solid financials promote growth strategy

Solid financials and further improvement of margins enable us to invest in the expansion of business. This financial performance lays the basis for success in the long-term and broadens Software AG's strategic options

In order to broaden our basis for growth, in the first quarter of 2005 we

- introduced new products;
- penetrated additional geographic markets; and
- strengthened our technology portfolio through acquisitions and partnerships.

ApplinX successfully integrated

At the beginning of February, we concluded the acquisition of Sabratec Ltd., a company based in Israel specializing in integration software for host systems. The integration of the company is proceeding as planned. In the meantime, Sabratec's ApplinXin technology has been included in our portfolio, expanding our solution portfolio for the modernization of classic IT systems.

Worldwide partnership with Fujitsu

As part of the strategic expansion of our partner network, we have entered an alliance with Fujitsu. The central focus of the project is on the development and marketing of a joint solution for Service Oriented Architecture (SOA). Expected to be launched in the summer of 2005, this solution will improve the adaptation of IT systems and applications to business processes. The project serves to answer the interest of customers who seek efficient solutions to increase their productivity and optimize their business processes.

Certification expands partnership with Novell

The partnership with Novell was expanded at the beginning of the year with the YES certification of Software AG's globally leading XML server, Tamino. The certificate confirms the compatibility of Tamino with open source products from Novell, underscoring our adherence to the highest standards. At the same time, the certification serves to strengthen the position of Software AG among users of open standard technologies.

Number of employees nearly unchanged

The ratio of employees working outside of Germany increased from 64 percent in Q1 2004 to 70 percent in Q1 2005, reflecting the geographic expansion of Software AG. In terms of activities, headcount expanded especially in the areas of marketing, sales and pre-sales, underscoring Software AG's intensified focus on these functions. On the reporting date March 31, 2005, the Company had a total of 2,515 full-time equivalent employees worldwide (Q1 2004: 2,512). The number of employees may rise again slightly in the current year.


Headcount by function
(full-time positions)
Professional services 38%
Administration and other 25%
R&D 14%
Sales and pre-sales 13%
Maintenance and support 6%
Marketing 4%

Dividend proposed

The positive development of business in the past fiscal year and in the quarter under review confirms the success of our strategic realignment. The Executive Board and Supervisory Board of Software AG therefore proposed the payment of a dividend in the amount of €0.75 per share at the 2005 Annual Shareholders' Meeting. Based on the number of 27.3 million shares entitled to dividends, the total dividend payout amounts to €20.5 million.

Market focused product, sales and marketing initiatives

Important new releases will continue to help strengthen our product range in 2005. Our Adabas 2006 and ApplinX tools enable customers to build on their existing systems in an easy and cost-effective manner. In the XML Business Integration portfolio, we are working on the launch of the Enterprise Information Integration package. Designed for the integration of the most divergent IT systems, it expands the options of Software AG in the area of service-oriented architecture.

Our marketing and sales programs will be further enhanced during the course of the year. One key area is the "Executive Customer Visit" program initiated in 2004 that will be repeated this year. Customer visits at the top level improve the quality of customer relations and ensure access to decision makers. To strengthen sales, we have developed a worldwide training concept that is currently being implemented. Finally, we will also bolster the positioning of the recently acquired ApplinX technology.

Quarterly results confirm positive expectations for 2005

The promising development of business in the first quarter brought Software AG significantly closer to its targets for the current year. We therefore confirm our projection for 2005: For the year as a whole, we still anticipate a 4 to 6 percent increase in sales when adjusted for currency effects. We anticipate an EBIT margin between 20 and 22 percent for 2005.

Events after the end of the quarter: Change to Executive Board

Andreas Zeitler, member of the Executive Board and Managing Director, Central and Eastern Europe, left the Company in May, to pursue new carrier opportunities. Until a successor has been appointed, Karl-Heinz Streibich will be provisionally in charge of this region.

Consolidated income statement for the three months ended March 31, 2005

IFRS, unaudited

€ thousands	March 31, 2005	March 31, 2004
Licensing	26,962	23,252
Maintenance	43,688	44,137
Professional services	29,178	27,999
Other	456	331
Total revenue	**100,284**	**95,719**
Total costs of sales	– 34,808	– 33,305
Gross profit	**65,476**	**62,414**
Research and development	– 11,101	– 15,031
Sales, marketing and distribution	– 24,050	– 20,586
Administrative costs	– 11,145	– 11,106
Operating result	**19,180**	**15,691**
Income from sale of SAP-SI shares	0	0
Other income	2,043	2,195
Other expenses	– 3,272	– 2,756
Earnings before interest, taxes and amortization	**17,951**	**15,130**
Amortization	0	0
Earnings before interest and taxes	**17,951**	**15,130**
Interest result	1,204	651
Earnings before taxes	**19,155**	**15,781**
Income taxes	– 6,915	– 5,621
Other taxes	– 505	– 403
Consolidated income	**11,735**	[illegible]
Earnings per share (EUR, basic)	0.43	0.36
Earnings per share (EUR, diluted)	0.43	0.36
Weighted average shares outstanding (basic)	27,266,752	27,266,752
Weighted average shares outstanding (diluted)	27,266,752	27,266,752

Consolidated Balance-sheet as of March 31, 2005 IFRS, unaudited Assets			
€ thousands	**March 31, 2005**	**December 31, 2004**	**March 31, 2004**
Current assets			
Cash on hand and bank balances	122,706	89,397	53,355
Securities	12,031	29,695	29,743
Inventories	377	345	235
Trade receivables	121,988	109,674	104,449
Other receivables and other assets	4,740	4,015	6,818
Deferred expense	6,595	5,261	9,726
	268,437	**238,387**	**204,326**
Non current assets			
Intangible assets	3,674	1,516	1,421
Goodwill	177,841	174,591	176,472
Property, plant and equipment	44,425	44,274	46,613
Financial assets	1,485	1,592	27,714
Trade receivables	11,631	14,648	17,792
Deferred taxes	34,298	35,677	44,837
	273,354	**272,298**	**314,849**
	541,791	**510,685**	**519,175**

Equity and Liabilities			
€ thousands	**March 31, 2005**	**December 31, 2004**	**March 31, 2004**
Current liabilities			
Current financial liabilities	2,809	3,349	4,536
Trade payables	18,500	21,192	19,942
Other current liabilities	24,811	22,279	22,091
Current provisions	24,900	33,257	50,359
Tax provisions	17,895	14,291	12,494
Deferred income	70,990	47,245	80,260
	159,905	**141,613**	**189,682**
Non-current liabilities			
Non-current financial liabilities	3,083	3,490	4,600
Trade payables	0	0	27
Other non-current liabilities	417	299	507
Provision for pension	22,586	22,149	19,753
Non-current provisions	864	906	4,907
Deferred taxes	12,296	12,443	12,761
Deferred income	5,789	6,183	0
	45,035	**45,470**	**42,555**
Equity			
Share capital	81,800	81,800	81,800
Capital reserve	132	132	132
Retained earnings	231,157	154,032	156,454
Consolidated income	11,735	77,125	9,757
Currency translation differences	- 33,534	- 41,574	- 25,827
Other reserves	45,321	51,847	64,496
Minority interest	240	240	126
	336,851	**323,602**	**286,938**
	541,791	**510,685**	**519,175**

Statement of cash flows for the three months ended March 31, 2005 IFRS, unaudited		
€ thousands	**Q1 2005**	**Q1 2004**
Income after taxes	11,735	9,757
Income taxes	7,434	5,523
Interest result	- 1,204	- 651
Depreciation	1,874	2,250
Income from sale of assets	23	2
Cash generated from operations	**19,862**	**16,881**
Changes in inventories, receivables and other current assets	- 10,509	690
Changes in payables and other liabilities	12,346	- 3,431
Income taxes paid	- 1,370	- 3,998
Interest paid	- 1,430	- 200
Interest received	2,895	803
Net cash used in/provided by operating activities	**21,794**	**10,745**
Cash received from the sale of tangible/intangible assets	154	22
Investments in tangible/intangible assets	- 1,699	- 737
Cash received from the sale of financial assets	3,110	35
Investments in financial assets	- 3,004	- 557
Investments in consolidated companies	- 5,578	0
Net cash used in/provided by investing activities	**- 7,017**	**- 1,237**
Proceeds from issue of minority share capital	0	0
Repayment of loans from acquisitions and other finance liabilities	- 451	- 727
Net cash used in/provided by financing activities	**- 451**	**- 727**
Change in cash funds from cash relevant transactions	14,326	8,781
Adjustment from currency translation	1,319	158
Net change in cash and cash equivalents	15,645	8,939
Cash and cash equivalents at the beginning of the period	119,092	74,159
Cash and cash equivalents at the end of the period	134,737	83,098

Segment report for the three months ended March 31, 2005 IFRS, unaudited						
€ thousands	Northern Europe, North Americas	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	13,650	5,737	7,623	27,010	- 48	26,962
Maintenance	24,401	7,823	11,590	43,814	- 126	43,688
Services	5,832	16,451	7,152	29,435	- 257	29,178
Other	136	331	34	501	- 45	456
Total revenue	**44,019**	**30,342**	**26,399**	**100,760**	**- 476**	**100,284**
EBITA	**14,072**	**333**	**3,597**	**18,002**	**- 51**	**17,951**
Amortization						0
Interest result						1,204
Profit before taxes						**19,155**
Taxes						- 7,420
Net income						**11,735**
Total revenue proportion per region	43.7	30.1	26.2	100.0		
Product revenue	38,051	13,560	19,213	70,824		
Proportion per region	53.7	19.2	27.1	100.0		

Segment report for the three months ended March 31, 2004 IFRS, unaudited						
€ thousands	Northern Europe, North Americas	Southern and Western Europe	Central and Eastern Europe/ Asia	Total Region	Development Central function Consolidation	Total Group
Licenses	10,290	6,120	6,921	23,331	- 79	23,252
Maintenance	24,732	7,224	12,354	44,310	- 173	44,137
Services	4,893	16,423	6,687	28,003	- 4	27,999
Other	124	49	32	205	126	331
Total revenue	**40,039**	**29,816**	**25,994**	**95,849**	**- 130**	**95,719**
EBITA	**10,627**	**3,119**	**4,796**	**18,542**	**- 3,412**	**15,130**
Amortization						0
Interest result						651
Profit before taxes						**15,781**
Taxes						- 6,024
Net income						**9,757**
Total revenue proportion per region	41.8	31.1	27.1	100.0		
Product revenue	35,022	13,344	19,275	67,641		
Proportion per region	51.8	19.7	28.5	100.0		

Statement of changes in equity for the three months ended March 31, 2005

IFRS, unaudited

€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2005	**27,266,752**	**81,800**	**132**	**231,157**	**0**	**- 41,574**	**51,847**	**240**	**323,602**
Consolidated income of the period					11,735				11,735
Currency translation differences						8,040			8,040
Net gains from the fair value valuation of securities not recognized in income statement							- 871		- 871
Net gains from the fair value valuation of loans with group members not recognized in income statement							- 5,655		- 5,655
Equity as of March 31, 2005	**27,266,752**	**81,800**	**132**	**231,157**	**11,735**	**- 33,534**	**45,321**	**240**	**336,851**

Statement of changes in equity for the three months ended March 31, 2004

IFRS, unaudited

€ thousands	Shares Number	Share capital	Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other reserves	Minority interest	Total
Equity as of January 1, 2004	**27,266,752**	**81,800**	**132**	**156,454**	**0**	**- 32,340**	**63,149**	**126**	**269,321**
Consolidated income of the period					9,757				9,757
Currency translation differences						6,513			6,513
Net gains from the fair value valuation of securities not recognized in income statement							6,184		6,184
Net gains from the fair value valuation of loans with group members not recognized in income statement							- 4,837		- 4,837
Equity as of March 31, 2004	**27,266,752**	**81,800**	**132**	**156,454**	**9,757**	**- 25,827**	**64,496**	**126**	**286,938**

Accounting and Valuation Principles

Basis of Presentation

Software AG's consolidated financial statements are prepared in accordance with the accounting principles of the International Accounting Standards Board (IASB) – the International Financial Reporting Standards (IFRS). The IAS, IFRS applicable for December 31, 2004 were observed, as were the corresponding interpretations of the International Financial Reporting Interpretations Committee (IFRIC – previously SIC). The same accounting and valuation methods as in the 2004 annual financial statements were applied.

The consolidated financial statements of Software AG are expressed in thousands of euro ("TEUR") unless otherwise stated.

Principles of consolidation

The separate financial statements of the companies included in the consolidated financial statements were prepared according to uniform accounting and valuation policies in accordance with IFRS as of the balance sheet date of the consolidated financial statements (March 31, 2005).In applying the method of initial consolidation used to consolidate equity, the respective date upon which a company was established was used for companies established by Software AG itself. The date of first inclusion in the consolidated financial statements was selected as the date of consolidation for the companies initially consolidated in 1994, i.e. SOFTWARE AG-E, SOFTWARE AG-P, SOFTWARE AG-CH und SIH, for the Asian subsidiaries, for SQL and for SOFTWARE AG-IRL. The date of acquisition was selected as the consolidation date for all other companies included in the annual financial statements.

The initial consolidation of the companies which were first consolidated prior to December 31, 2002 was performed on the basis of the book value method in accordance with § 301 para. 1 no. 1 German Commercial Code (Handelsgesetzbuch; "HGB"). In doing so, the acquisition and start-up costs were offset against the Group's investment in shareholders' equity. Initial consolidation after the transition to IFRS on January 1, 2003 was in accordance with the IFRS 3 regulations. The subsequent consolidations were based on the initial consolidation.

Goodwill arising from the consolidation of equity was offset against retained earnings for acquisitions prior to January 31, 2001 in accordance with § 309 para. 1 HGB. Goodwill arising after January 31, 2001 was capitalized in accordance with previously applicable HGB accounting principles and amortized over 10 years, using the straight-line method. In accordance with the option set out in IFRS 1.14, the Company continues to account for business combinations and the resulting goodwill on the date of transition to IFRS in accordance with the HGB.

The valuation of the goodwill previously capitalized pursuant to the HGB is performed in accordance with provisions of IAS 36 since the transition to IFRS accounting on January 1, 2003 (Transition Date). Thus, the goodwill was frozen at the carrying amount stated on the date of transition from HGB to IFRS on January 1, 2003 and only written down in the event of actual impairments. The value of the goodwill reported on the balance sheet is tested annually for impairment.

Revenue, expenses and income, receivables and payables arising between consolidated companies have been eliminated. Inter-company earnings from deliveries and services provided within the Group are eliminated to the extent they are not realized from services to third parties. Consolidated equity and net income allocable to minority interests are reported separately from consolidated equity and net income allocable to the parent company.

Scope of consolidation

The consolidated financial statements include Software AG and all companies it controls. Control is generally considered to exist if Software AG directly or indirectly controls the majority of voting rights of a company's subscribed capital and/or can determine the financial and operating policies of a company.

The scope of consolidation has changed compared to December 31, 2004 as a result of the initial consolidation of the two companies in the Sabratec group, Software AG Israel (previously Sabratec Ltd., Israel) and its subsidiary Sabratec Technologies, Inc. USA, effective as of the closing date under the purchase agreement of February 3, 2005. The purchase price including the ancillary costs for the acquisition of 100 percent of the shares was €5,909 thousand. At the time of the acquisition, these companies had a consolidated equity of €1,213 thousand and in fiscal year 2004 generated revenues in the amount of €2,185 thousand. There were no other changes in the scope of consolidation compared to December 31, 2004.

Use of estimates

Estimates and assumptions were made in the a few cases for the consolidated financial statements which have an effect on the amount and disclosure of assets, liabilities, income, expenses and contingent liabilities reflected in the balance sheet. The actual amounts may differ from these estimates.

Currency translation

The financial statements of foreign subsidiaries are translated according to the functional currency concept using the modified closing rate as set out in IAS 21. Since the subsidiaries operate independently from an organizational, financial and business standpoint, the local currency is identical with the functional currency.

Expenses and income are translated at the monthly average rates; assets and liabilities are translated at the closing rates, and the respective equity is translated at historical rates. The difference resulting from the currency translation relating to equity is offset against the equity in a manner not affecting the results and is reported in a separate column in the statement of changes in equity.

The differences in currency arising when consolidating liabilities are recognized as income or loss under other operating income and expenses on the income statement.

In the statement of fixed assets movements, the balances at the beginning and end of the fiscal year are translated at the respective closing rates, and the other items are translated at average rates. Any difference arising from exchange rate changes is shown in a separate column under both acquisition and manufacturing costs and accumulated depreciation/amortization as an exchange rate difference.

In the local individual financial statements of the consolidated companies, receivables and payables in foreign currency are valued at the closing rate. Exchange rate gains and losses not yet realized on the balance sheet date are included in net income for the period except for translation differences for long-term, inter-company monetary items that are part of a net investment in a foreign company. These differences are excluded from income and are recorded as other reserves in shareholders' equity.

Revenue

The revenue of Software AG primarily consists of revenue from the granting of software licenses of generally unlimited periods of usage, maintenance revenue and revenue from services. Revenue from the granting of perpetual licenses is only recognized when a signed contract exists with the customer, any rights of return which were granted have expired, the software has been supplied in accordance with the contract, a price has been agreed or can be determined and there is a sufficient probability of payment.

Revenue from pure maintenance is prorated over the period in which the service is rendered.

Service agreements which are invoiced on the basis of hours performed are recognized based on the services performed by the Software AG companies.

Service agreements for which a fixed price has been agreed are recognized under to the percentage-of completion method pursuant to IAS 11 and IAS 18 if the amount of the revenue can be reliably determined, there is sufficient probability that Software AG will receive the economic benefit from the transaction and all related costs expected by completion of the service can be reliably established.

Revenues are reported net of discounts, price rebates, customer bonuses and allowances.

Cost of sales

Cost of sales includes all production-related full costs based on normal utilization of capacity. In particular, cost of sales includes the individual costs directly allocable to orders as well as fixed and variable overheads. Financing costs are not capitalized as part of the costs of acquisition or manufacture. No non-scheduled write-downs on inventories were required during the reporting period.

Research and development costs

FResearch and development costs are recorded as an expense in the income statement as they are incurred.

The production and further development of software requires the use of closely linked iterative processes between the research and development phases. This means that an exact delineation of the expenses incurred in both phases is not possible. The delineation criteria required to capitalize development expenses in accordance with IAS 38 § 41 in conjunction with § 42 are, therefore, not fulfilled.

Selling expenses

The selling expenses include costs for personnel, materials, depreciation allocated to the sales sector as well as advertising costs.

Administrative expenses

Administrative expenses include costs for personnel, materials and depreciation allocated to the area of administration.

Earnings per share

The earnings per share were calculated by dividing the net income for the period allocable to the shareholders by the weighted average number of shares outstanding during the reporting period and presented accordingly. Software AG has only issued common stock.

Cash on hand and bank balances
This item includes cash and demand deposits as well as short term cash equivalents.

The securities item includes short term, extremely liquid financial investments which can be transformed into cash amounts at any time and are only subject to insignificant fluctuations in value.

Securities, financial investments and derivative hedging instruments
DFinancial assets are initially valued at the cost of acquisition, including the transaction costs. The subsequent valuation depends on the classification of the financial assets.

Financial investments available for sale are valued at their fair value (market value) at the balance sheet date. Gains or losses are excluded from income and reported in equity as other reserves.

The financial assets reported under financial investments are included individually at their fair values where their fair value can be determined and unless they are held until final maturity. Loans and receivables included in this item which are not held for trading purposes, and assets with no published price quotation on an active market and for which the fair value cannot be reliably determined, are valued at amortized cost. Financial assets are regularly reviewed to determine whether there are objective, material indications of impairment. Impairments losses are charged against net income for the period.

In order to hedge the risk of future fluctuations in exchange rates, currency forward and currency option transactions are concluded. This provides a general protection against various currency exchange rate risks independent of the individual underlying transactions. The valuation of the open positions in currency forward transactions and options is at market value. These are reported in the balance sheet under other assets and short term provisions. Changes in market value of financial derivatives intended to cover future foreign currency cash flows are reported under other reserves until the underlying transaction is reflected in income.The portions of cash flow hedges which have not taken effect as well as changes in the values of hedging transactions which do not satisfy the requirements of hedge accounting, are immediately included in the net income for the current year

Inventories
Inventories are recognized at the lower of purchase or production cost and net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs until completion and the estimated costs necessary to make the sale.

Trade receivables
Receivables are recognized at the fair value applicable at the time the revenues are realized or services are provided, and they are valued at amortized cost, taking into consideration any necessary bad debt provisions.

This item also includes performance under fixed price projects which has not yet been invoiced and is recognized according to the percentage-of-completion-method.

Other current assets
The other items reflected under current assets are valued at cost which corresponds to their respective market prices.

Deferred expenses

The deferred expenses include advance payments by Software AG in regard to license agreements and lease agreements. The accrual is released and the expense is recorded in the period in which performance is rendered by the corresponding contracting party.

Intangible assets

Permits, intellectual property rights and similar rights, intangible assets as well as licenses for such rights are capitalized at cost and amortized over the useful life of the asset using the straight-line-method of amortization. The assets are regularly tested for impairment.

Goodwill

The goodwill in the amount of €174,591 thousand resulted from the acquisition of the Software AG-USA Group as of February 1, 2001, and in the amount of €3,250 thousand from the acquisition of both Sabratec companies in Israel and in the USA on February 3, 2005. The goodwill relating to Software AG-USA Group was amortized as planned until January 1, 2003.

Property, plant and equipment

Property, plant and equipment are carried at cost less any accumulated depreciation and any accumulated impairments losses. When items constituting property, plant and equipment are sold or scrapped, the corresponding costs of acquisition as well as the accumulated depreciation are eliminated, and any realized gain or loss from the disposal is recognized as income or expense in the consolidated income statement.

The acquisition and production costs of an item in property, plant and equipment consists of the purchase price, including any import duties and non-refundable sales tax and all directly attributable costs required to prepare the asset for its intended use. Subsequent expenditures, such as service and maintenance charges arising once the asset is put into operation, are recognized as expenses in the period in which they are incurred. Subsequent expenditures for property, plant and equipment are only reflected as assets if the expenditure improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not capitalized as part of the acquisition and production costs.

Depreciation is generally taken using the straight-line method corresponding to the useful economic life.

Buildings	50 years
Improvements to property	8 - 10 years
Office equipment	3 - 13 years
Computer hardware and accessories	1 - 4 years

The lengths of the useful economic life and the methods of depreciation are periodically examined in order to make sure that they are in accordance with the anticipated economic use.

Assets under construction are allocated to property, plant and equipment under construction and are recognized at acquisition and production cost. Assets under construction are only depreciated starting when they have been completed and placed in operation.

Impairments of intangible assets and property, plant and equipment

As soon as there are indications of an impairment regarding an intangible asset or item of property, plant and equipment, the book value of the asset is reduced to its recoverable amount and the

resulting impairment loss is recognized. The recoverable amount is the higher of the asset's market value and its value in use. The value in use is the present value of estimated future cash flows expected to arise from the continued use of the asset and its disposal at the end of its useful life.

Impairments losses are recognized within the costs of the respective functional area or under other operating expenses.

Leases
Fixed assets include assets provided under lease contracts. Software AG leases computer equipment as well as other operating and office equipment. The lease contracts are classified in accordance with the provisions in IAS 17 under which the lease agreement is valued on the basis of the risks and opportunities, with the leased asset being allocated to the lessee (finance leases) or the lessor (operating leases).

Finance leases
Leased objects are recognized on the balance sheet both as assets and lease obligations in the same amounts are carried at the lower of the fair value of the leased object at the beginning of the lease and the present value of the minimum lease payments. The depreciation of the capitalized leased objects is according to the straight-line method over the intended useful economic life of the asset or, if shorter, the term of the lease contract. The payment obligations resulting from future lease installments are recognized as financial liabilities.

Operating leasing
The lease payments under operating leasing contracts are recognized as an expense over the term of the lease

Deferred taxes
Deferred taxes are recognized according to the balance sheet-oriented binding effect method for temporary differences between the values in the consolidated balance sheet and in the tax balance sheet. Deferred taxes for loss carry forwards are also recognized.

Deferred tax assets and liabilities are recognized for all temporary differences between the balance sheet values in the consolidated balance sheet and the values for tax purposes and for consolidation measures which have an impact on income. The deferred tax assets also include claims for tax reductions resulting from the anticipated use of loss carry forwards in subsequent years if there is a sufficient probability that they will be realized.

Deferred taxes are calculated on the basis of tax rates which are anticipated to apply at the time of realization (reversal of the tax deferral) according to the then applicable law.

Deferred tax assets and liabilities are not discounted. The book values of the recognized claims and liabilities are regularly examined and adjusted if necessary.

Liabilities
Current liabilities are reported at their repayment or settlement amount.

Non-current liabilities are recorded at amortized cost. Amortized cost is determined using the effective interest rate method by discounting the repayment

Provisions
Provisions are reported if the Company has a current legal or factual obligation towards a third party due to a past event, it is likely that the

provision will be utilized and the amount of the obligation can be reliably estimated. Estimates are regularly reviewed and adjusted.

If the interest rate impact is material, the net present value of expenditures expected to be required to perform the obligation is reported.

Provisions for pensions

There are both defined benefit plans and defined contribution plans for pensions. The pension provisions are calculated using actuarial principles in accordance with the projected unit credit method set forth in IAS 19. This approach takes into account anticipated future increases in pensions and salaries in addition to the pensions known at the balance sheet date.

Provisions for pensions are accounted for pursuant to the amendment to IAS 19 issued in December 2004. Accordingly, they are created at the full present value of the defined obligation, adjusted for the present value of the coverage claims against life insurance companies or the present value of the assets accumulated to cover the pension claims. The changes in the actuarial profits/losses compared to the previous year have been directly allocated to the retained earnings of the Group without affecting the income.

German pension obligations are calculated on the basis of the biometric calculations in the 1998 mortality tables of Prof. Dr. Klaus Heubeck.

Since employees do not receive illness-related allowances either domestically or in other countries, it is not necessary to calculate costs related to health care plans.

In the case of defined contribution plans, Software AG does not incur any obligations other than the payment of contributions to special-purpose funds. The payment of contributions is reflected in the current income result.

Deferred income

Deferred income consists of advance payments by customers relating to revenues from maintenance. The deferred income is released and the income realized during the period in which Software AG renders performance.

Shareholders' Equity

The development of equity is shown in the Statement of Changes in Equity, which precedes the notes to the consolidated financial statements.

In addition, the contingent capital existing as of March 31, 2005 comprised the following amounts:

1.) Up to €3,357 thousand divided into a maximum of 1,118,962 bearer shares, reserved to cover subscription rights under the first share option plan (Management Incentive Plan I, MIP I) for Executive Board members and executive staff members of the Group. The requirements of this program, the status of allocations/exercises is set forth under other disclosures/stock-based compensation.

2.) Up to €3,000 thousand divided into a maximum of 1,000,000 bearer shares, reserved to cover subscription rights under the second share option plan (Management Incentive Plan II, MIP II) for Executive Board members and executive staff members of the SOFTWARE AG Group. The requirements of this program, the status of allocations/exercises is set forth under other disclosures/stock-based compensation.

3.) Up to €36,000 thousand divided into a maximum of 12,000,000 bearer shares, each with a proportional share in the registered share capital €3, in order to grant option rights and to agree option obligations from cum-warrant bonds or, vis-à-vis convertible bond holders, to grant conversion rights and agree conversion obligations according to the bond terms as resolved at the General Shareholders' Meeting held on

April 30, 2004. Pursuant to this authorization, the Executive Board, with the consent of the Supervisory Board, may resolve until April 29, 2009 that the aforementioned rights will be issued by Software AG or a directly or indirectly held wholly-owned affiliate of Software AG.

In this respect, the shareholders are to be granted subscription rights with the exception of the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.
- Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' subscription rights in full provided that, after having conducted a review in accordance with its professional duties, it has come to the conclusion that the issue price of the cum-warrant bonds or convertible bonds is not significantly lower than its hypothetical market value, which was arrived at by using accepted, in particular financial calculation methods. However, this authorization regarding the exclusion of the subscription right applies only to cum-warrant bonds and convertible bonds with a warrant or conversion right or a warrant and conversion obligation in relation to shares representing a proportional amount of registered share capital of up to €8,180 thousand in total or, in the event of this being a lower amount, of 10 percent of registered share capital in existence at the time the authorization is acted upon.

The Executive Board had not made use of this authorization prior to March 31, 2005.

As of March 31, 2005 the Executive Board is furthermore authorized, with the consent of the Supervisory Board, to increase the Company's registered share capital on one or more occasions on or before April 27, 2006, by up to a total of €37,989 thousand by issuing up to 12,663,036 new bearer shares against cash and/or non-cash capital contributions (Authorized Capital). In this respect, the shareholders are to be granted subscription rights with the exception of the following cases:

- The Executive Board is authorized to exclude fractional amounts from the shareholders' subscription rights.
- Subject to the consent of the Supervisory Board, the Executive Board is further authorized to exclude subscription rights for capital increases against non-cash contributions for purposes of acquiring equity investments, companies or parts of companies.
- Subject to the consent of the Supervisory Board, the Executive Board is also authorized to exclude subscription rights for capital increases against cash contributions, if the capital increases resolved on the basis of this authorization do not, in total, exceed 10 percent of the registered share capital at the time the authorization is first acted upon and if the issue price is not significantly lower than the stock market price.
- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude subscription rights to a nominal amount not exceeding €6,503 thousand in total, for the purpose of offering the new shares to the employees of the Company and its affiliated enterprises as defined in §§ 15 et seq. of the German Stock Corporation Act ("AktG") as part of an employee share participation scheme. The new shares can also be transferred to a bank subject to the condition that they will exclusively be held for the acquisition of entitled employees in accordance with the Company's instructions.

The Executive Board had not made use of its authorization to increase the registered share capital prior to March 31, 2005.

The Executive Board and the Supervisory Board propose to the General Shareholders' meeting on May 13, 2005, that from the 2004 balance sheet' profit amounting to €62,955 thousand of the Group controlling company, Software AG, a dividend of €20,450 thousand should be distributed and €42,505 thousand should be carried forward to new account. This corresponds to a dividend of €0.75 euro per share.

Other reserves

Other reserves include differences resulting from the currency translation of the financial statements of economically independent foreign subsidiaries into the reporting currency. The effects from the valuation of financial instruments not affecting income are also recognized under this item. Translation differences from monetary items primarily consisting of net investments in economically independent foreign sub-units are also recorded under this item. The amounts are recognized on an after tax basis.

Seasonal influences

DThe revenues and the pre-tax income adjusted for the restructuring expenses were distributed over the previous year's quarters are as follows:

A structurally comparable distribution of revenues over the course of a year was also apparent in previous years and resulted primarily from the purchasing behavior of our customers. The restructuring measures during the first quarter 2004 led to considerable cost reductions and to a corresponding increase in pre-tax income. The pre-tax income in the second quarter 2004 includes €24,539 thousand of extraordinary income resulting from the sale of SAP SI shares. It is not likely that comparable extraordinary income can be realized in the future.

Contingent liabilities

No provisions as of March 31, 2005 have been made for the contingent liabilities listed below, expressed at nominal, value because it appears unlikely that claims will be asserted:

€ thousands	
Guarantees	5,240
Other	4,385
	9,625

	1st Quarter 2004	2d Quarter 2004	3d Quarter 2004	4th Quarter 2004	Total year 2004
Revenues €	95,720	106,256	96,635	112,760	411,371
as % of annual revenue	23.3	25.8	23.5	27.4	100.0
Pre-tax income €	15,782	49,608	21,878	24,462	111,730
as % of net income for the year	14.1	44.4	19.6	21.9	100.0

Stock Option Plans
Software AG has different stock option plans for members of the Executive Board, executive staff members and other Group employees, which plans have not been recorded in the balance sheet.

First Stock Option Plan: As of September 30, 2004, 145,846 subscription rights had been issued to Executive Board members and 69,069 subscription rights had been issued to executive staff members; these subscription rights may, however, only be exercised after March 31, 2005. Thus the number of subscription rights has remained unchanged since December 31, 2004. No subscription rights could be exercised in the reporting period. The options have a term of seven years as from the time they were granted. Starting with a 24-month waiting period following the Company's IPO, such options may in each case only be exercised during the term on a quarterly basis, following publication of the annual results, the semi-annual results and the quarterly results.

The subscription price per share upon exercise of the option corresponds to the issue price less a discount of 20 percent, but must be at least €28.12 (DEM 55.00). Given the issue price of €30, the minimum price was applied.

If the options are to be exercised, the following three conditions must have been met:

(1) The Group's profit from ordinary activities in accordance with the German Commercial Code ("HGB") must have increased by a total of 30 percent in total in the years 1997 to 1999.
This condition was satisfied based on the profits recorded at that time.

(2) The Group's profit from ordinary activities is equivalent to at least 10 percent of sales in the year prior to exercise of the option.

(3) The share price exceeds the minimum price at the time the option is exercised.

Second Stock Option Plan: As of March 31, 2005, 163,375 subscription rights had been issued to Executive Board members and 706,800 subscription rights had been issued to executive staff members; these subscription rights may, however, be exercised only after March 31, 2005. In the first quarter of 2005, 140,775 subscription rights were issued to executive staff members. Based on the new compensation model, which entered into effect on January 1, 2005, no further subscription rights were issued.

The subscription price per share upon exercise of the option corresponds to the average price in the XETRA closing auction over the last five trading days at the Frankfurt Stock Exchange prior to the date of the offer to grant the subscription rights

If the options are to be exercised, the following two conditions must have been met:

(1) In the fiscal year preceding exercise of the options, the Group's sales must have increased by at least 10 percent compared to the previous year.

(2) The Group's profit from ordinary activities must be equivalent to at least 10 percent of the sales in the year prior to exercise of the option.

The terms, waiting periods and exercise dates correspond to the conditions of the First Stock Option Plan.

Other financial obligations
There are rent and lease agreements for buildings, real property, computer and telephone equipment as well as vehicles. The obligations under these contracts for the remaining fixed terms up to the end of fiscal year 2005 are €11,928 thousand.

Obligations in the amount of €32.196 thousand exist for the period up to the end of the fiscal year 2010 and in the amount of €14,591 thousand for the time after fiscal year 2010. The lease agreements are operating leases within the meaning of IAS 17.

Notes on significant business events

1. Payments for restructuring: A total of €3,110 thousand was paid out for restructuring measures during the first quarter 2005. In fiscal year 2003, restructuring provisions of €30,682 thousand were created for this purpose.

2. Acquisition of Sabratec Ltd. Israel

Composition of purchase price: Software AG acquired 100 percent of the shares in Software AG Israel (formerly Sabratec Ltd./Israel) and its subsidiary Sabratec Technologies, Inc./USA effective as of February 3, 2005 for a purchase price including ancillary costs of acquisition for legal advice, tax advice and accountants in an amount of €5,909 thousand. The purchase price was paid at the time of acquisition. Depending on future revenues, the purchase price may increase during the next three years by an additional TUSD 4,000.

Based on a preliminary investigation, the purchase price was paid for the balance of the following assets/liabilities:

Assets/Liabilities

€ thousands	Fair market value	Book value before acquisition
Liquid funds	342	342
Trade receivables and other short-term assets	1,120	1,120
Intangible assets software	1,900	0
Intangible assets customer base	500	0
Goodwill	3,250	0
Property, plant and equipment	92	92
Financial assets	3	3
Deferred tax assets	519	519
Trade payables and other short term liabilities	– 182	– 182
Long-term liabilities	– 616	– 616
Deferred tax liabilities	– 958	0
Deferred income	– 48	– 48
Difference from currency translation	– 13	– 13
Purchase price	5,909	
Book value of the acquired assets		1,217

Goodwill: As this company has an excellent reputation in the market for integration technology and since it was possible to acquire its ten most excellent software developers in the context of the acquisition, it was necessary to establish a goodwill value. There were no other apparent factors contributing to goodwill.

Contribution to income since the date of acquisition, February 3, 2005: Since the date of acquisition, the acquired company Software AG Israel has contributed €99 thousand to the quarterly surplus of the Software AG Group.

Preliminary initial consolidation pursuant to IFRS 3 § 62: As a result of the close proximity in time between the date of acquisition on February 3, 2005 and the date of the quarterly financial statements on March 31, 2005, it was not possible to complete the necessary valuations for the initial consolidation. Therefore, the initial consolidation of Software AG Israel was performed on the basis of the preliminary valuation.

Contribution to revenues and income in the case of initial consolidation on January 1, 2005: If Software AG Israel had been part of the Software AG Group since the beginning of the first quarter 2005 on January 1, 2005, it would have contributed an amount of €225 thousand to the consolidated revenues of the Group and an amount of €75 thousand to the consolidated income of the Group.

Expenses in connection with the acquisition of Software AG Israel: The software ApplinX and Guidance which were capitalized in connection with the acquisition of Software AG Israel will be amortized over a period of five years and in the first quarter 2005 led to amortization expenses in the amount of €63 thousand. The depreciation/amortization resulting from the acquired customer base over a period of five years led to expenses in the amount of €17 thousand in the first quarter 2005. The deferred tax liabilities relating to the reporting of the software and the customer base in the balance sheet will be reversed corresponding to the period of amortization/depreciation over five years; this resulted in deferred tax income of €21 thousand in the first quarter 2005. Other income and expenses resulting from the consolidation beyond those described were not incurred and are not anticipated in the future.

Employees

On March 31, 2005 the effective number of employees was 2,515 (31 March 2004: 2,512) (i.e. part time employees are only taken into account on a pro-rata basis), of which 69.8 percent (previous year 64.3 percent) were employed abroad. The average number of absolute employees (i.e. part-time employees are recorded in full) of the Software AG group in the first quarter 2005 was 2,583 (previous year 2,610). As of the cut-off date of the quarter ending March 31, 2005 an absolute number of 2,583 employees (previous year 2,610) were employed in the Group.

Executive Board and Supervisory Board

On April 1, 2005 Peter Kürpick, formerly Vice President NetWeaver Foundation, SAP AG, will join the Company. In the future he will be responsible for the business line XMLi.

There have been no changes in the Supervisory Board since December 31, 2004.

Follow-up report

AG Inc. and Software AG ./. U.S. Software Company Software AG Inc. and Software AG filed a complaint against a U.S. software company in July 2003 seeking damages and a permanent injunction for a violation of a patent granted to Software AG in the year 1994 after out-of-court negotiations failed. The case is pending before the U.S. District Court, Delaware. After conclusion of the so-called "pre-trial discovery" (the procedure used to investigate the facts prior to the actual trial) the court set the trial date in May 2005. In November 2004 the defendant company in turn filed a complaint alleging a patent violation before the U.S. District Court, Alexandria. The case could be settled in April 2005. The claims of both parties under the alleged violations of patents were set off against each other. This settlement did not result in any additional burden on income for Software AG.



Impressum

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany

Susanne Eyrich
VP Corporate Communications

Tel. +49 61 51-92-12 01
Fax +49 61 51-92-14 44
E-Mail: susanne.eyrich@softwareag.com

www.softwareag.com

Financial Calendar*

June 1	CSFB European Technology Conference, Barcelona, Spain
June 2	8th German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany
June 7	Pan-European Technology, Media and Telecommunications Conference, Merrill Lynch, London, UK
July 28	H1/Q2 2005 financial figures
July 29	Analyst conference, London, UK
September 28	HVB German Investment Conference, Munich, Germany
October 5 – 6	Sal. Oppenheim Investor Conference, London, UK
October 28	Q3 2005 financial figures
November 21 – 23	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany
May 12, 2006	Annual General Shareholders' Meeting, Frankfurt, Germany

* Status: May 2005

Third-quarter report 2004

Q3/04



SOFTWARE AG
THE XML COMPANY

Key figures
IFRS, unaudited

€ millions (unless stated)	Sep 30, 2004	Sep 30, 2003	Q3 2004	Q3 2003
Revenue	**298.6**	**305.0**	**96.6**	**98.7**
Products	214.6	212.3	71.1	71.2
of which licensing	77.7	68.7	25.1	22.9
of which maintenance	136.9	143.6	46.0	48.3
Professional services	82.8	91.4	25.2	27.1
Other	1.2	1.3	0.3	0.4
Adjusted EBIT	**60.4**	**41.2**	**21.0**	**15.7**
as % of revenue	20%	14%	22%	16%
Income from investments	24.5	0	0	0
Restructuring expenses	0	– 31.8	0	0
EBIT	**84.9**	**9.4**	**21.0**	**15.7**
Income before taxes	**87.3**	**11.6**	**21.9**	**16.4**
as % of revenue	29%	4%	23%	17%
Income after taxes	**61.9**	**2.9**	**12.7**	**6.5**
as % of revenue	21%	1%	13%	7%
Earnings per share (€)	**2.27**	**0.11**	**0.47**	**0.24**

	Q3 2004	Q3 2003
Employees (quarterly average)	**2,445**	**2,743**
of which in Germany	776	978

€ millions (unless stated)	Sep 30, 2004	Dec 31, 2003
Total assets	**515.2**	**509.1**
Cash and cash equivalents	**110.2**	**74.2**
Shareholders' equity	**312.7**	**269.2**
as % of total assets	61%	53%

Profile

Software AG is an international provider of systems software and XML integration and data-management services. We offer integration solutions based on XML (eXtensible markup language), a key technology for the smooth exchange of data and documents, and a powerful means of introducing state-of-the-art applications into existing IT architectures. We are the European No. 1 and one of the world leaders in this area.

In August 2004, Software AG streamlined its international structure (see second-quarter report, events subsequent to the balance-sheet date). The Company's activities are now organized into three regions:

- North America/Northern Europe (USA, Canada, United Kingdom, Scandinavia, South Africa)
- South (Southern Europe, South and Central America)
- Central/Asia (German-speaking countries, Eastern Europe, Middle East, Asia, Australia)

This second-quarter report is still based on the four regions structure to make comparison with the previous quarter and the first half of 2004 easier.



Karl-Heinz Streibich
Chief Executive Officer

Firm foundations for growth

Software AG has made great progress in terms of strategy over the past nine months, and is significantly stronger as a result. Our future growth plans are clearly oriented toward achieving market leadership.

Increased profitability, a more stable revenue base, and greater depth in terms of financial resources – they were the ambitious goals we set for fiscal 2004. And we left no stone unturned in their pursuit: Our strategic orientation, service portfolio, and internal organizational structures are all now more clearly focused on and driven by customer requirements.

The changes are already paying dividends. Software AG today offers its customers outstanding added value. And we have significantly consolidated our market position. Allied with improvements in the economy as a whole, this has laid the groundwork for successful future growth.

Consolidating and leveraging solutions expertise
At the same time as optimizing our Enterprise Transaction Systems offering, we have also been working hard to develop the XML Business Integration Portfolio, successfully adding complete integration solutions: At the beginning of the year, the portfolio consisted solely of Integration Services and the EntireX and Tamino XML Server product lines. In the first half of the year, we added Integration Packages, and during the third quarter, Integration Solutions. These were based on concepts first developed in the regions and adapted for the international market. Each one embodies outstanding best practices and draws on our in-depth project experience. All the new solutions leverage existing strengths and apply them on a global level.

International demand for integration

Companies are increasingly looking to achieve tight integration. To succeed in today's marketplace, they need to react rapidly to changing requirements. And to do this, they need to exchange information between a diverse range of systems and applications – not only internally, but also with customers, suppliers, and partners. E-government, too, is playing an increasingly prominent role, with official bodies placing greater emphasis on data transfer as a result. In both areas, systems integration is central to effective collaboration, accelerated processes, and optimized costs. As a result, it is a major success factor – in both the private and public sectors.

The enhancement of our Integration Portfolio expands our footprint in this promising market. Software AG is already beginning to exploit some of the opportunities for sustainable growth in this area. We are convinced that XML will make an increasing contribution to our development. And the initial response to our broader portfolio confirms these positive expectations.

Focus on market leadership

The success we are witnessing in systems integration is indicative of the performance of Software AG as a whole. In the future, market leadership will remain a major challenge, which we will tackle head on. And our status as a cutting-edge technology company with a firm customer focus, international presence, and healthy business foundations means that we are exceptionally well placed to make great strides toward this goal in 2005.

Karl-Heinz Streibich
Chief Executive Officer

Share price continues to rise

Software AG stock profited from positive business development during the third quarter. The upswing experienced in the first six months continued into the following period: Company shares made a 63 percent gain over the first nine months, significantly outperforming both the TecDAX and Nasdaq 100 indices of leading tech stocks. Furthermore, Software AG stepped up investor-relations activities during the third quarter. We also made a significant contribution to Deutsche Börse's XBRL initiative: We delivered our reports in the new format and provided backbone technology for the new system – helping to improve the transparency and effectiveness of German financial markets.

Stock markets sensitive to oil price

Once again in the third quarter of 2004, the price of oil was the key macro-economic factor on global bourses. As the cost of 'black gold' continued to escalate, the economic outlook worsened. Major indices such as the Dow Jones and DAX were affected, posting negative third-quarter development. Tech stocks also took a tumble, with considerable losses for the TecDAX and Nasdaq 100 between July and September.

However, despite the broader economic woes, Software AG shares bucked the trend to continue the positive development of the first six months. Having ended 2003 at €16.30, stock closed trading on September 20 at €26.51 – significantly outperforming tech-stock benchmarks TecDAX and Nasdaq 100. These indices posted losses of 8 percent and 4 percent, respectively.

Comparison of Software AG share performance with the TecDAX and Nasdaq 100 over the first nine months of 2004


175
160
145
130
115
100
85
70
Dec 31, 03
Jan 31, 04
Feb 29, 04
March 31, 04
April 30, 04
May 31, 04
June 30, 04
July 31, 04
Aug 31, 04
Sep 30, 04
Software AG
TecDAX
Nasdaq 100

Increased interest from US investors

We stepped up IR activities in the third quarter, making important contacts at investor conferences and roadshows in Germany and leading European financial centers. However, these events were not restricted to Europe: We responded to increased US interest by holding two investor conferences in New York. In the future, we will increase efforts to attract investment from North America.

The number of analysts providing coverage of Software AG shares remained high in the third quarter, at 21. Positive recommendations remained at 16, following publication of third-quarter results on October 28. Four analysts rated the stock as "sell" or "underperform". One "hold" was downgraded to a "sell". And there is one remaining "hold" recommendation. The average target price was €30.

Quarterly reports available in innovative new XBRL format

Since October 2004, Software AG quarterly reports have been available in a new format: The traditional HTML, PDF, and print versions are now supplemented by XBRL (eXtensible Business Reporting Language). XBRL is a freely available XML-based standard for handling corporate financial information, designed to significantly streamline the exchange and comparison of data. The new language enables direct access, rapid availability, and automatic processing. This benefits financial institutions, investors, companies, and analysts. This will cut the costs of generating, publishing, and distributing financial data. Furthermore, automatic conversion, rather than manual transfer, will increase the quality and integrity of data.

We are also supporting Deutsche Börse's pilot XBRL project with essential technology expertise: Financial reports uploaded to the DB system are saved and managed using our latest Tamino XML Server software. And Software AG has also been tasked with operation of the XBRL portal for the German stock-exchange organization.

This project provides further evidence that our innovative solutions are successfully gaining ground in the marketplace.

For further information on the XBRL initiative and to view quarterly reports in the new format, visit http://xbrl.deutsche-boerse.com/xbrl/index-en.html.

Software AG stock	September 30, 2004	September 30, 2003
Share price (XETRA closing, in €)	26.51	15.57
No. of shares	27,266,752	27,266,752
Market capitalization (in € millions)	723	425
52-week high/low (in €)	28.17/17.30	

Frankfurt (Prime Standard/TecDAX), ISIN DE 0003304002, ticker SOW

Business development stable, profits rising

The positive trend of the first six months continued into the third quarter of 2004. Once again, Software AG enjoyed significant gains in terms of profitability, with dynamic growth in its important license business.

Third-quarter earnings before interest and tax (EBIT) outperformed the corresponding 2003 figure by 34 percent, at €21.0 million. Earnings before tax (EBT) rose to €21.9 million. The bottom line improved by 95 percent: Net profit totaled €12.7 million. Adjusted for currency translation effects, total revenues matched 2003 levels, at €96.6 million. However, the high-margin licensing segment posted an above-average gain of 10 percent.

Strong license sales across both business lines

Between July and September, new software licenses generated €25.1 million (€22.9 million in Q3 2003). The lion's share was attributable to Enterprise Transaction Systems (ETS), which enjoyed 10 percent growth to €17.5 million. This business line, which is focused on mainframe modernization, profited from the positive customer response to our innovative product packages. For example, the packages designed to increase the productivity and performance of IT systems, launched in the first half of the year, as well as the Adabas SQL Gateway, contributed over €1 million.

In the systems integration segment, licensing revenues gained 2 percent to €5.2 million. In this area, too, the enhanced offering prompted an increase in demand. However, the new, optimized XML Business Integration portfolio remains relatively new to the marketplace; its full impact on sales figures will not be felt until 2005.


License sales by product line
17.5
15.9
5.2
5.1
2.4
1.9
Q3 2004
Q3 2003

Third-quarter product revenues (licensing and maintenance) amounted to €71.1 million (€71.2 million in Q3 2003). Maintenance services generated €46.0 million (€48.3 million). Adjusted for currency effects, this is a 1 percent fall. Revenues from professional services totaled €25.2 million (€27.1 million), impacted by the sluggish German market and the traditional dip in sales at this time of year in Southern Europe.

Buoyant license trade in Europe

In spite of weak economic fundamentals in the eurozone, third-quarter revenues outperformed 2003 figures by 7 percent in Southern and Western Europe, and by 5 percent in Central and Eastern Europe. Both regions posted above-average gains in the key licensing segment. In Southern and Western Europe, license sales increased by 56 percent, and in Central and Eastern Europe by 61 percent – accounting for nearly one third of both regions' total revenues.

Revenues by region		
€ millions	**Q3 2004**	**Q3 2003**
Americas	29.6	34.5
Southern and Western Europe	26.6	24.9
Central and Eastern Europe	23.3	22.1
Northern Europe, Asia/Pacific, South Africa	17.2	17.3

In Northern Europe, Asia/Pacific, South Africa, revenues were unchanged over 2003. Business was muted in the USA, as public-sector organizations delayed spending decisions in the run-up to the presidential elections.

Profitability

Increased efficiency drives earnings growth

The Company's streamlined cost base continued to generate significant savings during the third quarter. Allied with improved operating margins, this led to significant profit growth. Earnings before interest, tax, and exceptional items (EBIT) rose to €21 million, and EBIT margin to 22 percent. Earnings before tax (EBT) climbed by more than one third to €21.9 million. Earnings per share nearly doubled, climbing to €0.47 (€0.24 in Q3 2003). Consolidated net profit increased to €12.7 million (€6.5 million), or 13 percent of revenues.

As a result of a marked upturn in high-margin license sales, EBITA quadrupled in Central and Eastern Europe to €4.2 million. In the Americas region, operating earnings, at €9.2 million, remained at 2003 levels, in spite of a dip in revenues. Investment relating to the penetration of the South American market, combined with increased R&D spending to localize solutions for the Spanish market, led to EBITA slipping in the Southern and Western Europe region to –€0.6 million (€1.7 million in Q3 2003). In Northern Europe, Asia/Pacific, South Africa, operating earnings fell by €0.9 million to €4.0 million.

Earnings development		
€ millions	**Q3 2004**	**Q3 2003**
EBIT	21.0	15.7
EBT	21.9	16.4
Consolidated net profit	12.7	6.5
Earnings per share (€)	0.47	0.24

Strategic progress

Integration solutions take offering to a new level

One of the cornerstones of our growth strategy is the continuous development of the Software AG service portfolio, based on future customer and market needs. The XML and ETS portfolios have been optimized to give them a greater focus on customer needs, and we are now adding XML Integration Solutions. The XML offering previously centered on integration products and services, but in 2004 we added two new levels: Level 3 comprises Integration Packages, forming a horizontal technology platform; level 4 includes additional vertical solutions. The higher the level, the greater the added-value for customers.

Level 4 is based on industry-specific solutions developed in the regions, which we adapt to the needs of international markets. During the third quarter, this led, in particular, to new financial services, healthcare, and public-sector solutions.

In the Enterprise Transaction System segment, we launched Adabas Replication Server during the third quarter. This innovative product was developed in response to the needs of 28 individual customers around the world, and reflects our customer-driven go-to-market strategy.

Growth via geographical diversification

There are exciting growth opportunities for Software AG in the emerging markets, particularly Eastern Europe, China, and South America. The Company has now directly entered the South American market and has already won major contracts with high-profile reference customers in Chile: We are providing consulting services to the Chilean government on the implementation of XML as a standard integration tool, with advice and support for the Health Ministry regarding the possibilities offered by e-government. Other customers include the national post office organization and two major healthcare companies that operate hospitals and GP practices.

Expanded partner network

Software AG and Novell, Inc. have formed a new technology partnership for XML-based products operating under Suse Linux. The two companies are collaborating to create solutions for vertical markets. Novell Alliance Partner status is helping Software AG to become more innovative, providing greater opportunities in the open-source space, and facilitating the penetration of new markets.

We also collaborated with Sun Microsystems on two major XML integration projects in the UK: A Linux portal was implemented at Dorset County Council, and Tewkesbury Borough Council received a new solution to aid compliance with the UK Government's electronic-service legislation. Our partnership with Shanghai 5A Technology Development Co. Ltd. enabled us to win the Shanghai Government as an important XML Business Integration customer.


XML Integration Portfolio
XML Integration Solutions
Government
Financial
Healthcare
Publishing
XML Integration Packages
Enterprise Legacy Integrator
Enterprise Service Integrator
Enterprise Information Integrator
Enterprise Process Manager (BPM)
XML Integration Products
entireX Communicator
entireX XML Mediator
tamino XML Server
XML Integration Services
Business Process Consulting
Information Strategy
Project Implementation
24x7 Support
Education and Training
Infrastructure Assessments

Breakdown of revenues


Maintenance 46%
Licenses 26%
Professional services 28%

First nine months of fiscal 2004

Stable revenues with increased license sales

Consolidated revenues for the first three quarters of 2004 totaled €298.6 million. The slight year-on-year dip in sales of 2 percent is solely attributable to the buoyant euro. Adjusted for currency translation effects, revenues rose by 1 percent. Product revenues (licensing and maintenance) increased to €214.6 million (€212.3 million in 2003). Licensing alone generated €77.7 million (€68.7 million), representing an increased share of total revenues from 23 percent to 26 percent. On September 30, 2004, the Software AG Group employed 2,468 employees, 333 fewer than on September 30, 2003.

Ninefold increase in EBIT

There was a significant improvement in the Software AG cost base during the period, with administrative, sales, and R&D expenses falling by €26.0 million over 2003 to €135.8 million. The largest percentage saving was realized for R&D costs, which fell 22 percent, followed by administrative costs, down 18 percent.

EBIT, which rose from €9.4 million to €84.9 million, includes exceptional income in the amount of €24.5 million. This sum was generated by the second-quarter divestment of Software AG's stockholding in SAP Systems Integration AG (SAP SI).

High cash flow, healthy balance sheet

Restructuring costs during the period were nearly twice the 2003 figure, at €23.4 million. The organic cash flow increased to €42.4 million (€40.9 million). Free cash flow also rose, to €11.4 million (€5.7 million).

Total assets climbed to €515.2 million (€494.2 million), in spite of a reduction in fixed assets through the SAP SI share sale. Cash and cash equivalents rose to 21 percent of assets, at €110.2 million (€74.8 million in 2003). The Company has no bank debt. The rise in equity, up at €312.7 million, took the equity-to-total-assets ratio to 61 percent (53 percent in 2003).

Earnings development

€ millions	September 30, 2004	September 30, 2003
EBIT	84.9	9.4
EBT	87.3	11.6
Net earnings	61.9	2.9
EPS (€)	2.27	0.11

Growth strategy ensures bright future

Positive business development during the first nine months has clearly underlined the value of our strategic decision to focus on two product lines. Software AG is now well placed to face the challenges of 2005. But our growth strategy does not stop there: We intend to further expand our portfolio, leverage international market opportunities, and strengthen our presence through strategic partnerships.

Stable revenues and marked upturn in earnings in 2004

Before currency effects, full-year consolidated revenues are still expected to remain stable. However, as a result of a successful drive to increase efficiency, EBIT margin is on course to grow by over 20 percent, with a 40 percent increase in EBIT, to approximately €83 million. The divestment of our stockholding in SAP Systems Integration AG (SAP SI) generated further exceptional income of €24.5 million. EPS will be in the range of €2.75 to €2.85, including €0.88 attributable to the SAP SI stock sale.

Double-digit revenues growth in the mid term

In 2005, we expect a slight increase in IT spending to lead to single-figure growth. In the mid term, however, we look forward to double-figure expansion, with stable margins. Steady sales are forecast in the mainframe segment, with growth projected for XML Integration solutions. By tapping into new markets, we hope to generate added momentum.

Consolidated income statement for the nine months ended September 30, 2004 (January 1 to September 30, 2004) IFRS, unaudited				
€ thousands	**Sep 30, 2004**	**Sep 30, 2003**	**3Q 2004**	**3Q 2003**
Revenue				
Products	214,563	212,382	71,052	71,212
of which licensing	77,663	68,747	25,057	22,929
of which maintenance	136,900	143,635	45,995	48,283
Professional services	82,846	91,368	25,222	27,064
Other	1,202	1,206	361	404
Total revenue	**298,611**	**304,956**	**96,635**	**98,680**
Total costs of sales	- 101,901	- 111,478	- 32,903	- 34,797
Gross profit	**196,710**	**193,478**	**63,732**	**63,883**
Research and development	- 36,948	- 47,218	- 11,353	- 15,448
Sales, marketing and distribution	- 65,414	- 74,006	- 22,346	- 23,305
Administrative costs	- 33,488	- 40,635	- 11,321	- 12,968
Total operating expenses	**- 135,850**	**- 161,859**	**- 45,020**	**- 51,721**
Other income/expenses	- 477	9,576	2,321	3,585
Restructuring expenses	0	- 31,780	0	0
Income from sale of SAP-SI shares	24,539	0	0	0
Interest income/expenses	**2,345**	**2,200**	**845**	**679**
Profit before tax	**87,267**	**11,615**	**21,878**	**16,426**
Taxes	**- 25,366**	**- 8,717**	**- 9,137**	**- 9,967**
Net income	**61,901**	**2,898**	**12,741**	**6,459**
Earnings per share (EUR, basic)	2.27	0.11	0.47	0.24
Earnings per share (EUR, diluted)	2.27	0.11	0.47	0.24
Weighted average shares outstanding (basic)	27,266,752	27,266,752	27,266,752	27,266,752
Weighted average shares outstanding (diluted)	27,266,752	27,266,752	27,266,752	27,266,752

Consolidated balance sheet as of September 30, 2004

IFRS, unaudited

€ thousands	Sep 30, 2004	Sep 30, 2003	Dec 31, 2003
Assets			
A. Cash and cash equivalents			
1. Cash on hand and bank balances	88,146	58,465	53,083
2. Securities	22,102	16,342	21,076
	110,248	**74,807**	**74,159**
B. Current assets			
1. Inventories	356	360	387
2. Trade receivables	126,120	113,483	124,578
3. Other receivables and other assets	7,043	6,974	7,701
	133,519	**120,817**	**132,666**
C. Fixed assets			
1. Intangible assets	1,306	1,047	1,491
2. Goodwill	176,472	176,591	176,472
3. Property, plant and equipment	44,853	48,537	47,880
4. Financial assets	6,182	21,629	25,028
	228,813	**247,804**	**250,871**
D. Deferred taxes	**36,463**	**43,848**	**44,959**
E. Deferred expenses	**6,216**	**6,957**	**6,476**
Total assets	**515,259**	**494,233**	**509,131**
Equity and liabilities			
A. Current liabilities			
1. Current financial liabilities	3,757	5,826	6,546
2. Trade payables	17,508	19,420	26,770
3. Other current liabilities	18,291	24,810	25,294
4. Current provisions	46,496	60,247	77,791
	86,052	**110,303**	**136,401**
B. Non-current liabilities			
1. Non-current financial liabilities	3,887	5,268	4,356
2. Trade payables	0	0	22
3. Other non-current liabilities	3,560	3,615	3,641
4. Provision for pension	20,748	19,047	19,666
5. Non-current provisions	835	4,091	5,596
	29,030	**32,021**	**33,281**
C. Deferred taxes	**11,944**	**15,303**	**12,798**
D. Deferred income	**75,362**	**74,182**	**57,330**
E. Minority interest	**126**	**159**	**126**
F. Equity			
1. Share capital	81,800	81,800	81,800
2. Capital reserve	132	132	132
3. Retained earnings	156,454	149,358	149,358
4. Consolidated income	61,901	2,898	7,096
5. Currency translation differences	– 26,870	– 20,300	– 32,340
6. Other comprehensive income	39,328	48,377	63,149
	312,745	**262,265**	**269,195**
Total equity and liabilities	**515,259**	**494,233**	**509,131**

Statement of cash flows for the nine months ended September 30, 2004 (January 1 to September 30, 2004)

IFRS, unaudited

€ thousands	Sep 30, 2004	Sep 30, 2003	3Q 2004	3Q 2003
Income after taxes	61,901	2,898	12,741	6,459
Depreciation	6,784	8,692	2,253	2,635
Income from sale of SAP-SI shares	– 24,539	0	0	0
Income from sale of other assets	231	379	237	16
Interest result	– 2,345	– 2,200	– 846	– 679
Income taxes	24,146	7,090	8,778	9,466
Cash generated from operations	66,178	16,859	23,163	17,897
Changes in inventories, receivables and other current assets	– 1,073	16,978	11,770	16,371
Changes in payables and other liabilities	– 34,012	– 1,386	– 22,317	– 26,252
Income taxes paid	– 17,637	– 23,695	– 10,861	– 6,924
Interest paid	– 693	– 949	– 174	– 317
Interest received	2,928	3,010	996	930
Net cash used in/provided by operating activities	**15,691**	**10,817**	**2,577**	**1,705**
Cash received from the sale of tangible/intangible assets	72	699	16	152
Investments in tangible/intangible assets	– 3,480	– 4,081	– 1,564	– 1,100
Cash received from the sale of financial assets	26,273	21	135	15
Investments in financial assets	– 846	– 1,033	– 98	– 195
Net cash used in/provided by investing activities	**22,019**	**– 4,394**	**– 1,511**	**– 1,128**
Proceeds from issue of minority share capital	0	159	0	159
Repayment of loans from acquisitions and other finance liabilities	– 2,308	– 5,111	– 811	– 678
Net cash used in/provided by financing activities	**– 2,308**	**– 4,952**	**– 811**	**– 519**
Change in cash funds from cash relevant transactions	**35,402**	**1,471**	**255**	**58**
Adjustment from currency translation	**687**	**– 2,087**	**– 473**	**– 313**
Net change in cash and cash equivalents	**36,089**	**– 616**	**– 218**	**– 255**
Cash and cash equivalents at the beginning of the period	74,159	75,423	110,466	75,062
Cash and cash equivalents at the end of the period	**110,248**	**74,807**	**110,248**	**74,807**

Segment report for the nine months ended September 30, 2004 (January 1 to September 30, 2004)

IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	20,784	17,473	21,022	18,384	77,663	0	77,663
Maintenance	57,646	20,856	28,708	29,716	136,926	- 26	136,900
Services	10,990	47,666	5,693	18,773	83,122	- 276	82,846
Other	279	365	101	100	845	357	1,202
Total revenue	**89,699**	**86,360**	**55,524**	**66,973**	**298,556**	**55**	**298,611**
EBITA	27,017	5,268	14,163	10,921	57,369	3,014	60,383
Amortization							0
Interest result							2,345
Income from SAP-SI sale							24,539
Profit before tax							87,267
Taxes							-25,366
Net income							61,901
Total revenue proportion per region	30.0%	28.9%	18.6%	22.5%	100.0%		
Product revenue	78,430	38,329	49,730	48,100	214,589		
Proportion per region	36.5%	17.9%	23.2%	22.4%	100.0%		

Segment report for the nine months ended September 30, 2003 (January 1 to September 30, 2003)

IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	25,558	13,444	17,073	12,683	68,758	- 11	68,747
Maintenance	63,963	20,757	27,969	30,967	143,656	- 21	143,635
Services	13,117	48,659	5,305	25,002	92,083	- 715	91,368
Other	108	118	313	118	657	549	1,206
Total revenue	**102,746**	**82,978**	**50,660**	**68,770**	**305,154**	**- 198**	**304,956**
EBITA	28,527	7,827	12,819	3,623	52,796	- 11,601	41,195
Amortization							0
Interest result							2,200
Restructuring expense							- 31,780
Profit before tax							11,615
Taxes							- 8,717
Net income							2,898
Total revenue proportion per region	33.7%	27.2%	16.6%	22.5%	100.0%		
Product revenue	89,521	34,201	45,042	43,650	212,414		
Proportion per region	42.1%	16.1%	21.2%	20.6%	100.0%		

Segment report for Q3 2004 (July 1 to September 30, 2004) IFRS, unaudited							
€ thousands	**Americas**	**Southern and Western Europe**	**Northern Europe, Asia/Pacific, South Africa**	**Central and Eastern Europe**	**Total**	**Central functions, R&D and Consolidation**	**Total Group**
Licenses	7,164	5,383	5,381	7,130	25,058	- 1	[illegible]
Maintenance	18,953	7,171	10,096	9,777	45,997	- 2	[illegible]
Services	3,496	13,399	1,695	6,295	25,385	- 163	[illegible]
Other	5	150	35	57	247	114	[illegible]
Total revenue	**29,618**	**26,603**	**17,207**	**23,259**	**96,687**	**- 52**	[illegible]
EBITA	9,230	- 573	4,017	4,234	16,908	4,125	[illegible]
Amortization							[illegible]
Interest result							[illegible]
Income from SAP-SI sale							[illegible]
Profit before tax							[illegible]
Taxes							[illegible]
Net income							[illegible]
Total revenue proportion per region	30.6 %	27.5 %	17.8 %	24.1 %	100.0 %		
Product revenue	26,117	12,554	15,477	16,907	71,055		
Proportion per region	36.7 %	17.7 %	21.8 %	23.8 %	100.0 %		

Segment report for Q3 2003 (July 1 to September 30, 2003) IFRS, unaudited							
€ thousands	**Americas**	**Southern and Western Europe**	**Northern Europe, Asia/Pacific, South Africa**	**Central and Eastern Europe**	**Total**	**Central functions, R&D and Consolidation**	**Total Group**
Licenses	8,842	3,447	6,248	4,437	22,974	- 45	22,929
Maintenance	21,475	7,124	9,180	10,518	48,297	- 14	48,283
Services	4,076	14,210	1,865	7,066	27,217	- 153	27,064
Other	60	75	43	34	212	192	404
Total revenue	**34,453**	**24,856**	**17,336**	**22,055**	**98,700**	**- 20**	**98,680**
EBITA	9,270	1,677	4,904	938	16,789	- 1,042	15,747
Amortization							0
Interest result							679
Restructuring result							0
Profit before tax							16,426
Taxes							- 9,967
Net income							6,459
Total revenue proportion per region	34.9 %	25.2 %	17.6 %	22.3 %	100.0 %		
Product revenue	30,317	10,571	15,428	14,955	71,271		
Proportion per region	42.5 %	14.8 %	21.7 %	21.0 %	100.0 %		

Statement of changes in equity for the nine months ended September 30, 2004 (January 1 to September 30, 2004)

IFRS, unaudited

€ thousands	Shares		Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other comprehensive Income	Total
	Number	Share capital						
As of January 1, 2004	27,266,752	81,800	132	156,454	0	– 32,340	63,149	269,195
Consolidated income for the period					61,901			61,901
Currency translation differences						5,470		5,470
Measurement of financial assets							– 18,112	– 18,112
Currency translation							– 5,709	– 5,709
As of September 30, 2004	27,266,752	81,800	132	156,454	61,901	– 26,870	39,328	312,745

Statement of changes in equity for the nine months ended September, 2003 (January 1 to September 30, 2003)

IFRS, unaudited

€ thousands	Shares		Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other comprehensive Income	Total
	Number	Share capital						
As of January 1, 2003	27,266,752	81,800	132	149,358	0	0	27,639	258,929
Consolidated income of the period					2,898			2,898
Currency translation differences						– 20,300		– 20,300
Measurement of financial assets								
Currency translation							20,738	20,738
As of September 30, 2003	27,266,752	81,800	132	149,358	2,898	– 20,300	48,377	262,265

Accounting principles

Basis

Since the beginning of 2004, the consolidated financial statements of Software AG have been prepared in accordance with the International Accounting Standards Board's (IASB) International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). Software AG complied with the IAS and IFRS, and IFRIC (International Financial Reporting Interpretations Committee, formerly SIC) interpretations applicable on December 31, 2003.

Figures in the consolidated financial statements are, unless otherwise stated, quoted in thousands of euros (€ thousands).

Principals of consolidation

The consolidated financial statements include Software AG and companies under its control. Control is generally taken to be proven where the Group holds, directly or indirectly, the majority of voting rights for authorized capital in a company, and/or can determine the fiscal or business policy of the company.

The financial statements of consolidated companies are compiled according to consistent accounting and valuation principles.

Subsidiaries established by Software AG are consolidated on the date they are formed. However, first-time consolidation occurred after the date of foundation for SAG-E, SAG-P, SAG-CH, and Softinterest Holding AG – which were consolidated for the first time in 1994 – as well as for Asian subsidiary SQL and for SAG-IRL.

The first-time consolidation of all companies was undertaken using the book value method. Subsequent consolidation is derived from the figures employed for first-time consolidation.

Debit balances arising from capital consolidation and relating solely to goodwill from acquisitions before January 31, 2001, were netted against capital reserves, pursuant to Section 309, Subsection 1, of the German Commercial Code (HGB). Goodwill from acquisitions after January 31, 2001, is capitalized, and amortized over ten years. In accordance with the option granted by IFRS 1.14, the Company has not applied IAS 22 retrospectively, but has continued to use the figures for mergers and acquisitions posted according to HGB.

Revenue, expenses and income, receivables, liabilities, and provisions arising between consolidated companies have been eliminated. Intercompany earnings from services provided within the Group were also eliminated where these were not realized from services to third parties.

Consolidated companies

On May 13, 2004, Software AG established SAG Systemhaus S.L., Madrid, Spain, with subscribed capital of €60 thousand. As of this date, the new company was consolidated as part of the Software AG Group. This was the only change to the scope of consolidation since December 31, 2003.

Estimates and assumptions

In a very limited number of instances, estimates and assumptions were made which could impact the statement and figures posted for balance-sheet assets, debt, income, expenses and contingent liabilities. True values may deviate from these estimates and assumptions.

Currency translation
The financial statements of foreign subsidiaries are translated using functional currencies: As these companies have organizational, financial, and commercial independence, the respective local currency is identical to the functional currency. Assets and liabilities are translated according to the currency exchange rate on the balance-sheet date, and expenses and income according to monthly averages. Currency translation differences are posted as such under equity, but not recognized in net profit or loss for the period.

In the individual financial statements for consolidated companies, foreign-currency items are translated on the balance-sheet date, and included in net profit or loss for the period. Translation differences from long-term intercompany net cash investments in non-German companies are excepted from this rule. These are posted as other comprehensive income under equity, but not recognized in net profit or loss for the period.

Cash on hand and bank balances
This item includes cash and short-term investments, plus short-term cash equivalents.

Securities include short-term, highly liquid financial investments which can be converted to cash at any time, and which are only subject to immaterial fluctuations in value.

Securities, financial assets, and derivatives
Financial assets are initially valued at the cost of acquisition, including transaction costs. The subsequent valuation depends on their classification.

Financial assets which are available for sale are valued according to their price on the balance-sheet date (i.e. the fair market value). Gains or losses are posted as other comprehensive income under equity, but not recognized in net profit or loss for the period.

Financial assets are recorded at their individual fair market values where this is possible to calculate and the assets have not been held until maturity. Loans and receivables included under this item which are not held for trading purposes, and assets with no publicly available price on an active market, where it is not possible to reliably calculate a fair market price, are valued at the adjusted cost of acquisition. All values are subject to regular, objective impairment testing, and value impairment, where it has occurred, is reflected in earnings for the period.

Software AG uses hedging instruments to protect against the risks posed by worldwide currency fluctuations. Company policy is to hedge against currency risks in their totality, and not take specific action for each individual transaction. Open positions in futures transactions are valued at the fair market value, and stated on the balance sheet under other assets or current provisions. Changes in the fair market value of derivative instruments used to offset the cumulative change in expected future cash flows from currency fluctuations are posted as other comprehensive income until such time as the underlying transaction is reclassified in net profit or loss for the period.

The ineffective portions of cash-flow hedges, and changes in the fair market value of derivatives which do not fulfill hedge accounting requirements, are immediately recognized in net profit or loss for the relevant year.

Inventories
Inventories are recorded at the lower of cost of acquisition/manufacture or net realizable value. Net realizable value is the estimated amount that would be raised from a sale during normal operations, less the estimated costs arising until manufacture is complete, less estimated sales costs.

Trade receivables
Trade receivables are posted at the fair value applicable when revenues are realized or services provided, and valued at the net book value, less any necessary value adjustments.

This item also includes unbilled services from projects for which a fixed price has been agreed, but for which the percentage of completion method is applied.

Other current assets
Other current assets are valued at cost of acquisition, which corresponds to fair market value.

Intangible assets
Concessions, industrial and similar rights and intangible assets, and licenses to such rights are capitalized at cost of acquisition and amortized over their useful economic lives according to the straight-line method. These assets are regularly subjected to impairment testing.

Goodwill
Debit balances arising from capital consolidation as defined by HGB are calculated according to book value, with no disclosure of hidden reserves. Before January 31, 2001, balances were offset against capital reserves, pursuant to Section 309, Subsection 1 of HGB. After this date, goodwill was capitalized and amortized over ten years according to the straight-line method. The term over which goodwill is amortized is established at the time of the acquisition, based on useful economic life. Software AG applies IFRS 1.13, which allows the Company to retain HGB valuations of goodwill arising before the transition to IFRS accounting on January 1, 2003. In accordance with IFRS 3, the historical HGB valuation of goodwill was posted at €176,591 thousand on this date. IFRS 3 requires that goodwill is no longer amortized, but subject to annual impairment testing and examination of future useful economic life. The residual book value is written down to its fair value where the value has been impaired.

Property, plant and equipment
Property, plant and equipment are stated at cost of acquisition or manufacture less accumulated depreciation and impairment costs. Where items are sold or scrapped, the relevant cost of acquisition and accumulated write-downs are eliminated – any realized income/loss from the disposal of the asset is shown on the income statement.

Tangible assets acquired for €410 or less are fully written down in the year they are first posted.

Cost of acquisition/manufacture comprises purchase price, including any customer payments and non-refundable income tax, and costs that are directly attributable to preparing the asset for its intended use. Expenditure such as maintenance incurred once the asset is in use is posted in the period during which it is incurred. Subsequent expenditure is only booked under assets where this improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not included under cost of acquisition/manufacture.

Property, plant and equipment are depreciated over their useful economic lives according to the straight-line method:

Buildings	50 years
Improvements to property	8 – 10 years
Office equipment	3 – 13 years
Computer hardware and accessories	1 – 4 years

Useful economic lives and methods of depreciation are periodically examined to ensure that theoretical values correspond with actual expected values.

Assets under construction are allocated to unfinished property, plant and equipment, and stated at cost of acquisition/manufacture. Depreciation only takes place once manufacture is complete and the asset is in use.

Impairment of the value of intangible assets and property, plant and equipment
Where there is evidence that the value of intangible assets, property, plant and equipment has been impaired, these are immediately written down to their recoverable values, i.e. the higher of net realizable value and value in use. Value in use is the cash value of forecast future cash flows from the continued use of an asset and from disposal at the end of its useful economic life.

Leasing
Fixed assets include assets provided under leasing contracts. Software AG leases computer hardware and accessories, and office equipment. In accordance with IAS 17, leasing contracts are classified, according to opportunities and risks, as capital leases (where the leased asset is allocated to the lessee) or operating leases (where the leased asset is allocated to the lessor).

Capital leases: Leased items are posted on the balance sheet under both assets and leasing liabilities (at the same amount). The fair market value of the leased item at the beginning of the contract is used, or, where less, the cash value of the total minimum leasing payments. Calculation of this cash value is based on the interest rate of the overall lease agreement, where this figure can be practically identified. Otherwise, the lessee's threshold borrowing interest rate is used. Capital leases are amortized over their scheduled useful economic lives according to the straight-line method. Future lease installments are posted as financial liabilities.

Operating leases: Operating lease payments are expensed throughout the life of the leasing agreement.

Deferred taxes
Tax assets and liabilities are deferred according to the balance-sheet liability method for temporary differences between figures stated for tax purposes and those on the consolidated balance sheets. Taxes are also deferred on loss carryforwards.

Deferred taxes are calculated according to the tax rate expected to apply in the year in which they will be realized. Dividends are only included once the annual shareholders' meeting has voted on the use of earnings.

Deferred tax assets and liabilities are not discounted.

The book values of deferred taxes are regularly examined and, where necessary, adjusted.

Prepaid expenses
This item includes prepayments made by Software AG within the scope of license and rental agreements. Amounts are reversed and booked as expense in the accounting period when the service is delivered to Software AG.

Liabilities
Short-term liabilities are stated at their repayment or fulfillment value.

Long-term liabilities are stated at adjusted cost of acquisition, calculated according to the effective interest method, i.e. by discounting expected future repayments.

Provisions
Provisions are formed where the Company has a de jure or de facto obligation to a third party arising from an event in the past, where it is likely that the Company will have to settle this obligation, and a reliable estimate can be made of the value of the liability. Estimates are subject to regular examination and, where necessary, adjustment.

Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions for pensions
Software AG operates both defined-benefit and defined-contribution pension plans. The actuarial calculation of provisions for pensions follows the projected unit credit method described in IAS 19, whereby expected future increases in pensions and salaries are also included.

For the defined-contribution plan, Software AG has no obligations beyond its undertaking to pay all contributions to earmarked funds.

Deferred income
Deferred income includes prepayments from customers for maintenance services. Amounts are reversed and posted as revenues in the period Software AG delivers the service.

Other comprehensive income
Other comprehensive income comprises differences arising from the translation of the financial statements of commercially independent non-German subsidiaries, and effects from the valuation of financial instruments. Also included are translation differences from cash positions that are primarily part of a net investment in a commercially independent non-German subsidiary. Figures are quoted after tax.

Equity
Development of shareholders equity is shown on page 18.

In addition, contingent capital at September 30, 2004, comprised the following amounts:

1.) Up to €3,357 thousand in up to 1,118,962 no-par value shares, reserved to cover subscription rights granted under the first share-option plan (Management Incentive Plan I, MIP I) for Executive Board members and senior executives of the Software AG Group. The terms and conditions of this plan, as well as the numbers of shares allocated/exercised, are given on page 32.

2.) Up to €3,000 thousand in up to 1,000,000 no-par value shares, reserved to cover subscription rights granted under the second share-option plan (Management Incentive Plan II, MIP II) for Executive Board members and senior executives of the Software AG Group. The terms and conditions of this plan, as well as the numbers of shares allocated/exercised, are given on page 32.

3.) Up to €13,515 thousand in up to 4,505,000 no-par value shares, reserved to grant option rights to holders of warrants from cum-warrant bonds, and to grant conversion options to holders of convertible bonds in accordance with the bonds' terms. The Executive Board is authorized to issue such bonds, with a term of up to 10 years, once or more than once in the period to April 27, 2006, up to a total nominal value of €500,000 thousand. The Executive Board had not made use of this authorization by September 30, 2004. At the annual shareholders' meeting on April 30, 2004, the entitlement to draw on this capital was withdrawn and replaced by that detailed under section 4 below.

4.) Up to €36,000 thousand in up to 12,000,000 bearer shares, each with a €3 share of capital stock, reserved to grant option rights and to agree option obligations arising from cum-warrant bonds, and to grant conversion options and option obligations to holders of convertible bonds in accordance with the bonds' terms (agreed at the annual shareholders' meeting on April 30, 2004). Subject to the approval of the Supervisory Board, the Executive Board may authorize the exercise of these rights by Software AG or a (directly or indirectly) wholly owned subsidiary by April 29, 2009.

In this instance, shareholders are entitled to pre-emptive subscription rights, with the following exceptions:

- The Executive Board is authorized to exclude fractional amounts.
- Subject to the approval of the Supervisory Board, the Executive Board is authorized to totally exclude shareholders' subscription rights in the following instance: Where, upon due examination, the issue price of options or convertible bonds is not thought to be significantly less than its hypothetical market value (i.e. such value being calculated by accepted financial industry methods). However, this right to exclusion only applies to options and convertible bonds with rights or obligations for shares totaling no more than €8,180 thousand, or, where lower, 10 percent of capital stock at the time the subscription rights are excluded.

The Executive Board had not made use of this authorization by September 30, 2004.

At the balance-sheet date, the Executive Board is further authorized, with the consent of the Supervisory Board, to increase the Company's subscribed capital by up to €37,989 thousand once or more than once in the period to April 27, 2006, by issuing up to 12,663,036 registered shares against cash and/or non-cash contributions (authorized capital). With the exception of the cases detailed below, shareholders will be granted pre-emptive subscription rights:

- The Executive Board is authorized to exclude shareholders' preemptive subscription rights with respect to fractional amounts.
- The Executive Board is further authorized, with the consent of the Supervisory Board, to exclude shareholders' pre-emptive subscription rights with respect to capital increases against non-cash contributions effected for the purpose of acquiring participations, holdings, companies or business units.
- The Executive Board is also authorized, with the consent of the Supervisory Board, to exclude shareholders' pre-emptive subscription rights provided that the capital increase against cash effected on the basis of this authorization does not exceed 10 percent of the subscribed capital at the time this authorization is first exercised, and provided that the issue price is not significantly lower than the market value.
- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude shareholders' pre-emptive subscription rights with respect to a nominal amount not exceeding €6,503 thousand in order to offer new shares to employees of Software AG and its affiliated companies (in accordance with sections 15 ff. of the German Stock Corporation Act) under an employee share option plan. The new shares can also be transferred to a bank on condition that sale is restricted to entitled persons in accordance with the Company's instructions.

At September 30, 2004, the Executive Board had not exercised its power to increase subscribed capital.

Revenues
Software AG primarily generates revenues from software licenses (for unlimited periods of usage), maintenance, and other services. Incoming monies from software licenses are only posted as revenues once a contract has been signed with the customer, all possible rights of return have expired, the software has been supplied, and a price has been agreed or can be established, and there is sufficient probability that payment will be made.

Maintenance revenues are prorated over the period of service provision.

Revenues from contract work invoiced according to man-hours are recognized once the services have been provided by Software AG.

Pursuant to IAS 11 and IAS 18, revenues from fixed-price service contracts are recognized according to the percentage of completion method where the revenues can be reliably measured, there is sufficient probability that Software AG will receive the economic benefits of the transaction, and that all related costs expected until completion of the service can be reliably measured.

Revenues figures are net of all discounts and rebates.

Costs of manufacture

Costs of manufacture include all production-related costs on the basis of normal utilization levels. They include individual unit costs that can be directly allocated to projects, plus fixed and variable overheads. Borrowing costs are not capitalized in costs of acquisition/manufacture. No unscheduled write-downs on inventories were required during the reporting period.

Research and development costs

Research and development costs are expensed in the income statement as they are incurred.

The creation of and subsequent improvements to software involve closely linked research and development phases. Accordingly, it is not possible to strictly separate expenses incurred for research from those incurred for development. Consequently the criteria for separately reporting development costs laid out in IAS 38, Section 41, in conjunction with 42, cannot be met.

Sales, marketing and distribution

These include personnel and materials costs, write-downs, and advertising expenses.

Administrative costs

These include personnel and materials costs, and applicable depreciation and amortization.

Earnings per share

Earnings per share are calculated by dividing net income allocable to shareholders for the period by the weighted number of shares outstanding during the period. Software AG only has common stock.

Notes on the first-time application of IAS/IFRS

Accounting and valuation

Pursuant to IFRS 1, International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS) are applied retrospectively upon their initial adoption. Figures from previous periods are adjusted accordingly to allow effective comparison.

New standards published as part of the International Accounting Standards Board Improvement Project in December 2003, whose application is not compulsory until January 1, 2005, have not been employed for these financial statements.

Of the new standards published during the previous quarter, whose application is not compulsory until January 1, 2005, or later, Software AG chose to apply the provisions of IFRS 3 relating to the impairment testing of goodwill to these financial statements.

Application of IAS/IFRS involves the following material deviations from the accounting and valuation principles set out in German law:

- Goodwill is no longer amortized, but subject to regular impairment testing
- Securities available for sale are valued at their fair market value, even where this exceeds the cost of acquisition. Gains and losses are included in other comprehensive income under equity, but are not recognized in net profit or loss.
- Derivative instruments are valued at their fair market value, even where this exceeds the cost of acquisition. Both gains and losses are recognized in net profit or loss for the period.
- Revenues are recognized according to the percentage-of-completion method.
- Propertyis depreciated according to its useful economic life, and not according to tax scales.
- Capital leases, according to the more restrictive IFRS provisions, are posted as assets and leasing liabilities.
- Provisions are only formed where obligations to third parties exist, and where the probability that these obligations will be fulfilled is at least 50 percent. Medium and long-term provisions are stated at cash values. Provisions are not formed for failure to perform maintenance or for other expenses.
- Provisions for pensions are formed according to the projected unit credit method.
- Deferred taxes are calculated according to the balance-sheet liability method. Deferred taxes on loss carryforwards are formed where the Company expects to be able to make use of these loss carryforwards.
- Cash positions in foreign currencies are valued at the balance-sheet-date rate and recognized in net profit or loss for the period. However, translation differences from long-term intercompany net cash investments in non-German companies are posted in other comprehensive income under equity, but are not recognized in net profit or loss for the period.

Balance-sheet reconciliation on January 1, 2003 (HGB to IFRS)

€ thousands	Note	HGB Jan 1, 2003	Income statement/ equity related changes	Reclassifications	IFRS Jan 1, 2003
Assets					
A. Cash and cash equivalents					
Cash on hand and bank balances		75,423	0	0	75,423
Securities		0	0	0	0
		75,423	**0**	**0**	[illegible]
B. Current assets					
Inventories	(1)	4,628	0	– 3,873	755
Trade receivables	(1)	122,160	616	3,873	126,649
Other receivables and other assets	(2)	10,395	1,048	0	11,443
		137,183	**1,664**	**0**	[illegible]
C. Fixed assets					
Intangible assets		1,551	0	0	1,551
Goodwill		176,591	0	0	176,591
Property, plant and equipment	(3)	37,000	15,776	0	52,776
Financial assets	(4)	5,937	9,909	0	15,846
		221,079	**25,685**	**0**	[illegible]
D. Deferred taxes	(5)	**188**	**38,060**	**0**	[illegible]
E. Deferred expenses		**6,947**	**0**	**0**	[illegible]
Total assets		**440,820**	**65,409**	**0**	**506,229**
Equity and liabilities					
A. Current liabilities					
Current financial liabilities	(6)	3,395	3,016	0	6,411
Trade payables	(7)	13,992	0	8,474	22,466
Other current liabilities	(7)	18,046	0	12,934	30,980
Current provisions	(8)	97,950	– 16,110	– 28,413	53,427
		133,383	**– 13,094**	**– 7,005**	[illegible]
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	8,395	0	8,395
Trade payables		0	0	0	0
Other non-current liabilities	(7)	448	0	3,393	3,841
Provisions for pensions	(9)	8,781	10,653	0	19,434
Non-current provisions	(7)	0	0	3,612	3,612
		9,229	**19,048**	**7,005**	[illegible]
C. Deferred taxes	(5)	**2,012**	**14,994**	**0**	[illegible]
D. Deferred income		**81,728**	**0**	**0**	[illegible]
E. Equity					
Share capital		81,800	0	0	81,800
Capital reserves		132	0	0	132
Retained earnings		132,959	34,552	– 18,153	149,358
Consolidated income		0	0	0	0
Currency translation differences		– 423	0	423	0
Other comprehensive income	(10)	0	9,909	17,730	27,639
		214,468	**44,461**	**0**	[illegible]
Total equity and liabilities		**440,820**	**65,409**	**0**	**506,229**

Notes on the balance-sheet reconciliation from HGB to IFRS (January 1, 2003):

(1) Work in progress as defined by HGB was recognized and posted as non-invoiced receivables according to the percentage of completion method (including margin).

(2) Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(3) Depreciation of property was adjusted to take account of expected useful economic life. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) Other comprehensive income includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intercompany cash positions in foreign currencies (i.e. not in euros).

Reconciliation of equity on January 1, 2003 (HGB to IFRS)

€ thousands	Note	
Equity in accordance with HGB as at Jan 1, 2003		**214,468**
Revenue recognised according to percentage of completion	(1)	616
Depreciation of buildings	(3)	8,884
Finance leases	(3), (6)	– 4,519
Market value of securities and financial derivatives	(2), (4)	10,957
Deferred tax assets	(5)	38,060
Adjustments to other accruals	(8)	16,110
Adjustments of pension accrual	(9)	– 10,653
Deferred tax liabilities	(5)	– 14,994
Equity in accordance with IFRS as at Jan 1, 2003		**258,929**

Balance-sheet reconciliation on September 30, 2003 (HGB to IFRS)					
€ thousands	Note	HGB September 30, 2003	Income Statement/ equity related changes	Reclassifications	IFRS September 30, 2003
Assets					
A. Cash and cash equivalents					
Cash on hand and bank balances		58,465	0	0	58,465
Securities		16,342	0	0	16,342
		74,807	**0**	**0**	[illegible]
B. Current assets					
Inventories	(1)	4,323	0	– 3,963	360
Trade receivables	(1)	108,582	938	3,963	113,483
Other receivables and other assets	(4)	6,190	784	0	6,974
		119,095	**1,722**	**0**	[illegible]
C. Fixed assets					
Intangible assets		1,047	0	0	1,047
Goodwill	(2)	160,202	16,389	0	176,591
Property, plant and equipment	(3)	34,518	14,019	0	48,537
Financial assets	(4)	6,950	14,679	0	21,629
		202,717	**45,087**	**0**	[illegible]
D. Deferred taxes	(5)	**23,794**	**20,054**	**0**	[illegible]
E. Deferred expenses		**6,957**	**0**	**0**	[illegible]
Total assets		**427,370**	**66,863**	**0**	**494,233**
Equity and liabilities					
A. Current liabilities					
Current financial liabilities	(6)	2,810	3,016	0	5,826
Trade payables	(7)	12,114	4	7,302	19,420
Other current liabilities	(7)	12,730	0	12,080	24,810
Current provisions	(8)	92,073	– 4,960	– 26,866	60,247
		119,727	**– 1,940**	**– 7,484**	[illegible]
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	5,268	0	5,268
Trade payables		0	0	0	0
Other non-current liabilities	(7)	222	0	3,393	3,615
Provisions for pensions	(9)	8,394	10,653	0	19,047
Non-current provisions	(7)	0	0	4,091	4,091
		8,616	**15,921**	**7,484**	[illegible]
C. Deferred taxes	(5)	**1,021**	**14,282**	**0**	[illegible]
D. Deferred income		**74,182**	**0**	**0**	[illegible]
E. Minority interest		**159**	**0**	**0**	[illegible]
F. Equity					
Share capital		81,800	0	0	81,800
Capital reserves		132	0	0	132
Retained earnings		146,017	21,494	– 18,153	149,358
Consolidated income		– 3,485	2,426	3,957	2,898
Currency translation differences	(10)	– 799	0	– 19,501	– 20,300
Other comprehensive income	(11)	0	14,680	33,697	48,377
		223,665	**38,600**	**0**	[illegible]
Total equity and liabilities		**427,370**	**66,863**	**0**	**494,233**

Notes on balance-sheet reconciliation from HGB to IFRS (September 30, 2003):

(1) Work in progress as defined by HGB was recognized and posted as non-invoiced receivables according to the percentage of completion method (including margin).

(2) Scheduled amortization of goodwill pursuant to HGB was reversed as, according to IFRS 1, where IFRS 3 is voluntarily applied to 2004, it must be applied to 2003. Accordingly, 2003 goodwill was not amortized according to the straight-line method.

(3) Depreciation of property was adjusted to take account of expected useful economic life. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period. Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) All currency translation differences were posted since the changeover to IFRS accounting methods. As permitted by IFRS 1.22, the HGB figure was reset to zero for the IFRS statements on January 1, 2003.

(11) Other comprehensive income includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intercompany cash positions in foreign currencies (i.e. not in euros).

Reconciliation of equity on September 30, 2003 (HGB to IFRS)

€ thousands	Note	
Equity in accordance with HGB as at Sep 30, 2003		223,665
Revenue recognised according to percentage of completion	(1)	938
Correction to goodwill amortization	(2)	16,389
Depreciation of buildings	(3)	8,911
Finance leases	(3), (6)	– 3,176
Market value of securities and financial derivatives	(2), (4)	15,463
Deferred tax assets	(5)	20,054
Adjustments to other accruals	(8)	4,960
Adjustments to pension accrual	(9)	– 10,653
Deferred tax liabilities	(5)	– 14,282
Other		– 4
Equity in accordance with IFRS as at Sep 30, 2003		262,265

Reconciliation of net income/loss on September 30, 2003 (HGB to IFRS)

€ thousands	Note	
Net loss in accordance with HGB as at Sep 30, 2003		– 3,485
Revenue recognised according to percentage of completion	(1)	322
Correction to goodwill amortization	(2)	16,389
Depreciation of buildings	(3)	27
Finance leases	(3), (6)	1,343
Market value of securities and financial derivatives	(4)	– 265
Deferred tax assets	(5)	– 4,948
Adjustments to other accruals	(8)	– 11,150
Adjustments to pension accrual	(9)	0
Deferred tax liabilities	(5)	712
Other		3,953
Net gain in accordance with IFRS as at Sep 30, 2003		2,898

Seasonal effects

The following table shows a breakdown of revenues and pre-tax profits (adjusted for restructuring costs) over the four quarters of 2003:

€ thousands	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Revenues	103,140	103,136	98,680	115,086	420,042
% of revenues at year-end	24.6%	24.5%	23.5%	27.4%	100.0%
Pre-tax profit	8,728	18,241	16,426	18,420	61,815
% of net income at year-end	14.1%	29.5%	26.6%	29.8%	100.0%

The development of revenues over the four quarters followed the same pattern as in previous years. This is largely a result of customers, purchasing behavior. However, it is important to note that fourth-quarter figures for the previous year were heavily influenced by strong license sales. Restructuring activities in the first half of 2003 and in the first three months of 2004 generated significant cost savings and a corresponding increase in pretax profit.

Contingent liabilities

At September 30, 2004, no provisions had been formed for the following contingent liabilities (stated at face values), for which it was deemed improbable that the Company would have to fulfill obligations:

€ thousands	
Bank guarantees	5,660
Other	1,168
	6,828

Share-option plans

The Software AG Group runs share-option plans for Executive Board members, senior executives, and other employees which are not expensed in the consolidated financial statements.

First share-option plan: At September 30, 2004, Executive Board members held 145,846 subscription rights to shares in the Company, and senior executives 69,069 – unchanged over December 31, 2003. These rights cannot be exercised before September 30, 2004. Options have a term of seven years from the date on which they are granted, and may only be exercised, after an initial blocking period of 24 months as of the Software AG IPO, on four occasions during each fiscal year: after the publication of quarterly, biannual, and annual earnings figures.

The subscription price per share is the issue price less a 20 percent mark-down, but no less than €28.12. As Company stock was floated at €30, this minimum applied.

Holders of subscription rights must fulfill the following three conditions before they may exercise their conversion rights:

- Consolidated earnings from ordinary activities (according to HGB) must have increased by 30 percent between 1997 and 1999.

  This condition was fulfilled between 1997 and 1999.

- Consolidated earnings from ordinary activities must total at least 10 percent of revenues for the fiscal year prior to conversion.
- The share price must exceed the minimum conversion price.

Second share-option plan: At September 30, 2004, Executive Board members held 153,375 subscription rights to shares in the Company, and senior executives 568,275. These rights cannot be exercised before September 30, 2004. During the third quarter, 11,125 new options were issued to Executive Board members, and 133,525 to senior executives. No rights could be exercised during the period.

The subscription price is the average XETRA closing price over the previous five trading days on the Frankfurt Stock Exchange before the date of conversion.

Holders of subscription rights must fulfill the following two conditions before they may exercise their conversion rights:

- Consolidated revenues must have increased for the fiscal year prior to conversion by at least 10 percent in comparison to the previous year.
- Consolidated earnings from ordinary activities (according to HGB) must total at least 10 percent of revenues for the year prior to conversion.

The terms, blocking period, and conversion dates correspond to those of the first share-option plan.

Other financial obligations

Software AG has entered into rental and leasing contracts for buildings, real estate, IT and PBX systems, and vehicles. Obligations from these contracts (where the contracts are still within their minimum durations) until the end of fiscal 2004 total €4,560 thousand. Obligations until the end of fiscal 2008 total €36,037 thousand. The leasing contracts are operating leases as defined by IAS 17.

Significant transactions during the reporting period

During the second quarter of 2004, the sale of shares in SAP SI generated income of €24,539 thousand.

Software AG spent a total of €23,430 thousand on restructuring during the first nine months of 2004, of which €4,093 thousand during the third quarter. This amount was covered by provisions for restructuring in the amount of €30,682 thousand, formed in 2003.

Employees

The Software AG workforce averaged 2,445 during the third quarter of 2004, and totaled 2,468 on September 30, 2004, 333 less than on the same date in 2003. The reduction in headcount largely took place in Germany, in particular at headquarters. 68 percent of Software AG employees work outside Germany.

Executive Board and Supervisory Board

On September 30, 2004, the composition of the Supervisory Board had changed as follows in comparison to December 31, 2003:

By resolution of the annual shareholders' meeting on April 30, 2004, Dr. Andreas Bereczky, Director of Production at German public-service TV broadcaster ZDF, Mainz, was elected to succeed Dr. Peter Lex on the Software AG Supervisory Board.

Karl-Heinz Hageni (employee representative) left the Supervisory Board on April 30, 2004. On June 25, 2004, employees elected Monika Neumann, chair of the General Works' Council, Schliersee, as Mr. Hageni's replacement.

Dr. Peter Mossack (research and development) left the Executive Board on July 31, 2004.

Gary Voight (Americas region) left the Executive Board on September 10, 2004.

Events subsequent to the balance-sheet date

Further restructuring activities are expected to generate costs totaling €2.7 million during the fourth quarter of the year.

In November 2004, Software AG appointed Dr. Peter Kürpick to the Executive Board. The appointment takes effect as of April 1, 2005. The XML Business Integration business line will report directly to Dr. Kürpick whose responsibility will also include Research & Development and product marketing. As Senior Vice President at SAP AG, Dr. Kürpick was responsible for the development of SAP NetWeaver integration technology in six development centers across the world.

Financial Calendar

January 17–19, 2005	CA Cheuvreux German Corporate Conference, Kronberg, Germany – CFO
February 15, 2005	Unaudited Q4/FY 2004 financial figures
April 28, 2005	Q1 2005 financial figures
May 13, 2005	Annual General Shareholders' Meeting, Frankfurt, Germany
June 02, 2005	8th German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany – CEO
July 28, 2005	H1/Q2 2005 financial figures
October 28, 2005	Q3 2005 financial figures

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-11 91

www.softwareag.com

Second-quarter report 2004

Q2/04


INDEPENDENT
PAKISTAN
TAKLAMAKAN
HIMALAYA

SOFTWARE AG

Key figures
IFRS, unaudited

€ millions (unless stated)	June 30, 2004	June 30, 2003	2Q 2004	2Q 2003
Revenue	**202.0**	**206.3**	**106.3**	**103.1**
Products	143.5	141.2	76.2	72.0
of which licensing	52.6	45.8	29.4	24.0
of which maintenance	90.9	95.4	46.8	48.0
Professional services	57.6	64.3	29.6	30.7
Other	0.9	0.8	0.5	0.4
Adjusted EBIT	**39.4**	**25.4**	**24.2**	**17.4**
as % of revenue	20%	12%	23%	17%
Income from investments	24.5	0	24.5	0
Restructuring expenses	0	– 31.8	0	0
EBIT	**63.9**	**– 6.4**	**48.7**	**17.4**
Income before taxes	**65.4**	**– 4.8**	**49.6**	**18.2**
as % of revenue	32%	– 2%	47%	18%
Income after taxes	**49.2**	**– 3.6**	**39.4**	**11.2**
as % of revenue	24%	– 2%	37%	11%
Earnings per share (EUR)	**1.80**	**– 0.13**	**1.45**	**0.41**

	June 30, 2004	June 30, 2003
Employees	**2,467**	**2,896**
of which in Germany	815	1,211

€ millions (unless stated)	30.06.2004	31.12.2003
Total assets	**533.1**	**509.1**
Cash and cash equivalents	**110.5**	**74.2**
Shareholders'equity	**301.5**	**269.2**
as % of total assets	57%	53%

Profile

Software AG is an international provider of systems software and XML integration and data-management services. We offer integration solutions based on XML (eXtensible markup language), a key technology for the smooth exchange of data and documents, and a powerful means of introducing state-of-the-art applications into existing IT architectures. We are the European No. 1 and one of the world leaders in this area.



Karl-Heinz Streibich
Chief Executive Officer

Increased focus on core business generates added value

Software AG has achieved a great deal over the past months and this is clearly reflected in our results for the first half of 2004. Operational improvements are going hand in hand with financial success.

Our growth strategy consists of four consecutive stages: Rightsizing, greater focus, development of the organization's portfolio and expansion. The first two stages have been completed and we have reached the following important milestones:

- Increase profitability through the company rightsizing.
- A clear company focus on two business lines, representing our core competencies, as a result of restructuring.

Customer requirements are at the heart of everything we do

Our main goal during the first half of this year was to strategically refocus the company on Enterprise Transaction Systems and XML Business Integration. In line with our Customer First program, this helped us improve our performance in critical areas. For example, both business lines now benefit from highly effective, global product management. We have intensified international marketing efforts, leveraging successful strategies across regions. We have raised revenues by making our sales activities more customer-focused; and are fostering greater innovation by establishing new research and development centers.

Against this background, we have significantly strengthened our market position in both business lines: Enterprise Transaction Systems benefited almost immediately from increased growth and XML Business Integration is now enjoying improved conditions for business development.

A broader, solution-driven portfolio

We also started implementing the third stage of our strategy during the first six months:

- We optimized our product offerings and began the definition of a fuller portfolio based on market and customer requirements.

During the first quarter, we launched our new product packages for the modernization of enterprise transaction systems. The second quarter saw the international launch of XML Business Integration packages for systems integration with further packages to follow. Customer response to our optimized product portfolio has been very positive. The increased demand that this has generated will help both business lines to make further progress throughout the year.

Strong position in the integration solutions growth market

Over the coming months, we will continue to cement our new strategy based on our core competencies. This will entail assigning relevant R&D activities to the XML Business Integration or Enterprise Transaction Systems business lines. This will enable us to better address the specific characteristics and needs of both market segments.

The reorganization of R&D will accelerate innovation and expertise in our two business lines. Moreover, we will be able to recognize and respond more rapidly to changing requirements in the fast-moving XML market. This will clearly position Software AG as a pioneering and leading provider of integration solutions.

Geographical expansion offers exciting new opportunities

During the second half of 2004, we aim to activate additional drivers of business success.

- We will look to grow both organically and via strategic acquisitions and partnerships.

We intend to benefit from the considerable potential of promising growth markets through an increased presence. And we have already taken the first steps, for example in China, Russia, and South Africa.

Looking back at the first six months of this year, I truly believe that Software AG is heading in the right direction. We are well prepared to face the challenges of 2005.

Karl-Heinz Streibich
Chief Executive Officer

Software AG outperforms TecDAX

During the first six months of 2004 Software AG shares significantly outperformed the TecDAX. While the index of leading tech stocks rose approximately 7 percent over the period, Software AG shares gained 41 percent. Comparable US companies were also unable to match our impressive stock development: The NASDAQ 100 only increased by 3 percent between January and June.

Stock-market sentiment worsened during the second quarter. The high oil price and rising US interest rates had a negative impact on the global economy. Coupled with a troubled labor market in Germany, this had a negative impact on shares. In view of this poor climate, the development of Software AG stock is all the more impressive.

Having already significantly exceeded market expectations in both the fourth quarter of 2003 and the first three months of 2004, Software AG's Q2 2004 figures again outperformed projections. Two factors in particular led to a higher valuation for the Company, and a higher share price: The healthy positive development of license sales for products

Comparison of share development with leading indices


160
150
140
130
120
110
100
90
Dec 31, 2003
Jan 31, 2004
Feb 29, 2004
March 31, 2004
April 30, 2004
May 31, 2004
June 30, 2004
Software AG
TecDAX
Nasdaq 100

from our Enterprise Transaction Systems business line, and a further reduction in costs. The improved licensing situation in the Enterprise Transaction Systems business line helped to persuade investors and analysts that our decision to focus the Company on two business lines would succeed. This, in conjunction with successful moves to reduce costs, helped us to further improve profitability.

In the light of our six-month figures, we have again raised our full-year forecast for earnings per share (EPS). We now expect EPS to be between € 2.75 and € 2.85. This includes approximately € 0.88 attributable to the sale of shareholdings.

High resonance among investors

During the second quarter, we stepped up efforts to communicate our new strategic orientation. Software AG management met investors for group and one-on-one discussions on nine roadshows. We also presented our first-half results at an analyst and investor conference in London. This event was Webcast live, and a recording can be viewed online. JP Morgan is the latest major investment bank to provide coverage of Software AG shares. This is indicative of our higher profile, and will increase awareness of the Company among both private and institutional investors.

Shareholder's meeting passes all motions with overwhelming majority

The annual shareholders' meeting took place on April 30, 2004. CEO Karl-Heinz Streibich and CFO Arnd Zinnhardt introduced the Company's strategy and presented figures for full-year 2003 and first-quarter 2004. All agenda motions were adopted with overwhelming majorities. Dr. Andreas Bereczky was elected to the Supervisory Board to replace Dr. Peter Lex, whose mandate ended. The meeting also approved revised contingent capital and renewed the Executive Board's share buyback authorization. The next annual shareholders' meeting will take place on May 13, 2005.

Table: Software AG shares

	June 30, 2004	June 30, 2003
XETRA closing price (in €)	23.00	11.90
Number of shares	27,266,752	27,266,752
Market capitalization (in € millions)	627	324
52-week high/low	25.16/11.81	

Frankfurt (Prime Standard/TecDAX), ISIN DE 0003304002, ticker symbol SOW

Positive business development borne out by rising revenues and earnings

In the second quarter of 2004, business continued to develop strongly at Software AG: Profits climbed sharply, license sales grew, and total revenues rose. We were able to build on a highly successful restructuring and strategy reorientation to exceed market expectations.

The Company posted a pre-tax profit of € 49.6 million, € 31.4 million higher than in the second three months of 2003. Net profit tripled to € 39.4 million. Software AG made further progress in terms of revenues too: Primarily as a result of growth in license business, consolidated revenues rose 3 percent in the second quarter to € 106.3 million (€ 103.1 million in Q2 2003.)


In € millions
ETS
21.5
17.7
4.6
4.5
Other
3.3
1.8
Q2 2004
Q2 2003
Breakdown of license sales by product line

Development of revenues

License sales increase in both business lines

New software license sales increased by 23 percent to € 29.4 million (€ 24.0 million in Q2 2003). This was largely attributable to the Enterprise Transaction Systems business line, which after a strong first quarter, contributed € 21.5 million (€ 17.7 million in Q2 2003) between April and June. This line focuses on the modernization of mainframe systems. It profited from our Customer First program, which aims to intensify dialog between Software AG and its customers. Our new Enterprise Transaction Systems packages also spurred demand.

In spite of the general reluctance of companies to invest in new technologies, our XML Business Integration business line achieved a 2 percent gain in license sales to €4.6 million.

We generated € 46.8 million (€ 48.0 million) from maintenance during the period. Adjusted for currency translation effects, this figure is practically unchanged over the previous year. Combined revenues from licensing and maintenance rose to € 76.2 million (€ 72.0 million).

Increased demand for services

Project services also posted a notable increase in revenues during the second quarter, up 6 percent over the first quarter to € 29.6 million (€ 30.7 million). Three of our four regions increased sales in this area. Only in Central and Eastern Europe did the figure fall slightly. This was once again largely a result of price pressure and excess capacity on the German market.

Breakdown of revenues by region in € millions	Q2 2004	Q2 2003
America	32.7	34.9
Southern and Western Europe	31.5	28.9
Central and Eastern Europe	22.1	22.8
Northern Europe, Asia/Pacific, South Africa	20.0	16.4

Strong licensing figures across the regions

License revenues increased in three of Software AG's business regions compared to Q2, 2003: Northern Europe/Asia posted a 57% increase, Central and Eastern Europe a 54% increase and Southern and Western Europe a 23% increase. These three regions all built on significant gains posted for the first three months of the year. The Americas region reported license revenues down by € 0.5 million at constant currency rates.

Profitability

Costs continue to fall

The restructuring program initiated in 2003 continued to generate significant cost reductions during the second quarter of the year. Compared to the second three months of 2003, for example, sales, marketing and distribution expenses fell by a further 9 percent and administrative costs by 12 percent. The most marked reduction was for research and development where, as a result of the consolidation of activities in this area, the Company saved € 4.9 million – around one third of all R&D costs.

Profits surge

Increased revenues and reduced costs combined to produce significant improvements in margins. Operating profit, for example, which excludes all exceptional income, rose 39 percent to € 24.2 million (€ 17.4 million). The sale of the Company's SAP SI stockholding raised € 24.5 million. As no restructuring costs were incurred during the period, EBIT totaled € 48.7 million (€ 17.4 million) – a 180 percent increase over the same period in 2003. The profit before tax rose from € 31.4 million to € 49.6 million.

Net profit of € 39.4 million (€ 11.2 million) led to increased earnings per share of € 1.45 (€ 0.41). Organic cash flow nearly tripled to € 11.7 million, 11 percent of total revenues.

Strategic progress

International launch of new XML Business Integration portfolio

We showcased our new XML Business Integration portfolio at Gartner Application Integration Summits in Los Angeles, Amsterdam and Sydney. Comprising of enhanced packages, it optimizes real-time access

to business-critical information in existing IT systems. The highly innovative line of integration products exceeded market requirements. We therefore expect the launch of these products to provide extra momentum to XML Business Integration sales.

Commitment to promising growth markets
In line with the Company's growth strategy, we continued to develop both new and existing regional markets in the first half year. All regions played an active part in the process. Our new regional headquarters in Australia will strengthen our presence in Asia. And we intend to exploit the fast-growing Chinese market via a new strategic alliance with value-added reseller Shanghai 5A technology Development Co. Ltd. This agreement centers on XML Business Integration products.

Software AG is targeting significant two-digit annual growth in South Africa this year. In order to improve our position in this exciting market, we terminated our sales agreement with Dimension Data and established our own offices. Employees with relevant product expertise transferred from Dimension Data to Software AG.

A new world of opportunities in Eastern and Southern Europe
Software AG is now certified to provide mainframe products for the Russian government for high-security areas. In collaboration with Nicevt, Russia's leading hardware and software vendor, we have founded a competence center dedicated to the modernization and optimization of mainframes.

Newly formed SAG Systemhaus S.L. in Spain and Software AG Institute in Portugal will help to strengthen the Company's presence in Southern and Western Europe. Moreover, we recently signed a partnership agreement with Engineering Ingegneria Informatica, one of Italy's top-three systems integrators. We are also making a concerted effort to expand our technology partnerships in the USA.

Business development in first half year

Licensing contributes one quarter of consolidated revenues
The first half year at Software AG was characterized by rising license sales, up 15 percent over 2003 at € 52.6 million (€ 45.8 million). This represents an increase from 22 to 26 percent of total revenues. Including licenses and maintenance, and excluding currency effects, product sales gained 5 percent to € 143.5 million (€ 141.2 million). Total consolidated first-half revenues reached € 202.0 million (€ 206.3 million) – growth of 1 percent before currency effects.

Considerable cost reductions
Software AG continued to bring down expenses during the first half of the year. Compared to the first six months of 2003, costs for administration, sales, marketing and distribution, and R&D fell by a total € 19.3 million to € 90.9 million (€ 110.1 million). As a result, operating profit climbed by 55 percent to € 39.4 million.

Development of earnings		
in € millions	June 30, 2004	June 30, 2003
EBIT	63.9	- 6.4
Financial income	1.5	1.5
Pre-tax profit	65.4	- 4.8
Net profit	49.2	- 3.6

Significant improvement in cash flow
In spite of restructuring costs totaling € 19.3 million, net cash nearly doubled, rising to € 10.4 million (€ 5.3 million). Taking into account factoring, restructuring payments, and tax claims, organic cash flow rose to € 35.2 million, or 17.4 percent of total revenues.

Shareholders' equity rises by € 45.3 million
At June 30, 2004, cash and cash equivalents amounted to € 110.5 million, exceeding the 2003 figure by € 35.4 million. This was largely due to the sale of Software AG's stockholding in SAP SI. Shareholders' equity advanced to € 301.5 million, taking the equity-to-total-assets ratio to 57 percent. Total assets rose to € 533.1 million (€ 520.3 million). The reduction in fixed assets was due to the disposal of SAP SI shares.

Employee structure increasingly international
Restructuring of the Software AG workforce was completed sooner than expected: On June 30, 2004, the Group had 2,467 employees (2,896). This figure may rise slightly during the second half of the year. Approximately two thirds of the entire workforce are based outside Germany, which reflects the highly international structure and orientation of Software AG, and demonstrates the success of our efforts to create a lean holding company.

Positive business development set to continue

Since January, analysts have downgraded their full-year growth forecasts for the IT market as a whole. The 5 percent initially projected is no longer deemed realistic, as many companies are still consolidating capacity. At Software AG, we remain cautiously optimistic regarding the second half of the year.

Revenues will remain stable

Our decision to focus on two business lines, Enterprise Transaction Systems and XML Business Integration, will continue to have a positive impact during the second six months. In particular, this will encourage further growth in license sales. Enterprise Transaction Systems license volume will significantly exceed that of the previous year. And our XML Business Integration portfolio, which was launched during the second quarter, will promote growth in 2005. Adjusted for currency effects, we expect maintenance revenues to remain stable at the current high level. Sales of project services could stabilize further, but are expected to remain slightly below the previous year's figures. Adjusted for currency effects, we expect total revenues to remain at a similar level to 2003.

Cost reductions and more focused offering to drive profits

In 2003, Software AG posted an operating profit of € 59 million. In the current fiscal year, we expect to exceed this figure by around 40 percent – significantly higher than the previous forecast of 25 percent. Including the € 0.88 generated by the sale of SAP SI stock, we expect earnings per share to lie between € 2.75 and € 2.85.

Consolidated income statement for the six months ended June 30, 2004 (January 1 to June 30, 2004)
IFRS, unaudited

€ thousands	June 30, 2004	June 30, 2003	2Q 2004	2Q 2003
Revenue				
Products	143,510	141,170	76,121	71,958
of wich licencing	52,605	45,818	29,353	23,953
of which maintenance	90,905	95,352	46,768	48,005
Professional services	57,624	64,304	29,625	30,728
Other	841	802	510	450
Total revenue	**201,975**	**206,276**	**106,256**	**103,136**
Total costs of sales	- 68,997	- 76,681	- 35,692	- 37,247
Gross profit	**132,978**	**129,595**	**70,564**	**65,889**
Research and development	- 25,596	- 31,770	- 10,565	- 15,537
Sales, marketing and distribution	- 43,068	- 50,701	- 22,482	- 24,728
Administrative costs	- 22,166	- 27,667	- 11,060	- 12,583
Total operating expenses	**- 90,830**	**- 110,138**	**- 44,107**	**- 52,848**
Other income/expenses	- 2,798	5,991	- 2,237	4,383
Restructuring expenses	0	- 31,780	0	0
Income from sale of SAP-SI shares	24,539	0	24,539	0
Interest income/expenses	**1,499**	**1,521**	**848**	**817**
Profit before tax	**65,388**	**- 4,811**	**49,607**	**18,241**
Taxes	**- 16,229**	**1,250**	**- 10,205**	**- 7,031**
Net income	**49,159**	**- 3,561**	**39,402**	**11,210**
Earnings per share (EUR, basic)	1.80	- 0.13	1.45	0,41
Earnings per share (EUR, diluted)	1.80	- 0.13	1.45	0.41
Weighted average shares outstanding (basic)	27,266,752	27,266,752	27,266,752	27,266,752
Weighted average shares outstanding (diluted)	27,266,752	27,266,752	27,266,752	27,266,752

Consolidated balance sheets as of June 30, 2004

IFRS, unaudited

€ thousands	June 30, 2004	June 30, 2003	December 31, 2003
Assets			
A. Cash and cash equivalents			
1. Cash on hand and bank balances	72,619	46,762	53,083
2. Securities	37,847	28,300	21,076
	110,466	**75,062**	**74,159**
B. Current assets			
1. Inventories	388	392	387
2. Trade receivables	137,189	124,974	124,578
3. Other receivables and other assets	6,174	12,921	7,701
	143,751	**138,287**	**132,666**
C. Fixed assets			
1. Intangible assets	1,327	1,210	1,491
2. Goodwill	176,472	176,591	176,472
3. Property, plant and equipment	45,620	50,232	47,880
4. Financial assets	6,219	20,875	25,028
	229,638	**248,908**	**250,871**
D. Deferred taxes	**41,008**	**49,860**	**44,959**
E. Deferred expenses	**8,213**	**8,208**	**6,476**
Total assets	**533,076**	**520,325**	**509,131**
Equity and liabilities			
A. Current liabilities			
1. Current financial liabilities	4,981	4,820	6,546
2. Trade payables	20,421	21,882	26,770
3. Other current liabilities	23,632	28,262	25,294
4. Current provisions	57,704	73,152	77,791
	106,738	**128,116**	**136,401**
B. Non-current liabilities			
1. Non-current financial liabilities	4,088	5,947	4,356
2. Trade payables	6	0	22
3. Other non-current liabilities	3,639	3,533	3,641
4. Current provisions	20,786	19,001	19,666
5. Non-current provisions	4,769	4,248	5,596
	33,288	**32,729**	**33,281**
C. Deferred taxes	**11,999**	**15,942**	**12,798**
D. Deferres income	**79,432**	**87,383**	**57,330**
E. Minority interest	**126**	**0**	**126**
F. Equity			
1. Share capital	81,800	81,800	81,800
2. Capital reserve	132	132	132
3. Retained earnings	156,454	149,358	149,358
4. Consolidated income	49,159	– 3,561	7,096
5. Currency translation income	– 24,350	– 16,224	– 32,340
6. Other comprehensive income	38,298	44,650	63,149
	301,493	**256,155**	**269,195**
Total equity and liabilities	**533,076**	**520,325**	**509,131**

Cash flow statement for the six months ended June 30, 2004 (January 1 to June 30, 2004) IFRS, unaudited				
€ thousands	June 30, 2004	June 30, 2003	2Q 2004	2Q 2003
Income/loss after taxes	49,159	- 3,561	39,402	11,210
Depreciation	4,532	6,057	2,282	2,977
Income from sale of SAP-SI shares	- 24,539	0	- 24,539	0
Income from sale of other assets	- 6	363	- 8	352
Interest result	- 1,499	- 1,521	- 848	- 817
Income taxes	15,368	- 2,376	9,845	6,491
Cash generated from operations	43,015	- 1,038	26,134	20,213
Changes in inventories, receivables and other current assets	- 12,843	- 1,600	- 13,533	- 3,259
Changes in payables and other liabilities	- 11,695	27,073	- 8,264	- 12,697
Income taxes paid	- 6,776	- 16,771	- 2,778	- 7,934
Interest paid	- 519	- 632	- 319	- 249
Interest received	1,932	2,080	1,129	1,064
Net cash used in/provided by operating activities	**13,114**	**9,112**	**2,369**	**- 2,862**
Cash received from the sale of tangible/intangible assets	56	547	34	255
Investments in property, plant and equipment/ intangible assets	- 1,916	- 2,981	- 1,179	- 1,111
Cash received from the sale of financial assets	26,138	6	26,103	2
Investments in financial assets	- 748	- 838	- 191	- 373
Net cash used in/provided by investing activities	**23,530**	**- 3,266**	**24,767**	**- 1,227**
Repayment of loans from acquisitions and other finance liabilities	- 1,497	- 4,433	- 770	- 788
Net cash used in/provided by financing activities	**- 1,497**	**- 4,433**	**- 770**	**- 788**
Change in cash funds from cash relevant transactions	**35,147**	**1,413**	**26,366**	**- 4,877**
Currency translation adjustments	**1,160**	**- 1,774**	**1,002**	**- 946**
Net change in cash and cash equivalents	**36,307**	**- 361**	**27,368**	**- 5,823**
Cash and cash equivalents at the beginning of the period	74,159	75,423	83,098	80,885
Cash and cash equivalents at the end of the period	**110,466**	**75,062**	**110,466**	**75,062**

Segment report for the six months ended June 30, 2004 (January 1 to June 30, 2004)

IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	13,620	12,090	15,642	11,254	52,606	- 1	52,605
Maintenance	38,692	13,686	18,612	19,939	90,929	- 24	90,905
Services	7,495	33,766	3,998	12,479	57,738	- 114	57,624
Other	274	215	66	43	598	243	841
Total revenue	**60,081**	**59,757**	**38,318**	**43,715**	**201,871**	**104**	**201,975**
EBITA	17,787	5,840	10,146	6,688	40,461	- 1,111	39,350
Amortization							0
Interest result							1,499
Income from SAP-SI sale							24,539
Profit before tax							65,388
Taxes							- 16,229
Net income							49,159
Total revenue proportion per region	29.8%	29.6%	19.0%	21.6%	100.0%		
Product revenue	52,312	25,776	34,254	31,193	143,535		
Proportion per region	36.4%	18.0%	23.9%	21.7%	100.0%		

Segment report for the six months ended June 30, 2003 (January 1 to June 30, 2003)

IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	16,716	9,997	10,825	8,246	45,784	34	45,818
Maintenance	42,487	13,633	18,789	20,449	95,358	- 6	95,352
Services	9,041	34,450	3,441	17,936	64,867	- 563	64,304
Other	48	42	270	83	444	358	802
Total revenue	**68,292**	**58,122**	**33,325**	**46,715**	**206,453**	**- 177**	**206,276**
EBITA	19,257	6,150	7,916	2,685	36,008	- 10,560	25,448
Amortization							0
Interest result							1,521
Restructuring expense							- 31,780
Profit before tax							- 4,811
Taxes							1,250
Net loss							-3,561
Total revenue proportion per region	33.1%	28.2%	16.1%	22.6%	100.0%		
Product revenue	59,203	23,630	29,614	28,695	141,142		
Proportion per region	42.0%	16.7%	21.0%	20.3%	100.0%		

Segment report for Q2 2004 (April 1 to June 30, 2004)
IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	8,455	6,767	8,233	5,899	29,354	– 1	[illegible]
Maintenance	19,766	7,197	9,759	10,055	46,778	– 10	[illegible]
Services	4,312	17,356	1,974	6,092	29,734	– 109	[illegible]
Other	175	166	31	21	393	117	[illegible]
Total revenue	**32,707**	**31,487**	**19,997**	**22,067**	**106,259**	**– 3**	[illegible]
EBITA	10,306	3,170	5,174	2,828	21,477	2,744	[illegible]
Amortization							[illegible]
Interest result							[illegible]
Income from SAP-SI sale							[illegible]
Profit before tax							[illegible]
Taxes							[illegible]
Net income							[illegible]
Total revenue proportion per region	30.8%	29.6%	18.8%	20.8%	100.0%		
Product revenue	28,221	13,965	17,992	15,955	76,132		
Proportion per region	37.1%	18.3%	23.6%	21.0%	100.0%		

Segment report for Q2 2003 (April 1 to June 30, 2003)
IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	9,329	5,509	5,251	3,829	23,918	35	23,953
Maintenance	21,144	6,931	9,349	10,234	47,658	347	48,005
Services	4,394	16,456	1,606	8,742	31,198	– 470	30,728
Other	47	21	239	30	337	113	450
Total assets	**34,914**	**28,917**	**16,445**	**22,835**	**103,111**	**25**	**103,136**
EBITA	11,465	3,027	4,096	1,012	19,600	– 2,176	17,424
Amortization							0
Interest result							817
Restructuring result							0
Profit before tax							18,241
Taxes							– 7,031
Net income							11,210
Total revenue proportion per region	33.9%	28.0%	16.0%	22.1%	100.0%		
Product revenue	30,473	12,440	14,600	14,063	71,576		
Proportion per region	42.6%	17.4%	20.4%	19.6%	100.0%		

Statement of changes in equity for the six month ended June 30, 2004 (January 1 to June 30, 2004)

IFRS, unaudited

€ thousands	Shares		Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other comprehen-sive Income	Total
	Number	Share capital						
As of January 1, 2004	27,266,752	81,800	132	156,454	0	– 32,340	63,149	269,195
Consolidated income for the period					49,159			49,159
Currency translation differences						7,990		7,990
Measurement of financial assets							– 18,301	– 18,301
Currency translation							– 6,550	– 6,550
As of June 30, 2004	27,266,752	81,800	132	156,454	49,159	– 24,350	38,298	**301,493**

Statement of changes in equity for the six month ended June 30, 2003 (January 1 to June 30, 2003)

IFRS, unaudited

€ thousands	Shares		Capital reserve	Retained earnings	Consolidated income	Currency translation differences	Other comprehen-sive Income	Total
	Number	Share capital						
As of January 1, 2003	27,266,752	81,800	132	149,358	0	0	27,639	**258,929**
Consolidated income of the period					– 3,561			– 3,561
Currency translation differences						– 16,224		– 16,224
Measurement of financial assets Currency translation							17,011	17,011
As of June 30, 2003	27,266,752	81,800	132	149,358	– 3,561	– 16,224	44,650	**256,155**

Accounting principles

Basis

Since the beginning of 2004, the consolidated financial statements of Software AG have been prepared in accordance with the International Accounting Standards Board's (IASB) International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). Software AG complied with the IAS and IFRS, and IFRIC (International Financial Reporting Interpretations Committee, formerly SIC) interpretations applicable on December 31, 2003.

Figures in the consolidated financial statements are, unless otherwise stated, quoted in thousands of euros (€ thousands).

Principals of consolidation

The consolidated financial statements include Software AG and companies under its control. Control is generally taken to be proven where the Group holds, directly or indirectly, the majority of voting rights for authorized capital in a company, and/or can determine the fiscal or business policy of the company.

The financial statements of consolidated companies are compiled according to consistent accounting and valuation principles.

Subsidiaries established by Software AG are consolidated on the date they are formed. However, first-time consolidation occurred after the date of foundation for Softinterest Holding AG and its subsidiaries – which were consolidated for the first time in 1994 – as well as for Asian subsidiary SQL and for SAG-IRL.

The first-time consolidation of all companies was undertaken using the book value method. Subsequent consolidation is derived from the figures employed for first-time consolidation.

Debit balances arising from capital consolidation and relating solely to goodwill from acquisitions before January 31, 2001, were netted against capital reserves, pursuant to Section 309, Subsection 1, of the German Commercial Code (HGB). Goodwill from acquisitions after January 31, 2001, was capitalized and will be amortized over ten years. In accordance with the option granted by IFRS 1.14, the Company has not applied IAS 22 retrospectively, but has continued to use the figures for mergers and acquisitions posted according to HGB.

Revenue, expenses and income, receivables, liabilities, and provisions arising between consolidated companies have been eliminated. Intercompany earnings from services provided within the Group were also eliminated where these were not realized from services to third parties.

Consolidated companies

On May 13, 2004, SAG Systemhaus S.L., Madrid, Spain was founded with subscribed capital of € 60 thousand. As of this date, the new company was consolidated as part of the Software AG Group. This was the only change to the scope of consolidation in comparison with December 31, 2003.

Estimates and assumptions

In a few instances, estimates and assumptions were made which could impact the statement and amount of figures posted for balance-sheet assets, debt, income, expenses and contingent liabilities. True values may deviate from these estimates and assumptions.

Currency translation
The financial statements of foreign subsidiaries are translated using functional currencies: As these companies have organizational, financial, and commercial independence, the respective local currency is identical to the functional currency. Assets and liabilities are translated according to the exchange rate on the balance-sheet date, and expenses and income according to monthly averages. Currency translation differences are posted as such under equity, but not recognized in net profit or loss for the period.

In the individual financial statements for consolidated companies, foreign-currency items are translated on the balance-sheet date, and included in net profit or loss for the period. Translation differences from long-term intercompany cash items are excepted from this rule. These are posted as other comprehensive income under equity, but not recognized in net profit or loss for the period.

Cash on hand and bank balances
This item includes cash and short-term investments, plus short-term cash equivalents.

Cash equivalents are short-term, highly liquid financial investments which can be converted to cash at any time, and which are only subject to immaterial fluctuations in value.

Securities and financial assets
Financial assets are initially valued at the cost of acquisition, including transaction costs. The subsequent valuation depends on their classification.

Financial assets which are available for sale are valued according to their price on the balance-sheet date (i.e. the fair market value). Price gains or losses are posted as other comprehensive income under equity, but not recognized in net profit or loss for the period.

Software AG uses hedging instruments to protect against the risks posed by worldwide currency fluctuations. Company policy is to hedge against currency risks in their totality, and not take specific action for each individual transaction. Open positions in futures transactions are valued at the fair market price, and listed on the balance sheet under securities held for trading purposes. Price gains or losses are included in the net income figure for the relevant year.

Financial assets are recorded at their individual fair market values where this is possible to calculate and the assets have not been held until maturity. Loans and receivables included under this item which are not held for trading purposes, and assets with no publicly available price on an active market, where it is not possible to reliably calculate a fair market price, are valued at the adjusted cost of acquisition. All values are subject to regular, objective impairment testing, and value impairment, where it has occurred, is reflected in earnings for the period.

Inventories
Inventories are recorded at the lower of cost of acquisition / manufacture or net realizable value. Net realizable value is the estimated amount that would be raised from a sale during normal operations, less the estimated costs arising until manufacture is complete, and less sales costs.

Trade receivables
Trade receivables are posted at the fair value applicable when revenues are realized or services provided, and valued at the net book value, less any necessary value adjustments.

This item also includes unbilled services from projects for which a fixed price has been agreed, but for which the percentage of completion method is applied.

Other current assets
Other current assets are valued at cost of acquisition, which corresponds to fair market value.

Intangible assets
Concessions, industrial and similar rights and assets, and licenses to such rights are capitalized at cost of acquisition and amortized over their useful economic lives according to the straight-line method. These assets are regularly subject to impairment testing.

Goodwill
Debit balances arising from capital consolidation as defined by HGB are calculated according to book value, with no disclosure of hidden reserves. Before January 31, 2001, balances were offset against capital reserves, pursuant to Section 309, Subsection 1 of HGB. After this date, goodwill was capitalized and amortized over ten years according to the straight-line method. The term over which goodwill is amortized is established at the time of the acquisition, based on the useful economic life of the goodwill. Software AG makes use of IFRS 1.13, which allows the Company to retain HGB valuations of goodwill arising before the transition to IFRS accounting on January 1, 2003. In accordance with IFRS 3, the historical HGB valuation of goodwill was posted at € 176,591 thousand on this date. IFRS 3 requires that goodwill is no longer amortized, but subject to annual impairment testing and examination of its future useful economic life. The residual book value is written down to its fair value where the value has been impaired.

Property, plant and equipment
Property, plant and equipment are stated at cost of acquisition or manufacture less accumulated depreciation and impairment costs. Where items are sold or scrapped, the relevant cost of acquisition and accumulated write-downs are eliminated – any realized income/loss from the disposal of the asset is shown on the income statement.

Tangible assets acquired for € 410 or less are fully written down in the year they are first posted.

Cost of acquisition/manufacture comprises purchase price, including any customer payments and non-refundable income tax, and costs that are directly attributable to preparing the asset for its intended use. Expenditure such as maintenance incurred once the asset is in use is posted in the period during which it is incurred. Subsequent expenditure is only booked under assets where this improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not included under cost of acquisition/manufacture.

Property, plant and equipment are depreciated over their useful economic lives according to the straight-line method:

Buildings	50 years
Leasehold improvements	8 – 10 years
Office equipment	3 – 13 years
Computer hardware and accessories	1 – 4 years

Useful economic lives and methods of depreciation are periodically examined to ensure that theoretical values correspond with actual expected values.

Assets under construction are allocated to unfinished property, plant and equipment, and stated at cost of acquisition/manufacture. Depreciation only takes place once manufacture is complete and the asset is in use.

Impairment of the value of intangible assets and property, plant and equipment

Where there is evidence that the value of intangible assets, property, plant and equipment has been impaired, these are immediately written down to their recoverable values, i.e. the higher of net realizable value and value in use. Value in use is the cash value of forecast future cash flows from the continued use of an asset and from disposal at the end of its useful economic life.

Leasing

Fixed assets include assets provided under leasing contracts. Software AG leases property, plant, and equipment. According to IAS 17, leasing contracts are classified as capital leases (where the leased asset is allocated to the lessee) or operating leases (where the leased asset is allocated to the lessor).

Capital leases: Leased items are posted on the balance sheet under both assets and leasing liabilities (at the same amount). The fair market value of the leased item at the beginning of the contract is used, or, where less, the cash value of the total minimum leasing payments. Calculation of this cash value is based on the interest rate of the overall lease agreement, where this figure can be practically identified. Otherwise, the lessee's threshold borrowing interest rate is used. Capital leases are amortized over their scheduled useful economic lives according to the straight-line method. Future lease installments are posted as financial liabilities.

Operating leases: Operating lease payments are expensed throughout the life of the leasing agreement.

Deferred taxes

Tax assets and liabilities are deferred according to the balance-sheet liability method for temporary differences between figures stated for tax purposes and those on the consolidated balance sheets. Taxes are also deferred on loss carryforwards.

Deferred taxes are calculated according to the tax rate expected to apply in the year in which they will be realized. Dividends are only included once the annual shareholders' meeting has voted on the use of earnings.

Deferred tax assets and liabilities are not discounted.

The book values of deferred taxes are regularly examined and, where necessary, adjusted.

Prepaid expenses

This item includes prepayments made by Software AG within the scope of license and rental agreements. Amounts are reversed and booked as expense in the accounting period when the service is delivered to Software AG.

Liabilities

Short-term liabilities are stated at their repayment or fulfillment value.

Long-term liabilities are stated at adjusted cost of acquisition, calculated according to the effective interest method, i.e. by discounting expected future repayments.

Provisions

Provisions are formed where the Company has a de jure or de facto obligation to a third party arising from an event in the past, where it is likely that the Company will have to settle this obligation, and a reliable estimate can be made of the value of the liability. Estimates are subject to regular scrutiny and adjustment.

Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions for pensions

Software AG operates both defined-benefit and defined-contribution pension plans. The actuarial calculation of provisions for pensions follows the projected unit credit method described in IAS 19, whereby expected future increases in pensions and salaries are also included.

For the defined-contribution plan, Software AG has no obligations beyond its undertaking to pay all contributions to earmarked funds.

Deferred income

Deferred income includes prepayments from customers for maintenance services. Amounts are reversed and posted as revenue in the period Software AG delivers the service.

Other comprehensive income

Other comprehensive income comprises differences arising from the translation of the financial statements of commercially independent non-German subsidiaries, and effects from the valuation of financial instruments. Also included are translation differences from cash positions that are primarily part of a net investment in a commercially independent non-German subsidiary. Figures are quoted after tax.

Equity

Development of shareholders equity is shown on page 18.

In addition, contingent capital at June 30, 2004, comprised the following amounts:

1.) Up to € 3,357 thousand in up to 1,118,962 no-par value shares, reserved to cover subscription rights granted under the first share-option plan (Management Incentive Plan I, MIP I) for Executive Board members and senior executives of the Software AG Group. The terms and conditions of this plan, as well as the numbers of shares allocated/exercised, are given on page 32.
2.) Up to € 3,000 thousand in up to 1,000,000 no-par value shares, reserved to cover subscription rights granted under the second share-option plan (Management Incentive Plan II, MIP II) for Executive Board members and senior executives of the Software AG Group. The terms and conditions of this plan, as well as the numbers of shares allocated/exercised, are given on page 32.
3.) Up to € 13,515 thousand in up to 4,505,000 no-par value shares, reserved to grant option rights to holders of warrants from cum-warrant bonds, and to grant conversion options to holders of convertible bonds in accordance with the bonds' terms. The Executive Board is authorized to issue such bonds, with a term of up to 10 years, once or more than once in the period to April 27, 2006, up to a total nominal value of € 500,000 thousand. The Executive Board had not made use of this authorization by June 30, 2004. At the annual shareholders' meeting on April 30, 2004, the entitlement to draw on this capital was withdrawn and replaced by that detailed under section 4 below.
4.) Up to € 36,000 thousand in up to 12,000,000 bearer shares, each with a € 3 share of capital stock, reserved to grant option rights and to agree option obligations arising from option-bonds, and to grant conversion options and option obligations to holders of convertible bonds in accordance with the bonds' terms (agreed at the annual shareholders' meeting on April 30, 2004). Subject to the approval of the Supervisory Board, the Executive Board may authorize the exercise of these rights by Software AG or a (directly or indirectly) wholly owned subsidiary by April 29, 2009.

In this instance, shareholders are entitled to subscription rights, with the following exceptions:

- The Executive Board is authorized to exclude fractional amounts.
- Subject to the approval of the Supervisory Board, the Executive Board is authorized to totally exclude shareholders' subscription rights in the following instance: Where, upon due examination, the issue price of options or convertible bonds is not thought to be significantly less than its hypothetical market value (i.e. such value being calculated by accepted financial industry methods). However, this right to exclusion only applies to options and convertible bonds with rights or obligations for shares totaling no more than € 8,180 thousand, or, where lower, 10 percent of capital stock at the time the subscription rights are excluded.

The Executive Board had not made use of this authorization by June 30, 2004.

At the balance-sheet date, the Executive Board is further authorized, with the consent of the Supervisory Board, to increase the Company's subscribed capital by up to € 37,989 thousand once or more than once in the period to April 27, 2006, by issuing up to 12,663,036 registered shares against cash and/or non-cash contributions (authorized capital). With the exception of the cases detailed below, shareholders will be granted pre-emptive subscription rights:

- The Executive Board is authorized to deviate from shareholders' pre-emptive subscription rights with respect to fractional amounts.
- The Executive Board is further authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights with respect to capital increases against non-cash contributions effected for the purpose of acquiring participations, holdings, companies or business units.
- The Executive Board is also authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights provided that the capital increase against cash effected on the basis of this authorization does not exceed 10 percent of the subscribed capital at the time this authorization is first exercised, and provided that the issue price is not significantly lower than the market value.
- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights with respect to a nominal amount not exceeding € 6,503 thousand in order to offer new shares to employees of Software AG and its affiliated companies (in accordance with sections 15 ff. of the German Stock Corporation Act) under an employee share option plan. The new shares can also be transferred to a bank on condition that sale is restricted to entitled persons in accordance with the Company's instructions.

At June 30, 2004, the Executive Board had not exercised its power to increase subscribed capital.

Revenues

Software AG primarily generates revenues from software licenses (for unlimited periods of usage), maintenance, and other services. Incoming monies from software licenses are only posted as revenues once a contract has been signed with the customer, all possible rights of return have expired, the software has been supplied, and a price has been agreed or can be established, and there is sufficient probability that payment will be made.

Maintenance revenues are prorated over the period of service provision.

Revenues from contract work invoiced according to man-hours are recognized once the services have been provided by Software AG.

Pursuant to IAS 11 and IAS 18, revenues from fixed-price service contracts are recognized according to the percentage of completion method where the revenues can be reliably measured, there is sufficient probability that Software AG will receive the economic benefits of the transaction, and that all related costs expected until completion of the service can be reliably measured.

Revenues figures are net of all discounts and rebates.

Costs of manufacture

Costs of manufacture include all production-related costs on the basis of normal utilization levels. They include individual unit costs that can be directly allocated to projects, plus fixed and variable overheads. Borrowing costs are not capitalized in costs of acquisition/manufacture. No unscheduled write-downs on inventories were required during the reporting period.

Research and development costs

Research and development costs are expensed in the income statement as they are incurred.

The creation of and subsequent improvements to software involve closely linked, highly interwoven research and development phases. Accordingly, it is not possible to strictly separate expenses incurred for research from those incurred for development, and the criteria for separately reporting development costs laid out in IAS 38, Section 41, in conjunction with 42, cannot be met.

Sales, marketing and distribution

These include personnel and materials costs, write-downs, and advertising expenses.

Administrative costs

These include personnel and materials costs, and applicable depreciation and amortization.

Earnings per share

Earnings per share are calculated by dividing net income allocable to shareholders for the period by the weighted number of shares outstanding during the period. Software AG only has common stock.

Notes on the first-time application of IAS / IFRS

Accounting and valuation

Pursuant to IFRS 1, International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS) are applied retrospectively upon their initial adoption. Figures from previous periods are adjusted accordingly to allow effective comparison.

New standards published as part of the International Accounting Standards Board Improvement Project in December 2003, whose application is not compulsory until January 1, 2005, have not been employed for these financial statements.

Of the new standards published during the previous quarter, whose application is not compulsory until January 1, 2005, or later, Software AG chose to apply the provisions of IFRS 3 relating to the impairment testing of goodwill to these financial statements.

Application of IAS/IFRS involves the following material deviations from the accounting and valuation principles set out in German law:

- Goodwill is no longer amortized, but subject to regular impairment testing
- Securities available for sale are valued at their fair market value, even where this exceeds the cost of acquisition. Gains and losses are included in other comprehensive income under equity, but are not recognized in net profit or loss.
- Derivative instruments are valued at their fair market value, even where this exceeds the cost of acquisition. Both gains and losses are recognized in net profit or loss for the period.
- Revenues are recognized according to the percentage-of-completion method.
- Property is depreciated according to its useful economic life, and not according to tax scales.
- Finance leases, according to the more restrictive IFRS provisions, are posted as assets and leasing liabilities.
- Provisions are only formed where obligations to third parties exist, and the probability that these obligations will be fulfilled is at least 50 percent. Medium and long-term provisions are stated at cash values. Provisions are not formed for failure to perform maintenance or for other expenses.
- Provisions for pensions are formed according to the projected unit credit method.
- Deferred taxes are calculated according to the balance-sheet liability method. Deferred taxes on loss carryforwards are formed where the Company expects to be able to make use of these loss carryforwards.
- Cash positions in foreign currencies are valued at the balance-sheet-date rate and recognized in net profit or loss for the period. However, translation differences from long-term intra-Group cash positions are posted in other comprehensive income under equity, but are not recognized in net profit or loss for the period.

Balance-sheet reconciliation on January 1, 2003 (HGB to IFRS)					
€ thousands	Note	HGB Jan 1, 2003	Income Statement related changes	Reclassifications	IFRS Jan 1, 2003
Assets					
A. Cash and cash equivalents					
Cash in hand and bank balances		75,423	0	0	75,423
Securities		0	0	0	0
		75,423	**0**	**0**	**75,423**
B. Current assets					
Inventories	(1)	4,628	0	- 3,873	755
Trade receivables	(1)	122,160	616	3,873	126,649
Other receivables and other assets	(2)	10,395	1,048	0	11,443
		137,183	**1,664**	**0**	[illegible]
C. Fixed assets					
Intangible assets		1,551	0	0	1,551
Goodwill		176,591	0	0	176,591
Property, plant and equipment	(3)	37,000	15,776	0	52,776
Financial assets	(4)	5,937	9,909	0	15,846
		221,079	**25,685**	**0**	[illegible]
D. Deferred taxes	(5)	188	**38,060**	**0**	[illegible]
E. Deferred expenses		**6,947**	**0**	**0**	[illegible]
Total assets		**440,820**	**65,409**	**0**	**506,229**
Equity and liabilities					
A. Current liabilities					
Current financial liabilities	(6)	3,395	3,016	0	6,411
Trade payables	(7)	13,992	0	8,474	22,466
Other current liabilities	(7)	18,046	0	12,934	30,980
Current provisions	(8)	97,950	- 16,110	- 28,413	53,427
		133,383	**- 13,094**	**- 7,005**	[illegible]
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	8,395	0	8,395
Trade payables		0	0	0	0
Other non-current liabilities	(7)	448	0	3,393	3,841
Provisions for pensions	(9)	8,781	10,653	0	19,434
Non-current provisions	(7)	0	0	3,612	3,612
		9,229	**19,048**	**7,005**	[illegible]
C. Deferred taxes	(5)	**2,012**	**14,994**	**0**	[illegible]
D. Deferred income		**81,728**	**0**	**0**	[illegible]
E. Equity					
Share capital		81,800	0	0	81,800
Capital reserves		132	0	0	132
Retained earnings		132,959	34,552	- 18,153	149,358
Consolidated income		0	0	0	0
Currency translation differences		- 423	0	423	0
Other comprehensive income	(10)	0	9,909	17,730	27,639
		214,468	**44,461**	**0**	[illegible]
Total equity and liabilities		**440,820**	**65,409**	**0**	**506,229**

Notes on the balance-sheet reconciliation from HGB to IFRS (January 1, 2003):

(1) Work in progress as defined by HGB was recognized and posted as non-invoiced receivables according to the percentage of completion method (including margin).

(2) Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(3) Depreciation of property was adjusted to take account of expected useful economic lives. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dis-solved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) Other comprehensive income includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intra-Group cash positions in foreign currencies (i.e. not in euros).

Reconciliation of equity on January 1, 2003 (HGB to IFRS)

€ thousands	Note	
Equity in accordance with HGB as at Jan 1, 2003		**214,468**
Revenue recognized according to percentage of completion	(1)	616
Depreciation of buildings	(3)	8,884
Finance leases	(3), (6)	– 4,519
Market value of securities and financial derivatives	(2), (4)	10,957
Deferred tax assets	(5)	38,060
Adjustments to other provisions	(8)	16,110
Adjustments to pension provisions	(9)	– 10,653
Deferred tax liabilities	(5)	– 14,994
Equity in accordance with IFRS as at Jan 1, 2003		**258,929**

Balance-sheet reconciliation on June 30, 2003 (HGB to IFRS)					
€ thousands	Note	HGB Jan 1, 2003	Income Statement related changes	Reclassifications	IFRS Jan 1, 2003
Assets					
A. Cash and cash equivalents					
Cash in hand and bank balances		46,762	0	0	46,762
Securities		28,300	0	0	28,300
		75,062	**0**	**0**	**75,062**
B. Current assets					
Inventories	(1)	5,727	0	- 5,335	392
Trade receivables	(1)	119,242	397	5,335	124,974
Other receivables and other assets	(4)	12,270	651	0	12,921
		137,239	**1,048**	**0**	**138,287**
C. Fixed assets					
Intangible assets		1,210	0	0	1,210
Goodwill	(2)	165,665	10,926	0	176,591
Property, plant and equipment	(3)	35,391	14,841	0	50,232
Financial assets	(4)	6,769	14,106	0	20,875
		209,035	**39,873**	**0**	**248,908**
D. Deferred taxes	(5)	**28,192**	**21,668**	**0**	[illegible]
E. Deferred expenses		**8,208**	**0**	**0**	**8,208**
Total assets		**457,736**	**62,589**	**0**	**520,325**
Equity and liabilities					
A. Current liabilities					
Current financial liabilities	(6)	1,804	3,016	0	4,820
Trade payables	(7)	14,098	8	7,776	21,882
Other current liabilities	(7)	17,908	0	10,354	28,262
Current provisions	(8)	106,295	- 7,372	- 25,771	73,152
		140,105	**- 4,348**	**- 7,641**	**128,116**
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	5,947	0	5,947
Trade payables		0	0	0	0
Other non-current liabilities	(7)	140	0	3,393	3,533
Provisions for pensions	(9)	8,348	10,653	0	19,001
Non-current provisions	(7)	0	0	4,248	4,248
		8,488	**16,600**	**7,641**	**32,729**
C. Deferred taxes	(5)	**2,012**	**13,930**	**0**	**15,942**
D. Deferred income		**87,383**	**0**	**0**	**87,383**
E. Equity					
Share capital		81,800	0	0	81,800
Capital reserves		132	0	0	132
Retained earnings		146,017	21,494	- 18,153	149,358
Consolidated income		- 7,378	806	3,011	- 3,561
Currency translation differences	(10)	- 823	0	- 15,401	- 16,224
Other comprehensive income	(11)	0	14,107	30,543	44,650
		219,748	**36,407**	**0**	**256,155**
Total equity and liabilities		**457,736**	**62,589**	**0**	**520,325**

Notes on the balance-sheet reconciliation from HGB to IFRS (June 30, 2003):

(1) Work in progress as defined by HGB was recognized and posted as non-invoiced receivables according to the percentage of completion method (including margin).

(2) Scheduled amortization of goodwill pursuant to HGB was reversed as, according to IFRS 1, where IFRS 3 is voluntarily applied to 2004, it should also be applied to 2003. Accordingly, 2003 goodwill was not amortized according to the straight-line method.

(3) Depreciation of property was adjusted to take account of expected useful economic lives. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period. Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) The change in currency translation differences arose primarily from the fact that, as permitted by IFRS 1.22, the HGB figure was reset to zero for the IFRS statements on January 1, 2003. From this date, only IFRS currency translation adjustments were recorded.

(11) Other comprehensive income includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intra-Group cash positions in foreign currencies (i.e. not in euros).

Reconciliation of equity on June 30, 2003 (HGB to IFRS)		
€ thousands	Note	
Equity in accordance with HGB as at June 30, 2003		**219,748**
Revenue recognized according to percentage of completion	(1)	397
Adjustment to goodwill amortization	(2)	10,926
Depreciation of buildings	(3)	8,902
Finance leases	(3), (6)	– 3,024
Fair market valuation	(2), (4)	14,757
Deferred tax assets	(5)	21,668
Adjustments to other accruals	(8)	7,372
Adjustments to pension accrual	(9)	– 10,653
Deferred tax liabilities	(5)	– 13,930
Other		– 8
Equity in accordance with IFRS as of June 30, 2003		**256,155**

Reconciliation of net income on June 30, 2003 (HGB to IFRS)		
€ thousands	Note	
Net loss in accordance with HGB at June 30, 2003		**– 7,378**
Revenue recognized according to percentage of completion	(1)	– 219
Adjustment to goodwill amortization	(2)	10,926
Depreciation of buildings	(3)	18
Finance leases	(3), (6)	1,495
Fair market valuation	(4)	– 398
Deferred tax assets	(5)	– 3,334
Adjustments to other accruals	(8)	– 8,738
Adjustments to pension accrual	(9)	0
Deferred tax liabilities	(5)	1,064
Other		3,003
Net loss in accordance with IFRS as of June 30, 2003		**– 3,561**

Seasonal effects

The following table shows a breakdown of revenues and pre-tax profits (adjusted for restructuring costs) over the four quarters of 2003:

€ thousands	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Revenues	103,140	103,136	98,680	115,086	420,042
% of revenues at year-end	24.6 %	24.5 %	23.5 %	27.4 %	100.0 %
Pre-tax profit	8,728	18,241	16,426	18,420	61,815
% of net income at year-end	14.1 %	29.5 %	26.6 %	29.8 %	100.0 %

Revenues developed similarly to previous years – largely in line with the sales cycle. Against this background, Software AG expects a similar pattern for fiscal 2004. Restructuring activities in the second half of 2003 produced significant cost reductions, which contributed to an increase in pre-tax profit.

Contingent liabilities

At June 30, 2004, no provisions had been formed for the following contingent liabilities (stated at face values), for which it was deemed improbable that the Company would have to fulfill obligations:

€ thousands	
Bank guarantees	5,333
Other	1,144
	6,477

Share-option plans

The Software AG Group runs various share-option plans for Executive Board members, senior executives, and other employees which are not expensed in the consolidated financial statements.

First share-option plan: At June 30, 2004, Executive Board members held 145,846 subscription rights to shares in the Company, and senior executives 69,069 – unchanged over June 30, 2003. These rights cannot be exercised before June 30, 2004. Options have a term of seven years from the date on which they are granted, and may only be exercised, after an initial vesting period of 24 months as of the Software AG IPO, on four occasions during each fiscal year: after the publication of quarterly, biannual, and annual earnings figures.

The subscription price per share is the issue price less a 20 percent mark-down, but no less than € 28.12. As Company stock was floated at € 30, this minimum applied.

- Holders of subscription rights must fulfill the following three conditions before they may exercise their conversion rights:Consolidated earnings from ordinary activities (according to HGB) must have increased by 30 percent between 1997 and 1999.

This condition was fulfilled between 1997 and 1999.

- Consolidated earnings from ordinary activities (according to HGB) must total at least 10 percent of revenues for the fiscal year prior to conversion.
- The share price must exceed the minimum conversion price.

Second share-option plan: At June 30, 2004, Executive Board members held 142,250 subscription rights to shares in the Company, and senior executives 434,750. These rights cannot be exercised before June 30, 2004. During the second quarter, 90,000 of the options held by Executive Board members were withdrawn, and 125,400 new options were issued to senior executives. No rights could be exercised during the period.

The subscription price is the average XETRA closing price over the previous five trading days on the Frankfurt Stock Exchange before the date of conversion.

Holders of subscription rights must fulfill the following two conditions before they may exercise their conversion rights:

- Consolidated revenues must have increased for the fiscal year prior to conversion by at least 10 percent in comparison to the previous year.
- Consolidated earnings from ordinary activities (according to HGB) must total at least 10 percent of revenues for the year prior to conversion.

The terms, blocking period, and conversion dates correspond to those of the first share-option plan.

Other financial obligations

Software AG has entered into rental and leasing contracts for buildings, real estate, IT and PBX systems, and vehicles. Obligations from these contracts (where the contracts are still within their minimum durations) until the end of fiscal 2004 total € 8,829 thousand. Obligations until the end of fiscal 2008 total € 38,535. The leasing contracts are operating leases as defined by IAS 17.

Employees

The Software AG workforce averaged 2,435 during the second quarter of 2004, and totaled 2,467 on June 30, 2004.

Executive Board and Supervisory Board

On June 30, 2003, the composition of the Supervisory Board had changed as follows in comparison to December 31, 2003:

By resolution of the annual shareholders' meeting on April 30, 2004, Dr. Andreas Bereczky, Director of Production at German public-service TV broadcaster ZDF, Mainz, was elected to succeed Dr. Peter Lex on the Software AG Supervisory Board.

Karl-Heinz Hageni (employee representative) left the Supervisory Board on April 30, 2004. On June 25, 2004, employees elected Monika Neumann, chair of the General Works' Council, Schliersee, as Mr. Hageni's replacement.

The composition of the Executive Board at June 30, 2004, was unchanged in comparison to December 31, 2003.

Events subsequent to the balance-sheet date

Restructuring for international growth

August 2004: Software AG streamlined its international structure as part of a drive to encourage growth across both new and established markets. The Company's activities will now be organized into three regions, previously four, represented on the Executive Board by a Regional Manager.

- North America/Northern Europe includes the USA, Canada, and the United Kingdom. This region is led by Mark Edwards, and also covers activities in Scandinavia and South Africa.

- The South region spans southern Europe, south and central America, and is the responsibility of Christian Barrios Marchant.

- Central/Asia is managed by Andreas Zeitler, and incorporates the German-speaking countries, Eastern Europe, the Mid-east, Asia, and Australia. This will enable the company to service high growth markets more efficiently.

This strategic reorganization will enhance integration across the Software AG Group by mirroring the cultural and language links between countries in the company's regional structure. This will allow us to better exploit traditional economic ties, leverage resources and skills, improve cooperation, and form valuable new partnerships.

New R&D structure

July 2004: Software AG reorganized its research and development activities. The Research and Development integration team has joined the XML Business Integration business line, and the Enterprise Transaction Systems development team is now part of the Enterprise Transaction Systems business line. This means that, as with product management and marketing, all R&D activities now take place within the framework of the two strategic business lines. This move is intended to ensure all Software AG development work is focused on market requirements, taking account of the specific characteristics of the Enterprise Transaction Systems and XML Business Integration segments. In this way, we can rapidly recognize and respond to changing needs, establishing the basis for practical innovation. This will strengthen skills and flexibility at both business lines. It also reinforces Software AG's place as a first mover in the fast-paced XML market.

Changes to Software AG management

The managers of the two new R&D areas report directly to the CEO. Chief Technology Officer Dr. Peter Mossack has left the Company. Gary Voight, Executive Board member responsible for the Americas region, has also departed to join a US software house as CEO. The Software AG Executive Board now has five members. Haskell Mayo, previously Senior Vice President, Marketing and Sales, in the USA, has been appointed President, North American Operations.

Financial Calendar

September 30, 2004	HVB German Investment Conference, München
October 28, 2004	Q3 earnings figures
November 23/24, 2004	German Equity Forum, Deutsche Börse AG, Frankfurt
May 13, 2005	Annual Shareholders' Meeting

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-11 91

www.softwareag.com

Q1/04


INDEPENDENT
STATES
PAKISTAN
TAKLAMAKAN
HIMALAYA

SOFTWARE AG
THE XML COMPANY

Key figures IFRS, unaudited					
€ millions (unless stated)		March 31, 2004		March 31, 2003	Change in %
Revenue		**95.7**		**103.1**	**- 7 %**
Products		67.4		69.2	- 3 %
of which licensing	23.3		21.9		6 %
of which maintenance	44.1		47.3		- 7 %
Professional services		28.0		33.6	- 17 %
Other		0.3		0.3	0 %
EBIT		**15.1**		**8.0***	**-**
as % of revenue		16 %		8 %	
Income before taxes		**15.8**		**- 23.1**	**-**
as % of revenue		17 %		- 22 %	
Income after taxes		**9.8**		**- 14.8**	**-**
as % of revenue		10 %		- 14 %	
Earnings per share (€)		**0.36**		**- 0.54**	**-**

€ millions (unless stated)	March 31, 2004	Dec 31, 2003	Change in %
Total assets	**523.5**	**509.1**	**3 %**
Cash and cash equivalents	**83.1**	**74.2**	**12 %**
Shareholders' equity	**286.8**	**269.2**	**7 %**
as % of total assets	55 %	53 %	
Employees	**2,512**	**2,885**	**- 13 %**
of which in Germany	898	1,119	- 20 %

* pre restructuring expenses

Profile

Software AG is an international provider of systems software and XML integration and data-management services. We offer integration solutions based on XML (eXtensible markup language), a key technology for the smooth exchange of data and documents, and a powerful means of introducing state-of-the-art applications into existing IT architectures. We are the European No. 1 and one of the world leaders in this area.



Karl-Heinz Streibich
Chief Executive Officer

Firm foundations for the future

Software AG hit the ground running in the first quarter of 2004. With lower costs and higher efficiency leading to a marked improvement in earnings, we reaped the rewards of the effective reorganizational activities carried out in the previous months.

The first three months of the year were not only successful in terms of overall business development: We also made tangible progress in the implementation of our new strategy.

The XML Integration business line now has a clearly structured portfolio, comprising Enterprise Integration Services, Enterprise Information Services and Legacy Integration. These are designed to help customers increase integration of existing IT systems.

The business line Enterprise Transaction Systems Modernization now provides defined product packages aimed at increasing the value of customers' existing investments in Adabas/Natural. Software AG specialists are currently building new ETS Advantage Services to complement our product packages, creating total solutions.

The new organizational structure defined last year is now in place, with a dedicated team of software architects for each business line. Drawn directly from the Research and Development unit, team members will interface closely between R&D and the sales organization, ensuring effective knowledge transfer. Teams will provide feedback to the sales force on their experience with customers, and, via the two business lines, will influence future research and development. In this way, we are fostering a sustainable, market-driven approach to the development of new products and solutions.

The new structure will accelerate Software AG's transformation into a learning organization.
We have further strengthened our international orientation by appointing Joe Gentry, from the US, and Jonathan Airey, from the UK, to lead the ETS Modernization and XMLi business lines respectively. These moves reflect our determination to maximize intra-Group, cross-border collaboration.

The international nature of the Group creates added value for all Software AG companies. By establishing effective links between countries, we create a global pool of resources which benefits our technologies, solutions, and customer relationships. And intensified marketing efforts, allied with the creation of a focused corporate identity, are supporting the shift to a team-oriented, learning organization.

Karl-Heinz Streibich
Chief Executive Officer

Leading indices outperformed

The notable upswing in the value of Software AG shares during fiscal 2003 continued into the first quarter of 2004. The price rose from €16.30 at December 31, 2003 to €21.04 at March 31, 2004.

As a result, Software AG stock outperformed both the TecDAX and the Nasdaq 100 by a clear margin. The TecDAX rose by 9.8 percent and the Nasdaq 100 fell by 2.0 percent, while the price of Software AG shares rose 29.1 percent.

This reflects growing investor confidence in Software AG. As a result of the strategic focus on Enterprise Transaction Systems (ETS) and XML Integration announced in early December 2003, we succeeded in convincing not only our customers, but also financial analysts and investors of the positive outlook for the Company and for Software AG shares. Financial results for the fourth quarter of 2003 and the first three months of 2004 significantly exceeded market expectations. The program of cost savings initiated in 2003 has significantly raised profitability, leading to improved ratings. Forecast earnings per share for 2004 have been revised upward to between €2.50 to €2.60. This includes approximately €0.88 in proceeds from the sale of holdings.

Comparison of share development with leading indices


160
150
140
130
120
110
100
90
Dec 31, 2003
Jan 15, 2004
Feb 1, 2004
Feb 15, 2004
March 1, 2004
March 15, 2004
March 31, 2004
Software AG
TecDAX
Nasdaq 100

Improved ratings from financial analysts

During the first quarter of 2004, investor relations concentrated on communicating the benefits of the new business strategy. At two investor conferences, and by means of a large number of face-to-face meetings with analysts and investors, we provided information on the new strategy and on Software AG's potential. Press and analyst earnings conferences for year-end 2003 and first-quarter 2004 were broadcast live via the Internet, and the presentations are available as downloads. We also organized a special event at Company headquarters for financial analysts, who are important opinion leaders with influence over both private and institutional investors. These activities contributed to improved ratings from financial analysts: The number of sell recommendations fell from seven to two, and the number of hold recommendations from six to four. At the same time, buy recommendations increased from seven to twelve. The average share-price target was increased several times during the course of the first three month, reaching €29 after first-quarter results were published on April 27, 2004.

Software AG shares	March 31, 2004	March 31, 2003
XETRA closing price (in €)	21.04	11.55
Number of shares	27,266,752	27,266,752
Market capitalization (in € millions)	574	315
52-week high/low	25.16/9.81	

Frankfurt (Prime Standard/TecDAX), ISIN DE 0003304002, ticker symbol SOW

Positive start to the year – annual targets within reach

Business development in the first quarter was strongly influenced by the positive impact of restructuring. Operating profit (EBIT) rose by 89 percent to €15.1 million; pre-tax profit rose to €15.8 million; net profit improved to €9.8 million.

Consolidated revenues for the first quarter totaled €95.7 million, €103.1 million in the same period of 2003. More than 28 percent of revenues were posted in US dollars. As a result, the weak dollar had a significant impact on reported figures. Adjusted for currency translation effects, quarterly revenues were 2 percent lower than in 2003.

Product sales remain stable

Product revenue, compromising of both license and maintenance services, remained the main source of revenue. Product revenues totaled €67.4 million (€69.2 million in Q1 2003). Adjusted for currency translation effects, this represents an increase of 3 percent.

Licensing revenues developed particularly positively. Adjusted for currency translation effects, sales increased by 11 percent to €23.3 million. This growth was primarily attributable to the Enterprise Transaction Systems (ETS) Business Line, which contributed more than 76 percent of all licensing revenues.

ETS revenues exceed forecasts

The business line ETS Modernization generated licensing sales of €17.8 million, an increase of 31 percent. This reflects both the slightly improved willingness of customers to invest in IT, but also the impact of our intensified marketing efforts. The new strategic focus takes into account the importance of ETS products. Moreover, this clear long-term commitment provided a boost to the morale of the ETS sales force.

Nevertheless, customers remain cautious with regard to investment in new technologies. XML Business Integration license sales fell to €3.8 million (€6.1 million in Q1 2003) in the first quarter. However, the launch of our new XML Integration Packages in the second quarter is expected to lead to improvement over the remainder of the year.

Breakdown of revenues by segment € millions	Q1 2004	Q1 2003	Change in % (adj. for currency translation)
Products	67.4	69.2	3
of which maintenance	44.1	47.3	0
of which licensing	23.3	21.9	11
Project services	28.0	33.6	– 15
Other	0.3	0.3	0
Total	95.7	103.1	– 2

Fall in revenues from professional services

Before currency translation effects, revenues from maintenance services remained unchanged year-on-year, contributing €44.1 million to product sales. Project services contributed revenues of €28.0 million, with market oversupply playing a significant role in this lower figure. In addition, Software AG has deliberately focused professional services on high-margin areas since 2003. The fall in revenues for this segment is a direct result of the reduction in the consultant headcount. IT consultant utilization was unchanged in comparison to 2003.

Increased revenues from licensing in the regions

Three of Software AG's regional subsidiaries posted increased revenues from licensing. In northern Europe, Asia/Pacific, and South Africa, license sales from new software increased by almost a third to €7.4 million. In Central and Eastern Europe, the increase was 21 percent. In Southern and Western Europe, revenues from licensing rose 19 percent to €5.3 million. In the Americas, the weak dollar led to a drop in revenues from licensing to €5.2 million in comparison to €7.4 million over the same period of 2003.

Breakdown of revenues by segment


Maintenance 46%
Licensing 24%
Project services 29%
Other 1%

Profitability

89 percent increase in operating profit

Lower costs as a result of restructuring helped to lift profitability. Strict cost management reduced other operating costs by €10.6 million.

As a result, earnings figures, reported for the first time in accordance with International Financing Reporting Standards (IFRS), improved significantly. Earnings before interest and tax (EBIT) rose to €15.1 million, an increase of 89 percent. This is equivalent to an EBIT margin of 16 percent

Pre-tax profit rose to €15.8 million, in comparison to a loss of –€23.1 million in the same period of 2003 (largely a result of restructuring costs of €31.8 million). Net income for the quarter totaled €9.8 million, contrasting with a loss of –€14.8 million in the first quarter of fiscal 2003. This represents earnings per share of €0.36 (–€0.54 in Q1 2003). Fluctuations in currency rates have less impact on profitability than on revenues, since a significant proportion of costs are also posted in US dollars, and hedging is employed to shield forecast earnings from the potentially negative impact of significant changes in exchange rates.

Further increase in equity-to-assets ratio
Software AG has further improved its financial footing. Shareholders' equity increased to €286.8 million from €242.3 million in the first quarter of 2003. As a result, the equity-to-assets ratio improved further, reaching 54.8 percent.

Cash and cash equivalents increased from €80.9 million in the first quarter of 2003 to €83.1 million. Assets rose to €256.6 million, primarily as a result of improved valuations for financial assets. Despite an increase in restructuring payments of €6.4 million, cash flow from operating activities totaled €10.7 million in comparison to €12.0 million in the first quarter of 2003.

As a result of the adoption of International Financial Reporting Standards (IFRS), goodwill was frozen at €176.5 million on January 1, 2003 (the date of the changeover from HGB to IFRS). Therefore goodwill rose by €22.0 million on December 31, 2003 (i.e. the amount amortized one year previously).

Progress on the strategic front

On track to becoming a global networked company
Software AG is a global player, with a presence in 59 countries. Global reach offers enormous opportunities, which we intend to leverage by becoming a global networked company. This entails closer cooperation and greater knowledge transfer between all units and functions, with the goal of establishing a learning organization driven by the needs of our customers.

Global Networked Company


Customers
Employees
Development of Company Value
Technology
Portfolio Marketing
Sales

Synergy through a worldwide R&D organization
The implementation of an international research and development network is in progress. R&D centers in the US, the UK, Germany, and Spain are engaged in the optimization of the core products of both business lines, ETS and XMLi. Software AG India is responsible for some XML Business Line development. This new arrangement results in lower costs; a greater synergy and a greater focus on market requirements.

R&D activities were reorganized in order to concentrate more fully on the Company's core competencies. Software AG now channels its R&D effort more directly into products and solutions with market potential. Technology architects act as interfaces between market requirements and Software AG's R&D units. These architects understand customer requirements, product features and various best-practice projects. They help us to integrate and combine skills and resources throughout the enterprise in order to better meet customer requirements.

R&D employees by location


Germany 72%
USA 16%
India 5%
UK 5%
Spain 2%
Asia/Pacific 1%

Customer-driven sales activities

In line with our new strategic focus, we strengthened marketing and sales efforts in the first quarter. The Customer First Program, originally developed in the US, will be implemented throughout the Group. The aim is to create a "customer-first" culture in all areas of Software AG. In other words, we wish to ensure that the Company is focused on the customer and customers' requirements and not just on the sales front but in all aspects and activities of Software AG.

Quality of customer relationships improves

The Company also succeeded in broadening and deepening relations with key decision makers at customer organizations. According to market analysts, top managers are responsible for the allocation of more than 90 percent of IT budgets. As a result, maintaining good relations with key executives is vital to the generation of new business. We have intensified efforts to involve Software AG in the earliest possible phase of the sales cycle, helping us to gain access to high-value contracts.

Against the background of our renewed focus on market requirements, we have established a customer knowledge-management system. Designed to capture and collect knowledge relating to the market, customers and solutions, it aggregates information throughout the enterprise, and makes it available worldwide, and in real time. We are confident that this will provide further impetus for the Company.

Staffing

Employee numbers realigned

On March 31, 2004, Software AG employed 2,512 people, 373 less than on March 31, 2003. Headcount fell primarily in Germany, particularly at headquarters. 64 percent of the Software AG workforce is based outside Germany.

Significant increase in forecast earnings

During the first three months of the year, we laid solid foundations for a successful fiscal 2004, with strong operating earnings and buoyant license sales. During the coming three quarters, we will continue to focus on stabilizing revenues and streamlining costs.

We believe our decision to concentrate on two core business lines will generate sufficient revenues to offset the withdrawal from non-strategic areas. XML license sales are expected to pick up in the second half of the year, particularly as a result of the launch of our XML Integration Packages in the second quarter. Moreover, the Project Services division is expected to benefit from increasing revenues from integration work.

At the same time, we will continue to reduce operating costs, partly as a result of the ongoing consolidation of R&D activities. Improvements in operating margin, additional cost savings, and healthy cash flows will further strengthen Software AG's finances. Against this background, we expect full-year operating profit to exceed the 2003 figure by around 25 percent.

Consolidated income statement for the three months ended March 31, 2004 (January1 to March 31, 2004) IFRS, unaudited			
€ thousands		**March 31, 2004**	**March 31, 2003**
Revenues			
Products		67,389	69,212
of which licensing	23,252		21,865
of which maintenance	44,137		47,347
Professional services		27,999	33,576
Other		331	352
Total revenues		[redacted]	**103,140**
Total costs of sales		– 33,305	– 39,434
Gross profit		[redacted]	**63,706**
Research and development		– 15,031	– 16,233
Sales, marketing and distribution		– 20,586	– 25,973
Administrative costs		– 11,106	– 15,084
Total operating expenses		[redacted]	**– 57,290**
Other income/expenses		– 561	– 30,172*
Interest income/expenses		**651**	**704**
Pre-tax profit		**15,781**	**– 23,052**
Taxes		**– 6,024**	**8,281**
Consolidated net income		[redacted]	**– 14,771**
Earnings per share in € (basic = diluted)		0.36	– 0.54

* Including restructuring expenses incurred in the first quarter of 2003 to the amount of €31,780 thousand.

Consolidated balance sheets as of March 31, 2004

IFRS, unaudited

€ thousands	March 31, 2004	March 31, 2003	Dec 31, 2003
Assets			
A. Cash and cash equivalents			
1. Cash in hand and bank balances	53,355	51,730	53,083
2. Securities	29,743	29,154	21,076
	[redacted]	**80,884**	**74,159**
B. Current assets			
1. Inventories	235	417	387
2. Trade receivables	122,241	118,736	124,578
3. Other receivables and other assets	6,818	14,501	7,701
	[redacted]	**133,654**	**132,666**
C. Fixed assets			
1. Intangible assets	1,421	1,380	1,491
2. Goodwill	176,472	176,591	176,472
3. Property, plant and equipment	46,613	52,367	47,880
4. Financial assets	32,062	15,735	25,028
	[redacted]	**246,073**	**250,871**
D. Deferred taxes	[redacted]	**49,087**	**44,959**
E. Deferred expenses	[redacted]	**10,203**	**6,476**
Total assets	523,523	519,901	509,131
Equity and liabilities			
A. Current liabilities			
1. Current financial liabilities	4,536	5,017	6,546
2. Trade payables	19,942	20,245	26,770
3. Other current liabilities	22,091	31,570	25,294
4. Current provisions	63,714	73,935	77,791
	[redacted]	**130,767**	**136,401**
B. Non-current liabilities			
1. Non-current financial liabilities	4,600	8,140	4,356
2. Trade payables	27	0	22
3. Other non-current liabilities	3,785	3,665	3,641
4. Provisions for pensions	19,753	19,027	19,666
5. Non-current provisions	5,116	3,455	5,596
	[redacted]	**34,287**	**33,281**
C. Deferred taxes	[redacted]	**16,270**	**12,798**
D. Deferred income	[redacted]	**96,290**	**57,330**
E. Minority interest	[redacted]	**0**	**126**
F. Equity			
1. Share capital	81,800	81,800	81,800
2. Capital reserves	132	132	132
3. Retained earnings	156,454	149,358	149,358
4. Consolidated net income	9,757	- 14,771	7,096
5. Currency translation differences	- 25,827	- 8,379	- 32,340
6. Other comprehensive income	64,496	34,147	63,149
	[redacted]	**242,287**	**269,195**
Total equity and liabilities	523,523	519,901	509,131

Cash flow statements for the three months ended March 31, 2004 (January 1 to March 31, 2004)

IFRS, unaudited

€ thousands	Q1 2004	Q1 2003
Consolidated net loss	9,757	- 14,771
Depreciation	2,250	3,080
Interest result	- 651	- 704
Income taxes	5,523	- 8,867
Cash generated from operations	16,879	- 21,262
Income from sale of assets	2	11
Changes in inventories, receivables and other current assets	690	1,659
Changes in payables and other liabilities	- 3,431	39,770
Income taxes paid	- 3,998	- 8,837
Interest paid	- 200	- 383
Interest received	803	1,016
Net cash used in/provided by operating activities	**10,745**	**11,974**
Cash received from the sale of property, plant and equipment/intangible assets	22	292
Investments in property, plant and equipment/intangible assets	- 737	- 1,870
Cash received from the sale of financial assets	35	4
Investments in financial assets	- 557	- 465
Net cash used in/provided by investing activities	**- 1,237**	- 2,039
Repayment of loans from acquisitions and other financial liabilities	- 727	- 3,645
Net cash used in/provided by financing activities	**- 727**	- 3,645
Change in cash funds from cash-relevant transactions	**8,781**	6,290
Currency translation adjustments	**158**	- 828
Net change in cash and cash equivalents	**8,939**	5,462
Cash and cash equivalents at beginning of period	74,159	75,423
Cash and cash equivalents at end of period	**83,098**	80,885

Segment report for the three months ended March 31, 2004 (January 1 to March 31, 2004)

IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	5,165	5,323	7,409	5,355	23,252	0	[redacted]
Maintenance	18,926	6,489	8,853	9,884	44,151	- 14	[redacted]
Services	3,183	16,410	2,024	6,387	28,004	- 5	[redacted]
Other	99	49	35	22	205	126	[redacted]
Total revenues	**27,374**	**28,270**	**18,321**	**21,648**	**95,612**	**107**	[redacted]
							[redacted]
EBITA	7,481	2,670	4,972	3,860	18,984	- 3,854	[redacted]
Amortization							[redacted]
Interest result							[redacted]
Restructuring expense							[redacted]
Profit before tax							[redacted]
Taxes							[redacted]
Net income							[redacted]
							[redacted]
Proportion of total revenues	28.6%	29.6%	19.2%	22.6%	100.0%		[redacted]
							[redacted]
Product revenues	24,091	11,811	16,262	15,238	67,403		[redacted]
Proportion of total product revenues	35.7%	17.5%	24.1%	22.6%	100.0%		[redacted]

Segment report for the three months ended March 31, 2003 (January 1 to March 31, 2003)

IFRS, unaudited

€ thousands	Americas	Southern and Western Europe	Northern Europe, Asia/Pacific, South Africa	Central and Eastern Europe	Total	Central functions, R&D and Consolidation	Total Group
Licenses	7,387	4,488	5,574	4,417	21,866	- 1	**21,865**
Maintenance	21,343	6,702	9,440	10,215	47,700	- 353	**47,347**
Services	4,647	17,994	1,835	9,194	33,669	- 93	33,576
Other	1	21	31	53	107	245	352
Total revenues	**33,378**	**29,205**	**16,880**	**23,880**	**103,342**	**- 202**	**103,140**
EBITA	7,792	3,123	3,820	1,673	16,408	- 8,384	**8,024**
Amortization							**0**
Interest result							**704**
Restructuring expense							**- 31,780**
Profit before tax							**- 23,052**
Taxes							**8,281**
Net income							**- 14,771**
Proportion of total revenues	32.3%	28.3%	16.3%	23.1%	100.0%		
Product revenues	28,730	11,189	15,014	14,632	69,566		
Proportion of total product revenues	41.3%	16.1%	21.6%	21.0%	100.0%		

Development of shareholders' equity for the three months ended March 31, 2004 (January 1 to March 31, 2004)
IFRS, unaudited

€ thousands	Shares Number	Shares Share capital	Capital reserves	Retained earnings	Consolidated income	Currency translation differences	Other comprehensive income	Total
At January 1, 2004	27,266,752	81,800	132	156,454	0	- 32,340	63,149	[redacted]
Consolidated income for the period					9,757			[redacted]
Currency translation differences						6,513		[redacted]
Fair market valuation of financial assets Currency translation							1,347	[redacted]
At March 31, 2004	27,266,752	81,800	132	156,454	9,757	- 25,827	64,496	[redacted]

Development of shareholders' equity for the three months ended March 31, 2003 (January 1 to March 31, 2003)
IFRS, unaudited

€ thousands	Shares Number	Shares Share capital	Capital reserves	Retained earnings	Consolidated income	Currency translation differences	Other comprehensive income	Total
At January 1, 2003	27,266,752	81,800	132	149,358	0	0	27,639	**258,929**
Consolidated income for the period					- 14,771			**- 14,771**
Currency translation differences						- 8,379		- 8,379
Fair market valuation of financial assets Currency translation							6,508	6,508
At March 31, 2003	27,266,752	81,800	132	149,358	- 14,771	- 8,379	34,147	**242,287**

Accounting principles

Basis

The consolidated financial statements of Software AG to March 31, 2004, were for the first time prepared in accordance with the International Accounting Standards Board's (IASB) International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). Software AG complied with the IAS and IFRS, and IFRIC (International Financial Reporting Interpretations Committee, formerly SIC) interpretations applicable on December 31, 2003.

Figures in the consolidated financial statements are, unless otherwise stated, quoted in thousands of euros (€ thousands).

Principals of consolidation

The consolidated financial statements include Software AG and companies under its control. Control is generally taken to be proven where the Group holds, directly or indirectly, the majority of voting rights for authorized capital in a company, and/or can determine the fiscal or business policy of the company.

The financial statements of consolidated companies are compiled according to consistent accounting and valuation principles.

Subsidiaries established by Software AG are consolidated on the date they are formed. However, first-time consolidation occurred after the date of foundation for Softinterest Holding AG and its subsidiaries – which were consolidated for the first time in 1994 – as well as for the Asian subsidiaries, for SQL and for SAG-IRL.

The first-time consolidation of all companies was undertaken using the book value method. Subsequent consolidation is derived from the figures employed for first-time consolidation.

Debit balances arising from capital consolidation and relating solely to goodwill from acquisitions before January 31 were netted against capital reserves, pursuant to Section 309, Subsection 1, of the German Commercial Code (HGB). Goodwill from acquisitions after January 31 was capitalized and will be amortized over ten years. In accordance with the option granted by IFRS 1.14, the Company has not applied IAS 22 retrospectively, but has continued to use the figures for mergers and acquisitions posted according to HGB.

Revenue, expenses and income, receivables, liabilities, and provisions arising between consolidated companies have been eliminated. Intercompany earnings from services provided within the Group were also eliminated where these were not realized from services to third parties.

Consolidated companies

There were no changes to the scope of consolidation in comparison with December 31, 2003.

Estimates and assumptions

In a few instances, estimates and assumptions were made which could impact the statement and amount of figures posted for balance-sheet assets, debt, income, expenses and contingent liabilities. True values may deviate from these estimates and assumptions.

Currency translation

The financial statements of foreign subsidiaries are translated using functional currencies: As these companies have organizational, financial, and commercial independence, the respective local currency is identical to the functional currency. Assets and

liabilities are translated according to the price on the balance-sheet date, and expenses and income according to monthly averages. Currency translation differences are posted as such under equity, but not recognized in net profit or loss for the period.

In the individual financial statements for consolidated companies, foreign-currency items are translated on the balance-sheet date, and included in net profit or loss for the period. Translation differences from long-term intercompany cash items are excepted from this rule. These are posted as other comprehensive income under equity, but not recognized in net profit or loss for the period.

Cash on hand and bank balances
This item includes cash and short-term investments, plus short-term cash equivalents.

Cash equivalents are short-term, highly liquid financial investments which can be converted to cash at any time, and which are only subject to immaterial fluctuations in value.

Securities and financial assets
Financial assets are initially valued at the cost of acquisition, including transaction costs. The subsequent valuation depends on their classification.

Financial assets which are available for sale are valued according to their price on the balance-sheet date (i.e. the fair market value). Price gains or losses are posted as other comprehensive income under equity, but not recognized in net profit or loss for the period.

Software AG uses hedging instruments to protect against the risks posed by worldwide currency fluctuations. Company policy is to hedge against currency risks in their totality, and not take specific action for each individual transaction. Open positions in futures transactions are valued at the fair market price, and listed on the balance sheet under securities held for trading purposes. Price gains or losses are included in the net income figure for the relevant year.

Financial assets are recorded at their individual fair market values where this is possible to calculate and the assets have not been held until maturity. Loans and receivables included under this item which are not held for trading purposes, and assets with no publicly available price on an active market, where it is not possible to reliably calculate a fair market price, are valued at the adjusted cost of acquisition. All values are subject to regular, objective impairment testing, and value impairment, where it has occurred, is reflected in earnings for the period.

Inventories
Inventories are recorded at the lower of cost of acquisition/manufacture or net realizable value. Net realizable value is the estimated amount that would be raised from a sale during normal operations, less the estimated costs arising until manufacture is complete, and less sales costs.

Trade receivables
Trade receivables are posted at the fair value applicable when revenues are realized or services provided, and valued at the net book value, less any necessary value adjustments.

This item also includes unbilled services from projects for which a fixed price has been agreed, but for which the percentage of completion method is applied.

Other current assets
Other current assets are valued at cost of acquisition, which corresponds to fair market value.

Intangible assets

Concessions, industrial and similar rights and assets, and licenses to such rights are capitalized at cost of acquisition and amortized over their useful economic lives according to the straight-line method. These assets are regularly subject to impairment testing.

Goodwill

Debit balances arising from capital consolidation as defined by HGB are calculated according to book value, with no disclosure of hidden reserves. Before January 31, 2001, balances were offset against capital reserves, pursuant to Section 309, Subsection 1 of HGB. After this date, goodwill was capitalized and amortized over ten years according to the straight-line method. The term over which goodwill is amortized is established at the time of the acquisition, based on the useful economic life of the goodwill. Software AG makes use of IFRS 1.13, which allows the Company to retain HGB valuations of goodwill arising before the transition to IFRS accounting on January 1, 2003. In accordance with IFRS 3, the historical HGB valuation of goodwill was posted at €176,591 thousand on this date. IFRS 3 requires that goodwill is no longer amortized, but subject to regular impairment testing and examination of its future useful economic life. The residual book value is written down to its fair value where the value has been impaired.

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or manufacture less accumulated depreciation and impairment costs. Where items are sold or scrapped, the relevant cost of acquisition and accumulated write-downs are eliminated – any realized income/loss from the disposal of the asset is shown on the income statement.

Tangible assets acquired for €410 or less are fully written down in the year they are first posted.

Cost of acquisition/manufacture comprises purchase price, including any customer payments and non-refundable income tax, and costs that are directly attributable to preparing the asset for its intended use. Expenditure such as maintenance incurred once the asset is in use is posted in the period during which it is incurred. Subsequent expenditure is only booked under assets where this improves the condition of the asset beyond its originally assessed standard of performance. Financing costs are not included under cost of acquisition/manufacture.

Property, plant and equipment are depreciated over their useful economic lives according to the straight-line method:

Buildings	50 years
Improvements to property	8 – 10 years
Office and plant equipment	3 – 13 years
Computer and equipment	1 – 4 years

Useful economic lives and methods of depreciation are periodically examined to ensure that theoretical values correspond with actual expected values.

Assets under construction are allocated to unfinished property, plant and equipment, and stated at cost of acquisition/manufacture. Depreciation only takes place once manufacture is complete and the asset is in use.

Impairment of the value of intangible assets and property, plant and equipment

Where there is evidence that the value of intangible assets, property, plant and equipment has been impaired, these are immediately written down to their recoverable values, i.e. the higher of net realizable value and value in use. Value in use is the cash value of forecast future cash flows from the continued use of an asset and from disposal at the end of its useful economic life.

Leasing

Fixed assets include assets provided under leasing contracts. Software AG leases property, plant, and equipment. According to IAS 17, leasing contracts are classified as capital leases (where the leased asset is allocated to the lessee) or operating leases (where the leased asset is allocated to the lessor).

Capital leases: Leased items are posted on the balance sheet under both assets and leasing liabilities (at the same amount). The fair market value of the leased item at the beginning of the contract is used, or, where less, the cash value of the total minimum leasing payments. Calculation of this cash value is based on the interest rate of the overall lease agreement, where this figure can be practically identified. Otherwise, the lessee's threshold borrowing interest rate is used. Capital leases are amortized over their scheduled useful economic lives according to the straight-line method. Future lease installments are posted as financial liabilities.

Operating leases: Operating lease payments are expensed throughout the life of the leasing agreement.

Deferred taxes

Tax assets and liabilities are deferred according to the balance-sheet liability method for temporary differences between figures stated for tax purposes and those on the consolidated balance sheets. Taxes are also deferred on loss carryforwards.

Deferred taxes are calculated according to the tax rate expected to apply in the year in which they will be realized. Dividends are only included once the annual shareholders' meeting has voted on the use of earnings.

Deferred tax assets and liabilities are not discounted.

The book values of deferred taxes are regularly examined and, where necessary, adjusted.

Prepaid expenses

This item includes prepayments made by Software AG within the scope of license and rental agreements. Amounts are reversed and booked as expense in the accounting period when the service is delivered to Software AG.

Liabilities

Short-term liabilities are stated at their repayment or fulfillment value.

Long-term liabilities are stated at adjusted cost of acquisition, calculated according to the effective interest method, i.e. by discounting expected future repayments.

Provisions

Provisions are formed where the Company has a de jure or de facto obligation to a third party arising from an event in the past, where it is likely that the Company will have to settle this obligation, and a reliable estimate can be made of the value of the liability. Estimates are subject to regular scrutiny and adjustment.

Where the interest effect is material, the valuation of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions for pensions

Software AG operates both defined-benefit and defined-contribution pension plans. The actuarial calculation of provisions for pensions follows the projected unit credit method described in IAS 19, whereby expected future increases in pensions and salaries are also included.

For the defined-contribution plan, Software AG has no obligations beyond its undertaking to pay all contributions to earmarked funds.

Deferred income

Deferred income includes prepayments from customers for maintenance services. Amounts are reversed and posted as revenue in the period Software AG delivers the service.

Other comprehensive income

Other comprehensive income comprises differences arising from the translation of the financial statements of commercially independent non-German subsidiaries, and effects from the valuation of financial instruments. Also included are translation differences from cash positions that are primarily part of a net investment in a commercially independent non-German subsidiary. Figures are quoted after tax.

Equity

Development of shareholders equity is shown on page 13.

In addition, contingent capital at March 31, 2004, comprised the following amounts:

1.) Up to €3,357 thousand in up to 1,118,962 no-par value shares, reserved to cover subscription rights granted under the first share-option plan (Management Incentive Plan I, MIP I) for Executive Board members and senior executives of the Software AG Group. The terms and conditions of this plan, as well as the numbers of shares allocated/exercised, are given under 8 e).

2.) Up to €3,000 thousand in up to 1,000,000 no-par value shares, reserved to cover subscription rights granted under the second share-option plan (Management Incentive Plan II, MIP II) for Executive Board members and senior executives of the Software AG Group. The terms and conditions of this plan, as well as the numbers of shares allocated/exercised, are given under 8 e).

3.) Up to €13,515 thousand in up to 4,505,000 no-par value shares, reserved to grant option rights to holders of warrants from cum-warrant bonds, and to grant conversion options to holders of convertible bonds in accordance with the bonds' terms. The Executive Board is authorized to issue such bonds, with a term of up to 10 years, once or more than once in the period to April 27, 2006, up to a total nominal value of €500,000 thousand. The Executive Board did not make use of this authorization in the first quarter of fiscal 2004.

At the balance-sheet date, the Executive Board is further authorized, with the consent of the Supervisory Board, to increase the Company's subscribed capital by up to €37,989 thousand once or more than once in the period to April 27, 2006, by issuing up to 12,663,036 registered shares against cash and/or non-cash contributions (authorized capital). With the exception of the cases detailed below, shareholders will be granted pre-emptive subscription rights:

- The Executive Board is authorized to deviate from shareholders' pre-emptive subscription rights with respect to fractional amounts.
- The Executive Board is further authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights with respect to capital increases against non-cash contributions effected for the purpose of acquiring participations, holdings, companies or business units.
- The Executive Board is also authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights provided that the capital increase against cash effected on the basis of this authorization does not exceed 10 percent of the subscribed capital at the time this authorization is first exercised, and provided that the issue price is not significantly lower than the market value.

- Finally, the Executive Board is authorized, with the consent of the Supervisory Board, to deviate from shareholders' pre-emptive subscription rights with respect to a nominal amount not exceeding €6,503 thousand in order to offer new shares to employees of Software AG and its affiliated companies (in accordance with sections 15 ff. of the German Stock Corporation Act) under an employee share option plan. The new shares can also be transferred to a bank on condition that sale is restricted to entitled persons in accordance with the Company's instructions.

Revenues

Software AG primarily generates revenues from software licenses (for unlimited periods of usage), maintenance, and other services. Incoming monies from software licenses are only posted as revenues once a contract has been signed with the customer, all possible rights of return have expired, the software has been supplied, and a price has been agreed or can be established, and there is sufficient probability that payment will be made.

Maintenance revenues are prorated over the period of service provision.

Revenues from contract work invoiced according to man-hours are recognized once the services have been provided by Software AG.

Pursuant to IAS 11 and IAS 18, revenues from fixed-price service contracts are recognized according to the percentage of completion method where the revenues can be reliably measured, there is sufficient probability that Software AG will receive the economic benefits of the transaction, and that all related costs expected until completion of the service can be reliably measured.

Revenues figures are net of all discounts and rebates.

Costs of manufacture

Costs of manufacture include all production-related costs on the basis of normal utilization levels. They include individual unit costs that can be directly allocated to projects, plus fixed and variable overheads. Borrowing costs are not capitalized in costs of acquisition/manufacture. No unscheduled write-downs on inventories were required during the reporting period.

Research and development costs

Research and development costs are expensed in the income statement as they are incurred.

The creation of and subsequent improvements to software involve closely linked, highly interwoven research and development phases. Accordingly, it is not possible to strictly separate expenses incurred for research from those incurred for development, and the criteria for separately reporting development costs laid out in IAS 38, Section 41, in conjunction with 42, cannot be met.

Sales, marketing and distribution

These include personnel and materials costs, write-downs, and advertising expenses.

Administrative costs

These include personnel and materials costs, and write-downs.

Earnings per share

Earnings per share are calculated by dividing net income allocable to shareholders for the period by the weighted number of shares outstanding during the period. Software AG only has common stock.

Notes on the first-time application of IAS/IFRS

Accounting and valuation

Pursuant to IFRS 1, International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS) are applied retrospectively upon their initial adoption. Figures from previous periods are adjusted accordingly to allow effective comparison.

New standards published as part of the International Accounting Standards Board Improvement Project in December 2003, whose application is not compulsory until January 1, 2005, have not been employed for these financial statements.

Of the new standards published during the previous quarter, whose application is not compulsory until January 1, 2005, or later, Software AG chose to apply the provisions of IFRS 3 relating to the impairment testing of goodwill to these financial statements.

Application of IAS/IFRS involves the following material deviations from the accounting and valuation principles set out in German law:

- Goodwill is no longer amortized, but subject to regular impairment testing
- Securities available for sale are valued at their fair market value, even where this exceeds the cost of acquisition. Gains and losses are included in other comprehensive income under equity, but are not recognized in net profit or loss.
- Derivative instruments are valued at their fair market value, even where this exceeds the cost of acquisition. Both gains and losses are recognized in net profit or loss for the period.
- Revenues are recognized according to the percentage-of-completion method.
- Property is depreciated according to its useful economic life, and not according to tax scales.
- Finance leases, according to the more restrictive IFRS provisions, are posted as assets and leasing liabilities.
- Provisions are only formed where obligations to third parties exist, and the probability that these obligations will be fulfilled is at least 50 percent. Medium and long-term provisions are stated at cash values. Provisions are not formed for failure to perform maintenance or for other expenses.
- Provisions for pensions are formed according to the projected unit credit method.
- Deferred taxes are calculated according to the balance-sheet liability method. Deferred taxes on loss carryforwards are formed where the Company expects to be able to make use of these loss carryforwards.
- Cash positions in foreign currencies are valued at the balance-sheet-date rate and recognized in net profit or loss for the period. However, translation differences from long-term intra-Group cash positions are posted in other comprehensive income under equity, but are not recognized in net profit or loss for the period.

Balance-sheet reconciliation on January 1, 2003 (HGB to IFRS)

€ thousands	Note	HGB Jan 1, 2003	Income Statement related changes	Reclassifications	IFRS Jan 1, 2003
Assets					
A. Cash and cash equivalents					
Cash in hand and bank balances		75,423	0	0	75,423
Securities		0	0	0	0
		75,423	**0**	**0**	[redacted]
B. Current assets					
Inventories	(1)	4,628	0	– 3,873	755
Trade receivables	(1)	122,160	616	3,873	126,649
Other receivables and other assets	(2)	10,395	1,048	0	11,443
		137,183	**1,664**	**0**	[redacted]
C. Fixed assets					
Intangible assets		1,551	0	0	1,551
Goodwill		176,591	0	0	176,591
Property, plant and equipment	(3)	37,000	15,776	0	52,776
Financial assets	(4)	5,937	9,909	0	15,846
		221,079	**25,685**	**0**	[redacted]
D. Deferred taxes	(5)	**188**	**38,060**	**0**	[redacted]
E. Deferred expenses		**6,947**	**0**	**0**	[redacted]
Total assets		440,820	65,409	0	**506,229**
Equity and liabilities					
A. Current liabilities					
Current financial liabilities	(6)	3,395	3,016	0	6,411
Trade payables	(7)	13,992	0	8,474	22,466
Other current liabilities	(7)	18,046	0	12,934	30,980
Current provisions	(8)	97,950	– 16,110	– 28,413	53,427
		133,383	**– 13,094**	**– 7,005**	[redacted]
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	8,395	0	8,395
Trade payables		0	0	0	0
Other non-current liabilities	(7)	448	0	3,393	3,841
Provisions for pensions	(9)	8,781	10,653	0	19,434
Non-current provisions	(7)	0	0	3,612	3,612
		9,229	**19,048**	**7,005**	[redacted]
C. Deferred taxes	(5)	**2,012**	**14,994**	**0**	[redacted]
D. Deferred income		**81,728**	**0**	**0**	[redacted]
E. Equity					
Share capital		81,800	0	0	81,800
Capital reserves		132	0	0	132
Retained earnings		132,959	34,552	– 18,153	149,358
Consolidated income		0	0	0	0
Currency translation differences		– 423	0	423	0
Other comprehensive income	(10)	0	9,909	17,730	27,639
		214,468	**44,461**	**0**	[redacted]
Total equity and liabilities		440,820	65,409	0	**506,229**

Notes on the balance-sheet reconciliation from HGB to IFRS (January 1, 2003):

(1) Work in progress as defined by HGB was recognized and invoiced according to the percentage of completion method (including margin).

(2) Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(3) Depreciation of property was adjusted to take account of expected useful economic lives. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) Other comprehensive income includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intra-Group cash positions in foreign currencies (i.e. not in euros).

Reconciliation of equity on January 1, 2003 (HGB to IFRS)

€ thousands	Note	
Equity in accordance with HGB as at Jan 1, 2003		**214,468**
Revenue recognized according to percentage of completion	(1)	616
Depreciation of buildings	(3)	8,884
Finance leases	(3), (6)	– 4,519
Market value of securities and financial derivatives	(2), (4)	10,957
Deferred tax assets	(5)	38,060
Adjustments to other provisions	(8)	16,110
Adjustments to pension provisions	(9)	– 10,653
Deferred tax liabilities	(5)	– 14,994
Equity in accordance with IFRS as at Jan 1, 2003		**258,929**

Balance-sheet reconciliation on March 31, 2003 (HGB to IFRS)

€ thousands	Note	HGB March 1, 2003	Income Statement related changes	Reclassifications	IFRS March 1, 2003
Assets					
A. Cash and cash equivalents					
Cash in hand and bank balances		51,730	0	0	51,730
Securities		29,154	0	0	29,154
		80,884	**0**	**0**	[redacted]
B. Current assets					
Inventories	(1)	5,681	0	– 5,264	417
Trade receivables	(1)	111,607	1,865	5,264	118,736
Other receivables and other assets	(4)	13,657	844	0	14,501
		130,945	**2,709**	**0**	[redacted]
C. Fixed assets					
Intangible assets		1,380	0	0	1,380
Goodwill	(2)	171,128	5,463	0	176,591
Property, plant and equipment	(3)	36,749	15,618	0	52,367
Financial assets	(4)	6,398	9,337	0	15,735
		215,655	**30,418**	**0**	[redacted]
D. Deferred assets	(5)	**30,339**	**18,748**	**0**	[redacted]
E. Deferred expenses		**10,203**	**0**	**0**	[redacted]
Total assets		**468,026**	**51,875**	**0**	**519,901**
Equity and liabilities					
A. Current liabilities					
Current financial liabilities	(6)	2,001	3,016	0	5,017
Trade payables	(7)	11,497	6	8,742	20,245
Other current liabilities	(7)	16,180	0	15,390	31,570
Current provisions	(8)	112,584	– 7,669	– 30,980	73,935
		142,262	**– 4,647**	**– 6,848**	[redacted]
B. Non-current liabilities					
Non-current financial liabilities	(6)	0	8,140	0	8,140
Trade payables		0	0	0	0
Other non-current liabilities	(7)	272	0	3,393	3,665
Provisions for pensions	(9)	8,374	10,653	0	19,027
Non-current provisions	(7)	0	0	3,455	3,455
		8,646	**18,793**	**6,848**	[redacted]
C. Deferred taxes	(5)	**3,963**	**12,307**	**0**	[redacted]
D. Deferred income		**96,290**	**0**	**0**	[redacted]
E. Equity					
Share capital		81,800	0	0	81,800
Capital reserves		132	0	0	132
Retained earnings		146,017	21,494	– 18,153	149,358
Consolidated income		– 9,694	– 5,409	332	– 14,771
Currency translation differences	(10)	– 1,390	0	– 6,989	– 8,379
Other comprehensive income	(11)	0	9,337	24,810	34,147
		216,865	**25,422**	**0**	[redacted]
Total equity and liabilities		**468,026**	**51,875**	**0**	**519,901**

Notes on the balance-sheet reconciliation from HGB to IFRS (March 31, 2003):

(1) Work in progress as defined by HGB was recognized and invoiced according to the percentage of completion method (including margin).

(2) Scheduled amortization of goodwill pursuant to HGB was reversed as, according to IFRS 1, where IFRS 3 is voluntarily applied to 2004, it should also be applied to 2003. Accordingly, 2003 goodwill was not amortized according to the straight-line method.

(3) Depreciation of property was adjusted to take account of expected useful economic lives. Assets from capital leases were capitalized.

(4) This change is a result of the fair-market valuation of securities. The change is included in other comprehensive income under equity, but not recognized in net profit or loss for the period. Derivative instruments are valued at fair market value, even where this exceeds the cost of acquisition.

(5) Deferred tax assets are primarily formed for loss carryforwards and provisions. Deferred tax liabilities are primarily formed for deferred expense and property, plant and equipment.

(6) Long and short-term financial liabilities include capitalized liabilities from capital leases.

(7) Certain provisions under HGB were reclassified as short or long-term liabilities to comply with IFRS.

(8) The adjustment of provisions (recognized in net profit or loss) primarily comprises dissolved provisions for expenses (maintenance, guarantees) and provisions where the probability of the obligation having to be settled is less than 50 percent (legal costs, contingent losses, general risks). Reclassifications comprise provisions which, according to IFRS, are to be posted as liabilities. See also note (7).

(9) The increase in pension provisions is primarily a result of the requirement under IFRS to include indirect pension obligations at SAG UK. These were not previously included, in accordance with the option granted by Article 28 of the Introductory Act to the German Commercial Code (EGHGB).

(10) The change in currency translation differences arose primarily from the fact that, as permitted by IFRS 1.22, the HGB figure was reset to zero for the IFRS statements on January 1, 2003. From this date, only IFRS currency translation adjustments were recorded.

(11) Other comprehensive income includes unrealized gains from the fair-market valuation of securities and differences from the translation of long-term intra-Group cash positions in foreign currencies (i.e. not in euros).

Reconciliation of equity on March 31, 2003 (HGB to IFRS)		
€ thousands	**Note**	
Equity in accordance with HGB at March 31, 2003		**216,865**
Revenue recognized according to percentage of completion	(1)	1,865
Adjustment to goodwill amortization	(2)	5,463
Depreciation of buildings	(3)	8,893
Finance leases	(3), (6)	- 4,431
Fair-market valuation of securities and financial derivatives	(4)	10,181
Deferred tax assets	(5)	18,748
Adjustments to other provisions	(8)	7,669
Adjustments to pension provisions	(9)	- 10,653
Deferred tax liabilities	(5)	- 12,307
Other		- 6
Equity in accordance with IFRS at March 31, 2003		**242,287**

Reconciliation of net income on March 31, 2003 (HGB to IFRS)		
€ thousands	**Note**	
Net loss in accordance with HGB at March 31, 2003		**- 9,694**
Revenue recognized according to percentage of completion	(1)	1,249
Adjustment to goodwill amortization	(2)	5,463
Depreciation of buildings	(3)	9
Finance leases	(3), (6)	88
Fair-market valuation of securities and financial derivatives	(4)	- 204
Deferred tax assets	(5)	- 6,254
Adjustments to other provisions	(8)	- 8,441
Adjustments to pension provisions	(9)	0
Deferred tax liabilities	(5)	2,687
Other		326
Net loss in accordance with IFRS at March 31, 2003		**- 14,771**

Seasonal effects

The following table shows a breakdown of revenues and pre-tax profits (adjusted for restructuring costs) over the four quarters of 2003:

€ thousands	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Revenues	103,140	103,136	98,680	115,086	420,042
% of revenues at year-end	24.6%	24.5%	23.5%	27.4%	100.0%
Pre-tax profit	8,728	18,241	16,426	18,420	61,815
% of net income at year-end	14.1%	29.5%	26.6%	29.8%	100.0%

Revenues developed similarly to previous years – largely in line with the sales cycle. Software AG expects a similar pattern for fiscal 2004.

Contingent liabilities

At March 31, 2004, no provisions had been formed for the following contingent liabilities (stated at face values), for which it was deemed improbable that the Company would have to fulfill obligations:

€ thousands	
Bank guarantees	5,509
Other	810
	6,319

Share-option plans

The Software AG Group runs various share-option plans for Executive Board members, senior executives, and other employees which are not expensed in the consolidated financial statements.

First share-option plan:

At March 31, 2004, Executive Board members held 145,846 subscription rights to shares in the Company, and senior executives 69,069 – unchanged over March 31, 2003. These could not be exercised before March 31, 2004. Options have a term of seven years from the date on which they are granted, and may only be exercised, after an initial blocking period of 24 months as of the Software AG IPO, quarterly, after the publication of quarterly, biannual, and annual earnings figures.

The subscription price per share is the issue price less a 20 percent mark-down, but no less than €28.12 (DM 55.00). As Company stock was floated at €30, this minimum applied.

Holders of subscription rights must fulfill the following three conditions before they may exercise their conversion rights:

- Consolidated earnings from ordinary activities (according to HGB) must have increased by 30 percent between 1997 and 1999.
  This condition was fulfilled between 1997 and 1999.
- Consolidated earnings from ordinary activities (according to HGB) must total at least 10 percent of revenues for the fiscal year prior to conversion.
- The share price must exceed the minimum conversion price.

Second share-option plan:

At March 31, 2004, Executive Board members held 232,250 subscription rights to shares in the Company, and senior executives 309,350. These rights could not be exercised before March 31, 2004. In the relevant period, 41,125 new options from this plan were issued to Executive Board members, and 15,175 to senior executives during the first quarter. However, these rights could not be exercised.

The subscription price is the average XETRA closing price over the previous five trading days on the Frankfurt Stock Exchange before the date of conversion.

Holders of subscription rights must fulfill the following two conditions before they may exercise their conversion rights:

- Consolidated revenues must have increased for the fiscal year prior to conversion by at least 10 percent in comparison to the previous year.
- Consolidated earnings from ordinary activities (according to HGB) must total at least 10 percent of revenues for the year prior to conversion.

The terms, blocking period, and conversion dates correspond to those of the first share-option plan.

Other financial obligations

Software AG has entered into rental and leasing contracts for buildings, real estate, IT and PBX systems, and vehicles. Obligations from these contracts (where the contracts are still within their minimum durations) until the end of fiscal 2004 total €13,482 thousand. Obligations until the end of fiscal 2008 total €29,919 thousand. The leasing contracts are operating leases as defined by IAS 17.

Employees

The Software AG workforce averaged 2,519 during the first quarter of 2004, and totaled 2,512 on March 31, 2004.

Executive Board and Supervisory Board

The composition of the Executive Board and Supervisory Board at March 31, 2003, was unchanged in comparison to December 31, 2003.

Events subsequent to the balance-sheet date

Sale of SAP SI stake boosts earnings per share

In April 2004, Software AG signed a contract to transfer its 1,272,100-strong stockholding in SAP Systems Integration AG (SAP SI) to SAP AG, Walldorf, in return for a payment of €20.40 per share. The sale will generate €26.0 million for Software AG, which will further strengthen liquidity. As a result of this transaction, an extraordinary profit of €24 million will be posted for the second quarter. This €0.88 per share profit is expected to lift full-year EPS to between €2.50 to €2.60.

By resolution of the annual shareholders' meeting on April 30, 2004, Dr. Andreas Bereczky, Director of Production at German public-service TV broadcaster ZDF, Mainz, was elected to succeed Dr. Peter Lex on the Software AG Supervisory Board.

Financial Calendar 2004

July 29	Q2 earnings figures
September 30	HVB German Investment Conference, Munich, Germany
October 28	Q3 earnings figures
November 23/24	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-19 33

www.softwareag.com

Eine marktnahe Konditionenfestsetzung und reibungslose Platzierung wäre bei Wahrung des Bezugsrechtes nicht möglich. Zwar gestattet § 186 Absatz 2 Aktiengesetz eine Veröffentlichung des Bezugspreises (und damit bei Wandel- oder Optionsanleihen der Konditionen dieser Anleihe) bis zum drittletzten Tag der Bezugsfrist. Angesichts der häufig zu beobachtenden Volatilität an den Aktienmärkten besteht aber auch dann ein Marktrisiko über mehrere Tage, welches zu Sicherheitsabschlägen bei der Festlegung der Anleihekonditionen und so zu nicht marktnahen Konditionen führt. Auch ist bei Bestand eines Bezugsrechts wegen der Ungewissheit über dessen Ausübung (Bezugsverhalten) die erfolgreiche Platzierung bei Dritten gefährdet oder mit zusätzlichen Aufwendungen verbunden. Schließlich kann bei Einräumung eines Bezugsrechts die Gesellschaft wegen der Länge der Bezugsfrist nicht kurzfristig auf Änderungen der Marktverhältnisse reagieren, sondern ist rückläufigen Aktienkursen während der Bezugsfrist ausgesetzt, die zu einer für die Gesellschaft ungünstigen Eigenkapitalbeschaffung führen können.

Für diesen Fall eines vollständigen Ausschlusses des Bezugsrechts gilt gemäß § 221 Absatz 4 Satz 2 Aktiengesetz die Bestimmung des § 186 Absatz 3 Satz 4 Aktiengesetz sinngemäß. Die dort geregelte Grenze für Bezugsrechtsausschlüsse von 10 Prozent des Grundkapitals ist nach dem Beschlussinhalt einzuhalten. Aus § 186 Absatz 3 Satz 4 Aktiengesetz ergibt sich ferner, dass der Ausgabepreis den Börsenpreis nicht wesentlich unterschreiten darf. Hierdurch soll sichergestellt werden, dass eine nennenswerte wirtschaftliche Verwässerung des Wertes der Aktien nicht eintritt. Ob ein solcher Verwässerungseffekt bei der bezugsrechtsfreien Ausgabe von Wandel- oder Optionsanleihen eintritt, kann ermittelt werden, indem der hypothetische Börsenpreis der Wandel- oder Optionsanleihen nach anerkannten, insbesondere finanzmathematischen Methoden errechnet und mit dem Ausgabepreis verglichen wird.

Liegt nach pflichtgemäßer Prüfung dieser Ausgabepreis nur unwesentlich unter dem hypothetischen Börsenpreis zum Zeitpunkt der Begebung der Wandel- oder Optionsanleihen, ist nach dem Sinn und Zweck der Regelung des § 186 Absatz 3 Satz 4 Aktiengesetz ein Bezugsrechtsausschluss wegen des nur unwesentlichen Abschlags zulässig. Der Beschluss sieht deshalb vor, dass der Vorstand vor Ausgabe der Wandel- oder Optionsanleihen nach pflichtgemäßer Prüfung zu der Auffassung gelangen muss, dass der vorgesehene Ausgabepreis zu keiner nennenswerten Verwässerung des Wertes der Aktien führt. Damit würde der rechnerische Marktwert eines Bezugsrechts auf beinahe Null sinken, so dass den Aktionären durch den Bezugsrechtsausschluss kein nennenswerter wirtschaftlicher Nachteil entstehen kann. Soweit es der Vorstand in der jeweiligen Situation für angemessen hält, sachkundigen Rat einzuholen, kann er sich der Unterstützung durch Experten bedienen. So können die die Emission begleitenden Konsortialbanken dem Vorstand in geeigneter Form versichern, dass eine nennenswerte Verwässerung des Wertes der Aktien nicht zu erwarten ist. Auch durch eine unabhängige Investmentbank oder einen Sachverständigen kann dies bestätigt werden.

Unabhängig von dieser Prüfung durch den Vorstand ist eine marktgerechte Konditionenfestsetzung und damit die Vermeidung einer nennenswerten Wertverwässerung im Falle der Durchführung eines Bookbuilding-Verfahrens gewährleistet. Bei diesem Verfahren werden die Options- oder Wandelanleihen zwar zu einem festen Ausgabepreis angeboten; jedoch werden einzelne Bedingungen der Options- oder Wandelanleihen (z.B. Zinssatz und Wandlungs- bzw. Optionspreis) auf

der Grundlage der von Investoren abgegebenen Kaufanträge festgelegt und so der Gesamtwert der Anleihe marktnah bestimmt. All dies stellt sicher, dass eine nennenswerte Verwässerung des Wertes der Aktien durch den Bezugsrechtsausschluss nicht eintritt.

Außerdem haben die Aktionäre die Möglichkeit, ihren Anteil am Grundkapital der Gesellschaft auch nach Ausübung von Wandlungs- oder Optionsrechten jederzeit durch Zukäufe von Aktien über die Börse aufrecht zu erhalten. Demgegenüber ermöglicht die Ermächtigung zum Bezugsrechtsausschluss der Gesellschaft marktnahe Konditionenfestsetzung, größtmögliche Sicherheit hinsichtlich der Platzierbarkeit bei Dritten und die kurzfristige Ausnutzung günstiger Marktsituationen.

Der gemäß § 221 Absatz 4 Satz 2 Aktiengesetz i.V.m. § 186 Absatz 4 Satz 2 Aktiengesetz der Hauptversammlung zu erstattende Vorstandsbericht, der vorstehend vollständig abgedruckt ist, liegt vom Tag der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft sowie in der Hauptversammlung selbst zur Einsichtnahme aus. Eine Abschrift des Berichts wird jedem Aktionär auf Verlangen erteilt.

7. Ermächtigung zum Erwerb eigener Aktien

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

a) Die Gesellschaft wird ermächtigt, bis zum 12. November 2006 Aktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von insgesamt bis zu 8.180.025 Euro zu erwerben.

b) Der Erwerb erfolgt über die Börse oder mittels eines an alle Aktionäre der Gesellschaft gerichteten öffentlichen Kaufangebots.

bereits ausgegebenen Wandlungs- und Optionsrechte nicht ermäßigt zu werden braucht und dadurch insgesamt ein höherer Mittelzufluss ermöglicht wird; die Gesellschaft hat derzeit keine Wandlungs- und Optionsrechte ausgegeben, es ist aber denkbar, dass die Gesellschaft von der Ermächtigung während ihrer Laufzeit zeitlich gestaffelt mehrfach Gebrauch machen wird. Beide Fälle des Bezugsrechtsausschlusses liegen im Interesse der Gesellschaft und ihrer Aktionäre.

Der Ausgabebetrag für die neuen Aktien muss jeweils mindestens 80 Prozent des zeitnah zur Ausgabe der Wandel- und/oder Optionsanleihen ermittelten Börsenkurses entsprechen. Im Fall der Options- oder Wandlungspflicht (einschließlich der Lieferung von Aktien nach Ausübung eines entsprechenden Wahlrechts der Gesellschaft) kann wahlweise ein abweichender Referenzzeitraum gewählt werden, der an den Zeitpunkt der Fälligkeit der Anleihe anknüpft. Durch die Möglichkeit eines Zuschlags (der sich nach der Laufzeit der Options- oder Wandelanleihe erhöhen kann), wird die Voraussetzung dafür geschaffen, dass die Bedingungen der Wandel- bzw. Optionsanleihen den jeweiligen Kapitalmarktverhältnissen im Zeitpunkt ihrer Ausgabe Rechnung tragen können.

Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre vollständig auszuschließen, wenn die Ausgabe der Options- oder Wandelanleihen zu einem Kurs erfolgt, der den Marktwert dieser Anleihen nicht wesentlich unterschreitet. Hierdurch erhält die Gesellschaft die Möglichkeit, günstige Marktsituationen sehr kurzfristig und schnell zu nutzen und durch eine marktnahe Festsetzung der Konditionen bessere Bedingungen bei der Festlegung von Zinssatz, Options- bzw. Wandlungspreis und Ausgabepreis der Options- oder Wandelanleihen zu erreichen.

Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen."

Bericht des Vorstandes an die Hauptversammlung gemäß §§ 221 Absatz 4 Satz 2, 186 Absatz 4 Satz 2 Aktiengesetz zu Tagesordnungspunkt 6

Die vorgeschlagene Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 500.000.000 Euro sowie zur Schaffung des dazugehörigen bedingten Kapitals von bis zu 33.000.000 Euro soll die unten noch näher erläuterten Möglichkeiten der Software AG zur Finanzierung ihrer Aktivitäten erweitern und dem Vorstand mit Zustimmung des Aufsichtsrats insbesondere bei Eintritt günstiger Kapitalmarktbedingungen den Weg zu einer im Interesse der Gesellschaft liegenden flexiblen und zeitnahen Finanzierung eröffnen.

Den Aktionären steht grundsätzlich das gesetzliche Bezugsrecht auf die Options- bzw. Wandelanleihen zu (§ 221 Absatz 4 i.V.m. § 186 Absatz 1 Aktiengesetz). Um die Abwicklung zu erleichtern, kann von der Möglichkeit Gebrauch gemacht werden, Options- oder Wandelanleihen an ein Kreditinstitut oder ein Konsortium von Kreditinstituten mit der Verpflichtung auszugeben, den Aktionären die Anleihen entsprechend ihrem Bezugsrecht anzubieten (mittelbares Bezugsrecht i. S. von § 186 Absatz 5 Aktiengesetz). Der Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge. Dies erleichtert die Abwicklung des Bezugsrechts der Aktionäre. Der Ausschluss des Bezugsrechts zu Gunsten der Inhaber von bereits ausgegebenen Wandlungs- und Optionsrechten hat den Vorteil, dass der Wandlungs- bzw. Optionspreis für die

Erfolgt der Erwerb über die Börse, so darf der Gegenwert für den Erwerb einer Aktie (ohne Erwerbsnebenkosten) den durchschnittlichen Börsenkurs der Aktien der Gesellschaft – nicht gewichteter Durchschnittsbetrag der Schlusskurse im Xetra-Handel an der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem – an den fünf Börsenhandelstagen vor dem Erwerb oder der Verpflichtung zum Erwerb um nicht mehr als 10 Prozent übersteigen oder unterschreiten.

Erfolgt der Erwerb auf Grund eines öffentlichen Angebots, so darf der Gegenwert für den Erwerb einer Aktie (ohne Erwerbsnebenkosten) den durchschnittlichen Börsenkurs der Aktien der Gesellschaft – nicht gewichteter Durchschnittsbetrag der Schlusskurse im Xetra-Handel an der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem – am fünften bis neunten Börsenhandelstag vor der Veröffentlichung des Angebots bis zu 20 Prozent übersteigen oder 20 Prozent unterschreiten. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 100 Stück je Aktionär kann vorgesehen werden.

c) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Diese Ermächtigung beschränkt sich auf Aktien mit einem anteiligen Betrag am Grundkapital von insgesamt höchstens 8.180.025 Euro. Diese Höchstgrenze vermindert sich um den anteiligen Betrag des Grundkapitals, der auf diejenigen Aktien entfällt, die während der Laufzeit dieser Ermächtigung im

Rahmen einer Kapitalerhöhung unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 Aktiengesetz ausgegeben werden. Die Höchstgrenze vermindert sich ferner um den anteiligen Betrag des Grundkapitals, der auf diejenigen Aktien entfällt, die zur Bedienung von Options- oder Wandelschuldverschreibungen mit Options- oder Wandlungsrecht oder einer Wandlungspflicht auszugeben sind, sofern die Schuldverschreibungen während der Laufzeit dieser Ermächtigung unter Ausschluss des Bezugsrechts in entsprechender Anwendung des § 186 Absatz 3 Satz 4 Aktiengesetz ausgegeben werden. Als maßgeblicher Börsenpreis im Sinne dieses Absatzes gilt der durchschnittliche Börsenkurs der Aktien der Gesellschaft – nicht gewichteter Durchschnittsbetrag der Schlusskurse im Xetra-Handel an der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem – an den letzten fünf Börsentagen vor der Veräußerung.

d) Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien unter Ausschluss des Bezugsrechts der Aktionäre

(i) an Dritte zu veräußern, soweit dies zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen und/oder Beteiligungen an Unternehmen erfolgt;

(ii) Vorstand und Führungskräften der Gesellschaft und verbundener Unternehmen im Rahmen des Aktienoptionsprogramms der Gesellschaft für Vorstand und Führungskräfte (Beschluss zu *Tagesordnungspunkt 8.b der Hauptversammlung* vom 27. April 2001) zum Erwerb anzubieten; oder

wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

Der Aufsichtsrat wird ermächtigt, die Fassung von § 5 Absatz 4 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die Fassung betreffen. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraumes sowie im Falle der Nichtausnutzung des bedingten Kapitals nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten und für die Erfüllung von Wandlungs- oder Optionspflichten.

d) Paragraph 5 Absatz 4 der Satzung wird aufgehoben und durch den folgenden neuen Absatz 4 ersetzt:

„Das Grundkapital ist um weitere bis zu 33.000.000 Euro, eingeteilt in Stück 11.000.000 auf den Inhaber lautende Aktien mit einem auf eine Aktie entfallenden anteiligen Betrag am Grundkapital von je 3 Euro, bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber von Optionsscheinen aus Optionsschuldverschreibungen oder von Wandlungsrechten aus Wandelschuldverschreibungen, die von der Software AG oder einer 100%igen unmittelbaren oder mittelbaren Beteiligungsgesellschaft der Software AG auf Grund des Ermächtigungsbeschlusses der Hauptversammlung vom 13. Mai 2005 ausgegeben werden, von ihrem Options- oder Wandlungsrecht Gebrauch machen oder eine Optionspflicht oder Wandlungspflicht (auch im Fall der Ausübung eines entsprechenden Wahlrechts der Gesellschaft) erfüllen. Die neuen

c) Bedingtes Kapital

Das bedingte Kapital in Paragraph 5 Absatz 4 der Satzung wird aufgehoben und durch die folgende Regelung ersetzt.

Das Grundkapital wird um bis zu 33.000.000 Euro durch Ausgabe von bis zu 11.000.000 auf den Inhaber lautende Aktien mit einem anteiligen Betrag am Grundkapital von je 3 Euro bedingt erhöht.

Die bedingte Kapitalerhöhung dient der Gewährung von Optionsrechten und der Vereinbarung von Optionspflichten nach Maßgabe der Optionsbedingungen mit Inhabern von Optionsscheinen aus Optionsschuldverschreibungen bzw. von Wandlungsrechten und Wandlungspflichten nach Maßgabe der Anleihebedingungen an die Inhaber von Wandelschuldverschreibungen, die gemäß der vorstehend zu b) erteilten Ermächtigung bis zum 12. Mai 2010 von der Software AG oder einer unmittelbaren oder mittelbaren 100%igen Beteiligungsgesellschaft der Software AG begeben werden. Unter Options- und Wandlungspflichten ist auch die Ausübung des Rechts der Software AG auf Lieferung von Aktien der Gesellschaft ganz oder teilweise anstelle der Zahlung des fälligen Geldbetrages zu verstehen. Die Ausgabe der neuen Aktien erfolgt zu dem nach Maßgabe der vorstehenden Ermächtigung jeweils festzulegenden Options- bzw. Wandlungspreis. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie die Inhaber der Optionsrechte bzw. Wandelschuldverschreibungen von ihren Options- bzw. Wandlungsrechten Gebrauch machen oder Options- bzw. Wandlungspflichten eintreten. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand

(iii) in Übereinstimmung mit den Anleihebedingungen an die Inhaber von Optionsscheinen oder Wandelschuldverschreibungen der Gesellschaft oder einer hundertprozentigen unmittelbaren oder mittelbaren Beteiligungsgesellschaft der Gesellschaft zu liefern.

e) Darüber hinaus wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats bei einer Veräußerung erworbener eigener Aktien durch Angebot an alle Aktionäre den Inhabern der von der Gesellschaft oder einer hundertprozentigen unmittelbaren oder mittelbaren Beteiligungsgesellschaft der Gesellschaft ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf die Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandlungsrechts bzw. Erfüllung der Options- oder Wandlungspflicht zustehen würde.

f) Ferner wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien ohne weiteren Hauptversammlungsbeschluss ganz oder zum Teil, auch in mehreren Teilschritten, einzuziehen.

g) Die Ermächtigungen zum Erwerb und zur Verwendung eigener Aktien können jeweils ganz oder in Teilen, in letzterem Fall auch mehrmals, ausgeübt werden. Der Erwerb eigener Aktien darf in Verfolgung eines oder mehrerer der genannten Zwecke erfolgen.

h) Die derzeit bestehende, auf der Hauptversammlung vom 30. April 2004 zu Tagesordnungspunkt 8 – Ermächtigung zum Erwerb eigener Aktien – beschlossene und bis zum 29. Oktober 2005 befristete Ermächtigung zum Erwerb eigener Aktien wird aufgehoben.

Bericht des Vorstands gemäß § 71 Absatz 1 Nr. 8 Satz 5 i.V.m. § 186 Absatz 3 Satz 4, Absatz 4 Satz 2 Aktiengesetz zu Tagesordnungspunkt 7

Mit der vorgeschlagenen Ermächtigung wird die Gesellschaft in die Lage versetzt, bis zum 12. November 2006 eigene Aktien bis zur Höhe von 10 Prozent des zum Zeitpunkt der Hauptversammlung bestehenden Grundkapitals zu erwerben, um die mit dem Erwerb von eigenen Aktien verbundenen Vorteile im Interesse der Gesellschaft und ihrer Aktionäre zu realisieren. Damit macht die Gesellschaft von § 71 Absatz 1 Nr. 8 Aktiengesetz Gebrauch und ersetzt die auf der Hauptversammlung 2004 erteilte Ermächtigung.

Die Veräußerung erworbener eigener Aktien erfolgt über die Börse oder in anderer geeigneter Weise unter Wahrung der Gleichbehandlung der Aktionäre, insbesondere durch ein Angebot an alle Aktionäre zum Erwerb von Aktien. Davon kann in folgenden Fällen abgewichen werden:

- Die vorgeschlagene Ermächtigung sieht in Buchstabe c) zunächst vor, dass der Vorstand in entsprechender Anwendung von § 186 Absatz 3 Satz 4 Aktiengesetz eine Veräußerung der erworbenen eigenen Aktien auch in anderer Weise als über die Börse oder durch ein Angebot an alle Aktionäre vornehmen kann, wenn die eigenen Aktien gegen Barzahlung und zu einem Preis veräußert werden, der den maßgeblichen Börsenkurs nicht wesentlich unterschreitet. Von dieser

Die Options- oder Anleihebedingungen können auch eine Wandlungspflicht bzw. Optionspflicht zum Ende der Laufzeit oder zu einem anderen Zeitpunkt oder das Recht der Gesellschaft vorsehen, bei Fälligkeit der Options- oder Wandelanleihe den Anleihegläubigern ganz oder teilweise anstelle der Zahlung des fälligen Geldbetrages Aktien der Gesellschaft oder einer börsennotierten anderen Gesellschaft zu gewähren. Die Ausübung eines solchen Rechts der Gesellschaft auf Lieferung von Aktien der Gesellschaft gilt als Fall der Options- bzw. Wandlungspflicht im Sinne der Bestimmungen dieser Ermächtigung. In diesem Fall gelten die obigen Regelungen zum Options- und Wandlungspreis, wobei abweichend davon die Options- oder Anleihebedingungen in diesem Fall auch einen Options- bzw. Wandlungspreis für eine Aktie der Gesellschaft von mindestens 80 Prozent des nicht gewichteten durchschnittlichen Schlusskurses der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während eines Referenzzeitraums von drei bis zwanzig Börsentagen vor dem Tag der Fälligkeit der Options- oder Wandelanleihe vorsehen können. § 9 Absatz 1 Aktiengesetz bleibt unberührt.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Options- und/oder Wandelanleihen, insbesondere Zinssatz, Ausgabekurs, Laufzeit und Stückelung, Verwässerungsschutzbestimmungen, Options- bzw. Wandlungszeitraum sowie im vorgenannten Rahmen den Wandlungs- und Optionspreis und den Referenzzeitraum zu bestimmen oder im Einvernehmen mit den Organen der die Options- oder Wandelanleihe begebenden Beteiligungsgesellschaft der Software AG festzulegen.

oder durch eine Kapitalerhöhung aus Gesellschaftsmitteln das Grundkapital erhöht oder weitere Options- oder Wandelanleihen begibt oder garantiert und den Inhabern schon bestehender Options- oder Wandlungsrechte hierfür kein Bezugsrecht eingeräumt wird, wie es ihnen nach Ausübung des Options- oder Wandlungsrechts zustehen würde. Die Ermäßigung des Options- oder Wandlungspreises kann auch durch eine Barzahlung bei Ausübung des Options- oder Wandlungsrechts oder bei der Erfüllung einer Options- oder Wandlungspflicht bewirkt werden. Die Options- oder Wandelanleihebedingungen können darüber hinaus für den Fall der Kapitalherabsetzung oder anderer außerordentlicher Maßnahmen oder Ereignisse (wie z. B. ungewöhnlich hohe Dividenden, Kontrollerlangung durch Dritte) eine Anpassung der Options- oder Wandlungsrechte bzw. Options- oder Wandlungspflichten vorsehen. Bei einer Kontrollerlangung durch Dritte kann eine marktübliche Anpassung des Options- oder Wandlungspreises vorgesehen werden.

Die Options- oder Anleihebedingungen können das Recht der Gesellschaft vorsehen, im Falle der Wandlung oder Optionsausübung ganz oder teilweise nicht Aktien zu gewähren, sondern einen Geldbetrag zu zahlen, der sich aus der Anzahl der anderenfalls zu liefernden Aktien und dem nicht gewichteten durchschnittlichen Schlusskurs der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während eines Referenzzeitraums von drei bis zehn Börsentagen vor oder nach Erklärung der Wandlung bzw. der Optionsausübung ergibt, oder statt Aktien der Gesellschaft Aktien einer börsennotierten anderen Gesellschaft, gegebenenfalls zuzüglich einer baren Zuzahlung, zu liefern.

Ermächtigung darf nur bis zur Höhe von 10 Prozent des Grundkapitals unter Einbeziehung einer etwaigen Ausnutzung anderweitiger Ermächtigungen zur Ausgabe von Aktien oder Options-/Wandelschuldverschreibungen unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 Aktiengesetz Gebrauch gemacht werden. Im Einklang mit § 186 Absatz 3 Satz 4 Aktiengesetz wird dem Interesse der Aktionäre an einem wertmäßigen Verwässerungsschutz Rechnung getragen. Außerdem behält jeder Aktionär durch den börsennahen Platzierungspreis der neuen Aktien die Möglichkeit, die zur Aufrechterhaltung seiner Anteilsquote erforderlichen Aktien zu annähernd gleichen Bedingungen am Markt zu erwerben.

- Der Vorstand soll im Rahmen von Buchstabe d) (i) ferner ermächtigt werden, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien unter Ausschluss des Bezugsrechts der Aktionäre an Dritte zu veräußern, soweit dies zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen und/oder Beteiligungen an Unternehmen erfolgt. Dies schließt den Zusammenschluss mit anderen Unternehmen ein, soweit sich der Zusammenschluss im Wege der Ausgabe neuer Aktien gegen Sacheinlage zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen vollzieht. Damit soll der Vorstand in die Lage versetzt werden, in geeigneten Einzelfällen Aktien der Gesellschaft als Gegenleistung in diesen Fällen einzusetzen.

Die Gesellschaft soll damit in Ergänzung zu der bestehenden Möglichkeit der Ausnutzung des genehmigten Kapitals die Möglichkeit erhalten, rasch und erfolgreich auf vorteilhafte Angebote oder sich bietende Gelegenheiten zum Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen zu reagieren. Die Gesellschaft bewegt sich im Markt der Ent-

wicklung von Systemsoftware, der hauptsächlich durch US-amerikanische Konkurrenz geprägt ist. Im US-Markt wird der Erwerb von Unternehmen oder Beteiligungen oft nicht über Barmittel abgewickelt, sondern im Wege des Aktientausches. Auch in Deutschland handelt es sich dabei mittlerweile um eine etablierte Transaktionsform.

Die mit der Ermächtigung angestrebte Möglichkeit der Wiederveräußerung zurückerworbener Aktien zielt auf die Nutzung dieser Möglichkeiten. Im Wettbewerb mit anderen Unternehmen der gleichen Branche, die ebenfalls über die Möglichkeit zum Einsatz der Aktie als „Akquisitionswährung" verfügen, dient dies dem Erhalt und der Steigerung der Wettbewerbsfähigkeit und der Erweiterung des eigenen Portfolios. Die Möglichkeit der Überlassung von Aktien zum Erwerb von Unternehmen oder Unternehmensbeteiligungen kann sich zudem gegenüber der Hingabe von Geld als die günstigere – weil liquiditätsschonende – Finanzierungsform für die Gesellschaft erweisen und liegt damit auch im Interesse der Aktionäre.

Der Gesellschaft steht auch ein genehmigtes Kapital für den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen zur Verfügung (Paragraph 5 Absatz 5 der Satzung). Die Entscheidung über die Art der Aktienbeschaffung trifft der Vorstand mit Zustimmung des Aufsichtsrats. Dabei lassen sich Vorstand und Aufsichtsrat allein vom Interesse der Aktionäre und der Gesellschaft leiten; der Vorstand wird der Hauptversammlung jeweils Bericht erstatten.

- Ferner soll die Gesellschaft in Buchstabe d) (ii) der Ermächtigung die Möglichkeit erhalten, eigene Aktien zur Bedienung der Bezugsrechte im Rahmen des Aktienoptionsprogramms der Gesellschaft zu verwenden. § 71 Absatz 1 Nr. 8 Aktiengesetz verweist inso-

eine Bestimmung des Wandlungspreises in Abhängigkeit von der Entwicklung des Kurses der Aktie der Software AG während der Laufzeit der Anleihe vorsehen.

Die Options- oder Anleihebedingungen können für alle Fälle der Lieferung von Aktien der Gesellschaft vorsehen, dass statt neuer Aktien bereits existierende Aktien der Gesellschaft geliefert werden.

Der jeweils festzusetzende Options- oder Wandlungspreis für eine Aktie muss mindestens 80 Prozent des nicht gewichteten durchschnittlichen Schlusskurses der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während eines Referenzzeitraums von drei bis zehn Börsentagen vor dem Tag der Beschlussfassung durch den Vorstand über die Ausgabe der Options- oder Wandelanleihen betragen oder – für den Fall der Einräumung eines Bezugsrechts – mindestens 80 Prozent des nicht gewichteten durchschnittlichen Schlusskurses der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem während der Tage, an denen die Bezugsrechte auf die Options- oder Wandelanleihe an der Frankfurter Wertpapierbörse gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels, betragen. § 9 Absatz 1 Aktiengesetz bleibt unberührt.

Der Options- oder Wandlungspreis kann unbeschadet des § 9 Absatz 1 Aktiengesetz auf Grund einer Verwässerungsschutzklausel nach näherer Bestimmung der Options- oder Wandelbedingungen dann ermäßigt werden, wenn die Gesellschaft während der Options- oder Wandlungsfrist unter Einräumung eines ausschließlichen Bezugsrechts an ihre Aktionäre

Im Falle der Ausgabe von Optionsanleihen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber nach näherer Maßgabe der vom Vorstand festzulegenden Optionsbedingungen zum Bezug von auf den Inhaber lautenden Aktien der Software AG berechtigen. Für auf Euro lautende, durch die Software AG begebene Optionsanleihen können die Optionsbedingungen vorsehen, dass der Optionspreis auch durch Übertragung von Teilschuldverschreibungen und gegebenenfalls eine bare Zuzahlung erfüllt werden kann. Der anteilige Betrag am Grundkapital, der auf die je Teilschuldverschreibung zu beziehenden Aktien entfällt, darf den Nennbetrag der Teilschuldverschreibungen (gegebenenfalls zuzüglich einer baren Zuzahlung) nicht übersteigen. Soweit sich Bruchteile von Aktien ergeben, kann vorgesehen werden, dass diese Bruchteile nach Maßgabe der Options- oder Anleihebedingungen, gegebenenfalls gegen Zuzahlung, zum Bezug ganzer Aktien aufaddiert werden können.

Im Falle der Ausgabe von Wandelanleihen erhalten die Inhaber das Recht, ihre Schuldverschreibungen gemäß den vom Vorstand festgelegten Wandelanleihebedingungen in auf den Inhaber lautende Aktien der Software AG zu wandeln. Das Wandlungsverhältnis ergibt sich aus der Division des Nennbetrages oder des unter dem Nennbetrag liegenden Ausgabebetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Aktie der Gesellschaft und kann auf eine volle Zahl auf- oder abgerundet werden; ferner kann eine in bar zu leistende Zuzahlung und die Zusammenlegung für nicht wandlungsfähige Spitzen festgesetzt werden. Die Anleihebedingungen können unter Beachtung der Regelungen dieser Ermächtigung zum Wandlungspreis ein variables Wandlungsverhältnis und

weit auf die Anforderungen nach § 193 Absatz 2 Nr. 4 Aktiengesetz. Das bestehende Aktienoptionsprogramm für Vorstand und Führungskräfte (Beschluss zu Tagesordnungspunkt 8.b der Hauptversammlung vom 27. April 2001) entspricht diesen Anforderungen. Damit können neben der in der Hauptversammlung vom 27. April 2001 geschaffenen Möglichkeit zur Lieferung von Aktien aus bedingtem Kapital alternativ auch eigene Aktien der Gesellschaft zur Bedienung dieses Aktienoptionsprogramms verwendet werden.

- Schließlich soll die Gesellschaft in Buchstabe d) (iii) der Ermächtigung die Möglichkeit erhalten, eigene Aktien zur Bedienung der Bezugsrechte der Inhaber von Optionsscheinen oder Wandelschuldverschreibungen zu verwenden, die von der Gesellschaft oder einer hundertprozentigen unmittelbaren oder mittelbaren Beteiligungsgesellschaft der Gesellschaft begeben werden. Damit können statt der Lieferung von Aktien aus bedingtem Kapital alternativ auch eigene Aktien der Gesellschaft zur Bedienung der Bezugsrechte aus diesen Anleihen verwendet werden. Die Ermächtigung erfasst alle Fälle, in denen nach den Options- oder Anleihebedingungen Aktien der Gesellschaft zu liefern sind, also neben der Ausübung von Options- und Wandlungsrechten auch die Lieferung in Erfüllung von Options- oder Wandlungspflichten oder auf Grund der Ausübung von Wahlrechten der Gesellschaft. Die Lieferung eigener Aktien vermeidet in diesem Fall die bei einer Lieferung aus bedingtem Kapital eintretende Verwässerung der Aktionäre und liegt damit auch in deren Interesse. Die Entscheidung über die Lieferung eigener Aktien oder die Ausnutzung des bedingten Kapitals wird von Vorstand und Aufsichtsrat allein unter Berücksichtigung der Interessen der Gesellschaft und der Aktionäre zum fraglichen Zeitpunkt getroffen. Der Vorstand wird der Hauptversammlung jeweils Bericht erstatten.

- Soweit die Veräußerung eigener Aktien im Wege des öffentlichen Angebots an alle Aktionäre vorgenommen wird, soll ferner gemäß Buchstabe e) der Ermächtigung die Möglichkeit bestehen, die Inhaber von Options- oder Wandlungsrechten so zu berücksichtigen, als sei das Recht bereits ausgeübt worden. Der Ausschluss des Bezugsrechts zu Gunsten der Inhaber von bereits ausgegebenen Wandlungs- und Optionsrechten hat den Vorteil, dass eine sonst nach den Options- oder Anleihebedingungen etwa erforderliche Ermäßigung des Wandlungs- bzw. Optionspreises für die bereits ausgegebenen Wandlungs- und Optionsrechte nicht erforderlich wird und dadurch insgesamt ein höherer Mittelzufluss ermöglicht wird. Auch insoweit sind alle Fälle erfasst, in denen nach den Options- oder Anleihebedingungen Aktien der Gesellschaft geliefert werden können, also neben der Lieferung an Inhaber von Options- und Wandlungsrechten gegebenenfalls auch die Lieferung an die Berechtigten aus Options- oder Wandlungspflichten oder auf Grund der Ausübung von Wahlrechten der Gesellschaft.

Der gemäß § 71 Absatz 1 Nr. 8 Satz 5 i.V.m. § 186 Absatz 4 Satz 2 Aktiengesetz der Hauptversammlung zu erstattende Vorstandsbericht, der vorstehend vollständig abgedruckt ist, liegt vom Tag der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft sowie in der Hauptversammlung selbst zur Einsichtnahme aus. Eine Abschrift des Berichts wird jedem Aktionär auf Verlangen erteilt.

Der Vorstand ist ermächtigt, Spitzenbeträge, die sich auf Grund des Bezugsverhältnisses ergeben, von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, damit Inhabern von bereits zuvor ausgegebenen Optionsscheinen oder Wandelanleihen ein Bezugsrecht in dem Umfang eingeräumt werden kann, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte oder bei Erfüllung von Options- oder Wandlungspflichten als Aktionär zustehen würde.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf Options- und Wandelanleihen vollständig auszuschließen, sofern der Vorstand nach pflichtgemäßer Prüfung zu der Auffassung gelangt, dass der Ausgabepreis der Options- oder Wandelanleihen ihren nach anerkannten, insbesondere finanzmathematischen Methoden ermittelten hypothetischen Marktwert nicht wesentlich unterschreitet. Diese Ermächtigung zum Ausschluss des Bezugsrechts gilt jedoch nur für Options- und Wandelanleihen mit einem Options- bzw. Wandlungsrecht oder einer Options- bzw. Wandlungspflicht auf Aktien mit einem anteiligen Betrag am Grundkapital von insgesamt bis zu 8.180.025 Euro oder, falls dieser Betrag niedriger sein sollte, von 10 Prozent des zum Zeitpunkt der Ausübung der Ermächtigung bestehenden Grundkapitals (jeweils unter Anrechnung einer etwaigen Ausnutzung anderweitiger Ermächtigungen zur Veräußerung eigener Aktien oder zur Ausgabe von Aktien aus einem genehmigten Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 Aktiengesetz).

zu 500.000.000 Euro mit einer Laufzeit von längstens 15 (fünfzehn) Jahren auszugeben. Den Inhabern von Optionsanleihen können Optionsrechte und den Inhabern von Wandelanleihen können Wandlungsrechte in auf den Inhaber lautende Aktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von insgesamt bis zu 33.000.000 Euro nach näherer Maßgabe der Options- oder Wandelanleihebedingungen gewährt werden.

Options- und Wandelanleihen können außer in Euro auch – unter Begrenzung auf den entsprechenden Euro-Gegenwert – in der gesetzlichen Währung eines OECD-Landes begeben werden. Sie können auch durch eine hundertprozentige unmittelbare oder mittelbare Beteiligungsgesellschaft der Software AG ausgegeben werden; für diesen Fall wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für Options- und Wandelanleihen zu übernehmen und den Inhabern von Optionsscheinen und Wandelanleihen Options- oder Wandlungsrechte in auf den Inhaber lautende Aktien der Software AG zu gewähren.

Das gesetzliche Bezugsrecht kann den Aktionären in der Weise eingeräumt werden, dass die Options- oder Wandelanleihen von einem Kreditinstitut oder einem Konsortium von Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Werden Options- oder Wandelanleihen von einer hundertprozentigen mittelbaren oder unmittelbaren Beteiligungsgesellschaft ausgegeben, hat die Gesellschaft die Gewährung des gesetzlichen Bezugsrechts für die Aktionäre der Software AG sicherzustellen, soweit nicht in Übereinstimmung mit dieser Ermächtigung das Bezugsrecht ausgeschlossen wird.

Voraussetzungen für die Teilnahme an der Hauptversammlung und für die Ausübung des Stimmrechts

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind in Übereinstimmung mit Paragraph 17 der Satzung diejenigen Aktionäre berechtigt, die ihre Aktien bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer Niederlassung der Commerzbank AG während der Geschäftsstunden hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen. Die Hinterlegung gilt auch dann als bei einer der genannten Stellen bewirkt, wenn die Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Die Hinterlegung muss spätestens am Freitag, dem 6. Mai 2005 erfolgen.

Im Falle der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die hierüber auszustellende Bescheinigung spätestens am Montag, dem 9. Mai 2005 bei der Gesellschaft einzureichen.

Das Stimmrecht kann auch durch einen Bevollmächtigten, beispielsweise ein Kreditinstitut oder eine Aktionärsvereinigung, ausgeübt werden. Ergänzend bieten wir unseren Aktionären an, sich durch von der Gesellschaft benannte Stimmrechtsvertreter bei den Abstimmungen vertreten zu lassen. Die Stimmrechtsvertreter sind verpflichtet, das Stimmrecht nur nach Maßgabe ausdrücklich erteilter Weisungen auszuüben. Aktionäre, die den von der Gesellschaft benannten Stimmrechtsvertretern eine Vollmacht erteilen wollen, können bei ihrer depotführenden Bank

eine Eintrittskarte anfordern, die die Unterlagen zur Vollmachtsübertragung und zur Weisungserteilung enthält. Die Bevollmächtigung muss schriftlich durch Übersendung der ausgefüllten Vollmacht des Aktionärs an die Gesellschaft unter Angabe seiner pauschalen Weisung oder Weisungen zu den einzelnen Tagesordnungspunkten erfolgen. Die Vollmacht und die Stimmweisung müssen bis spätestens am Montag, dem 9. Mai 2005 bei der Gesellschaft eingegangen sein.

Gegenanträge von Aktionären sind unter Nachweis der Aktionärseigenschaft ausschließlich an folgende Adresse zu richten:

Software AG
Investor Relations
Uhlandstraße 12
64297 Darmstadt
Fax 0 61 51/92-19 33

Bis spätestens 29. April 2005, 24:00 Uhr, unter obiger Adresse eingegangene Gegenanträge zu den Punkten der vorstehenden Tagesordnung werden berücksichtigt. Soweit Gegenanträge und ihre Begründungen zugänglich zu machen sind, werden sie allen Aktionären im Internet unter www.softwareag.com/hauptversammlung unverzüglich zugänglich gemacht. Anderweitig adressierte oder nicht fristgerecht eingegangene Anträge von Aktionären zur Tagesordnung bleiben unberücksichtigt. Eventuelle Stellungnahmen der Verwaltung hierzu werden ebenfalls unter der genannten Internetadresse zugänglich gemacht.

5. Wahl des Abschlussprüfers für das Geschäftsjahr 2005

Der Aufsichtsrat schlägt vor, die Wirtschaftsprüfungsgesellschaft BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, zum Abschlussprüfer für das Geschäftsjahr 2005 zu wählen.

6. Aufhebung der bestehenden und Beschlussfassung über eine neue Ermächtigung zur Ausgabe von Options- und Wandelanleihen nebst gleichzeitiger teilweiser Aufhebung des bestehenden und Schaffung eines neuen bedingten Kapitals und Änderung von Paragraph 5 der Satzung

Vorstand und Aufsichtsrat schlagen der Hauptversammlung vor, die bestehende Ermächtigung zur Ausgabe von Options- und Wandelanleihen aufzuheben und eine neue Ermächtigung zu erteilen sowie das bedingte Kapital an die neue Ermächtigung anzupassen.

Vorstand und Aufsichtsrat schlagen vor, dazu folgenden Beschluss zu fassen:

a) Aufhebung der bestehenden Ermächtigung

Die mit Beschluss der Hauptversammlung vom 30. April 2004 erteilte Ermächtigung zur Ausgabe von Options- und Wandelanleihen wird aufgehoben.

b) Ermächtigung zur Ausgabe von Options- und Wandelanleihen und zum Ausschluss des Bezugsrechts

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 12. Mai 2010 einmalig oder mehrmals auf den Inhaber lautende Options- und/ oder Wandelanleihen im Gesamtnennbetrag von bis

agesordnung

1. **Vorlage des festgestellten Jahresabschlusses der Software AG zum 31. Dezember 2004, des Lageberichts sowie des gebilligten Konzernabschlusses zum 31. Dezember 2004 und des Konzernlageberichts und des Berichts des Aufsichtsrats**
   Die vorstehenden Unterlagen liegen in den Geschäftsräumen der Software AG, Uhlandstraße 12, 64297 Darmstadt, zur Einsicht der Aktionäre aus und werden auf Verlangen jedem Aktionär kostenlos und unverzüglich zugesandt.

2. **Beschlussfassung über die Verwendung des Bilanzgewinns**
   Vorstand und Aufsichtsrat schlagen vor, von dem Bilanzgewinn in Höhe von 62.955.028,39 Euro einen Betrag in Höhe von 20.450.064,00 Euro durch Ausschüttung einer Dividende in Höhe von 0,75 Euro je Inhaberaktie auf das dividendenberechtigte Grundkapital an die Aktionäre zu verteilen und 42.504.964,39 Euro auf neue Rechnung vorzutragen.

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2004**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands unter Einschluss der im Verlauf des Jahres 2004 ausgeschiedenen Mitglieder Dr. Peter Mossack und Gary Voight Entlastung für das Geschäftsjahr 2004 zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2004**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats unter Einschluss der im Verlauf des Jahres 2004 ausgeschiedenen Mitglieder Dr. Peter Lex und Karl-Heinz Hageni Entlastung für das Geschäftsjahr 2004 zu erteilen.

Die Einladung zur Hauptversammlung ist im elektronischen Bundesanzeiger vom 29. März 2005 veröffentlicht worden

Die Reden des Aufsichtsratsvorsitzenden und des Vorstandsvorsitzenden können am Tag der Hauptversammlung direkt über das Internet verfolgt werden (www.softwareag.com/hauptversammlung).

Darmstadt, im März 2005

Software AG
Der Vorstand


Kornmarkt
Berliner Straße
Gr. Eschenheimer Str.
Kaiserstraße
Börsenstraße
Meisengasse
Kaiserstraße
Bethmannstr.
Weißfrauenstr.
Mainkai
Schaumainkai
Kaiser-platz
Große Gallusstraße
Junghofstraße
Gr. Bockenheimer Str.
Friedensstr.
Untermainbr.
Willy-Brandt-Platz
Untermainkai
Hochstraße
Neue Mainzer Straße
Kaiserstraße
Taunustor
Untermainanl.
Gallusanlage
Wilhelm-Leuschner-Str.
Gutleutstraße
Münchener Straße
Kaiserstraße
Taunusanlage
Taunusanlage
Taunusstraße
Bockenheimer Landstraße
Moselstraße
Mainzer Landstraße
Baseler Straße
Karlstraße
O
N
S
W

Anfahrtsskizze

Auditorium der Commerzbank AG, Frankfurt am Main
Eingang: Große Gallusstraße 19
(Am Fuß der großen Freitreppe)

- Das Auditorium der Commerzbank erreichen Sie mit öffentlichen Verkehrsmitteln:
  vom Hauptbahnhof mit der U-Bahn, Linie U4/U5
  oder Straßenbahn, Linie 11
  Haltestelle: Willy-Brandt-Platz
- Parkmöglichkeiten bei der Anfahrt mit dem Pkw:
  Parkhaus Kaiserplatz, Einfahrt: Bethmannstraße
  Parkhaus Junghofstraße, Einfahrt: Junghofstraße
  Parkhaus Hauptwache, Einfahrt: Kornmarkt
  Parkhaus Börse, Einfahrt: Meisengasse

gliedern. So wurden beispielsweise Südeuropa und Lateinamerika oder die angelsächsischen Länder in jeweils einer Region zusammengefasst.

Als wichtigstes qualitatives Ergebnis des Wandlungsprozesses sehe ich die inzwischen enge Verknüpfung von Vertrieb, Marketing und F&E an. Damit ist auch für die Zukunft gewährleistet, dass die Software AG Produkte entwickelt, die den Kunden nutzen und die Wertschöpfung erhöhen. Wir haben uns auf unsere Stärken konzentriert, klare Ziele definiert und werden die sich uns bietenden Wachstumspotenziale ausschöpfen.

Wenn Sie mehr über den Erfolg und den Wandel unseres Unternehmens wissen wollen, fordern Sie bitte kostenfrei mit der beigefügten Postkarte unseren Geschäftsbericht 2004 an.

Auf den nachfolgenden Seiten finden Sie die Einladung zu unserer diesjährigen Hauptversammlung. Ich würde mich freuen, wenn ich Sie dort persönlich begrüßen könnte.

Mit freundlichen Grüßen

Karl-Heinz Streibich
Vorsitzender des Vorstands



Karl-Heinz Streibich
Vorsitzender des Vorstands

Sehr geehrte Aktionärinnen und Aktionäre,

für die Software AG war 2004 ein erfolgreiches Jahr. Wir konnten den Umsatzrückgang der Vorjahre stoppen und die Profitabilität signifikant steigern. Unsere Aktie gehört zu den erfolgreichsten im TecDAX und wir möchten erstmals seit drei Jahren wieder eine Dividende ausschütten.

Der Erfolg des Jahres 2004 ist das Ergebnis eines umfangreichen Wandlungsprozesses, den ich mit der Übernahme des Vorstandsvorsitzes am Ende des Jahres 2003 einleitete. Die neue Strategie mit der Konzentration auf unsere Kernkompetenzen ETS Modernisierung und XML Business Integration hat aus der Software AG wieder ein innovatives, auf die Bedürfnisse und Anforderungen unserer Kunden ausgerichtetes Unternehmen gemacht. Dazu haben wir unsere Forschung und Entwicklung neu organisiert, unsere Marketing- und PR-Aktivitäten intensiviert und das Produktportfolio konsequent erneuert. Eine weitere Maßnahme war die Umgruppierung der Regionen, so dass wir heute unsere Länderorganisationen nicht mehr nach Zeitzonen, sondern nach kultureller Affinität

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Software AG
Investor Relations
Uhlandstraße 12

64297 Darmstadt
Germany

Absender

Name

Straße

Ort


ftware AG
orate Headquarters
ndstraße 12
297 Darmstadt, Germany
+49 61 51-92-0
+49 61 51-92 19 33
www.softwareag.com
EUROPE

Einladung
zur ordentlichen Hauptversammlung der Software Aktiengesellschaft, Darmstadt

Wertpapier-Kenn-Nr. 330400
ISIN DE 0003304002

Die Hauptversammlung findet
am Freitag, dem 13. Mai 2005, um 10.00 Uhr
im Auditorium der Commerzbank AG,
Große Gallusstraße 19,
60311 Frankfurt am Main,
statt.

software AG
THE XML COMPANY

Eine marktnahe Konditionenfestsetzung und reibungslose Platzierung wäre bei Wahrung des Bezugsrechts nicht möglich. Zwar gestattet § 186 Absatz 2 Aktiengesetz eine Veröffentlichung des Bezugspreises (und damit bei Wandel- oder Optionsanleihen der Konditionen dieser Anleihe) bis zum drittletzten Tag der Bezugsfrist. Angesichts der häufig zu beobachtenden Volatilität an den Aktienmärkten besteht aber auch dann ein Marktrisiko über mehrere Tage, welches zu Sicherheitsabschlägen bei der Festlegung der Anleihekonditionen und so zu nicht marktnahen Konditionen führt. Auch ist bei Bestand eines Bezugsrechts wegen der Ungewissheit über dessen Ausübung (Bezugsverhalten) die erfolgreiche Platzierung bei Dritten gefährdet oder mit zusätzlichen Aufwendungen verbunden. Schließlich kann bei Einräumung eines Bezugsrechts die Gesellschaft wegen der Länge der Bezugsfrist nicht kurzfristig auf Änderungen der Marktverhältnisse reagieren, sondern ist rückläufigen Aktienkursen während der Bezugsfrist ausgesetzt, die zu einer für die Gesellschaft ungünstigen Eigenkapitalbeschaffung führen können.

Für diesen Fall eines vollständigen Ausschlusses des Bezugsrechts gilt gemäß § 221 Absatz 4 Satz 2 Aktiengesetz die Bestimmung des § 186 Absatz 3 Satz 4 Aktiengesetz sinngemäß. Die dort geregelte Grenze für Bezugsrechtsausschlüsse von 10 Prozent des Grundkapitals ist nach dem Beschlussinhalt einzuhalten. Aus § 186 Absatz 3 Satz 4 Aktiengesetz ergibt sich ferner, dass der Ausgabepreis den Börsenpreis nicht wesentlich unterschreiten darf. Hierdurch soll sichergestellt werden, dass eine nennenswerte wirtschaftliche Verwässerung des Wertes der Aktien nicht eintritt. Ob ein solcher Verwässerungseffekt bei der bezugsrechtsfreien Ausgabe von Wandel- oder Optionsanleihen eintritt, kann ermittelt werden, indem der hypothetische Börsenpreis der Wandel- oder Optionsanleihen nach anerkannten, insbesondere finanzmathematischen Methoden errechnet und mit dem Ausgabepreis verglichen wird.

Liegt nach pflichtgemäßer Prüfung dieser Ausgabepreis nur unwesentlich unter dem hypothetischen Börsenpreis zum Zeitpunkt der Begebung der Wandel- oder Optionsanleihen, ist nach dem Sinn und Zweck der Regelung des § 186 Absatz 3 Satz 4 Aktiengesetz ein Bezugsrechtsausschluss wegen des nur unwesentlichen Abschlags zulässig. Der Beschluss sieht deshalb vor, dass der Vorstand vor Ausgabe der Wandel- oder Optionsanleihen nach pflichtgemäßer Prüfung zu der Auffassung gelangen muss, dass der vorgesehene Ausgabepreis zu keiner nennenswerten Verwässerung des Wertes der Aktien führt. Damit würde der rechnerische Marktwert eines Bezugsrechts auf beinahe Null sinken, so dass den Aktionären durch den Bezugsrechtsausschluss kein nennenswerter wirtschaftlicher Nachteil entstehen kann. Soweit es der Vorstand in der jeweiligen Situation für angemessen hält, sachkundigen Rat einzuholen, kann er sich der Unterstützung durch Experten bedienen. So können die die Emission begleitenden Konsortialbanken dem Vorstand in geeigneter Form versichern, dass eine nennenswerte Verwässerung des Wertes der Aktien nicht zu erwarten ist. Auch durch eine unabhängige Investmentbank oder einen Sachverständigen kann dies bestätigt werden.

Unabhängig von dieser Prüfung durch den Vorstand ist eine marktgerechte Konditionenfestsetzung und damit die Vermeidung einer nennenswerten Wertverwässerung im Falle der Durchführung eines Bookbuilding-Verfahrens gewährleistet. Bei diesem Verfahren wer-

den die Options- oder Wandelanleihen zwar zu einem festen Ausgabepreis angeboten; jedoch werden einzelne Bedingungen der Options- oder Wandelanleihen (z.B. Zinssatz und Wandlungs- bzw. Optionspreis) auf der Grundlage der von Investoren abgegebenen Kaufanträge festgelegt und so der Gesamtwert der Anleihe marktnah bestimmt. All dies stellt sicher, dass eine nennenswerte Verwässerung des Wertes der Aktien durch den Bezugsrechtsausschluss nicht eintritt.

Außerdem haben die Aktionäre die Möglichkeit, ihren Anteil am Grundkapital der Gesellschaft auch nach Ausübung von Wandlungs- oder Optionsrechten jederzeit durch Zukäufe von Aktien über die Börse aufrecht zu erhalten. Demgegenüber ermöglicht die Ermächtigung zum Bezugsrechtsausschluss der Gesellschaft marktnahe Konditionenfestsetzung, größtmögliche Sicherheit hinsichtlich der Platzierbarkeit bei Dritten und die kurzfristige Ausnutzung günstiger Marktsituationen.

Der gemäß § 221 Absatz 4 Satz 2 Aktiengesetz i.V.m. § 186 Absatz 4 Satz 2 Aktiengesetz der Hauptversammlung zu erstattende Vorstandsbericht, der vorstehend vollständig abgedruckt ist, liegt vom Tag der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft sowie in der Hauptversammlung selbst zur Einsichtnahme aus. Eine Abschrift des Berichts wird jedem Aktionär auf Verlangen erteilt.

samt ein höherer Mittelzufluss ermöglicht wird; die Gesellschaft hat derzeit keine Wandlungs- und Optionsrechte ausgegeben, es ist aber denkbar, dass die Gesellschaft von der Ermächtigung während ihrer Laufzeit zeitlich gestaffelt mehrfach Gebrauch machen wird. Beide Fälle des Bezugsrechtsausschlusses liegen im Interesse der Gesellschaft und ihrer Aktionäre.

Der Ausgabebetrag für die neuen Aktien muss jeweils mindestens 80 Prozent des zeitnah zur Ausgabe der Wandel- und/oder Optionsanleihen ermittelten Börsenkurses entsprechen. Im Fall der Options- oder Wandlungspflicht (einschließlich der Lieferung von Aktien nach Ausübung eines entsprechenden Wahlrechts der Gesellschaft) kann wahlweise ein abweichender Referenzzeitraum gewählt werden, der an den Zeitpunkt der Fälligkeit der Anleihe anknüpft. Durch die Möglichkeit eines Zuschlags (der sich nach der Laufzeit der Options- oder Wandelanleihe erhöhen kann), wird die Voraussetzung dafür geschaffen, dass die Bedingungen der Wandel- bzw. Optionsanleihen den jeweiligen Kapitalmarktverhältnissen im Zeitpunkt ihrer Ausgabe Rechnung tragen können.

Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre vollständig auszuschließen, wenn die Ausgabe der Options- oder Wandelanleihen zu einem Kurs erfolgt, der den Marktwert dieser Anleihen nicht wesentlich unterschreitet. Hierdurch erhält die Gesellschaft die Möglichkeit, günstige Marktsituationen sehr kurzfristig und schnell zu nutzen und durch eine marktnahe Festsetzung der Konditionen bessere Bedingungen bei der Festlegung von Zinssatz, Options- bzw. Wandlungspreis und Ausgabepreis der Options- oder Wandelanleihen zu erreichen.

Bericht des Vorstands an die Hauptversammlung gemäß §§ 221 Absatz 4 Satz 2, 186 Absatz 4 Satz 2 Aktiengesetz zu Tagesordnungspunkt 7

Die vorgeschlagene Ermächtigung zur Ausgabe von Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 500.000.000 Euro sowie zur Schaffung des dazugehörigen bedingten Kapitals von bis zu 36.000.000 Euro soll die unten noch näher erläuterten Möglichkeiten der Software AG zur Finanzierung ihrer Aktivitäten erweitern und dem Vorstand mit Zustimmung des Aufsichtsrats insbesondere bei Eintritt günstiger Kapitalmarktbedingungen den Weg zu einer im Interesse der Gesellschaft liegenden flexiblen und zeitnahen Finanzierung eröffnen.

Den Aktionären steht grundsätzlich das gesetzliche Bezugsrecht auf die Options- bzw. Wandelanleihen zu (§ 221 Absatz 4 i.V.m. § 186 Absatz 1 Aktiengesetz). Um die Abwicklung zu erleichtern, kann von der Möglichkeit Gebrauch gemacht werden, Options- oder Wandelanleihen an ein Kreditinstitut oder ein Konsortium von Kreditinstituten mit der Verpflichtung auszugeben, den Aktionären die Anleihen entsprechend ihrem Bezugsrecht anzubieten (mittelbares Bezugsrecht i.S. von § 186 Absatz 5 Aktiengesetz). Der Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge. Dies erleichtert die Abwicklung des Bezugsrechts der Aktionäre. Der Ausschluss des Bezugsrechts zu Gunsten der Inhaber von bereits ausgegebenen Wandlungs- und Optionsrechten hat den Vorteil, dass der Wandlungs- bzw. Optionspreis für die bereits ausgegebenen Wandlungs- und Optionsrechte nicht ermäßigt zu werden braucht und dadurch insge-

8. Ermächtigung zum Erwerb eigener Aktien

Vorstand und Aufsichtsrat schlagen vor, folgenden Beschluss zu fassen:

a) Die Gesellschaft wird ermächtigt, bis zum 29. Oktober 2005 Aktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von insgesamt bis zu 8.180.025 Euro zu erwerben.

b) Der Gegenwert für den Erwerb einer Aktie (ohne Erwerbsnebenkosten) darf den durchschnittlichen Börsenkurs der Aktien der Gesellschaft – nicht gewichteter Durchschnittsbetrag der Schlusskurse im Xetra-Handel an der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem – an den fünf Börsenhandelstagen vor dem Erwerb oder der Verpflichtung zum Erwerb um nicht mehr als 10 Prozent übersteigen oder unterschreiten. Erfolgt der Erwerb auf Grund eines öffentlichen Angebots, so darf der Gegenwert für den Erwerb einer Aktie (ohne Erwerbsnebenkosten) den durchschnittlichen Börsenkurs der Aktien der Gesellschaft – nicht gewichteter Durchschnittsbetrag der Schlusskurse im Xetra-Handel an der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem – am fünften bis neunten Börsenhandelstag vor der Veröffentlichung des Angebots bis zu 20 Prozent übersteigen oder 10 Prozent unterschreiten.

c) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen eigenen Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, wenn die Aktien gegen Barzahlung zu einem Preis veräußert werden, der den Börsenpreis von Aktien der Gesellschaft gleicher Ausstattung zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet.

Diese Ermächtigung beschränkt sich (unter Anrechnung einer etwaigen Ausnutzung anderweitiger Ermächtigungen zur Ausgabe von Aktien aus genehmigtem Kapital oder von Options-/Wandelanleihen unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 Aktiengesetz) auf Aktien mit einem anteiligen Betrag am Grundkapital von insgesamt höchstens 8.180.025 Euro. Als maßgeblicher Börsenpreis im Sinne der vorstehenden Regelung gilt der durchschnittliche Börsenkurs der Aktien der Gesellschaft – nicht gewichteter Durchschnittsbetrag der Schlusskurse im Xetra-Handel an der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem – an den letzten fünf Börsentagen vor der Veräußerung.

d) Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien unter Ausschluss des Bezugsrechts der Aktionäre

(i) an Dritte zu veräußern, soweit dies zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen und/oder Beteiligungen an Unternehmen erfolgt oder

(ii) Vorstand und Führungskräften der Gesellschaft und verbundener Unternehmen im Rahmen des Aktienoptionsprogramms der Gesellschaft für Führungskräfte (Beschluss zu Tagesordnungspunkt 8.b) der Hauptversammlung vom 27. April 2001) zum Erwerb anzubieten.

Fassung betreffen. Entsprechendes gilt im Falle der Nichtausnutzung der Ermächtigung zur Ausgabe von Options- oder Wandelanleihen nach Ablauf des Ermächtigungszeitraumes sowie im Falle der Nichtausnutzung des bedingten Kapitals nach Ablauf der Fristen für die Ausübung von Options- oder Wandlungsrechten und für die Erfüllung von Wandlungs- oder Optionspflichten.

d) § 5 Absatz 4 der Satzung wird aufgehoben und durch den folgenden neuen Absatz 4 ersetzt:

„Das Grundkapital ist um weitere bis zu 36.000.000 Euro, eingeteilt in Stück 12.000.000 auf den Inhaber lautende Aktien mit einem auf eine Aktie entfallenden anteiligen Betrag am Grundkapital von je 3 E[illegible] bedingt erhöht. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber von Optionsscheinen aus Optionsschuldverschreibungen oder von Wandlungsrechten aus Wandelschuldverschreibungen, die von der Software AG oder einer hundertprozentigen unmittelbaren oder mittelbaren Beteiligungsgesellschaft der Software AG auf Grund des Ermächtigungsbeschlusses der Hauptversammlung vom 30. April 2004 ausgegeben werden, von ihrem Options- oder Wandlungsrecht Gebrauch machen oder eine Optionspflicht oder Wandlungspflicht (auch im Fall der Ausübung eines entsprechenden Wahlrechts der Gesellschaft) erfüllen. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen."

Die bedingte Kapitalerhöhung dient der Gewährung von Optionsrechten und der Vereinbarung von Optionspflichten nach Maßgabe der Optionsbedingungen mit Inhabern von Optionsscheinen aus Optionsschuldverschreibungen bzw. von Wandlungsrechten und Wandlungspflichten nach Maßgabe der Anleihebedingungen an die Inhaber von Wandelschuldverschreibungen, die gemäß der vorstehend zu b) erteilten Ermächtigung bis zum 29. April 2009 von der Software AG oder einer unmittelbaren oder mittelbaren hundertprozentigen Beteiligungsgesellschaft der Software AG begeben werden. Unter Options- und Wandlungspflichten ist auch die Ausübung des Rechts der Software AG auf Lieferung von Aktien der Gesellschaft ganz oder teilweise anstelle der Zahlung des fälligen Geldbetrages zu verstehen. Die Ausgabe der neuen Aktien erfolgt zu dem nach Maßgabe der vorstehenden Ermächtigung jeweils festzulegenden Options- bzw. Wandlungspreis. Die bedingte Kapitalerhöhung ist nur insoweit durchzuführen, wie die Inhaber der Optionsrechte bzw. Wandelschuldverschreibungen von ihren Options- bzw. Wandlungsrechten Gebrauch machen oder Options- bzw. Wandlungspflichten eintreten. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie entstehen, am Gewinn teil. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Durchführung der bedingten Kapitalerhöhung festzusetzen.

Der Aufsichtsrat wird ermächtigt, die Fassung von § 5 Absatz 4 der Satzung entsprechend der jeweiligen Ausgabe der Bezugsaktien anzupassen sowie alle sonstigen damit in Zusammenhang stehenden Anpassungen der Satzung vorzunehmen, die nur die

(iii) in Übereinstimmung mit den Anleihebedingungen an die Inhaber von Options- oder Wandelanleihen zu liefern, die gemäß der zu Tagesordnungspunkt 7 erteilten Ermächtigung von der Gesellschaft begeben wurden.

e) Darüber hinaus wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats bei einer Veräußerung erworbener eigener Aktien durch Angebot an alle Aktionäre den Inhabern der von der Gesellschaft oder einer hundertprozentigen unmittelbaren oder mittelbaren Beteiligungsgesellschaft der Gesellschaft ausgegebenen Optionsscheine und Wandelschuldverschreibungen ein Bezugsrecht auf die Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- bzw. Wandlungsrechts bzw. Erfüllung der Options- oder Wandlungspflicht zustehen würde.

f) Ferner wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien ohne weiteren Hauptversammlungsbeschluss ganz oder zum Teil, auch in mehreren Teilschritten, einzuziehen.

g) Die Ermächtigung kann jeweils ganz oder in Teilen ausgeübt werden. Der Erwerb eigener Aktien darf in Verfolgung eines oder mehrerer der genannten Zwecke erfolgen.

Bericht des Vorstands gemäß § 71 Absatz 1 Nr. 8 Satz 5 i.V.m. § 186 Absatz 3 Satz 4, Absatz 4 Satz 2 Aktiengesetz zu Tagesordnungspunkt 8

Mit der vorgeschlagenen Ermächtigung wird die Gesellschaft in die Lage versetzt, bis zum 29. Oktober 2005 eigene Aktien bis zur Höhe von 10 Prozent des zum Zeitpunkt der Hauptversammlung bestehenden

Grundkapitals zu erwerben, um die mit dem Erwerb von eigenen Aktien verbundenen Vorteile im Interesse der Gesellschaft und ihrer Aktionäre zu realisieren. Damit macht die Gesellschaft von § 71 Absatz 1 Nr. 8 Aktiengesetz Gebrauch und ersetzt die am 29. Oktober 2003 ausgelaufene, auf der Hauptversammlung 2002 erteilte Ermächtigung.

Die Veräußerung erworbener eigener Aktien erfolgt über die Börse oder in anderer geeigneter Weise unter Wahrung der Gleichbehandlung der Aktionäre, insbesondere durch ein Angebot an alle Aktionäre zum Erwerb von Aktien. Davon kann in folgenden Fällen abgewichen werden:

Die vorgeschlagene Ermächtigung sieht in Buchstabe c) zunächst vor, dass der Vorstand in entsprechender Anwendung von § 186 Absatz 3 Satz 4 Aktiengesetz eine Veräußerung der erworbenen eigenen Aktien auch in anderer Weise als über die Börse oder durch ein Angebot an alle Aktionäre vornehmen kann, wenn die eigenen Aktien gegen Barzahlung und zu einem Preis veräußert werden, der den maßgeblichen Börsenkurs nicht wesentlich unterschreitet. Von dieser Ermächtigung darf nur bis zur Höhe von 10 Prozent des Grundkapitals unter Einbeziehung einer etwaigen Ausnutzung anderweitiger Ermächtigungen zur Ausgabe von Aktien oder Options-/Wandelschuldverschreibungen unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 Aktiengesetz Gebrauch gemacht werden. Im Einklang mit § 186 Absatz 3 Satz 4 Aktiengesetz wird dem Interesse der Aktionäre an einem wertmäßigen Verwässerungsschutz Rechnung getragen. Außerdem behält jeder Aktionär durch den börsennahen Platzierungspreis der neuen Aktien die Möglich-

In diesem Fall gelten die obigen Regelungen zum Options- und Wandlungspreis, wobei abweichend davon die Options- oder Anleihebedingungen in diesem Fall auch einen Options- bzw. Wandlungspreis für eine Aktie der Gesellschaft von mindestens 80 Prozent des nicht gewichteten durchschnittlichen Schlusskurses der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während eines Referenzzeitraums von drei bis zwanzig Börsentagen vor dem Tag der Fälligkeit der Options- oder Wandelanleihe vorsehen können. § 9 Absatz 1 Aktiengesetz bleibt unberührt.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten der Ausgabe und Ausstattung der Options- und/oder Wandelanleihen, insbesondere Zinssatz, Ausgabekurs, Laufzeit und Stückelung, Verwässerungsschutzbestimmungen, Options- bzw. Wandlungszeitraum sowie im vorgenannten Rahmen den Wandlungs- und Optionspreis und den Referenzzeitraum zu bestimmen oder im Einvernehmen mit den Organen der die Options- oder Wandelanleihe begebenden Beteiligungsgesellschaft der Software AG festzulegen.

c) Bedingtes Kapital

Das bedingte Kapital in § 5 Absatz 4 der Satzung wird aufgehoben und durch die folgende Regelung ersetzt.

Das Grundkapital wird um bis zu 36.000.000 Euro durch Ausgabe von bis zu 12.000.000 auf den Inhaber lautende Aktien mit einem anteiligen Betrag am Grundkapital von je 3 Euro bedingt erhöht.

Kontrollerlangung durch Dritte) eine Anpassung der Options- oder Wandlungsrechte bzw. Options- oder Wandlungspflichten vorsehen. Bei einer Kontrollerlangung durch Dritte kann eine marktübliche Anpassung des Options- oder Wandlungspreises vorgesehen werden.

Die Options- oder Anleihebedingungen können das Recht der Gesellschaft vorsehen, im Falle der Wandlung oder Optionsausübung ganz oder teilweise nicht Aktien zu gewähren, sondern einen Geldbetrag zu zahlen, der sich aus der Anzahl der anderenfalls zu liefernden Aktien und dem nicht gewichteten durchschnittlichen Schlusskurs der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während eines Referenzzeitraums von drei bis zehn Börsentagen vor oder nach Erklärung der Wandlung bzw. der Optionsausübung ergibt, oder statt Aktien der Gesellschaft Aktien einer börsennotierten anderen Gesellschaft, gegebenenfalls zuzüglich einer baren Zuzahlung, zu liefern.

Die Options- oder Anleihebedingungen können auch eine Wandlungspflicht bzw. Optionspflicht zum Ende der Laufzeit oder zu einem anderen Zeitpunkt oder das Recht der Gesellschaft vorsehen, bei Fälligkeit der Options- oder Wandelanleihe den Anleihegläubigern ganz oder teilweise anstelle der Zahlung des fälligen Geldbetrages Aktien der Gesellschaft oder einer börsennotierten anderen Gesellschaft zu gewähren. Die Ausübung eines solchen Rechts der Gesellschaft auf Lieferung von Aktien der Gesellschaft gilt als Fall der Options- bzw. Wandlungspflicht im Sinne der Bestimmungen dieser Ermächtigung.

keit, die zur Aufrechterhaltung seiner Anteilsquote erforderlichen Aktien zu annähernd gleichen Bedingungen am Markt zu erwerben.

Der Vorstand soll im Rahmen von Buchstabe d) (i) ferner ermächtigt werden, mit Zustimmung des Aufsichtsrats die erworbenen eigenen Aktien unter Ausschluss des Bezugsrechts der Aktionäre an Dritte zu veräußern, soweit dies zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen und/oder Beteiligungen an Unternehmen erfolgt. Dies schließt den Zusammenschluss mit anderen Unternehmen ein, soweit sich der Zusammenschluss im Wege der Ausgabe neuer Aktien gegen Sacheinlage zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen vollzieht. Damit soll der Vorstand in die Lage versetzt werden, in geeigneten Einzelfällen Aktien der Gesellschaft als Gegenleistung in diesen Fällen einzusetzen.

Die Gesellschaft soll damit in Ergänzung zu der bestehenden Möglichkeit der Ausnutzung des genehmigten Kapitals die Möglichkeit erhalten, rasch und erfolgreich auf vorteilhafte Angebote oder sich bietende Gelegenheiten zum Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen zu reagieren. Die Gesellschaft bewegt sich im Markt der Entwicklung von Systemsoftware, der hauptsächlich durch US-amerikanische Konkurrenz geprägt ist. Im US-Markt wird der Erwerb von Unternehmen oder Beteiligungen oft nicht über Barmittel abgewickelt, sondern im Wege des Aktientausches. Auch in Deutschland handelt es sich dabei mittlerweile um eine etablierte Transaktionsform.

Die mit der Ermächtigung angestrebte Möglichkeit der Wiederveräußerung zurückerworbener Aktien zielt auf

die Nutzung dieser Möglichkeiten. Im Wettbewerb mit anderen Unternehmen der gleichen Branche, die ebenfalls über die Möglichkeit zum Einsatz der Aktie als „Akquisitionswährung" verfügen, dient dies dem Erhalt und der Steigerung der Wettbewerbsfähigkeit und der Erweiterung des eigenen Portfolios. Die Möglichkeit der Überlassung von Aktien zum Erwerb von Unternehmen oder Unternehmensbeteiligungen kann sich zudem gegenüber der Hingabe von Geld als die günstigere – weil liquiditätsschonende – Finanzierungsform für die Gesellschaft erweisen und liegt damit auch im Interesse der Aktionäre.

Der Gesellschaft steht auch ein genehmigtes Kapital für den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen zur Verfügung (§ 5 Absatz 5 der Satzung). Die Entscheidung über die Art der Aktienbeschaffung trifft der Vorstand mit Zustimmung des Aufsichtsrats. Dabei lassen sich Vorstand und Aufsichtsrat allein vom Interesse der Aktionäre und der Gesellschaft leiten; der Vorstand wird der Hauptversammlung jeweils Bericht erstatten.

Ferner soll die Gesellschaft in Buchstabe d) (ii) der Ermächtigung die Möglichkeit erhalten, eigene Aktien zur Bedienung der Bezugsrechte im Rahmen des Aktienoptionsprogramms der Gesellschaft zu verwenden. § 71 Absatz 1 Nr. 8 Aktiengesetz verweist insoweit auf die Anforderungen nach § 193 Absatz 2 Nr. 4 Aktiengesetz. Das bestehende Aktienoptionsprogramm für Führungskräfte (Beschluss zu Tagesordnungspunkt 8.b der Hauptversammlung vom 27. April 2001) entspricht diesen Anforderungen. Damit können neben der in der Hauptversammlung vom 27. April 2001 geschaffenen Möglichkeit zur Lieferung von Aktien aus

eines Referenzzeitraums von drei bis zehn Börsentagen vor dem Tag der Beschlussfassung durch den Vorstand über die Ausgabe der Options- oder Wandelanleihen betragen oder – für den Fall der Einräumung eines Bezugsrechts – mindestens 80 Prozent des nicht gewichteten durchschnittlichen Schlusskurses der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder einem entsprechenden Nachfolgesystem während der Tage, an denen die Bezugsrechte auf die Options- oder Wandelanleihe an der Frankfurter Wertpapierbörse gehandelt werden, mit Ausnahme der beiden letzten Börsentage des Bezugsrechtshandels, betragen. § 9 Absatz 1 Aktiengesetz bleibt unberührt.

Der Options- oder Wandlungspreis kann unbescha des § 9 Absatz 1 Aktiengesetz auf Grund einer Verwässerungsschutzklausel nach näherer Bestimmung der Options- oder Wandelbedingungen dann ermäßigt werden, wenn die Gesellschaft während der Options- oder Wandlungsfrist unter Einräumung eines ausschließlichen Bezugsrechts an ihre Aktionäre oder durch eine Kapitalerhöhung aus Gesellschaftsmitteln das Grundkapital erhöht oder weitere Options- oder Wandelanleihen begibt oder garantiert und den Inhabern schon bestehender Options- oder Wandlungsrechte hierfür kein Bezugsrecht eingeräumt wird, wie es ihnen nach Ausübung des Options- oder Wandlungsrechts zustehen würde. Die Ermäßigung des Options- oder Wandlungspreises kann auch durch eine Barzahlung bei Ausübung des Options- oder Wandlungsrechts oder bei der Erfüllung einer Options- oder Wandlungspflicht bewirkt werden. Die Options- oder Wandelanleihebedingungen können darüber hinaus für den Fall der Kapitalherabsetzung oder anderer außerordentlicher Maßnahmen oder Ereignisse (wie z.B. ungewöhnlich hohe Dividenden,

lung, zum Bezug ganzer Aktien aufaddiert werden können.

Im Falle der Ausgabe von Wandelanleihen erhalten die Inhaber das Recht, ihre Schuldverschreibungen gemäß den vom Vorstand festgelegten Wandelanleihebedingungen in auf den Inhaber lautende Aktien der Software AG zu wandeln. Das Wandlungsverhältnis ergibt sich aus der Division des Nennbetrages oder des unter dem Nennbetrag liegenden Ausgabebetrages einer Teilschuldverschreibung durch den festgesetzten Wandlungspreis für eine Aktie der Gesellschaft und kann auf eine volle Zahl auf- oder abgerundet werden; ferner kann eine in bar zu leistende Zuzahlung und die Zusammenlegung für nicht wandlungsfähige Spitzen festgesetzt werden. Die Anleihebedingungen können unter Beachtung der Regelungen dieser Ermächtigung zum Wandlungspreis ein variables Wandlungsverhältnis und eine Bestimmung des Wandlungspreises in Abhängigkeit von der Entwicklung des Kurses der Aktie der Software AG während der Laufzeit der Anleihe vorsehen.

Die Options- oder Anleihebedingungen können für alle Fälle der Lieferung von Aktien der Gesellschaft vorsehen, dass statt neuer Aktien bereits existierende Aktien der Gesellschaft geliefert werden.

Der jeweils festzusetzende Options- oder Wandlungspreis für eine Aktie muss mindestens 80 Prozent des nicht gewichteten durchschnittlichen Schlusskurses der Aktien der Software AG im Xetra-Handel der Frankfurter Wertpapierbörse oder in einem entsprechenden Nachfolgesystem während

bedingtem Kapital alternativ auch eigene Aktien der Gesellschaft zur Bedienung dieses Aktienoptionsprogramms verwendet werden.

Schließlich soll die Gesellschaft in Buchstabe d) (iii) der Ermächtigung die Möglichkeit erhalten, eigene Aktien zur Bedienung der Bezugsrechte der Inhaber von Options- oder Wandelanleihen zu verwenden, die auf Grund der zu Tagesordnungspunkt 7 vorgeschlagenen Ermächtigung begeben werden. Damit können statt der Lieferung von Aktien aus bedingtem Kapital alternativ auch eigene Aktien der Gesellschaft zur Bedienung der Bezugsrechte aus diesen Anleihen verwendet werden. Die Ermächtigung erfasst alle Fälle, in denen nach den Options- oder Anleihebedingungen Aktien der Gesellschaft zu liefern sind, also neben der Ausübung von Options- und Wandlungsrechten auch die Lieferung in Erfüllung von Options- oder Wandlungspflichten oder auf Grund der Ausübung von Wahlrechten der Gesellschaft. Die Lieferung eigener Aktien vermeidet in diesem Fall die bei einer Lieferung aus bedingtem Kapital eintretende Verwässerung der Aktionäre und liegt damit auch in deren Interesse. Die Entscheidung über die Lieferung eigener Aktien oder die Ausnutzung des bedingten Kapitals wird von Vorstand und Aufsichtsrat allein unter Berücksichtigung der Interessen der Gesellschaft und der Aktionäre zum fraglichen Zeitpunkt getroffen. Der Vorstand wird der Hauptversammlung jeweils Bericht erstatten.

Soweit die Veräußerung eigener Aktien im Wege des öffentlichen Angebots an alle Aktionäre vorgenommen wird, soll ferner gemäß Buchstabe e) der Ermächtigung die Möglichkeit bestehen, die Inhaber von Options- oder Wandlungsrechten so zu berücksichtigen, als sei das Recht bereits ausgeübt worden. Der Ausschluss des Bezugsrechts zu Gunsten der Inhaber von bereits

ausgegebenen Wandlungs- und Optionsrechten hat den Vorteil, dass eine sonst nach den Options- oder Anleihebedingungen etwa erforderliche Ermäßigung des Wandlungs- bzw. Optionspreises für die bereits ausgegebenen Wandlungs- und Optionsrechte nicht erforderlich wird und dadurch insgesamt ein höherer Mittelzufluss ermöglicht wird.

Der gemäß § 71 Absatz 1 Nr. 8 Satz 5 i.V.m. § 186 Absatz 3 Satz 4, Absatz 4 Satz 2 Aktiengesetz der Hauptversammlung zu erstattende Vorstandsbericht, der vorstehend vollständig abgedruckt ist, liegt vom Tag der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft sowie in der Hauptversammlung selbst zur Einsichtnahme aus. Eine Abschrift des Berichts wird jedem Aktionär auf Verlangen erteilt.

nach anerkannten, insbesondere finanzmathematischen Methoden ermittelten hypothetischen Marktwert nicht wesentlich unterschreitet. Diese Ermächtigung zum Ausschluss des Bezugsrechts gilt jedoch nur für Options- und Wandelanleihen mit einem Options- bzw. Wandlungsrecht oder einer Optionsbzw. Wandlungspflicht auf Aktien mit einem anteiligen Betrag am Grundkapital von insgesamt bis zu 8.180.025 Euro oder, falls dieser Betrag niedriger sein sollte, von 10 Prozent des zum Zeitpunkt der Ausübung der Ermächtigung bestehenden Grundkapitals (jeweils unter Anrechnung einer etwaigen Ausnutzung anderweitiger Ermächtigungen zur Veräußerung eigener Aktien oder zur Ausgabe von Aktien aus einem genehmigten Kapital unter Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 Aktiengesetz).

Im Falle der Ausgabe von Optionsanleihen werden jeder Teilschuldverschreibung ein oder mehrere Optionsscheine beigefügt, die den Inhaber nach näherer Maßgabe der vom Vorstand festzulegenden Optionsbedingungen zum Bezug von auf den Inhaber lautenden Aktien der Software AG berechtigen. Für auf Euro lautende, durch die Software AG begebene Optionsanleihen können die Optionsbedingungen vorsehen, dass der Optionspreis auch durch Übertragung von Teilschuldverschreibungen und gegebenenfalls eine bare Zuzahlung erfüllt werden kann. Der anteilige Betrag am Grundkapital, der auf die je Teilschuldverschreibung zu beziehenden Aktien entfällt, darf den Nennbetrag der Teilschuldverschreibungen (gegebenenfalls zuzüglich einer baren Zuzahlung) nicht übersteigen. Soweit sich Bruchteile von Aktien ergeben, kann vorgesehen werden, dass diese Bruchteile nach Maßgabe der Options- oder Anleihebedingungen, gegebenenfalls gegen Zuzah-

Options- oder Wandlungsrechte in auf den Inhaber lautende Aktien der Software AG zu gewähren.

Das gesetzliche Bezugsrecht kann den Aktionären in der Weise eingeräumt werden, dass die Options- oder Wandelanleihen von einem Kreditinstitut oder einem Konsortium von Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären zum Bezug anzubieten. Werden Options- oder Wandelanleihen von einer hundertprozentigen mittelbaren oder unmittelbaren Beteiligungsgesellschaft ausgegeben, hat die Gesellschaft die Gewährung des gesetzlichen Bezugsrechts für die Aktionäre der Software AG sicherzustellen, soweit nicht in Übereinstimmung mit dieser Ermächtigung das Bezugsrecht ausgeschlossen wird.

Der Vorstand ist ermächtigt, Spitzenbeträge, die sich auf Grund des Bezugsverhältnisses ergeben, von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, damit Inhabern von bereits zuvor ausgegebenen Optionsscheinen oder Wandelanleihen ein Bezugsrecht in dem Umfang eingeräumt werden kann, wie es ihnen nach Ausübung der Options- oder Wandlungsrechte oder bei Erfüllung von Options- oder Wandlungspflichten als Aktionär zustehen würde.

Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auf Options- und Wandelanleihen vollständig auszuschließen, sofern der Vorstand nach pflichtgemäßer Prüfung zu der Auffassung gelangt, dass der Ausgabepreis der Options- oder Wandelanleihen ihren

Teilnahme

Voraussetzungen für die Teilnahme an der Hauptversammlung und für die Ausübung des Stimmrechts

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind in Übereinstimmung mit § 17 der Satzung diejenigen Aktionäre berechtigt, die ihre Aktien bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer Niederlassung der Commerzbank AG während der Geschäftsstunden hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen. Die Hinterlegung gilt auch dann als bei einer der genannten Stellen bewirkt, wenn die Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Die Hinterlegung muss spätestens am Freitag, dem 23. April 2004 erfolgen.

Im Falle der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die hierüber auszustellende Bescheinigung spätestens am Montag, dem 26. April 2004 bei der Gesellschaft einzureichen.

Das Stimmrecht kann auch durch einen Bevollmächtigten, beispielsweise ein Kreditinstitut oder eine Aktionärsvereinigung, ausgeübt werden. Ergänzend bieten wir unseren Aktionären an, sich durch von der Gesellschaft benannte Stimmrechtsvertreter bei den Abstimmungen vertreten zu lassen. Die Stimmrechtsvertreter sind verpflichtet, das Stimmrecht nur nach Maßgabe ausdrücklich erteilter Weisungen auszuüben. Aktionäre, die den von der Gesellschaft benannten Stimmrechtsvertretern eine Vollmacht erteilen wollen, können bei ihrer depotführenden Bank eine Eintrittskarte anfordern, die die Unterlagen

zur Vollmachtsübertragung und zur Weisungserteilung enthält. Die Bevollmächtigung muss schriftlich durch Übersendung der ausgefüllten Vollmacht des Aktionärs an die Gesellschaft unter Angabe seiner pauschalen Weisung oder Weisungen zu den einzelnen Tagesordnungspunkten erfolgen. Die Vollmacht und die Stimmweisung müssen bis spätestens am Montag, dem 26. April 2004 bei der Gesellschaft eingegangen sein.

Gegenanträge von Aktionären sind unter Nachweis der Aktionärseigenschaft ausschließlich an folgende Adresse zu richten:

Software AG
Investor Relations
Uhlandstraße 12
64297 Darmstadt
Fax 0 61 51/92-19 33

Bis spätestens 16. April 2004, 24:00 Uhr, unter obiger Adresse eingegangene Gegenanträge zu den Punkten der vorstehenden Tagesordnung werden berücksichtigt. Soweit Gegenanträge und ihre Begründungen zugänglich zu machen sind, werden sie allen Aktionären im Internet unter www.softwareag.com/investor/hauptversammlung unverzüglich zugänglich gemacht. Anderweitig adressierte oder nicht fristgerecht eingegangene Anträge von Aktionären zur Tagesordnung bleiben unberücksichtigt. Eventuelle Stellungnahmen der Verwaltung hierzu werden ebenfalls unter der genannten Internetadresse zugänglich gemacht.

Die Einladung zur Hauptversammlung ist im elektronischen Bundesanzeiger vom 16. März 2004 veröffentlicht worden.

Vorstand und Aufsichtsrat schlagen vor, dazu folgende Beschlüsse zu fassen:

a) Aufhebung der bestehenden Ermächtigung

Die mit Beschluss der Hauptversammlung vom 27. April 2001 erteilte Ermächtigung zur Ausgabe von Options- und Wandelanleihen wird aufgehoben.

b) Ermächtigung zur Ausgabe von Options- und Wandelanleihen und zum Ausschluss des Bezugsrechts

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 29. April 2009 einmalig oder mehrmals auf den Inhaber lautende Options- und/oder Wandelanleihen im Gesamtnennbetrag von bis zu 500.000.000 Euro mit einer Laufzeit von längstens 15 (fünfzehn) Jahren auszugeben. Den Inhabern von Optionsanleihen können Optionsrechte und den Inhabern von Wandelanleihen können Wandlungsrechte in auf den Inhaber lautende Aktien der Gesellschaft mit einem anteiligen Betrag am Grundkapital von insgesamt bis zu 36.000.000 Euro nach näherer Maßgabe der Options- oder Wandelanleihebedingungen gewährt werden.

Options- und Wandelanleihen können außer in Euro auch – unter Begrenzung auf den entsprechenden Euro-Gegenwert – in der gesetzlichen Währung eines OECD-Landes begeben werden. Sie können auch durch eine hundertprozentige unmittelbare oder mittelbare Beteiligungsgesellschaft der Software AG ausgegeben werden; für diesen Fall wird der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats für die Gesellschaft die Garantie für Options- und Wandelanleihen zu übernehmen und den Inhabern von Optionsscheinen und Wandelanleihen

diesen sind vier Mitglieder von der Hauptversammlung ohne Bindung an Wahlvorschläge zu wählen.

Die Amtszeit von Dr. Peter Lex, der seit dem 1. Januar 1999 dem Aufsichtsrat angehört, endet mit Ablauf dieser Hauptversammlung.

Der Aufsichtsrat schlägt vor,

Herrn Dr. Ing. Andreas Bereczky, Produktionsdirektor, wohnhaft: 52249 Eschweiler,

als Nachfolger von Herrn Dr. Lex in den Aufsichtsrat zu wählen.

Herr Dr. Bereczky hält keine weiteren Aufsichtsratsmandate.

6. Wahl des Abschlussprüfers für das Geschäftsjahr 2004

Der Aufsichtsrat schlägt vor, die Wirtschaftsprüfungsgesellschaft BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, zum Abschlussprüfer für das Geschäftsjahr 2004 zu bestellen.

7. Aufhebung der bestehenden und Beschlussfassung über eine neue Ermächtigung zur Ausgabe von Options- und Wandelanleihen nebst gleichzeitiger teilweiser Aufhebung des bestehenden und Schaffung eines neuen bedingten Kapitals und Änderung von § 5 der Satzung

Vorstand und Aufsichtsrat schlagen der Hauptversammlung vor, die bestehende Ermächtigung zur Ausgabe von Options- und Wandelanleihen aufzuheben und eine neue Ermächtigung zu erteilen sowie das bedingte Kapital an die neue Ermächtigung anzupassen.

Die Reden des Aufsichtsratsvorsitzenden und des Vorstandsvorsitzenden können am Tag der Hauptversammlung direkt über das Internet verfolgt werden (www.softwareag.com/investor/hauptversammlung).

Darmstadt, im März 2004

Software AG
Der Vorstand

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses der Software AG zum 31. Dezember 2003, des Lageberichts sowie des gebilligten Konzernabschlusses zum 31. Dezember 2003 und des Konzernlageberichts und des Berichts des Aufsichtsrats**
   Die vorstehenden Unterlagen liegen in den Geschäftsräumen der Software AG, Uhlandstraße 12, 64297 Darmstadt, zur Einsicht der Aktionäre aus. Interessierte Aktionäre können unseren Geschäftsbericht, der den Konzernabschluss enthält, kostenlos bei der oben genannten Adresse anfordern.

2. **Hinweis zur Gewinnverwendung**
   Der Vorschlag der Verwaltung zur Gewinnverwendu[ng] entfällt mangels eines Bilanzgewinns. Der Jahresfehlbetrag wird auf neue Rechnung vorgetragen.

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2003**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Vorstands unter Einschluss der im Verlaufe des Jahres 2003 ausgeschiedenen Mitglieder Dr. Detlef Purschke und Karl Heinz Achinger Entlastung für das Geschäftsjahr 2003 zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2003**
   Vorstand und Aufsichtsrat schlagen vor, den Mitgliedern des Aufsichtsrats Entlastung für das Geschäftsjahr 2003 zu erteilen.

5. **Wahl zum Aufsichtsrat**
   Der Aufsichtsrat setzt sich gemäß §§ 96, 101 Aktiengesetz, § 76 Betriebsverfassungsgesetz 1952 zusammen. Er besteht satzungsgemäß aus sechs Mitgliedern. Von



Kornmarkt
Gr. Eschenheimer Str.
Kaiserstraße
Berliner Straße
Mainkai
Main
Schaumainkai
Börsenstraße
Meisengasse
Gr. Bockenheimer Str.
Junghofstraße
Große Gallusstraße
Kaiserstraße
Bethmannstr.
Weißfrauenstr.
Kaiserplatz
Friedensstr.
Untermainbr.
Untermainkai
Willy-Brandt-Platz
Hochstraße
Neue Mainzer Straße
Taunustor
Kaiserstraße
Untermainanl.
Wilhelm-Leuschner-Str.
Gallusanlage
Gutleutstraße
Taunusanlage
Taunusanlage
Kaiserstraße
Münchener Straße
Taunusstraße
Bockenheimer Landstraße
Moselstraße
Baseler Straße
Mainzer Landstraße
Karlstraße
Friedrich-Ebert-Anlage
Messe

Anfahrtsskizze

Auditorium der Commerzbank AG, Frankfurt am Main
Eingang: Große Gallusstraße 19
(Am Fuß der großen Freitreppe)

- Das Auditorium der Commerzbank erreichen Sie mit öffentlichen Verkehrsmitteln:
  vom Hauptbahnhof mit der U-Bahn, Linie U4/U5
  oder Straßenbahn, Linie 11
  Haltestelle: Willy-Brandt-Platz
- Parkmöglichkeiten bei der Anfahrt mit dem Pkw:
  Parkhaus Kaiserplatz, Einfahrt: Bethmannstraße
  Parkhaus Junghofstraße, Einfahrt: Junghofstraße
  Parkhaus Hauptwache, Einfahrt: Kornmarkt
  Parkhaus Börse, Einfahrt: Meisengasse

Gebühr zahlt
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Software AG
Investor Relations
Uhlandstraße 12

64297 Darmstadt
Germany

Bitte übersenden Sie mir den
Geschäftsbericht 2003 der Software AG:
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Absender

Name

Straße

Ort

Software AG
Corporate Headquarters
Uhlandstraße 12
64297 Darmstadt, Germany
Tel. +49 61 51-92-0
Fax +49 61 51-92-19 33

www.softwareag.com

Hauptversammlung

Einladung
zur ordentlichen Hauptversammlung
der Software Aktiengesellschaft,
Darmstadt

Wertpapier-Kenn-Nr. 330400
ISIN DE 0003304002

Die Hauptversammlung findet
am Freitag, dem 30. April 2004,
um 10.00 Uhr
im Auditorium der Commerzbank AG,
Große Gallusstraße 19,
60311 Frankfurt am Main,
statt.

SOFTWARE AG
THE XML COMPANY

RECEIVED
2005 AUG 22 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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2005-07-20
Software AG announces real-time data replication solution for Adabas customers

2005-07-14
Software AG expands in Latin America

2005-06-23
Software AG announces certification of its XI Adapters for SAP® XI, integrating legacy systems with SAP NetWeaver™

2005-06-08
Software AG and Active Endpoints announce a strategic technology alliance to provide BPEL capabilities for Software AG's Enterprise Service Bus (ESB)

2005-05-17
Personnel Issue

2005-05-13
Software AG and IDS Scheer form a Strategic Partnership to deliver a Business Process Management solution within a Service Oriented Architecture

2005-04-28
Software AG increases operating income (EBIT) by 19% to €18 million in first quarter 2005 on strength of higher revenues and effective cost control

2005-04-12
Software AG achieves objectives for first quarter 2005

2005-03-09
Software AG delivers a further building block for a Service Oriented Architecture

2005-03-01
Ad hoc disclosure according to § 15 WpHG:
Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

2005-03-01
Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

2005-02-15
Software AG reports significant profit improvement in 2004

2005-01-28
Software AG recommends a dividend payment

2005-01-28
Ad hoc disclosure according to § 15 WpHG: Dividend Payment

2005-01-24
Software AG receives YES CERTIFICATION for SUSE LINUX Enterprise Server

2005-01-07
Software AG to acquire legacy integration technology company Sabratec Ltd.

2005-01-07
Ad hoc disclosure according to § 15 WpHG
Software AG to acquire integration technology company Sabratec Ltd.

2005-01-03
Personnel: Software AG names Alfred Pfaff head of SAG Systemhaus GmbH

2004-12-02
Software AG extends its integration business to include organizational processes

2004-11-19
Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

2004-11-19
Ad hoc disclosure

2004-11-10
Software AG launches platform for fast, low-cost reporting

2004-10-28
Software AG's third quarter net income doubles, license revenue up 10 percent

2004-10-21
Seven improves performance and reduces costs by migrating to Unix

2004-10-20
Commerzbank AG implements XML Business Integration from Software AG

2004-09-21
Web Services Link Trucks to Dispatch Companies

2004-08-17
Software AG restructures international organization

2004-07-29
Software AG posts second quarter growth, license revenue up 23%, net income more than trebled

2004-07-23
Software AG incorporates Research and Development into the XMLi and ETS Modernization strategic focus areas

2004-07-23
Ad hoc disclosure:
Software AG aligns R&D with Business Lines – CTO resigns

2004-07-15
Software AG to report growth in revenue and profit for Q2, 2004

2004-07-15
Software AG Enhances Tamino XML Server with Accelerated Data Access, Improved Security, and a Developer's Edition

2004-06-08
Software AG appoints SHANGHAI 5A Technology as Value Added Reseller

2004-06-07
Software AG launches New Business Integration Portfolio in Europe

2004-05-25
Software AG Joins the EAI Industry Consortium

2004-05-17
Standards-based integration helps enterprises bring the old and the new together and re-use existing IT assets

2004-04-27
Q1 Press Conference & Analyst Conference Web Casts

2004-04-27
Software AG posts a significant increase in profit and license revenue

2004-04-21
Software AG expects earnings per share of Euro 0.36 in Q1 2004

2004-04-14
Software AG sells SAP SI shares

2004-03-09
Software AG Extends its High-Speed Database to SQL Applications

2004-03-04
Software AG introduces Tamino XML Security Extensions for digital signatures for its Tamino XML Server 4.1

2004-02-20
Software AG's Adabas Takes Advantage of IBM's New 64-Bit Shared Virtual Storage Technology for Mainframe

2004-02-13
Software AG results for fiscal 2003

2003-12-15
Implementation of Adabas and Natural on Linux a Success

2003-12-09
Sony Music Entertainment Turns to Software AG

2003-12-04
Ad-hoc Release in accordance with Section 15, WpHG (German Securities Act): Software AG to focus on two product lines

2003-11-27
EntireX XML Gateway helps organizations speed business processes, improve decision-making and increase competitiveness

2003-11-26
EntireX Communicator version 7.1.1 helps Enterprises open their existing systems to other applications as Microsoft® .NET or Java™ objects

2003-11-06
Programming made quick and easy

2003-10-23
Software AG earnings rise in third quarter

2003-10-01
Change at the top at Software AG

2003-08-12
Software AG and iGate Global Solutions set up joint venture in India

2003-07-30
Software AG back in the black in Q2

2003-07-18
Karl-Heinz Streibich appointed new Chief Executive Officer of Software AG

2003-06-30
Tamino XML Server 4.1.4 now available for key system platforms

2003-06-27
Software AG converts to bearer shares

2003-06-05
Natural Construct Spectrum 4.5 for Mainframes

2003-05-20
Sun Microsystems and Software AG announce alliance to increase workgroup productivity and security

2003-05-15
Software AG supports zSeries 990 with its enterprise mainframe products

2003-05-07
Software AG and SEEBURGER AG enter into partnership

2003-04-30
Software AG Annual Stockholders' Meeting

2003-04-24

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PRESS RELEASE

Ad hoc disclosure according to § 15 WpHG: Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

Tokyo, Japan / Darmstadt, Germany, 01.03.2005

Fujitsu Limited and Software AG today announced their intent to jointly develop, market and sell an offering that will help customers improve business processes and increase information visibility through a leading service-oriented architecture (SOA) infrastructure. SOA is a standards-based organizational and design methodology for redesigning business systems and applications to more closely align with the functional processes of the organization.

By leveraging the companies' complementary technology platforms and global R&D expertise, Fujitsu and Software AG intend to deliver a methodology with a framework and integrated metadata repository designed to speed development, improve business productivity and enable flexibility to meet changing business demands.

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Through this partnership, Fujitsu and Software AG plan to introduce a joint offering in the summer of 2005. Software AG is currently offering Interstage Business Process Manager, Fujitsu's business process management solution, in conjunction with its suite of products.

You can find further information in our additional press release.

a

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Ad hoc disclosure according to § 15 WpHG: Dividend Payment

Software AG announces a dividend payment

Darmstadt, Germany, 28.01.2005

Software AG plans to pay a dividend of Euro 0.75 per share for 2004. The Supervisory Board decided at today's session to submit such a recommendation to the Annual Shareholders' Meeting on May 13th. The recommended dividend of Euro 0.75 represents a dividend yield of 3.25% based on the average share price in 2004 (Euro 23.09). There are currently 27.3 million shares entitled to a dividend payment.

The financial results for 2004 will be published on February 15th, 2005.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Ad hoc disclosure according to § 15 WpHG
Software AG to acquire integration technology company Sabratec Ltd.

Mergers & Acquisition

Darmstadt, Germany, 07.01.2005

Software AG plans to acquire 100 percent of the shares of privately owned Sabratec Ltd., Tel Aviv, a vendor of integration software. A share purchase agreement has been reached with the majority of the shareholders today, following a letter of intend dated November 30, 2004 and subsequent due diligence. The Supervisory Board of Software AG agreed to the planned deal on December 8, 2004.

The purchase price of seven million US Dollars will be paid in cash after closing. In addition the former shareholders of Sabratec will receive a future revenue based earn-out over the next three years up to a total amount of four million US Dollars.

Sabratec is the first example of Software AG's announced acquisition strategy, which is focused on product components to enhance core competencies and to position the company as a strategic partner to existing and new customers. Software AG will assume responsibility of 16 employees, mostly software developers, who will continue to work in Tel Aviv.

Software AG's primary interest is ApplinX, the main product developed by Sabratec. This integration software expands Software AG's legacy modernization product portfolio. It enables the company to fully address the modernization and integration requirements of legacy users. Most important is the opportunity to win new customers in the large COBOL community.

Sabratec currently serves approximately 200 customers worldwide including the USA, Europe, South America and Australia. Founded in 1997 in Israel, it has distribution partners in 14 countries around the world and a subsidiary in New York. The acquisition showed growing product revenue (circa 3 million US dollars) and profit in 2004. The Board of Software AG expects to accelerate this trend and thus the acquisition to be accretive in terms of revenue and net profit from the first year.

Note: The German language version is legally binding.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

PRESS RELEASE

Ad hoc disclosure

Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

Darmstadt, Germany, 19.11.2004

Software AG has appointed Dr. Peter Kürpick to the Board of Directors with responsibility for the "XML Business Integration" division, to further expand this strategic business unit. The appointment takes effect on April 1, 2005. As Chief Technology Officer Dr. Kürpick will be responsible for Software AG's integration business.

The full XML Business Integration business line will report directly to Dr. Kürpick, whose responsibilities will include R&D and product marketing.

As Senior Vice President of a major NetWeaver development division at SAP, the 38 year old is currently responsible for the development of SAP integration technology in six development centers across the world. Dr. Kürpick has a deep understanding of the development of application and systems software. He also has extensive experience in product marketing, the development of go-to-market strategies, in running customer projects, and the management of international business units.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Ad hoc disclosure:
Software AG aligns R&D with Business Lines – CTO resigns

Darmstadt, 23.07.2004

Software AG CEO, Karl-Heinz Streibich, is focusing the company on two strategic business lines. Product development for Enterprise Transaction Systems (Adabas and Natural) and XML Integration (EntireX and Tamino) will be individually managed and aligned with the respective business line.

In the first half of 2004, marketing and product management for both business lines were established and given a global focus. At the same time, global R&D resources were reorganized. The development centers and departments are as a result, well prepared for future tasks. Two chief technology officers (CTO) will be appointed to manage the individual R&D resources per business line and will become members of an extended management board at Software AG.

Focusing R&D on the specific requirements of different market segments will support the dynamic development of the product portfolio, and allow for closer cooperation with product management. In the emerging market of business integration solutions, where requirements and technical options tend to change fast, time to market is a key success factor. Software AG intends to outperform this market with innovative solutions and increased partner cooperation. This requires different structures for the two business lines - the new organization will offer the desired flexibility.

In respect of the new R&D organization, Software AG CTO, Dr. Peter Mossack, today resigned his position as board member and will leave the company at the end of July. The CEO will assume board responsibility for R&D.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

Per Fax an BAFin: 01888/436-200 2 Seiten

Mitteilung nach § 15a WpHG

(Directors' Dealings)

RECEIVED

Angaben zum Mitteilungspflichtigen

NAME, Vorname	Geburtsdatum und -ort
ZINNHARDT, ARND	19.03.62 DORTMUND
Straße, PLZ, Ort, Land IM HERRNWALD 8 65779 KELKHEIM	

☐ ***Mitteilungspflichtig nach Absatz 1 Satz 1***

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
Funktion bei (bitte ankreuzen)	Veröffentlichungspflichtigem Emittenten ☐	Mutterunternehmen des veröffentlichungspflichtigen Emittenten ☐	

☐ ***Mitteilungspflichtig nach Absatz 1 Satz 2***

Beziehung (bitte ankreuzen)	Ehe- oder Eing. Lebenspartner ☐	Verwandte 1. Grades Kind ☐ Eltern ☐

Person, welche die Mitteilungspflicht nach Absatz 1 Satz 2 auslöst

NAME, Vorname,	Geburtsdatum und Ort

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
Funktion bei (bitte ankreuzen)	Veröffentlichungspflichtigem Emittenten ☐	Mutterunternehmen des veröffentlichungspflichtigen Emittenten ☐	

Veröffentlichungspflichtiger Emittent:

Name	WKN/ISIN
SOFTWARE AG	330 400

Angaben zum mitteilungspflichtigen Geschäft

WKN/ISIN	Bezeichnung (Aktie/ Wertpapier oder Recht)	Nennbetrag
330 400	Inhaberaktie	

Kauf /Verkauf	Datum	Stückzahl	Währung	Kurs/ Preis (pro St.)
K	28.10.04	1.061	€	23,55

Zusatzangaben beim Erwerb oder der Veräußerung von Rechten

Art	Underlying (WKN/ISIN)	Preismultiplikator	Versionsnummer
Basispreis	**Währung**	**Notierungsart**	**Fälligkeit**

☐ Weitere Geschäfte siehe Anlage

16.11.04 Zinnhardt

(Datum, Unterschrift des Mitteilungspflichtigen oder Erziehungsberechtigten)

Bitte fügen Sie die Unterlagen zum Geschäftsabschluss bei.

COMMERZBANK

FRANKFURT-FLUGHAFEN

60549 FRANKFURT
Telefon : 069/695800-0

Ihren Auftrag haben wir gemäß unseren Sonderbedingungen für Wertpapiergeschäfte wie nachstehend ausgeführt.
Die Wertpapiere haben wir der Abrechnung entsprechend gebucht.
Wir bitten Sie, diese Abrechnung auf ihre Richtigkeit und Vollständigkeit zu überprüfen und etwaige Einwendungen unverzüglich zu erheben.

IHR ANSPRECHPARTNER:

Herr Seiler
Telefon: 069/13623831

621/C003/0002627/28//60327-10.04/0,55EUR

40074 010

Arnd Zinnhardt und Frau
Claudia Frink-Zinnhardt
Im Herrnwald 8

65779 Kelkheim

Depotnummer: 400 7412000 00

ABRECHNUNG VOM 28.10.2004

Wertpapierkauf

Geschäftsnummer	: 03 002804 bis 03 002805		
	004510028182	Rechnungsnummer	: 02004102803002804
Geschäftstag	: 28.10.2004	Börsenplatz	: XETRA

Wertpapier-Bezeichnung	**Wertpapierkennummer**
Software AG Inhaber-Aktien o.N.	330400

Ihre Order wurde wie folgt ausgeführt:

Geschäftsnr.	**Nennwert**	**Zum Kurs von**		**Kurswert**
03 002804	St. 870	EUR 23,55	EUR	20.488,50
03 002805	St. 191	EUR 23,55	EUR	4.498,05

Zusammenfassung (ggfls. gerundet)
St. 1.061 EUR 23,55

	Gesamtkurswert	: EUR	24.986,55
0,90000%	Gesamtprovision	: EUR	224,88
	Börsenentgelt	: EUR	1,50

Verrechnung über Konto	**Valuta**	**Zu Ihren Lasten**	
400 7412000 90 EUR	01.11.2004	EUR	25.212,93

Verwahrungs-Art: GIROSAMMELDEPOT
GLOBALURKUNDE, KEIN STUECKEAUSDRUCK
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Aktiengesellschaft

Diese Abrechnung wird von der Bank nicht unterschrieben
Die Leistung ist gemäß §4 Nr.8 UStG umsatzsteuerfrei. USt-Id-Nr.: DE 114 103 514

DAT.	MODUS	OPTION	ADRESSE (GRUPPE)	ERGEBNIS	SEITE
030	SPEICHER SENDEN		001888436200	OK	S. 2/2

FEHLERURSACHE
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E-2) BESETZT
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Per Fax an BAFin: 01888/436-200 2 Seiten

Mitteilung nach § 15a WpHG

(Directors' Dealings)

Angaben zum Mitteilungspflichtigen

NAME, Vorname	Geburtsdatum und -ort
ZINNHARDT, ARND	13.03.62 DORTMUND

Straße, PLZ, Ort, Land
IM HERRNWALD 8
65779 KELKHEIM

☐ ***Mitteilungspflichtig nach Absatz 1 Satz 1***

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☒	Mitglied Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
Funktion bei (bitte ankreuzen)	Veröffentlichungspflichtigem Emittenten ☐	Mutterunternehmen des veröffentlichungspflichtigen Emittenten ☐	

☐ ***Mitteilungspflichtig nach Absatz 1 Satz 2***

Beziehung (bitte ankreuzen)	Ehe- oder Eing. Lebenspartner ☐	Verwandte 1. Grades Kind ☐ Eltern ☐

Person, welche die Mitteilungspflicht nach Absatz 1 Satz 2 auslöst

NAME, Vorname,	Geburtsdatum und Ort

Funktion	Mitglied	Mitglied	Persönlich haftender

Translation from German into English: The German version is legally binding

SOFTWARE AG
THE XML COMPANY

NOTICE OF THE GENERAL SHAREHOLDERS' MEETING OF SOFTWARE AKTIENGESELLSCHAFT, DARMSTADT
Securities Identification Code (WKN) 330400
ISIN DE 0003304002

We hereby invite our shareholders to attend the

General Shareholders' Meeting

to be held on

Friday, May 13, 2005 at 10:00 am

in the Auditorium of Commerzbank AG, Grosse Gallusstr. 19, in 60311 Frankfurt am Main, Germany

Agenda:

1. **Submission of the approved annual financial statements of Software AG per December 31, 2004, the management report, as well as the approved consolidated financial statements per December 31, 2004 and the Group management report and the report of the Supervisory Board**

   The aforementioned documents are available for shareholder inspection at the offices of Software AG located at Uhlandstrasse 12, 64297 Darmstadt, Germany. Any shareholder may request copies of such documents, which will be sent out promptly and at no charge.

2. **Resolution on the use of non-appropriated balance sheet profits**

   The Executive Board and Supervisory Board recommend that from the EUR 62,955,028.39 in non-appropriated balance sheet profits, the Company distribute EUR 20,450,064 by paying a dividend of EUR 0.75 per bearer share of the registered share capital to the shareholders entitled to a dividend and that it retain the remaining EUR 42,504,964.39.

3. **Resolution on ratifying the actions of the Executive Board members for fiscal year 2004**

   The Executive Board and Supervisory Board recommend ratifying the actions taken by the members of the Executive Board for fiscal year 2004, including the actions taken by the members who retired in 2004, Dr. Peter Mossack and Gary Voight.

4. **Resolution on ratifying the actions of the Supervisory Board members for fiscal year 2004**

The Executive Board and Supervisory Board recommend ratifying the actions taken by members of the Supervisory Board for fiscal year 2004, including the actions taken by the members who retired in 2004, Dr. Peter Lex and Karl-Heinz Hageni.

5. **Appointment of the financial auditor for fiscal year 2005**

The Supervisory Board recommends appointing the auditing firm of BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, Germany, to serve as the financial auditor for fiscal year 2005.

6. **Revocation of existing authority and approval of new authority to issue warrant bonds and convertible bonds, including the simultaneous cancellation of existing conditional capital account and the creation of new conditional capital account and amendments to § 5 of the Company's Articles of Association**

The Executive Board and Supervisory Board recommend that the General Shareholders' Meeting revoke the existing authority to issue warrant bonds and convertible bonds, but to grant new authority and to adjust the conditional capital in accordance with such new authority.

The Executive Board and Supervisory Board recommend that the following resolutions be adopted:

a) Revocation of existing authority

The authority to issue warrant bonds and convertible bonds, which was granted pursuant to a resolution of the General Shareholders' Meeting on April 30, 2004, is hereby revoked.

b) Authority to issue warrant bonds and convertible bonds and to exclude preemptive rights

The Executive Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until May 12, 2010, bearer warrant bonds and/or convertible bonds with a total face value of EUR 500,000,000 and a term to maturity of no more than 15 (fifteen) years. The holders of warrant bonds may be granted option rights on, and the holders of convertible bonds conversion rights to, bearer shares of the Company having a *pro rata* amount in the registered share capital totaling up to EUR 33,000,000. These rights will be granted pursuant to the terms and conditions of the warrant bonds and convertible bonds.

In addition to euros, warrant bonds and convertible bonds may be issued in the legal currency of another OECD country (limited to the corresponding euro equivalent). The securities may also be issued by wholly-owned direct or indirect subsidiaries of Software AG. In this event, the Executive Board will be authorized, subject to the consent of the Supervisory Board, to guarantee the

warrant bonds and convertible bonds on behalf of such company and to grant the holders of warrants and convertible bonds the options to purchase and rights to convert these instruments into bearer shares of Software AG.

The statutory preemptive rights may be granted to shareholders by requiring that the financial institution or syndicate of financial institutions, acquire the warrant bonds and convertible bonds subject to the obligation to offer these instruments to the shareholders. If the warrant bonds or convertible bonds are issued by a wholly-owned direct or indirect subsidiary, then the company must ensure that the statutory preemptive rights are preserved for Software AG shareholders, unless the preemptive rights have been excluded in accordance with this authority.

The Executive Board is authorized to eliminate from the shareholders' pre-emptive right any fractional amounts yielded from the subscription ratio and to exclude the preemptive right to the extent necessary in order to grant to holders of previously issued warrants or convertible bonds the level of preemptive rights, to which they would be entitled as shareholders after the option or conversion rights are exercised or the option and conversion duties are performed.

The Executive Board is also authorized, subject to the consent of the Supervisory Board, to completely exclude the shareholders' preemptive rights to purchase warrant bonds and convertible bonds, if the Executive Board, after conducting a duly careful review, concludes that the issue price of the warrant bonds or convertible bonds is not significantly lower than the hypothetical market value calculated according to recognized financial methods. This authority to exclude the preemptive rights applies, however, only to warrant bonds and convertible bonds with option or conversion rights or with option or conversion duties on shares reflecting a *pro rata* amount of the registered share capital totaling up to EUR 8,180,025 or – if this amount should be lower – 10% of the registered share capital existing on the date that this authority is exercised (in each case, allowing for any use of other authority to sell its own shares or to issue shares from its authorized capital while excluding the preemptive rights pursuant to § 186 paragraph 3 sentence 4 of the German Stock Corporation Act).

In the event that warrant bonds are issued, each bond will include one or more warrants, which will entitle the holder to purchase bearer shares of Software AG pursuant to the terms and conditions of the warrant as stipulated by the Executive Board. With respect to the euro-denominated warrant bonds issued by Software AG, the warrant terms and conditions may provide that the warrant price may also be paid by transferring bonds and, if necessary, by making an additional cash payment. The *pro rata* amount of the registered share capital allocated to the shares, which may be purchased when a given bond is exercised, may not exceed the face value of the bond (if necessary plus any additional cash payment). In the event fractional amounts of shares are yielded when the securities are converted or exercised, the terms and conditions may provide that upon an additional payment, any such fractional amounts can be rounded up to a whole share in accordance with the warrant and bond terms and conditions.

In the event that convertible bonds are issued, the holders will be granted the right to convert their bonds into bearer shares of Software AG in accordance with the bond terms and conditions stipulated by the Executive Board. The conversion ratio is computed by dividing the face value or the issue price below the face

value of the bond by the fixed conversion price for a single share of the Company and may be rounded up or down to a whole number. Furthermore, an additional cash payment and an amalgamation for the non-convertible fractional amounts may be set. In accordance with the terms of authority granted hereunder, the bond terms may stipulate with respect to the conversion price a variable conversion ratio and link the conversion price to the performance of Software AG's share price during the term of the bond.

With respect to each delivery of the Company's shares, the warrant and bond terms may provide that existing shares can be delivered in lieu of new shares.

The stipulated option or conversion price for a share must equal at least 80% of the non-weighted average closing price of Software AG shares as quoted in the Xetra-trading system of the Frankfurt Stock Exchange or any comparable successor system during a benchmark period of three to ten trading days prior to the date on which the Executive Board adopted the resolution to issue the warrant bonds or convertible bonds or – in the event a preemptive right is granted, then at least 80% of the non-weighted closing price of Software AG shares as quoted in the Xetra-trading system of the Frankfurt Stock Exchange or any comparable successor system during the days in which the preemptive rights to the option or conversion rights are traded on the Frankfurt Stock Exchange, except of the last two trading days of the rights trading. Section 9 paragraph 1 of the Stock Corporation Act will continue to apply.

Notwithstanding § 9 paragraph 1 of the Stock Corporation Act, the option or conversion price may, based on an anti-dilution clause, be reduced under the more specific terms relating to the option and conversion, where the Company, during the option or conversion period, increases its share capital while granting an exclusive preemptive right to its shareholders or increases its share capital through a capital increase from its own treasury stock or issues or guarantees additional warrant bonds or convertible bonds and the holders of existing warrant bonds or convertible bonds are not granted preemptive rights in the manner in which he or she would have been entitled upon exercising the options or the conversion rights. The reduction of the option or conversion price may be effected through a cash payment when the option or conversion right is exercised or when the option or conversion duties are discharged. The terms and conditions of the warrant and convertible bonds may also provide for an adjustment to the option or conversion rights or the option or conversion duties in the event the Company's capital is reduced or other extraordinary actions or events arise (such as unusually high dividends, transfer of control to a third party). A standard market adjustment to the option or conversion price may be stipulated in the event a third party acquires control of the Company.

The option or conversion terms and conditions could provide the Company with the right, in the event bonds are converted or warrants exercised, not to grant any shares or only a limited number of shares, but rather to pay a sum of money based on the number of shares, which would otherwise be delivered, valued according to the non-weighted closing price of the Software AG shares as quoted in the Xetra-trading system of the Frankfurt Stock Exchange or in a comparable successor system during a benchmark period of three to ten trading days prior to or after the notice of conversion or exercise or – instead of shares of the Company – the shares of another listed company, in some cases requiring an additional cash payment.

The option or bond terms and conditions could also stipulate a duty to convert or a duty to convert at the end of the term or at another point in time or provide the Company with the right, upon maturity of the warrant bonds or convertible bonds, to grant the bond creditors, either in whole or in part, shares of the Company or of another publicly listed company in lieu of a payment of the monetary sum owed. The Company will be deemed to have discharged its option exercise or conversion duty within the meaning of this authorization, if it exercises any such right to demand the delivery of its shares. In this case, the above rules concerning the option and conversion price shall govern, whereby as an exception thereto, the option and bond terms and conditions in this case could also provide that the option or conversion price for a share of the Company be at least 80% of the non-weighted average closing price of the Software AG shares as quoted in the Xetra-trading system of the Frankfurt Stock Exchange or in a comparable successor system during a benchmark period of three to twenty trading days prior to the day on which the option or conversion bonds mature. Section 9 paragraph 1 of the Stock Corporation Act will continue to apply.

The Executive Board is authorized, subject to the Supervisory Board's consent, to stipulate details regarding the issue and the features of the warrant bonds and/or convertible bonds (including interest rate, issue price, term and denomination, anti-dilution clauses, and options and conversion periods), together with the conversion and option price and the benchmark period within the aforementioned parameters or to stipulate such items in agreement with the governing bodies of Software AG's subsidiaries that issue the warrant bonds or the convertible bonds.

c) Conditional capital

The conditional capital account stipulated in § 5 paragraph 4 of the Company's Articles of Association will be cancelled and replaced with the following arrangement.

The registered share capital will be increased conditionally up to EUR 33,000,000 through the issuance of up to 11,000,000 bearer shares, each representing a *pro rata* amount of the registered share capital equal to EUR 3.

The conditional capital increase will permit the granting of options and the agreement on duties under the option terms and conditions with the holders of the warrants under the warrant bonds or conversion rights and duties under the bond terms and conditions to be agreed with holders of the convertible bonds, which are issued on or before May 12, 2010 by Software AG or by a direct or indirect wholly-owned subsidiary of Software AG pursuant to the authority granted under item b). The exercise by Software AG of its right to insist on the delivery of its shares as a total or partial substitute for paying the monetary sums due is to be deemed a discharge of its option and conversion duty. The new shares will be issued at the option or conversion price to be set in accordance with this authorization. The conditional capital increase will be carried out only to the extent required when the holders of the warrants or convertible bonds exercise their options or conversion rights or when the option or conversion duties arise. The new shares will have profit participation rights beginning in the fiscal year in which they are created. The Executive Board is authorized, with the consent of the Supervisory Board, to stipulate any additional details concerning the implementation of the conditional capital increase.

The Supervisory Board is authorized to amend the language of Section 5, paragraph 4 of the Articles of Association in accordance with the relevant issue of subscription shares and to make any and all amendments to the Articles connected therewith, provided they affect the language only. The same applies in the event that the authority to issue warrant bonds or convertible bonds is not exercised upon the expiration of the authorization period or in the event that the conditional capital is not used following the expiration of the periods for exercising the option or conversion rights or for discharging the conversion or option duties.

d) Section 5 paragraph 4 of the Articles of Association will be deleted and the following new language inserted in paragraph 4:

"The registered share capital shall be conditionally increased by up to an additional nominal amount of EUR 33,000,000, divided into 11,000,000 bearer shares each having a notional amount of the registered share capital of EUR 3. The conditional capital increase will be carried out only to the extent that the holders of the warrants from the option bonds or of the conversion rights from the convertible bonds, which are issued by Software AG or a wholly-owned direct or indirect subsidiary of Software AG on the basis of the authorization approved by the General Shareholders' Meeting of May 13, 2005, exercise their option or conversion rights or satisfy an option duty or a conversion duty (also in the event the Company exercises its right of election). The new shares will have profit participation rights beginning in the fiscal year in which they are created. The Executive Board is authorized, subject to the consent of the Supervisory Board, to stipulate additional details concerning the implementation of the conditional capital increase."

7. **Authorization to acquire own shares**

The Executive Board and Supervisory Board propose that the following resolution be adopted:

a) The Company is authorized to purchase on or before November 12, 2006 Company shares having a *pro rata* interest in the registered share capital totaling up to EUR 8,180,025.

b) The Company shares may be purchased on the open stock market or through public purchase offer directed to all shareholders of the Company.

If the shares are purchased on the open stock market, then the consideration for the purchase of a share (not including the incidental purchasing costs) may not exceed by more than 10% or fall short by more than 10% of the average listed price of the Company's shares – non-weighted average closing price of the Software AG shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or in a comparable successor system – on the five trading days prior to the purchase or the obligation to purchase the shares.

If the shares are purchased on the basis of a public purchase offer, then the consideration for the purchase of a share (not including incidental purchasing costs) may exceed by up to 20% or fall below by up to 20% of the average listed price of the Company's shares – non-weighted average closing price of

the Software AG shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or in a comparable successor system – on the fifth to ninth trading days prior to publication of the offer. The offer may stipulate a preferential acceptance of a fewer number of shares of up to 100 units per shareholder.

c) The Executive Board is authorized, subject to the Supervisory Board's consent, to sell the acquired own shares in a manner other than via the stock market or by offering them to all shareholders, if the shares are sold against cash payments at a price that is not significantly below the listed stock market price of Company shares, which have the same terms and features as of the date of the sale. This authorization shall be limited to shares having a total *pro rata* interest in the registered share capital not exceeding EUR 8,180,025. This quantitative cap will be lowered by the *pro rata* interest in the registered share capital attributable to those shares that are issued during the term of this authorization in connection with a capital increase that excludes shareholder preemptive rights under § 186 paragraph 3 sentence 4 of the German Stock Corporation Act (*Aktiengesetz* or "AktG"). This quantitative cap will also be lowered by the *pro rata* interest in the registered share capital attributable to those shares that are issued to cover the warrant bonds and convertible bonds (containing option or conversion rights or conversion duties), provided that the bonds are issued during the term of this authorization and shareholder preemptive rights are excluded under § 186 paragraph 3 sentence 4 German Stock Corporation Act. The governing stock market price within the meaning of this paragraph shall be the average listed price of the Company shares – non-weighted average closing price of the Software AG shares as quoted in the Xetra trading system of the Frankfurt Stock Exchange or in a comparable successor system – on the last five trading days prior to the sale.

d) The Executive Board is also authorized, subject to the Supervisory Board's consent, to take the following actions in relation to the acquired own shares while excluding the shareholders' preemptive rights:

(i) sell the shares to third parties, provided such sale takes place for purposes of acquiring enterprises, parts of enterprises and/or interests in enterprises; or

(ii) offer the shares for purchase by the Executive Board members and senior executives of the Company and affiliated companies as part of the Company's Executive Board member and senior executive stock option plan as approved by the General Shareholders' Meeting (Agenda Item 8.b) held on April 27, 2001;

(iii) in compliance with the terms of the bonds, deliver the shares to the holders of warrants or convertible bonds that were issued by the Company or by a wholly-owned direct or indirect subsidiary of the Company.

e) Furthermore, in the event of a sale of acquired own shares by way of an offering to all shareholders, the Executive Board will be authorized, subject to the Supervisory Board's consent, to grant the holders of the warrants and

convertible bonds that were issued by the Company or a wholly-owned direct or indirect subsidiary of the Company, a preemptive right on the shares equivalent to that to which they would be entitled after exercising the option or conversion right or satisfying the option or conversion duty.

f) Moreover, the Executive Board is authorized, subject to the Supervisory Board's consent, to redeem the acquired own shares without any additional resolution by the General Shareholders' Meeting, in whole or in part, or in increments.

g) This authorization to purchase or use the Company's own shares may be exercised either in whole or in part (and in the latter case, more than once). The Company's own shares may be purchased for one or more of the aforementioned purposes.

h) The authorization to purchase the Company's own shares, which currently exists based on the shareholders' resolution adopted April 30, 2004 (Agenda Item 8: Authority to purchase own shares) and which expires on October 29, 2005, is revoked.

Darmstadt, March 2005

s o f t w a r e a g

Executive Board

SOFTWARE AG
THE XML COMPANY

THE GENERAL SHAREHOLDERS' MEETING OF
SOFTWARE AKTIENGESELLSCHAFT, DARMSTADT
Securities Identification Code (WKN) 330400
ISIN DE 0003304002

Friday, April 30, 2004 at 10:00am

in the Auditorium of Commerzbank AG, Grosse Gallusstr. 19,
in 60311 Frankfurt am Main, Germany

<u>A g e n d a:</u>

1. **Submission of the approved annual financial statements of Software AG per December 31, 2003, the management report, as well as the consolidated financial statements per December 31, 2003 and the Group management report and the report of the Supervisory Board**

   The aforementioned documents are available for shareholder inspection at the offices of Software AG located at Uhlandstrasse 12, 64297 Darmstadt. Interested shareholders may also request a free copy of our annual report, which contains the consolidated financial statements, at the address mentioned above.

2. **Remark to the disposition of profits**

   The proposal of the administration for the dispositions of profits has to be dropped due to the lack of net earnings. The loss will be carried forward for new account.

3. **Resolution ratifying the actions of the Executive Board members for fiscal year 2003**

   The Executive Board and Supervisory Board recommend ratifying the actions taken by the members of the Executive Board for fiscal year 2003, including the actions taken by the members who retired in 2003, Dr. Detlef Purschke and Karl Heinz Achinger.

4. **Resolution ratifying the actions of the Supervisory Board members for fiscal year 2003**

   The Executive Board and Supervisory Board recommend ratifying the actions taken by members of the Supervisory Board for fiscal year 2003.

5. **New election to the Supervisory Board**

   The Supervisory Board is constituted pursuant to §§ 96, 101 of the German Stock Corporation Act [*Aktiengesetz*] and § 76 of the German Labor-Management Relations

Act [*Betriebsverfassungsgesetz* 1952]. Pursuant to the Company's Articles of Association, the Board is composed of six members. Four of these members shall be elected by the shareholders, who are not bound the nominations made.

The term of office for Dr. Peter Lex, who has been a member of the Supervisory Board since January 1, 1999, will end upon conclusion of this General Shareholders' Meeting.

The Supervisory Board recommends to elect

Dr. Ing. Andreas Bereczky, Director of Production,

place of residence 52249 Eschweiler.

Dr. Bereczky does not hold other supervisory board positions.

6. Appointment of the financial auditor for fiscal year 2004

The Supervisory Board recommends appointing the auditing firm of BDO Deutsche Warentreuhand Aktiengesellschaft, Frankfurt am Main, to serve as the financial auditor for fiscal year 2004.

7. Revocation of existing authority and approval of new authority to issue warrant bonds and convertible bonds, including the simultaneous cancellation of existing conditional capital account and the creation of new conditional capital account and amendments to § 5 of the Company's Articles of Association

The Executive Board and Supervisory Board recommend that the General Shareholders' Meeting revoke the existing authority to issue warrant bonds and convertible bonds, but to grant new authority and to adjust the conditional capital in accordance with such new authority.

The Executive Board and Supervisory Board recommend that the following resolutions be adopted:

a) Revocation of existing authority

The authority to issue warrant bonds and convertible bonds, which was granted pursuant to a resolution of the General Shareholders' Meeting on April 27, 2001, is hereby revoked.

b) Authority to issue warrant bonds and convertible bonds and to exclude preemptive rights

The Executive Board is authorized, subject to the consent of the Supervisory Board, to issue on one or more occasions until April 29, 2009, bearer warrant bonds and/or convertible bonds with a total face value of EUR 500,000,000 and a term to maturity of no more than 15 (fifteen) years. The holders of warrant bonds may be granted option rights on, and the holders of convertible bonds conversion rights to, bearer shares of the Company having a *pro rata* amount in the registered share capital totaling up to EUR 36,000,000. These rights will be granted pursuant to the terms and conditions of the warrant bonds and convertible bonds.

In addition to euros, warrant bonds and convertible bonds may be issued in the legal currency of another OECD country (limited to the corresponding euro equivalent). The securities may also be issued by wholly-owned direct or indirect subsidiaries of Software AG. In this event, the Executive Board will be authorized, subject to the consent of the Supervisory Board, to guarantee the warrant bonds and convertible bonds on behalf of such company and to grant the holders of warrants and convertible bonds the options to purchase and rights to convert these instruments into bearer shares of Software AG.

The statutory preemptive rights may be granted to shareholders by requiring that the financial institution or syndicate of financial institutions, acquire the warrant bonds and convertible bonds subject to the obligation to offer these instruments to the shareholders. If the warrant bonds or convertible bonds are issued by a wholly-owned direct or indirect subsidiary, then the company must ensure that the statutory preemptive rights are preserved for Software AG shareholders, unless the preemptive rights have been excluded in accordance with this authority.

The Executive Board is authorized to eliminate from the shareholders' pre-emptive right any fractional amounts yielded from the subscription ratio and to exclude the preemptive right to the extent necessary in order to grant to holders of previously issued warrants or convertible bonds the level of preemptive rights, to which they would be entitled as shareholders after the option or conversion rights are exercised or the option and conversion duties are performed.

The Executive Board is also authorized, subject to the consent of the Supervisory Board, to completely exclude the shareholders' preemptive rights to purchase warrant bonds and convertible bonds, if the Executive Board, after conducting a duly careful review, concludes that the issue price of the warrant bonds or convertible bonds is not significantly lower than the hypothetical market value calculated according to recognized financial methods. This authority to exclude the preemptive rights applies, however, only to warrant bonds and convertible bonds with option or conversion rights or with option or conversion duties on shares reflecting a *pro rata* amount of the registered share capital totaling up to EUR 8,180,025 or – if this amount should be lower – 10% of the registered share capital existing on the date that this authority is exercised (in each case, allowing for any use of other authority to sell its own shares or to issue shares from its authorized capital while excluding the preemptive rights pursuant to § 186 paragraph 3 sentence 4 of the German Stock Corporation Act).

In the event that warrant bonds are issued, each bond will include one or more warrants, which will entitle the holder to purchase bearer shares of Software AG pursuant to the terms and conditions of the warrant as stipulated by the Executive Board. With respect to the euro-denominated warrant bonds issued by Software AG, the warrant terms and conditions may provide that the warrant price may also be paid by transferring bonds and, if necessary, by making an additional cash payment. The *pro rata* amount of the registered share capital allocated to the shares, which may be purchased when a given bond is exercised, may not exceed the face value of the bond (if necessary plus any additional cash payment). In the event fractional amounts of shares are yielded when the securities are converted or exercised, the terms and conditions may provide that upon an additional payment, any such fractional amounts can be

rounded up to a whole share in accordance with the warrant and bond terms and conditions.

In the event that convertible bonds are issued, the holders will be granted the right to convert their bonds into bearer shares of Software AG in accordance with the bond terms and conditions stipulated by the Executive Board. The conversion ratio is computed by dividing the face value or the issue price below the face value of the bond by the fixed conversion price for a single share of the Company and may be rounded up or down to a whole number. Furthermore, an additional cash payment and an amalgamation for the non-convertible fractional amounts may be set. In accordance with the terms of authority granted hereunder, the bond terms may stipulate with respect to the conversion price a variable conversion ratio and link the conversion price to the performance of Software AG's share price during the term of the bond.

With respect to each delivery of the Company's shares, the warrant and bond terms may provide that existing shares can be delivered in lieu of new shares.

The stipulated option or conversion price for a share must equal at least 80% of the non-weighted average closing price of Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or any comparable successor system during a benchmark period of three to ten trading days prior to the date on which Executive Board adopted the resolution to issue the warrant bonds or convertible bonds or – in the event a preemptive right is granted, then at least 80% of the non-weighted closing price of Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or any comparable successor system during the days in which the preemptive rights to the option or conversion rights are traded on the Frankfurt Stock Exchange, except of the last two trading days of the rights trading. Section 9 paragraph 1 of the Stock Corporation Act will continue to apply.

Notwithstanding § 9 paragraph 1 of the Stock Corporation Act, the option or conversion price may, based on an anti-dilution clause, be reduced under the more specific terms relating to the option and conversion, where the Company, during the option or conversion period, increases its share capital while granting an exclusive preemptive right to its shareholders or increases its share capital through a capital increase from its own treasury stock or issues or guarantees additional warrant bonds or convertible bonds and the holders of existing warrant bonds or convertible bonds are not granted preemptive rights in the manner in which he or she would have been entitled upon exercising the options or the conversion rights. The reduction of the option or conversion price may be effected through a cash payment when the option or conversion right is exercised or when the option or conversion duties are discharged. The terms and conditions of the warrant and convertible bonds may also provide for an adjustment to the option or conversion rights or the option or conversion duties in the event the Company's capital is reduced or other extraordinary actions or events arise (such as unusually high dividends, transfer of control to a third party). A standard market adjustment to the option or conversion price may be stipulated in the event a third party acquires control of the Company.

The option or conversion terms and conditions could provide the Company with the right, in the event bonds are converted or warrants exercised, not to grant any shares or only a limited number of shares, but rather to pay a sum of money based on the number of shares, which would otherwise be delivered, valued

according to the non-weighted closing price of the Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or in a comparable successor system during a benchmark period of three to ten trading days prior to or after the notice of conversion or exercise or – instead of shares of the Company – the shares of another listed company, in some cases requiring an additional cash payment.

The option or bond terms and conditions could also stipulate a duty to convert or a duty to convert at the end of the term or at another point in time or provide the Company with the right, upon maturity of the warrant bonds or convertible bonds, to grant the bond creditors, either in whole or in part, shares of the Company or of another publicly listed company in lieu of a payment of the monetary sum owed. The Company will be deemed to have discharged its option exercise or conversion duty within the meaning of this authorization, if it exercises any such right to demand the delivery of its shares. In this case, the above rules concerning the option and conversion price shall govern, whereby as an exception thereto, the option and bond terms and conditions in this case could also provide that the option or conversion price for a share of the Company be at least 80% of the non-weighted average closing price of the Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or in a comparable successor system during a benchmark period of three to twenty trading days prior to the day on which the option or conversion bonds mature. Section 9 paragraph 1 of the Stock Corporation Act will continue to apply.

The Executive Board is authorized, subject to the Supervisory Board's consent, to stipulate details regarding the issue and the features of the warrant bonds and/or convertible bonds (including interest rate, issue price, term and denomination, anti-dilution clauses, and options and conversion periods), together with the conversion and option price and the benchmark period within the aforementioned parameters or to stipulate such items in agreement with the governing bodies of Software AG's subsidiaries that issue the warrant bonds or the convertible bonds.

c) Conditional capital

The conditional capital account stipulated in § 5 paragraph 4 of the Company's Articles of Association will be cancelled and replaced with the following arrangement.

The registered share capital will be increased conditionally up to EUR 36,000,000 through the issuance of up to 12,000,000 bearer shares, each representing a *pro rata* amount of the registered share capital equal to EUR 3.

The conditional capital increase will permit options to be granted and option duties under the option terms and conditions to be agreed with the holders of the warrants under the warrant bonds or conversion rights and duties under the bond terms and conditions to be agreed with holders of the convertible bonds, which are issued on or before April 29, 2009 by Software AG or by a direct or indirect wholly-owned subsidiary of Software AG pursuant to the authority granted under item b). The exercise by Software AG of its right to insist on the delivery of its shares as a total or partial substitute for paying the monetary sums due is to be deemed a discharge of its option and conversion duty. The new shares will be issued at the option or conversion price to be set in accordance with this authorization. The conditional capital increase will be carried out only to the

extent required when the holders of the warrants or convertible bonds exercise their options or conversion rights or when the option or conversion duties arise. The new shares will have dividend rights beginning in the fiscal year in which they are created. The Executive Board is authorized, with the consent of the Supervisory Board, to stipulate any additional details concerning the execution of the conditional capital increase.

The Supervisory Board is authorized to amend the language of Section 5, paragraph 4 of the Articles of Association in accordance with the relevant issue of subscription shares and to make any and all amendments to the Articles connected therewith, provided they affect the language only. The same applies in the event that the authority to issue warrant bonds or convertible bonds is not exercised upon the expiration of the authorization period or in the event that the conditional capital is not used following the expiration of the periods for exercising the option or conversion rights or for discharging the conversion or option duties.

d) Section 5 paragraph 4 of the Articles of Association will be deleted and the following new language inserted in paragraph (4):

> *"The registered share capital shall be conditionally increased by up to an additional nominal amount of EUR 36,000,000, divided into 12,000,000 bearer shares each having a notional amount of the registered share capital of EUR 3. The conditional capital increase will be carried out only to the extent that the holders of the warrants from the option bonds or of the conversion rights from the convertible bonds, which are issued by Software AG or a wholly-owned direct or indirect subsidiary of Software AG on the basis of the authorization approved by the General Shareholders' Meeting of April 30, 2004, exercise their option or conversion rights or satisfy an option duty or a conversion duty (also in the event the Company exercises its right of election). The new shares will have dividend rights beginning in the fiscal year in which they are created. The Executive Board is authorized, subject to the consent of the Supervisory Board, to stipulate additional details concerning the execution of the conditional capital increase."*

Executive Board Report to the General Shareholders' Meeting pursuant to §§ 221 paragraph 4 sentence 2, 186 paragraph 4 sentence 2 of the Stock Corporation Act relating to agenda item 7

The proposed authority to issue warrant bonds and/or convertible bonds with an aggregate face value of up EUR 500,000,000 and to create the related conditional capital account of up to EUR 36,000,000 should enhance Software AG's opportunities (explained in greater detail below) for financing their business activities and enable the Executive Board, with the consent of the Supervisory Board, to make flexible and timely financing decisions in the best interests of the Company, particularly in the event of favorable capital market conditions.

As a general rule, shareholders have at law a preemptive right to purchase the warrant bonds and convertible bonds (§ 221 paragraph 4 in connection with § 186 paragraph 1 Stock Corporation Act). In order to facilitate the process, the Company will have an opportunity to issue the options and convertible bonds to a financial institution or a syndicate of financial institutions, which would be obligated to offer the shareholders the right to purchase the bonds in accordance with their preemptive

rights (indirect preemptive right within the meaning of § 186 paragraph 5 Stock Corporation Act). The exclusion of the preemptive right with respect to fractional amounts will enable the Company to use whole numbers under the proposed authorization. This will simplify the handling of the shareholders' preemptive rights. The exclusion of the preemptive right for the benefit of the holders of previously issued conversion and option rights has the advantage that the conversion or option price for the previously issued conversion or option right does not need to be reduced, thereby generating higher positive cash flow. The Company has currently not issued any conversion or option rights, but it is conceivable that the Company will make use of its authority on several successive occasions during the term of these instruments. Both cases of a preemptive rights exclusion are in the interests of the Company and its shareholders.

The issue price for the new shares must be at least 80% of the Stock Exchange price as calculated close to the time the warrant bonds and convertible bonds were issued. In the event of an option or conversion duty (including the delivery of shares once the Company has exercised its relevant right of election), a different benchmark period may be selected, which is linked to the maturity date of the bond. By virtue of an opportunity to charge a premium (which could increase after the term of the warrant bonds or convertible bonds expires), the situation is created whereby the terms of the convertible bonds and the warrant bonds can take into account the relevant conditions on the capital markets at the time of their issue.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to completely exclude the shareholders' preemptive rights, if the warrant or convertible bonds are issued at a price that is not significantly below the market value of such bonds. This provides the Company with an opportunity to quickly exploit on short notice favorable market conditions, and by setting the terms according to the market demand, obtain better terms on interest rates, the option or conversion price and the issue price of the warrant bonds and convertible bonds.

The setting of terms based on market conditions and a smooth placement would be impossible, if preemptive rights were retained. Section 186 paragraph 2 of the Stock Corporation Act does permit the subscription price to be published (thereby establishing the terms for such convertible or warrant bonds) on or before the third to last day of the subscription period. However, given frequent volatility witnessed on the stock markets, there is nevertheless a market risk for several days, which leads to uncertainty discounts factored into the bonds terms, thereby making them less related to actual market conditions. Where a preemptive right exists, a successful placement with third parties is put at risk and additional expenses are triggered because of the uncertainty surrounding the exercise of the preemptive rights (subscriber conduct). In the end, if a preemptive right is granted, the Company will be unable to rapidly react to changes in the market because of the length of the subscription period, but is instead exposed to declining share prices during the subscription period, which could produce poor equity capital procurement prospects for the Company.

In accordance with § 221 paragraph 4 sentence 2 of the Stock Corporation Act, the rule of § 186 paragraph 3 sentence 4 of the Stock Corporation Act shall apply *mutatis mutandis* in the event that the preemptive right is completely excluded. The resolutions must adhere to the limits on the pre-emptive rights exclusion, which equals 10% of the registered share capital. Section 186 paragraph 3 sentence 4 of the Stock Corporation Act also provides that the issue price may not be significantly lower than the stock market price. This rule is intended to ensure that the value of the share is not significantly diluted. Whether or not such a dilution effect will occur when

convertible bonds or warrant bonds are issued in the absence of preemptive rights can be computed by calculating the hypothetical stock market price of the warrant or convertible bonds using recognized financial methods and then comparing that figure with the issue price.

If, after a duly careful review, this issue price is only slightly lower than the hypothetical stock market price at the time that the convertible or warrant bonds are issued, then in accordance with the purpose and meaning of the rule set forth in § 186 paragraph 3 sentence 4 Stock Corporation Act, given the only slight discount the preemptive rights exclusion will be permitted. Consequently, the resolution provides that prior to the issue of the convertible bonds or option bonds, the Executive Board must, after conducting a duly careful review, reach the conclusion that the stipulated issue price will not lead to any appreciable dilution of the share value. Accordingly, since the notional market value of the preemptive right would drop to almost zero, the shareholders would not incur any significant economic detriment as a result of the pre-emptive rights exclusion. If the Executive Board deems it reasonable in any given situation to seek professional advice, it may do so by relying on the support of experts. Thus, the underwriting banks involved in the offering could provide suitable assurances to the Executive Board that no appreciable dilution of the value of the shares is expected. This fact may also be confirmed by an independent investment bank or an independent expert.

Irrespective of such a review by the Executive Board, where a book-building procedure is conducted, it will guarantee that the terms will be set based on market conditions and no appreciable dilution will occur. Under this procedure, the warrant bonds and convertible bonds are indeed offered at a fixed issue price, but the individual terms and conditions of the warrant bonds or convertible bonds (e.g., interest rate and conversion and option price) will be set on the basis of the purchase solicitations made by investors, so that the total value of the bonds can be established according to market. This procedure ensures that the shares will not suffer an appreciable dilution in value as a result of the preemptive rights exclusion.

Furthermore, the shareholders have an opportunity to maintain their *pro rata* interests in the registered share capital of the Company, even following the exercise of the conversion and option rights, by purchasing shares on the open stock market at any time. On the other hand, the authorization to exclude the preemptive rights allows the Company to set terms according to market conditions, to ensure the highest possible certainty in placing securities with third parties and to exploit favorable market conditions when they arise.

The Executive Board's report to be provided to the General Shareholders' Meeting pursuant to §§ 221 paragraph 4 sentence 2, 186 paragraph 4 sentence 2 of the German Stock Corporation Act, which is reproduced in full above, shall be made available for inspection in the Company's offices from the date on which the General Shareholder's Meeting is called and at the General Shareholders' Meeting itself. A copy of the report shall be provided to each shareholder upon request.

8. Authorization to Acquire Own Shares

The Executive Board and Supervisory Board propose that the following resolution be adopted:

a) The Company is authorized to acquire Company shares having a *pro rata* interest in the registered share capital totaling up to EUR 8,180,025 until October 29, 2005.

b) The consideration for acquisition of a share (not including ancillary acquisition costs) may not exceed or fall short by more than 10% of the average listed price of the Company's shares – non-weighted average closing price of the Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or in a comparable successor system – on the five trading days prior to acquisition or the obligation to acquire the shares. Should the acquisition transpire on the basis of a public offering, the consideration for acquisition of a share (not including ancillary acquisition costs) may exceed the average listed price of the Company's shares – non-weighted average closing price of the Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or in a comparable successor system – on the [fifth to ninth] trading days prior to publication of the offering by up to 20% or fall short of such price by up to 10%.

c) The Executive Board is authorized, subject to the Supervisory Board's consent, to sell the acquired own shares in another manner than via the Stock Exchange or by way of an offering to all shareholders if the shares are sold against cash payments at a price that is not significantly below the listed price of Company shares with the same terms as at the date of the sale. This authorization shall be limited (crediting any use of other authorizations to issue shares from authorized capital or to issue warrant bonds/convertible bonds while excluding preemptive rights pursuant to § 186 paragraph 3 sentence 4 of the German Stock Corporation Act) to shares having a total *pro rata* interest in the registered share capital not exceeding EUR 8,180,025. The governing listed price within the meaning of the foregoing provision shall be the average listed price of the Company shares - non-weighted average closing price of the Software AG shares as quoted in the Xetra-trading segment of the Frankfurt Stock Exchange or in a comparable successor system – on the last five trading days prior to the sale.

d) The Executive Board is also authorized, subject to the Supervisory Board's consent, to perform the following actions in relation to the acquired own shares while excluding the shareholders' preemptive rights:

   (i) sell them to third parties, provided such sale takes place for purposes of acquiring enterprises, parts of enterprises and/or interest in enterprises; or

   (ii) offer them for acquisition by the Executive Board and executives of the Company and affiliated companies as part of the Company's executive stock option plan (resolution under Item 8.b) adopted by the General Shareholders' Meeting held on April 27, 2001);

(iii) in compliance with the terms of the bonds, deliver them to the holders of warrant bonds or convertible bonds that were issued by the Company pursuant to the authorization granted pursuant to agenda item 7.

e) In addition, in the event of a sale of acquired own shares by way of an offering to all shareholders the Executive Board is authorized, subject to the Supervisory Board's consent, to grant the holders of the warrant bonds and convertible bonds issued by the Company or a wholly-owned direct or indirect subsidiary of the Company a preemptive right equivalent to that to which they would be entitled following exercise of the option or conversion right or satisfaction of the option or conversion duty.

f) Moreover, the Executive Board is authorized, subject to the Supervisory Board's consent, to redeem the acquired own shares without any additional resolution by the General Shareholders' Meeting, in whole or in part, or in increments.

g) This authorization may be exercised in a given case in whole or in part. Own shares may be acquired for one or more of the aforementioned purposes.

Report by the Executive Board Pursuant to § 71 paragraph 1 No. 8 sentence 5 in conjunction with § 186 paragraph 3 sentence 4 and paragraph 4 sentence 2 of the German Stock Corporation Act in relation to Agenda Item 8

By virtue of the proposed authorization, the Company will be placed in a position to acquire until October 29, 2005 own shares up to an amount equivalent to 10% of the registered share capital as at the date of the General Shareholders' Meeting in order to realize in the interest of the Company and its shareholders the benefits associated with the acquisition of own shares. By taking this step, the Company is availing itself of § 71 paragraph 1 No. 8 of the German Stock Corporation Act and is replacing the authorization that expired on October 29, 2003 and that was granted by the General Shareholders' Meeting in 2002.

Own shares acquired will be sold via the Stock Exchange or in another appropriate manner while ensuring non-discrimination against shareholders, in particular, by making an offering to all shareholders to acquire shares. This procedure may be deviated from in the following cases:

In paragraph c), the proposed authorization first provides that the Executive Board, in application of § 186 paragraph 3 sentence 4 of the German Stock Corporation Act, may sell the acquired own shares in a manner other than via the Stock Exchange or by way of an offering to all shareholders if the own shares are sold against a cash payment and at a price that is not significantly below the governing listed price. This authorization may be used only up to an amount equivalent to 10% of the registered share capital, including use of any other authorizations to issue shares or warrant bonds/convertible bonds excluding preemptive rights pursuant to § 186 paragraph 3 sentence 4 of the German Stock Corporation Act. In compliance with § 186 paragraph 3 sentence 4 of the German Stock Corporation Act, the shareholders' interest in protection against dilution of the shares' value is taken into account.

Moreover, as a result of the fact that the placement price of the new shares is close to the listed price, each shareholder is given the possibility of acquiring the shares necessary to maintain his share ratio at virtually the same market conditions.

Pursuant to paragraph d) (i), the intent is to also authorize the Executive Board , subject to the Supervisory Board's consent, to sell the acquired own shares to third parties, excluding the shareholders' preemptive rights, provided this takes place for purposes of the acquisition of enterprises, parts of enterprises and/or interests in enterprises. This includes mergers with other enterprises, provided the merger takes place by way of the issue of new shares against contributions in kind for purposes of the acquisition of enterprises, parts of enterprises or interests in enterprises. The Executive Board should thus be put in a position to use Company shares as consideration in appropriate individual cases under such circumstances.

Thus, in addition to the existing possibility of utilizing the authorized capital, the Company should be given the possibility of reacting quickly and successfully to advantageous offers or to opportunities that present themselves to acquire enterprises, parts of enterprises or interests in enterprises. The Company does business in the market for the development of system software, which is characterized principally by US competition. On the US market, the acquisition of enterprises or interests is frequently not settled in cash, but rather by way of a share swap. In Germany as well, this has since become an established form of transaction.

The option of reselling shares that have been bought back, which is the objective of the authorization, seeks to take advantage of these possibilities. In competing with other companies in the same industry, which also have the option of using shares as their "acquisition currency", this serves to maintain and increase the competitiveness and expansion of the Company's own portfolio. In addition, compared to the provision of cash, the possibility of furnishing shares for the acquisition of enterprises or interests in enterprises can turn out to be the most beneficial form of financing for the Company. This is because it protects liquidity, and is thus also in the shareholders' interests.

The Company also has authorized capital for the acquisition of enterprises, parts of enterprises or interests (§ 5 paragraph 5 of the Articles). A decision concerning the nature of the share acquisition is made by the Executive Board with the Supervisory Board's consent. In this respect, the Executive Board and the Supervisory Board are guided solely by the shareholders' interests; the Executive Board will report to the General Shareholders' Meeting in each case.

Moreover, in paragraph d) (ii) of the authorization, the Company is supposed to be given the possibility of using own shares to service the preemptive rights as part of the Company's stock option plan. Section 71 paragraph 1 No. 8 of the German Stock Corporation Act refers to this extent to the requirement pursuant to § 193 paragraph 2 No. 4 of the German Stock Corporation Act. The existing executive stock option plan (resolution on agenda item 8.b of the General Shareholders' Meeting held on April 27, 2001) complies with these requirements. Thus, in addition to the possibility of delivering shares from conditional capital created at the General Shareholders' Meeting held on April 27, 2001, the Company's own shares may alternatively also be used for purposes of servicing such stock option plan.

Finally, in paragraph d) (iii) of the authorization, the Company is supposed to be given the possibility of using own shares to service the preemptive rights of the holders of warrant or convertible bonds that are issued based on the authorization

proposed in Agenda Item 7. Thus, instead of providing shares from conditional capital, the Company's own shares may alternatively also be used to service the preemptive rights under these bonds. The authorization covers all cases in which Company shares are to be provided pursuant to the option or bond conditions, i.e., in addition to the exercise of option or conversion rights, provision in fulfillment of option or conversion obligations or at the Company's election. In this event, the delivery of own shares avoids the dilution of shareholders that would occur in the event of delivery from conditional capital, and is therefore also in the shareholders' interests. The decision concerning the delivery of own shares or use of the conditional capital is made by the Executive Board and the Supervisory Board, taking into account solely the interests of the Company and the shareholders at the relevant time. The Executive Board will report to the General Shareholders' Meeting in each case.

Should the own shares be sold by way of a public offering to all shareholders, paragraph e) of the authorization is also supposed to create the possibility of taking the holders of option and conversion rights into account as if the rights had already been exercised. The exclusion of the preemptive rights held by holders of option or conversion rights that have already been exercised has the benefit that any necessary reduction of the option or conversion price for the option or conversion rights already issued is not required, thus overall facilitating a higher positive cash flow.

The Executive Board's report to be provided to the General Shareholders' Meeting pursuant to § 71 paragraph 1 No. 8 sentence 5 in conjunction with § 186 paragraph 3 sentence 4 and paragraph 4 sentence 2 of the German Stock Corporation Act, which is reproduced in full above, shall be made available for inspection in the Company's offices from the date on which the General Shareholder's Meeting is called and at the General Shareholders' Meeting itself. A copy of the report shall be provided to each shareholder upon request.

Darmstadt, March 2004

s o f t w a r e a g

Executive Board

Börsen-Zeitung
17. Mai 2005

software AG
THE XML COMPANY

SOFTWARE AKTIENGESELLSCHAFT, DARMSTADT

– Wertpapier-Kenn-Nr. 330400 –
– ISIN DE 0003304002 –

Dividendenbekanntmachung

Die ordentliche Hauptversammlung unserer Gesellschaft vom 13. Mai 2005 hat beschlossen, für das Geschäftsjahr 2004 eine Dividende von 0,75 Euro je dividendenberechtigter Stückaktie auszuschütten. Die Auszahlung der Dividende erfolgt nach Abzug von 20% Kapitalertragsteuer und 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (insgesamt 21,10%) ab dem 17. Mai 2005 über die Clearstream Banking AG durch die depotführenden Kreditinstitute. Zahlstelle ist die Commerzbank AG mit sämtlichen Niederlassungen.

Der Aktionär erhält von der depotführenden Bank eine Steuerbescheinigung über die einbehaltene Kapitalertragsteuer und den einbehaltenen Solidaritätszuschlag.

Das EStG sieht im § 44b-c die Erstattung der einbehaltenen Steuern (Kapitalertragsteuer und Solidaritätszuschlag) vor. Die Erstattung erfolgt durch das Bundesamt für Finanzen.

Voraussetzung für die Erstattung ist, dass neben dem Antrag ein Freistellungsauftrag oder eine Nichtveranlagungs-Bescheinigung sowie die Originalsteuerbescheinigung eingereicht werden. Die Erstattung kann bis zum 31. Dezember des Jahres, das dem Kalenderjahr folgt, in dem die Einnahmen zugeflossen sind, beantragt werden.

Ein Kreditinstitut kann als Vertreter für den Anleger den Antrag auf Erstattung der Kapitalertragsteuer und des Solidaritätszuschlags stellen. Das Kreditinstitut zahlt in diesen Fällen regelmäßig den Bruttobetrag der Dividenden an den Anleger aus und beantragt anschließend beim Bundesamt für Finanzen die Erstattung der Beträge.

Darmstadt, im Mai 2005

software ag
Der Vorstand

software AG

RECEIVED
2005 AUG 22 P 3:

Software AG, Postfach 13 02 51, D-64242 Darmstadt

Bundesanstalt für Finanzdienstleistungsaufsicht
Wertpapieraufsicht / Asset Management
Frau Kaszner
Lurgiallee 12

60439 Frankfurt

Darmstadt, 22. Juli 2005

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Sehr geehrte Frau Kaszner,

beigefügt erhalten Sie einen Beleg über die nach § 25 Abs. 1 WpHG notwendige Veröffentlichung bei Veränderungen der Stimmrechtsanteile.

Für Rückfragen stehe ich Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

i. A.

Sabine Unterköfler
Assistant Investor Relations

Anlage

Börsen-Zeitung, 22. Juli 2005

Software AG
THE XML COMPANY

Darmstadt

– ISIN DE0003304002 –

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die Classic Fund Management Aktiengesellschaft, Rätikonstraße 33, 9490 Vaduz, Lichtenstein, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 18. Juli 2005 die Schwelle von 5 Prozent unterschritten hat und nun 4,892 Prozent beträgt (das entspricht 1.338.815 Stimmrechten).

Darmstadt, im Juli 2005

Software AG
Der Vorstand

software AG

Software AG, Postfach 13 02 51, D-64242 Darmstadt

Bundesanstalt für Finanzdienstleistungsaufsicht
Wertpapieraufsicht / Asset Management
Frau Kaszner
Lurgiallee 12

60439 Frankfurt

Darmstadt, 25. Februar 2005

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Sehr geehrte Frau Kaszner,

beigefügt erhalten Sie einen Beleg über die nach § 25 Abs. 1 WpHG notwendige Veröffentlichung bei Veränderungen der Stimmrechtsanteile.

Für Rückfragen stehe ich Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

i. A. [signature]

Helmut Achatz
Manager Investor Relations

Anlage

Software AG
Uhlandstraße 12, D-64297 Darmstadt, Postfach 13 02 51, D-64242 Darmstadt, Tel.: +49-6151-92-0, Fax: +49-6151-92-1191, www.softwareag.com

Börsen-Zeitung
19. Februar 2005

Software AG
THE XML COMPANY

Darmstadt

– ISIN DE 0003304002 –

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die DIT Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Mainzer Landstr. 11-13, 60329 Frankfurt, Deutschland, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 11. Februar 2005 die Schwelle von 5 Prozent unterschritten hat und nun 4,94 Prozent beträgt (das entspricht 1.346.097 Stimmrechten). Davon sind dem DIT 2,28 Prozent nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen.

Darmstadt, im Februar 2005

Software AG
Der Vorstand

Software AG

Software AG, Postfach 13 02 51, D-64242 Darmstadt

Bundesanstalt für Finanzdienstleistungsaufsicht
Wertpapieraufsicht / Asset Management
Frau Kaszner
Lurgiallee 12

60439 Frankfurt

Darmstadt, 6. Januar 2005

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Sehr geehrte Frau Kaszner,

beigefügt erhalten Sie einen Beleg über die nach § 25 Abs. 1 WpHG notwendige Veröffentlichung bei Veränderungen der Stimmrechtsanteile.

Für Rückfragen stehe ich Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

i. A. [signature]

Helmut Achatz
Manager Investor Relations

Anlage

Software AG
THE XML COMPANY

Darmstadt

– ISIN DE 0003304002 –

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die DIT Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Mainzer Landstr. 11-13, 60329 Frankfurt, Deutschland, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 21. Dezember 2004 die Schwelle von 5 Prozent überschritten hat und nun 5,08 Prozent beträgt (das entspricht 1.384.573 Stimmrechten). Davon sind dem DIT 2,10 Prozent nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen.

Darmstadt, im Januar 2005

Software AG
Der Vorstand

SOFTWARE AG

Software AG, Postfach 13 02 51, D-64242 Darmstadt

Bundesanstalt für Finanzdienstleistungsaufsicht
Wertpapieraufsicht / Asset Management
Frau Kaszner
Lurgiallee 12

60439 Frankfurt

Darmstadt, 29. November 2004

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Sehr geehrte Frau Kaszner,

beigefügt erhalten Sie einen Beleg über die nach § 25 Abs. 1 WpHG notwendige Veröffentlichung bei Veränderungen der Stimmrechtsanteile.

Für Rückfragen stehe ich Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

i. A. Helmut Achatz

Helmut Achatz
Manager Investor Relations

Anlage

Freigabe 12:10

Software AG
THE XML COMPANY

Darmstadt

– ISIN DE 0003304002 –

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die DIT Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Mainzer Landstr. 11-13, 60329 Frankfurt, Deutschland, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 16. November 2004 die Schwelle von 5 Prozent unterschritten hat und nun 4,93 Prozent beträgt (das entspricht 1.344.204 Stimmrechten). Davon sind dem DIT 1,27 Prozent nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen.

Darmstadt, im November 2004

Software AG
Der Vorstand

software AG

Software AG, Postfach 13 02 51, D-64242 Darmstadt

Bundesanstalt für Finanzdienstleistungsaufsicht
Wertpapieraufsicht / Asset Management
Frau Kaszner
Lurgiallee 12

60439 Frankfurt

Vorab per Fax 02 28 / 41 08 - 31 19

Darmstadt, 3. August 2004

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Sehr geehrte Frau Kaszner,

beigefügt erhalten Sie einen Beleg über die nach § 25 Abs. 1 WpHG notwendige Veröffentlichung bei Veränderungen der Stimmrechtsanteile.

Für Rückfragen stehe ich Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

i. A. Helmut Achatz

Helmut Achatz
Manager Investor Relations

Anlage

— Börsen-Zeitung, 5. August 2004

software AG
THE XML COMPANY

Darmstadt

– ISIN DE0003304002 –

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die DIT Deutscher Investment-Trust Gesellschaft für Wertpapieranlagen mbH, Mainzer Landstr. 11-13, 60329 Frankfurt, Deutschland, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft am 15. Juli 2004 die Schwelle von 5 Prozent überschritten hat und nun 5,23 Prozent beträgt (das entspricht 1.426.000 Stimmrechten). Diese Stimmrechte sind dem DIT in vollem Umfang nach § 22 Abs. 1 Satz 1 Nr. 6 WpHG zuzurechnen (davon zwei Spezialfonds mit Miteigentumslösung, 128.000 Stimmrechte).

Darmstadt, im August 2004

Software AG
Der Vorstand

SOFTWARE AG

Software AG, Postfach 13 02 51, D-64242 Darmstadt

Bundesanstalt für Finanzdienstleistungsaufsicht
Wertpapieraufsicht / Asset Management
Lurgiallee 12

60439 Frankfurt

Darmstadt, 10. Februar 2004

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Sehr geehrte Damen und Herren,

beigefügt erhalten Sie einen Beleg über die nach § 25 Abs. 1 WpHG notwendige Veröffentlichung bei Veränderungen der Stimmrechtsanteile.

Für Rückfragen stehen wir Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

i.V.
Otmar F. Winzig
Vice President Investor Relations

i.A.
Helmut Achatz
Manager Investor Relations

Anlage

Software AG
Uhlandstraße 12, D-64297 Darmstadt, Postfach 13 02 51, D-64242 Darmstadt, Tel.: +49-6151-92-0, Fax: +49-6151-92-11-0, www.softwareag.com

Börsen-Zeitung, 10. Feb. 2004

Software AG
THE XML COMPANY

Darmstadt

– ISIN DE0003304002 –

Veröffentlichung gemäß § 25 Abs. 1 WpHG

Die Threadneedle Asset Management Limited, Signal Point, Station Road, Swindon SN1 1FE, Großbritannien, hat uns nach § 21 Abs. 1 WpHG mitgeteilt, dass ihr Stimmrechtsanteil an unserer Gesellschaft den Stand von 4,723 Prozent erreicht und damit die Schwelle von 5 Prozent unterschritten hat.

Darmstadt, im Februar 2004

Software AG
Der Vorstand

RECEIVED
2005 AUG 22 P 3:41

PRESS RELEASES

2005-07-20
Software AG announces real-time data replication solution for Adabas customers

2005-07-14
Software AG expands in Latin America

2005-06-23
Software AG announces certification of its XI Adapters for SAP® XI, integrating legacy systems with SAP NetWeaver™

2005-06-08
Software AG and Active Endpoints announce a strategic technology alliance to provide BPEL capabilities for Software AG's Enterprise Service Bus (ESB)

2005-05-17
Personnel Issue

2005-05-13
Software AG and IDS Scheer form a Strategic Partnership to deliver a Business Process Management solution within a Service Oriented Architecture

2005-04-28
Software AG increases operating income (EBIT) by 19% to €18 million in first quarter 2005 on strength of higher revenues and effective cost control

2005-04-12
Software AG achieves objectives for first quarter 2005

2005-03-09
Software AG delivers a further building block for a Service Oriented Architecture

2005-03-01
Ad hoc disclosure according to § 15 WpHG:
Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

2005-03-01
Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

2005-02-15
Software AG reports significant profit improvement in 2004

2005-01-28
Software AG recommends a dividend payment

2005-01-28
Ad hoc disclosure according to § 15 WpHG: Dividend Payment

2005-01-24
Software AG receives YES CERTIFICATION for SUSE LINUX Enterprise Server

2005-01-07
Software AG to acquire legacy integration technology company Sabratec Ltd.

2005-01-07
Ad hoc disclosure according to § 15 WpHG
Software AG to acquire integration technology company Sabratec Ltd.

2005-01-03
Personnel: Software AG names Alfred Pfaff head of SAG Systemhaus GmbH

2004-12-02
Software AG extends its integration business to include organizational processes

2004-11-19
Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

2004-11-19
Ad hoc disclosure

2004-11-10
Software AG launches platform for fast, low-cost reporting

2004-10-28
Software AG's third quarter net income doubles, license revenue up 10 percent

2004-10-21
Seven improves performance and reduces costs by migrating to Unix

2004-10-20
Commerzbank AG implements XML Business Integration from Software AG

2004-09-21
Web Services Link Trucks to Dispatch Companies

2004-08-17
Software AG restructures international organization

2004-07-29
Software AG posts second quarter growth, license revenue up 23%, net income more than trebled

2004-07-23
Software AG incorporates Research and Development into the XMLi and ETS Modernization strategic focus areas

2004-07-23
Ad hoc disclosure:
Software AG aligns R&D with Business Lines - CTO resigns

2004-07-15
Software AG to report growth in revenue and profit for Q2, 2004

2004-07-15
Software AG Enhances Tamino XML Server with Accelerated Data Access, Improved Security, and a Developer's Edition

2004-06-08
Software AG appoints SHANGHAI 5A Technology as Value Added Reseller

2004-06-07
Software AG launches New Business Integration Portfolio in Europe

2004-05-25
Software AG Joins the EAI Industry Consortium

2004-05-17
Standards-based integration helps enterprises bring the old and the new together and re-use existing IT assets

2004-04-27
Q1 Press Conference & Analyst Conference Web Casts

2004-04-27
Software AG posts a significant increase in profit and license revenue

2004-04-21
Software AG expects earnings per share of Euro 0.36 in Q1 2004

2004-04-14
Software AG sells SAP SI shares

2004-03-09
Software AG Extends its High-Speed Database to SQL Applications

2004-03-04
Software AG introduces Tamino XML Security Extensions for digital signatures for its Tamino XML Server 4.1

2004-02-20
Software AG's Adabas Takes Advantage of IBM's New 64-Bit Shared Virtual Storage Technology for Mainframe

2004-02-13
Software AG results for fiscal 2003

2003-12-15
Implementation of Adabas and Natural on Linux a Success

2003-12-09
Sony Music Entertainment Turns to Software AG

2003-12-04
Ad-hoc Release in accordance with Section 15, WpHG (German Securities Act): Software AG to focus on two product lines

2003-11-27
EntireX XML Gateway helps organizations speed business processes, improve decision-making and increase competitiveness

2003-11-26
EntireX Communicator version 7.1.1 helps Enterprises open their existing systems to other applications as Microsoft® .NET or Java™ objects

2003-11-06
Programming made quick and easy

2003-10-23
Software AG earnings rise in third quarter

2003-10-01
Change at the top at Software AG

2003-08-12
Software AG and iGate Global Solutions set up joint venture in India

2003-07-30
Software AG back in the black in Q2

2003-07-18
Karl-Heinz Streibich appointed new Chief Executive Officer of Software AG

2003-06-30
Tamino XML Server 4.1.4 now available for key system platforms

2003-06-27
Software AG converts to bearer shares

2003-06-05
Natural Construct Spectrum 4.5 for Mainframes

2003-05-20
Sun Microsystems and Software AG announce alliance to increase workgroup productivity and security

2003-05-15
Software AG supports zSeries 990 with its enterprise mainframe products

2003-05-07
Software AG and SEEBURGER AG enter into partnership

2003-04-30
Software AG Annual Stockholders' Meeting

2003-04-24

PRESS RELEASE

Personnel Issue

Darmstadt, 17.05.2005

Andreas Zeitler, Member of the Board, Software AG and Head of the Region Central Europe/Asia has decided to leave Software AG to follow new career opportunities. Karl-Heinz Streibich, CEO of Software AG, will assume responsibility for the Region Central Europe/Asia until the company has assigned a successor.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1511
Mobile: + 49 170 4522702
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Personnel: Software AG names Alfred Pfaff head of SAG Systemhaus GmbH

Darmstadt, Germany, 03.01.2005

To strengthen and further expand its German business, Software AG named Alfred Pfaff, chief representative of IBM Deutschland GmbH, to the position of managing director at SAG Systemhaus GmbH. He leads Software AG's German subsidiary as of January 1, 2005.

Pfaff's special focus will be on sales and distribution of the company's entire product portfolio. This portfolio ranges from high performance database applications and integration technology for heterogeneous applications to the implementation of local and global integration solutions, along with associated service offerings. The solutions are for selected industries and branches, such as public administration, insurance, and health care. SAG Systemhaus GmbH is Software AG's largest country subsidiary in its "Region Central Europe and Asia." In addition to German-speaking European countries, "Region Central Europe and Asia" also serves CEE states, Russia, APEC member states, and the Middle East. SAG Systemhaus GmbH is headquartered in Darmstadt, Germany, and has branch offices in Berlin, Düsseldorf, Hamburg, Munich, Nuremberg, and Stuttgart.

Prior to joining SAG Systemhaus GmbH, Pfaff was the chief representative of IBM Deutschland GmbH, where he was responsible for sales and distribution to communications and utility industries in Germany, Austria, and Switzerland. While there, he reorganized the sales and distribution group. Pfaff, who has a degree in electrical engineering, began his career in 1984 at IBM Deutschland. He has also worked at British Telekom Deutschland GmbH and CNI GmbH, now known as Vodafone-Arcor. In 1996, he returned to IBM Deutschland GmbH as director telecommunications industry. Pfaff's move to Software AG is further evidence of the importance that Software AG has in the German and European software industries, as Germany's second-largest software company.

Until Pfaff's appointment, Andreas Zeitler was responsible for Software AG's German business as managing director of SAG Systemhaus GmbH. Zeitler will continue to work on expanding the company's international business in his position as the member of the board responsible for the "Region Central Europe and Asia."

Software AG is implementing a strategy of strengthening and deepening international business. To that end, the company has hired country managing directors in order to unburden its regional board members from the additional task of managing the country subsidiaries. Dave Powell has taken over leadership of Software AG UK. Previously this position was held by Mark Edwards, member of the board responsible for "Region North America/ Northern Europe," in a dual role. In 2004, Software AG named Roberto Armiño Cuervo Managing Director of Software AG España. Until Cuervo's appointment, member of the board Christian Barrios Marchant acted as the subsidiary's managing director in addition to performing his duties as head of "Region South."

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG

PRESS RELEASE

Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

Darmstadt, Germany, 19.11.2004

Software AG has appointed Dr. Peter Kürpick to the Board of Directors with responsibility for the "XML Business Integration" division, to further expand this strategic business unit. The appointment takes effect on April 1, 2005. As Chief Technology Officer Dr. Kürpick will be responsible for Software AG's integration business.

The full XML Business Integration business line will report directly to Dr. Kürpick, whose responsibilities will include R&D and product marketing.

As Senior Vice President of a major NetWeaver development division at SAP, the 38 year old is currently responsible for the development of SAP integration technology in six development centers across the world. Dr. Kürpick has a deep understanding of the development of application and systems software. He also has extensive experience in product marketing, the development of go-to-market strategies, in running customer projects, and the management of international business units.

"We are very pleased to have won Dr. Kürpick to fill this responsible position. We are thus strengthening the strategic XML Integration business unit. We are focusing on the technical challenge of integrating existing applications and developing systems that enable a single view on all relevant information at all times," stated Karl-Heinz Streibich, Software AG CEO, on the decision to appoint Dr. Peter Kürpick. "Driving and managing the development of Software AG's integration technologies at an executive level and thus taking on business responsibility is a challenge I am looking forward to," said Dr. Kürpick, explaining his move from SAP to Germany's second largest software company.

Dr. Peter Kürpick has a Ph.D in theoretical physics. He rounded off his scientific studies with a three-year research term in the United States. He started his career as a software developer at SAP in the area of R/3 ABAP development. He also served as executive assistant to Prof. Dr. Hasso Plattner, former Co-CEO of SAP AG, before taking over his current role at SAP AG.

Software AG *provides a real-time single view of strategic business information* by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt

PRESS RELEASE

Ad hoc disclosure:
Software AG aligns R&D with Business Lines – CTO resigns

Darmstadt, 23.07.2004

Software AG CEO, Karl-Heinz Streibich, is focusing the company on two strategic business lines. Product development for Enterprise Transaction Systems (Adabas and Natural) and XML Integration (EntireX and Tamino) will be individually managed and aligned with the respective business line.

In the first half of 2004, marketing and product management for both business lines were established and given a global focus. At the same time, global R&D resources were reorganized. The development centers and departments are as a result, well prepared for future tasks. Two chief technology officers (CTO) will be appointed to manage the individual R&D resources per business line and will become members of an extended management board at Software AG.

Focusing R&D on the specific requirements of different market segments will support the dynamic development of the product portfolio, and allow for closer cooperation with product management. In the emerging market of business integration solutions, where requirements and technical options tend to change fast, time to market is a key success factor. Software AG intends to outperform this market with innovative solutions and increased partner cooperation. This requires different structures for the two business lines - the new organization will offer the desired flexibility.

In respect of the new R&D organization, Software AG CTO, Dr. Peter Mossack, today resigned his position as board member and will leave the company at the end of July. The CEO will assume board responsibility for R&D.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

INVESTOR RELATIONS CALENDAR

The group's "quiet period," during which investor-relations activities are limited, commences from the close of trading on the 21st day of the third month of the fiscal quarter for which the earnings are to be released until the quarterly earnings are publicly available.

2006

January 16-18	CA Cheuvreux German Corporate Conference, Kronberg, Germany - CFO
May 12	Annual General Shareholders' Meeting, Frankfurt, Germany

2005

November 21-23	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany - CEO
October 28	Q3 2005 financial figures
October 05-06	German Swiss Austria Opportunities One-to-One Forum, Sal Oppenheim, London, UK - CEO
September 28	HVB German Investment Conference, Munich, Germany - CEO
August 31	European Technology Conference, JP Morgan, London, UK - CFO
July 29	Analyst Conference, London, UK **12:00 p.m (CEST) / 11:00 a.m. (UK time)** Analyst Conference ■ View the live Audio-WebCast here ■ Listen to the Analyst Conference: Dial-in number (listen-only): +49 (0)69 2222 2247 +44 (0)20 7365 1850 +1 718 354 1172
July 28	H1/Q2 2005 financial figures **08:00 a.m. (CEST)** Release of H1/Q2 2005 financial figures
June 14	Roadshow Lugano, Switzerland - IR
June 13	Roadshow Paris, France - CEO
June 08	Roadshow Edinburgh, UK - IR
June 07	Pan- European Technology, Media and Telecommunications Conference, Merrill Lynch, London, UK - CEO
June 02	8th German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany - CEO **Click here for the Webcast**
June 01	European Technology Conference 2005, Credit Suisse First Boston, Barcelona, Spain - CEO

May 19	German Mid Cap Investment Conference, Deutsche Börse Group and Dresdner Kleinwort Wasserstein, New York, USA - CEO
May 13	Annual General Shareholders' Meeting, Frankfurt, Germany; view the **Webcast here**
May 10	Roadshow Frankfurt, Germany - CFO
May 03	Roadshow London, UK - CFO
April 28-29	Smith Barney Citigroup Software Conference 2005, New York, USA - CFO
April 28	Q1 2005 financial figures
April 21-22	WestLB Conference, Opportunities in German Stocks, San Francisco, USA - IR
April 14	UBS Small & MidCap Conference, London, UK - IR
March 23	Roadshow Düsseldorf, Germany - CFO
March 14	Small & MidCap Day, Corporate Conference - CeBIT 2005, Hanover, Germany
March 10	Roadshow Zurich, Switzerland - CFO
March 09	Roadshow Munich, Germany - CFO
March 01-03	Roadshow Asia - CEO
February 24	Roadshow Frankfurt, Germany - CEO
February 22	Roadshow London, UK - Member of the Executive Board / Region North America, Northern Europe
February 21	Roadshow London, UK - CFO
February 15	unaudited Q4/FY 2004 financial figures
January 20	Corporate Conference "Germany meets Spain", Caja Madrid Bolsa, Deutsche Börse AG and West LB AG, Madrid, Spain - CEO
January 19	CA Cheuvreux German Corporate Conference, Kronberg, Germany - CFO

Financial Calendar 2004, 2003

REVIEW 2004

The group's "quiet period," during which investor-relations activities are limited, commences from the close of trading on the 21st day of the third month of the fiscal quarter for which the earnings are to be released until the quarterly earnings are publicly available.

2004

December 16	Analyst Briefing Day, Darmstadt, Germany
December 02	Roadshow Paris, France - CFO
November 23	German Equity Forum, Deutsche Börse AG, Frankfurt, Germany - CEO
November 19	Roadshow Frankfurt, Germany - IR
November 16	German Technology Conference, Commerzbank AG, Frankfurt, Germany - CFO
November 09-11	Roadshow New York/Chicago/Des Moines/Denver, USA - CFO
November 03-04	Roadshow London, UK - CEO/CFO
November 01	Roadshow Frankfurt, Germany - CFO
October 28	**Q3 2004 earnings figures**
	- Publication of financial figures Q3 2004
October 19	German Mid Cap Investment Conference, Deutsche Börse AG and Dresdner Kleinwort Wasserstein, New York, USA - CFO

September 30	HVB German Investment Conference, Munich, Germany - CFO
September 22	Roadshow Vienna, Austria - CFO
September 13	Roadshow Zurich, Switzerland - CFO
September 10	WestLB Conference, New York, USA - President North America Operations
August 30-31	Roadshow Helsinki/Copenhagen/Stockholm, Scandinavia - IR
August 10	Roadshow Frankfurt, Germany - CFO
August 05	Roadshow Cologne/Düsseldorf, Germany - CFO
July 30	Roadshow London, UK - CFO
July 29	H1/Q2 2004 earnings figures Analyst Conference, London, UK

June 28-29	Roadshow London/Edinburgh, UK - CFO
June 23	Roadshow Madrid, Spain - Member of the Executive Board

June 18	SES Research Conference, Frankfurt, Germany - IR
May 20-21	Roadshow New York, USA - CEO, CFO
May 12-13	Roadshow London, UK - CFO
May 07	Roadshow Zurich, Switzerland - CFO
May 06	Roadshow Frankfurt, Germany - CFO
May 05	Roadshow Paris, France - CFO
April 30	Annual General Sharholders' Meeting, Frankfurt, Germany
April 27	Q1 2004 earnings figures Analyst Conference, Frankfurt, Germany

---

March 31	German Corporate Conference, Deutsche Bank AG, Frankfurt, Germany - CEO
March 18	Roadshow London, UK - CEO
March 11	Business Strategy and Markets Briefing Day, Software AG Headquarter, Darmstadt, Germany
March 05	Roadshow Frankfurt, Germany - CEO
February 20	Roadshow Frankfurt, Germany - CFO
February 17	Roadshow Paris, France - CEO, CFO
February 13	Q4/FY 2003 earnings figures Analyst Conference, Frankfurt, Germany
January 20	CA Cheuvreux Conference, Kronberg, Germany - CFO

Current Events

Remuneration of Supervisory Board members for fiscal 2004 is composed as follows:

in EUR	Fixed remuneration	Variable remuneration	Remuneration for committee activities	Total
Frank F. Beelitz Chairman	20,000.00	40,000.00	18,000.00	78,000.00
Karl-Heinz Achinger Deputy Chairman	15,000.00	30,000.00	14,000.00	59,000.00
Justus Mische	10,000.00	20,000.00	12,000.00	42,000.00
Reinhard Springer	10,000.00	20,000.00	3,000.00	33,000.00
Dr. Andreas Bereczky	6,667.00	13,333.00	0.00	20,000.00
Monika Neumann	5,000.00	10,000.00	4,500.00	19,500.00
Departed members of the Supervisory Board	6,667.00	13,333.00	4,500.00	24,500.00
Total	73,334.00	146,666.00	56,000.00	276,000.00

Events after the balance sheet date

Further expenditures related to restructuring measures in the amount of €7,506 thousand should be expected for fiscal 2005; these were provided for in the balance sheet as of December 31, 2004.

Software AG has acquired the Israeli company Sabratec Ltd. in full based on an agreement dated February 3, 2005. The purchase price of €5,376 thousand is to be paid in February of 2005.

In January 2005, a settlement agreement was concluded with a U.S. software company with respect to litigation. This settlement will be effected by a payment in the first quarter of 2005, already provided for in the 2004 financial statements.

Fujitsu Limited and Software AG signed an agreement on February 28, 2005, to jointly develop, market and sell a Service Oriented Architecture offering.

Fujitsu and Software AG plan to exploit their complementary technology platforms and global R&D know-how to offer a technical process with integrated meta-data storage. This will allow users to curtail development time, improve productivity and provide the flexibility necessary to respond to changing business challenges. As part of this partnership, Fujitsu and Software AG intend to launch a joint product range on the market in the summer of 2005. Software AG already sells Interstage Business Process Manager, Fujitsu's business process management solution.

Declaration on the German Corporate Governance Code

The Company published its declaration of conformity with the German Corporate Governance Code on January 28, 2005, in accordance with section 161 of the German Stock Corporation Act.

Time of release of this publication

Software AG's Executive Board approved the consolidated financial statements on February 28, 2005.

Remuneration for members of the Software AG Supervisory Board totaled €103 thousand in 2003. Members of the Executive Board received total salaries of €2.140 million. In addition, they received performance-related bonuses of €2.420 million for 2003. Former members of the Executive Board received €805 thousand, of which €313 thousand were reimbursed by an insurance company. Pension provisions for former members of the Executive Board amounted to €1.769 million.

Number of employees

The average number of employees in the Software AG Group in 2003 was 2,844. As of December 31, 2003, the Group had a total workforce of 2,703.

German Corporate Governance Code

In December 2003, the Company issued a declaration of compliance with the German Corporate Governance Code, in accordance with Section 161 of the German Stock Corporation Act (AktG).

Darmstadt, February 26, 2004
Software AG

K.-H. Streibich	C. Barrios Marchant
M. Edwards	Dr. P. Mossack
G. Voight	A. Zeitler
A. Zinnhardt	

Second Stock option plan:
163,375 subscription rights had been issued to members of the Executive Board and 566,025 subscription rights to key management staff as of the balance sheet date; however, these could not be exercised until after the balance sheet date.

The subscription price per share in exercising an option is equivalent to the average of the XETRA closing prices over the last five trading days at the Frankfurt Stock Exchange prior to the offer to grant subscription rights.

In order for the options to be exercised, the following prerequisites must be satisfied:

(1) The Group's sales must have risen at least 10 percent over the previous year's sales in the fiscal year preceding exercise of the options.

(2) The Group's profit from ordinary activities is equivalent to at least 10 percent of sales in the year prior to exercise of the option.

Terms, waiting periods and exercise intervals correspond to conditions under the First Stock Option Plan.

Remuneration of Executive Board and Supervisory Board
Starting in fiscal 2005, remuneration of the Executive Board is being restructured and will be even more closely related to corporate profits.

Beginning on January 1, 2005, two-thirds of the compensation will be directly linked to revenue, earnings and other Company targets.

A portion of variable remuneration (30 percent) will only be paid in subsequent years based on a phantom share program. The stock option plan in effect previously will not be continued.

Remuneration of former Executive Board members totaled €2,103 thousand.

Pension provisions for departed members of the Executive Board amount to €2,676 thousand.

Remuneration of active Executive Board members for fiscal 2004 is composed as follows:

€	Fixed remuneration	Variable remuneration	Other remuneration components	Total	Stock options granted
Karl-Heinz Streibich Chairman of the Executive Board	444,000.00	772,025.47	39,018.47	1,255,043.94	20,000
Mark Edwards	252,173.93	603,307.36	28,250.67	883,731.96	17,500
Arnd Zinnhardt	270,600.00	446,648.82	21,614.84	738,863.66	0
Christian Barrios Marchant	252,000.00	293,070.88	13,029.92	558,100.80	8,750
Andreas Zeitler	306,775.00	221,105.27	22,216.13	550,096.40	20,000
Departed Executive Board members	317,027.23	109,237.45	32,551.72	458,816.40	0
Total	1,842,576.16	2,445,395.25	156,681.75	4,444,653.16	66,250

There was a variable salary prepayment to the Executive Board members in fiscal 2004 in the amount of €493 thousand. Interest was not be charged.

Remuneration for members of the Software AG Supervisory Board totaled €103 thousand in 2003. Members of the Executive Board received total salaries of €2.140 million. In addition, they received performance-related bonuses of €2.420 million for 2003. Former members of the Executive Board received €805 thousand, of which €313 thousand were reimbursed by an insurance company. Pension provisions for former members of the Executive Board amounted to €1.769 million.

Number of employees

The average number of employees in the Software AG Group in 2003 was 2,844. As of December 31, 2003, the Group had a total workforce of 2,703.

German Corporate Governance Code

In December 2003, the Company issued a declaration of compliance with the German Corporate Governance Code, in accordance with Section 161 of the German Stock Corporation Act (AktG).

Darmstadt, February 26, 2004
Software AG

K.-H. Streibich	C. Barrios Marchant
M. Edwards	Dr. P. Mossack
G. Voight	A. Zeitler
A. Zinnhardt	

CORPORATE GOVERNANCE

Corporate Governance

The principles of value-oriented, transparent company management and control have become significantly more important in the analysis and valuation of listed companies. The German Federal Government has addressed this issue with the establishment of the Cromme Commission and has laid down standards in the form of the German Corporate Governance Code. An updated version was published on May 21, 2003.

In accordance with the Transparenz- und Publizitätsgesetzes (TransPuG - German Transparency and Disclosure Act) all listed companies are obliged to disclose their compliance with the recommendations of the German Corporate Governance Code and to give details of any deviations from these recommendations ("comply or explain").

In 2004, the Supervisory Board and the Management Board jointly took the last steps to fully comply with the recommendations of the German Corporate Governance Codex. The consolidated financial statements and interim reports were provided according to IFRS (International Financial Reporting Standards). The compensation of the Supervisory Board and of the Management Board shall be reported on an individual basis. A new scheme will relate a larger part of the Management Board's remuneration to the performance of the enterprise. Therefore, as of fiscal year 2005, two thirds of the compensation will be tied to revenue, profit and other company targets. Furthermore, a share (some 30%) of this variable part of the compensation will be based on a phantom share program and only paid out in future years. The former stock option program will be discontinued.

Declaration of the Management Board and of the Supervisory Board of Software AG (Darmstadt, Germany) made pursuant to § 161 of the German Stock Corporation Act ("AktG")

The Management Board and Supervisory Board hereby declare that Software AG complied with the recommendations of the German Corporate Governance Code (last amended May 21, 2003) in fiscal 2004, and that it will continue to do so in future.

Darmstadt, Germany, January 28, 2005

Management Board of Software AG	Supervisory Board of Software AG

Software AG's Corporate Compliance Officer

Otmar F. Winzig,
VP Investor Relations
Software AG
Uhlandstr. 12
D-64297 Darmstadt
Phone: +49-6151-92-1669
Fax: +49-6151-92-1933
otmar.winzig@softwareag.com

Declaration of the Management Board and Supervisory Board of Software AG (Darmstadt, Germany) made pursuant to § 161 of the German Stock Corporation Act ("AktG") and in conjunction with § 15 of the Introductory Act to the AktG ("EGAkt")

The Management Board and Supervisory Board hereby declare that Software AG complies with the recommendations of the Government Commission on the German Corporate Governance Code (the "Code"; last amendment Mai 21, 2003), with the following exceptions:

- **Item 3.8, sentence 3 of the Code:** The existing D&O liability insurance policies prescribe a € 5,100 deductible for all persons included in the insurance coverage, and such deductible is deemed to be reasonable. Since the code does not, however, stipulate a standard of reasonableness, we are hereby reporting the amount of the deductible.

- Item 4.2.4 of the Code: Compensation of the individual members of the Management Board shall not be reported. The Management and the Supervisory Board share the view that this is a matter of privacy. They consider the details of management compensation provided in the Notes of the Consolidated Financial Statements offer the transparency required to evaluate the compensation also in comparison with peer group companies.

- Item 5.4.5 of the Code: (a)The compensation scheme as resolved by the general assembly of Software AG shareholdes does not include performance-related components. (b). On the same grounds as pointed out for the Management Board, compensation of the individual members of the Supervisory Board shall not be reported.,

- **Item 7.1.1, sentence 3 of the code:** The consolidated financial statements and interim reports currently are prepared in accordance with the accounting principles of the German Commercial Code ("HGB"). As of 2004, the Company plans to provide financial statements according to IFRS (International Financial Reporting Standards) beginning in fiscal year 2004.

Darmstadt, Germany December 2003

PRESS RELEASES

2005-07-28
Software AG continues profit and margin growth in second quarter 2005

2005-07-20
Software AG announces real-time data replication solution for Adabas customers

2005-07-14
Software AG expands in Latin America

2005-06-23
Software AG announces certification of its XI Adapters for SAP® XI, integrating legacy systems with SAP NetWeaver™

2005-06-08
Software AG and Active Endpoints announce a strategic technology alliance to provide BPEL capabilities for Software AG's Enterprise Service Bus (ESB)

2005-05-17
Personnel Issue

2005-05-13
Software AG and IDS Scheer form a Strategic Partnership to deliver a Business Process Management solution within a Service Oriented Architecture

2005-04-28
Software AG increases operating income (EBIT) by 19% to €18 million in first quarter 2005 on strength of higher revenues and effective cost control

2005-04-12
Software AG achieves objectives for first quarter 2005

2005-03-09
Software AG delivers a further building block for a Service Oriented Architecture

2005-03-01
Ad hoc disclosure according to § 15 WpHG:
Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

2005-03-01
Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

2005-02-15
Software AG reports significant profit improvement in 2004

2005-01-28
Software AG recommends a dividend payment

2005-01-28
Ad hoc disclosure according to § 15 WpHG: Dividend Payment

2005-01-24
Software AG receives YES CERTIFICATION for SUSE LINUX Enterprise Server

2005-01-07
Software AG to acquire legacy integration technology company Sabratec Ltd.

2005-01-07
Ad hoc disclosure according to § 15 WpHG
Software AG to acquire integration technology company Sabratec Ltd.

2005-01-03
Personnel: Software AG names Alfred Pfaff head of SAG Systemhaus GmbH

2004-12-02
Software AG extends its integration business to include organizational processes

2004-11-19
Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

2004-11-19
Ad hoc disclosure

2004-11-10
Software AG launches platform for fast, low-cost reporting

2004-10-28
Software AG's third quarter net income doubles, license revenue up 10 percent

2004-10-21
Seven improves performance and reduces costs by migrating to Unix

2004-10-20
Commerzbank AG implements XML Business Integration from Software AG

2004-09-21
Web Services Link Trucks to Dispatch Companies

2004-08-17
Software AG restructures international organization

2004-07-29
Software AG posts second quarter growth, license revenue up 23%, net income more than trebled

2004-07-23
Software AG incorporates Research and Development into the XMLi and ETS Modernization strategic focus areas

2004-07-23
Ad hoc disclosure:
Software AG aligns R&D with Business Lines - CTO resigns

2004-07-15
Software AG to report growth in revenue and profit for Q2, 2004

2004-07-15
Software AG Enhances Tamino XML Server with Accelerated Data Access, Improved Security, and a Developer's Edition

2004-06-08
Software AG appoints SHANGHAI 5A Technology as Value Added Reseller

2004-06-07
Software AG launches New Business Integration Portfolio in Europe

2004-05-25
Software AG Joins the EAI Industry Consortium

2004-05-17
Standards-based integration helps enterprises bring the old and the new together and re-use existing IT assets

2004-04-27
Q1 Press Conference & Analyst Conference Web Casts

2004-04-27
Software AG posts a significant increase in profit and license revenue

2004-04-21
Software AG expects earnings per share of Euro 0.36 in Q1 2004

2004-04-14
Software AG sells SAP SI shares

2004-03-09
Software AG Extends its High-Speed Database to SQL Applications

2004-03-04
Software AG introduces Tamino XML Security Extensions for digital signatures for its Tamino XML Server 4.1

2004-02-20
Software AG's Adabas Takes Advantage of IBM's New 64-Bit Shared Virtual Storage Technology for Mainframe

2004-02-13
Software AG results for fiscal 2003

2003-12-15
Implementation of Adabas and Natural on Linux a Success

2003-12-09
Sony Music Entertainment Turns to Software AG

2003-12-04
Ad-hoc Release in accordance with Section 15, WpHG (German Securities Act): Software AG to focus on two product lines

2003-11-27
EntireX XML Gateway helps organizations speed business processes, improve decision-making and increase competitiveness

2003-11-26
EntireX Communicator version 7.1.1 helps Enterprises open their existing systems to other applications as Microsoft® .NET or Java™ objects

2003-11-06
Programming made quick and easy

2003-10-23
Software AG earnings rise in third quarter

2003-10-01
Change at the top at Software AG

2003-08-12
Software AG and iGate Global Solutions set up joint venture in India

2003-07-30
Software AG back in the black in Q2

2003-07-18
Karl-Heinz Streibich appointed new Chief Executive Officer of Software AG

2003-06-30
Tamino XML Server 4.1.4 now available for key system platforms

2003-06-27
Software AG converts to bearer shares

2003-06-05
Natural Construct Spectrum 4.5 for Mainframes

2003-05-20
Sun Microsystems and Software AG announce alliance to increase workgroup productivity and security

2003-05-15
Software AG supports zSeries 990 with its enterprise mainframe products

2003-05-07
Software AG and SEEBURGER AG enter into partnership

2003-04-30

Software AG Annual Stockholders' Meeting

2003-04-24
Software AG improves operating income in first quarter of 2003 -- Weak dollar impacts revenues

2003-04-17
Software AG and ItemField, Inc. announce worldwide distribution agreement

2003-04-15
Porting of product range to Linux now complete

2003-04-14
Software AG gives its Executive Board an international focus

2003-04-10
Natural for mainframes now includes XML processing

2003-03-18
XML established as basic technology

2003-03-17
Software AG and Covigo, Inc Sign Partnership Agreement

2003-03-06
Software AG Financial Results for Fiscal 2002

2003-02-28
Software AG to fully retain fiscal 2002 earnings

2003-02-25
Product Bundling gives Tamino Customers Free Access to Powerful XML Content Editing Software, Dramatically Reducing Total Cost of Ownership

2003-02-12
Software AG presents new version of EntireX XML Mediator

2003-02-11
Software AG and iWay Software announce global partnership

2003-02-05
Vordel Limited and Software AG Form Partnership

2003-01-29
Software AG remains on track - Preliminary Results Q4 and FY 2002

2003-01-29
Software AG presents new versions of Adabas

2003-01-29
Software AG presents new Web services, mobile computing, e-government and Linux solutions

2003-01-14
XML-based Customer Relationship Management

PRESS RELEASE

Software AG continues profit and margin growth in second quarter 2005

Operating income (EBIT) raised by 13% to €44.4 million in the first six months

Darmstadt, Germany, 28.07.2005

Software AG (Frankfurt TecDAX: SOW), today announced its results for the second quarter ended June 30, 2005 and for the first six months of the running fiscal year. The operating income (EBIT) for the first six months amounted to €44.4 million, up 13% over the €39.4 million for the year-ago period. The operating margin for the first half-year of 2005 was 21.1 %, up 160 basis points in comparison with the year-ago period. The improvement in operating income was driven by higher revenues which rose to €210.8 million in the first six months of 2005 compared to €202 million for the year-ago period, up 5% at constant currency rates. The increase in revenue resulted from strong license sales which rose 13% on a currency adjusted basis to €59.1 million from €52.6 million for the comparable period of 2004. The Enterprise Transaction System (ETS) business line followed an upside trend due to strong license developments in both quarters of 2005, and XML Business Integration continued its strong growth with Software AG's own products returning a 31% increase in license revenue.

View detailed Q2 results here.

Double-digit revenue growth for Software AG's XML products in the first six months 2005

Total license revenue for the first half-year was €59.1 million, up 12% over the €52.6 million of the year-ago period (13% at constant currency rates). License revenue for ETS increased 9% to €43.9 million, underlining the continuing upside potential of the business line. License revenues for Software AG's own XML Integration products were €11.4 million in the first six months, a very strong increase of 31%. The license revenue of third party XML integration products was reduced as planned by 17% to €2.4 million in the first half-year 2005. Revenue for maintenance was €89 million in the first six months of 2005, in comparison with €90.9 for the year ago period, a decline of 2% net of currency effects. Revenue for professional services was €61.6 million, up 7% from the €57.6 million for the first half-year of 2004.

Continued improved operating margin through sustained cost management

The improvement in operating margin to 21.1%, in comparison to 19.5% in the year-ago period, reflects the company's continued success in maintaining cost discipline while investing in the expansion of the business. Total operating expenses for the first six months were €95 million, in comparison with €93.6 million in the year-ago period, an increase of 1.5%. This increase in operating expenses is a result of planned investments in customer focused activities within the sales and marketing departments. While ensuring cost discipline, the company continued its growth strategy by introducing new products, entering new geographical markets, and developing its network of partnerships. The total number of employees at June 30 was 2,578 (in comparison with 2,435 a year ago), of which 70% are working outside Germany, reflecting the company's focus on expanding its business geographically while managing its cost base.

Net income and earnings per share before extraordinary income increased by 11%

Net income before extraordinary items rose in the first six months of 2005 to €27.7 million, an increase of 10% over the previous year's period. Earnings per share before extraordinary items was €1.02, also up 11% over the first six months of

2004. "The results for the first six months show that we are indeed well on our way to achieving our objectives for the current year," said CEO Karl-Heinz Streibich. "Our consistent growth, combined with the investments we are making in expanding our geographic reach and our product portfolio, are laying the groundwork for accelerated growth opportunities in 2006 and beyond."

Strong balance sheet, sustained positive cash flow
Total shareholders' equity as of June 30, 2005 was €334.4 million, an increase of 10.9% from the €301.6 million a year ago. The equity to assets ratio rose to 62.6% from 57%. Cash and cash equivalents were €128.8 million, up 16.6% from €110.5 million, and after a €20.5 million dividend pay-out. The improvement in the balance sheet ratios reflected the company's sustained strong operating cash flow which for the half of 2005, amounted to €38.5 million, compared to €13.1 million for the year-ago period. This financial strength gives the company the flexibility to pursue its long-term business strategy including, as appropriate, the pursuit of targeted acquisitions.

Second quarter 2005 in reviews: Operating income up by 10%
In the second quarter, operating income (EBIT) was €26.5 million, an increase of 10% over the €24.2 million (net of extraordinary income) for the corresponding period of 2004. The operating margin (EBIT as a percentage of revenue) for the second quarter was 24%, in comparison with the 22.8% margin recorded in the second quarter 2004. The continued improvement in operating income was driven by higher revenues, which rose by 4 %, (or 5 % on a currency adjusted basis), to € 110.5 million from €106.3 million for the year-ago period. The increase in revenues reflected continuing growth in license and service revenue, both up 10% at constant currency rates.

Region South (Southern/Western Europe and Latin America) saw the most dynamic growth during the second quarter 2005, with revenue of €36.6 million, an increase of 10.6% from the year-ago period. This development is driven by the expanding business of Software AG in Latin America. The Northern Europe and USA segment saw revenue of €45.2 million in the second quarter, nearly unchanged in comparison to the year-ago period (€45.8 million). The high profitability of the region was even further increased. The third geographical region, Central/Eastern Europe and Asia, recorded revenue of €29 million (up 5.5%) in the second quarter of 2005, which was driven by significantly increased license and professional service revenue.

Net income before extraordinary items rose to €16 million in the second quarter 2005, an increase of 4% over the previous year's period. Earnings per share before extraordinary items were €0.59, up 3 euro cents over the second quarter of 2004. (In the second quarter of 2004, the company realized an extraordinary net profit of €24 million from the sale of its stake in SAP SI which reduced the operating net income to €39.4 million.

Outlook
The company confirms its outlook for 2005. Accordingly, Software AG continues to expect revenue growth for the entire year in the range of four to six percent, net of currency effects. The company also continues to project an operating EBIT margin for the year 2005 between 20 and 22 percent.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12

or:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12

64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG announces real-time data replication solution for Adabas customers

Event Replicator™ enables organizations to push changes in Adabas data out to systems such as Adabas, DB2, Oracle, SQL Server, Sybase or XML-based devices and applications

Darmstadt, Germany, 20.07.2005

Software AG (Frankfurt TecDAX: SOW), today announced the global availability of Event Replicator™ for Adabas, enabling organizations to proactively and in real-time "push" data changes in Adabas out to systems such as Adabas, DB2, Oracle, SQL Server and Sybase, as well as XML-based devices and applications. The results include better system resource usage, cost avoidance, improved risk management, enhanced customer service and greater confidence in business decisions based upon continually refreshed information.

Event Replicator™ automatically replicates any updates, additions or deletions to specified Adabas data sets, then immediately "ripples" only the changed data fields downstream to targeted systems or devices. The data is transformed to the format of each subscribed system so no changes need to be made to the application's infrastructure.

By pushing changes in Adabas data to multiple physical locations, databases or applications, Event Replicator™ synchronizes updated information across a company's IT systems. This capability can be critical to meeting real-time customer service requirements - for example, a major airline making sure that flight crew schedules are continually synchronized with equipment availability in the case of flight delays or cancellations.

Because of its unique method of accessing Adabas data, Event Replicator™ is able to do real-time replication without sacrificing the performance of the production Adabas system.

Boston University protects their on-line response time for degree audits while ensuring that every student accesses their most up-to-date degree audit report. By using Software AG's Event Replicator™ to flag students who have pertinent data changes on their records, the University only recreates audits for those students with changes in a background batch job. Most students will then read a preprocessed audit report. If a student with an outstanding change requests his audit, the system recreates his audit in real-time.

"We get the best of all worlds, real-time audits, great response times, and maximized concurrency with minimal processing," said Maxine Howe, Director of Application Services for Boston University.

"Compared with home-grown or third-party replication approaches, Event Replicator™ is the fastest and most efficient Adabas replication solution available," said Joe Gentry, vice president of Enterprise Transaction Systems for Software AG. "We don't have to sort through a bucket of data to find a thimble full of relevant information to replicate."

For ease of maintenance, replicated copies of Adabas are remotely administered using familiar Adabas tools. In addition, the entire replication flow is recoverable at any time. Event Replicator™ for Adabas on the IBM mainframe is available now. Other versions of Event Replicator™ are planned for early 2006.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX, ApplinX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

2005 ... 22 P 3: ...

...ICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Software AG expands in Latin America

Darmstadt, Germany, 14.07.2005

Software AG (Frankfurt TecDAX: SOW), today announced a direct market presence in Central America and the Caribbean through the acquisition of APS Venezuela and five sister companies in Panama, Costa Rica and Puerto Rico. APS Venezuela has been a Software AG distributor for over 25 years and has a well established reputation in delivering high performance transactional systems for large customers in banking, manufacturing, the oil and mining industries, and public administration. This acquisition is another step in the implementation of Software AG's growth strategy in Latin America, following the opening of offices in Chile.

"We see great potential in Latin America, with industry analysts forecasting high growth in IT spending." said Software AG CEO, Karl-Heinz Streibich. "We believe that cost control, risk minimization and resolving business issues through IT are major investment drivers in the region. Software AG's Service Oriented Architecture (SOA) approach to Legacy Modernization and Business Integration is ideally positioned to fulfill these market requirements."

Andres Zancani, founder and previously majority owner of the acquired companies, will be appointed as the new general manager for Software AG Venezuela and the Caribbean. "This is an ideal time for Software AG to strengthen their direct market presence in Central America and the Caribbean," said Andres Zancani, "and we are excited by the growth opportunities that this has opened. We have more than 50 large customers using Software AG's high performance transaction systems. These customers can now benefit from the full availability of Software AG's XML Business Integration portfolio. An established customer base and the resources to address new market segments give us a solid basis for growth in the region."

Amongst those customers are public agencies and companies such as the National Service for Tax Administration, the Bank of Venezuela Grupo Santander and the BBVA Provincial, in Venezuela; the Public Registry of Panama and the Aseguradora Mundial of Panama; the General Directorate for Taxes in Costa Rica and the Treasury Department in Puerto Rico.

Around 40 employees of APS Venezuela and sister companies with expertise on Software AG's technology and solutions will continue to provide support, consultancy, marketing, sales and training services. Incentives to retain key personnel will be introduced to insure continuity of customer service.

The group of companies is now 100% owned by the newly founded Software AG Latinoamerica S.l. Revenue for the acquired companies was $4.6 million in 2004. The purchase price is in the range of one-time 2004 revenue. There will also be a variable earn-out based on future revenue and margin growth.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

PRESS RELEASE

Software AG announces certification of its XI Adapters for SAP® XI, integrating legacy systems with SAP NetWeaver™

Software AG also signs Services Partnership with SAP Germany to provide integration services based on certified adapters

Darmstadt, 23.06.2005

Software AG (Frankfurt TecDAX: SOW), today announced that its Legacy Integrator family of adapters enables SAP customers to easily integrate their legacy systems with the SAP NetWeaver™ open integration and application platform. The Legacy Integrator family for SAP NetWeaver includes the XI Adapter for EntireX and XI Adapter for Natural , both of which have been certified by SAP for integration with SAP NetWeaver, allowing customers to transparently link legacy applications into their SAP® solution-based environment. Software AG has also become a SAP Software Partner and a Services Partner of SAP Germany, providing integration services based on these certified adapters. Following Software AG's integration technology acquisition earlier this year of Sabratec, this certification and partnership with SAP represents another major step in implementing the company's legacy modernization strategy. Software AG's objective is to fully address the integration requirements of companies with legacy investments.

The XI Adapter for EntireX and XI Adapter for Natural are fully integrated into the SAP Exchange Infrastructure (SAP XI), an essential component of the SAP NetWeaver platform, helping assure central configuration, administration and monitoring. These adapters are available from Software AG worldwide as part of the Legacy Integrator family for SAP NetWeaver.

The XI Adapters offer fast integration of existing legacy applications and acceleration of business processes through real-time data exchange. They can fully leverage applications running on mainframes, iSeries or UNIX systems, incorporating them into SAP XI. SAP NetWeaver customers can now benefit from Software AG's legacy integration capabilities and experience.

The first adapters are already available and provide bi-directional integration of 3GL applications, including COBOL, PL/1 and RPG or Software AG's 4GL Natural. Software AG will continue to develop XI Adapters in order to integrate other legacy systems into SAP XI, incorporating its recently acquired server-based integration technology.

Volkswagen Financial Services AG is basing its legacy integration on Legacy Integrator for SAP NetWeaver. "Volkswagen Financial Services AG has chosen Legacy Integrator for SAP NetWeaver as it is a highly scalable, easy-to-use and rapidly deployable solution. With the support of Software AG's professional services team, we were able to quickly link SAP solutions with COBOL and Natural." said Sven-Torsten Huster, CIO of Volkswagen Financial Services AG.

"This new level of partnership with SAP and certification of the integration of the Software AG adapters enables us to more fully address the integration requirements of legacy users," said Karl-Heinz Streibich, CEO of Software AG. "We are providing organizations with an evolutionary integration approach that builds upon the principles of a Service Oriented Architecture."

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

For further information: www.sapgateway.com

Contact:

Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG and Active Endpoints announce a strategic technology alliance to provide BPEL capabilities for Software AG's Enterprise Service Bus (ESB)

Software AG's ESB, Enterprise Service Integrator, to include cornerstone Service Oriented Architecture capabilities using ActiveWebflow™ Technologies

Darmstadt, Germany and Shelton, CT, USA, 08.06.2005

Software AG (Frankfurt TecDAX: SOW), and Active Endpoints, Inc., the leading independent provider of BPEL solutions, today announced a strategic technology alliance. Under the terms of this alliance, Software AG will integrate and redistribute Active Endpoints' ActiveWebflow products as a key component of Enterprise Service Integrator. ActiveWebflow is a family of standards based products that allow organizations to automate process flows and to quickly and easily define BPEL process compositions that integrate any Web services application components. To provide native XML database functionality, Active Endpoints will integrate Software AG's Tamino XML Server into ActiveWebflow. In addition to optimizing product development, the technology and business alliance also promotes joint sales and marketing activities.

The integration of BPEL with Enterprise Service Integrator (ESI) allows customers to fully integrate and orchestrate their Business Process Management and Workflow applications with existing Web Services. The combination of Enterprise Service Integrator's ability to expose existing systems as Web Services with BPEL allows customers to access all their enterprise IT assets within a Service Oriented Architecture. In effect, customers can re-use existing assets and services to create new services, quickly, efficiently and non-invasively.

"Organizations have recognized that solutions based on services-oriented architectures (SOAs) enable their IT systems to closely support their business functions," said Jonathan Airey, Software AG's Vice President of XML Business Integration. "A composite application architecture based on the BPEL (business process execution language) standard will allow our customers to create business process driven information systems, reducing their integration costs and significantly increasing the value they can derive from their IT investments. We have chosen Active Endpoints' ActiveWebflow solution as it is best-in-class BPEL technology."

"The rapid adoption of services-oriented architectures and Web services is making BPEL the natural choice for systems and business integration," said Fred Holahan, CEO of Active Endpoints. "By offering solutions that are platform neutral and 100% standards compliant, we aim to radically change the economics of the integration market. With Software AG, we will help customers to quickly achieve success using BPEL as a cornerstone of their integration strategies, without locking them into expensive, proprietary vendor relationships."

Full BPEL support will be available in Enterprise Service Integrator V3.1 and is planned for release in the fourth quarter, 2005.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX, Tamino, and ApplinX. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the

world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

As the leading independent provider of BPEL solutions for both commercial and open source applications, **Active Endpoints** delivers a comprehensive suite of business and systems integration products. Unlike first-generation EAI, EDI and B2B integration companies, Active Endpoints' solutions are fundamentally designed for use in services-oriented applications, particularly those based on Web services. Active Endpoints' customers achieve rapid, quantifiable ROI by linking business processes, enterprise and legacy applications, databases, Web services, and human workflows both within and across enterprises. Through this seamless integration, customers can reduce costs, develop new revenue opportunities, strengthen relationships with customers and partners, substantially increase supply chain efficiencies, and streamline internal business processes. Active Endpoints distributes its ActiveBPEL™ engine under open source licensing terms through the Company's subsidiary, ActiveBPEL, LLC. For more information, please see www.active-endpoints.com and www.activebpel.org.

Contact:

Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

Active Endpoints Inc.
Sonal Rajan
Marketing Manager
Three Enterprise Drive
Shelton, CT 06484
United States
Tel: +1 203 929 9400
Mobile: +1 203 929 9429
Fax: +49 (0) 681 210 - 1221
press@active-endpoints.com
http://www.active-endpoints.com

PRESS RELEASE

Personnel Issue

Darmstadt, 17.05.2005

Andreas Zeitler, Member of the Board, Software AG and Head of the Region Central Europe/Asia has decided to leave Software AG to follow new career opportunities. Karl-Heinz Streibich, CEO of Software AG, will assume responsibility for the Region Central Europe/Asia until the company has assigned a successor.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

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Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1511
Mobile: + 49 170 4522702
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG and IDS Scheer form a Strategic Partnership to deliver a Business Process Management solution within a Service Oriented Architecture

Darmstadt and Saarbrücken, Germany, 13.05.2005

Software AG and IDS Scheer AG announced a partnership to combine IDS Scheer AG´s ARIS Platform with Software AG´s Enterprise Process Manager and XML Business Integration products. This complete business process management suite will improve organizations ability to quickly integrate data in real-time and align back end functionality with changing business requirements, within a Service Oriented Architecture (SOA).

Under the first phase of the partnership, IDS Scheer provides its products ARIS Business Architect for business process design and ARIS Process Performance Manager™ (ARIS PPM) for business process monitoring and analytics. Software AG provides its Enterprise Process Manager and XML Business Integration products. Furthermore, the two companies plan to deliver joint products in the first quarter of 2006.

This further addition to Software AG's Business Process Management (BPM) portfolio enhances the company's powerful BPM offering. Customers, who have currently designed business processes with ARIS, will be able to export the process models to Software AG's Enterprise Process Manager for process execution. With ARIS PPM, the implemented processes can then be visualized and analyzed for process optimization and improvement purposes.

Customers will benefit from the continuous business process management provided through the ability to dramatically reduce the time needed to execute change. This will allow them to achieve real-time business agility providing international competitive advantages and improving both bottom and top line results.

As well as joint sales and marketing activities, Software AG and IDS Scheer will offer consulting services to support customers which implement Business Process Management. IDS Scheer AG will provide Business Process Consulting services and Software AG XML Business Integration services.

"We are delighted to be working with IDS Scheer, a recognized market leader in providing innovative business process solutions" said Karl-Heinz Streibich, CEO of Software AG. "We have a common vision for Business Process Management and offer complementary technology."

Helmut Kruppke, CEO of IDS Scheer AG: "IDS Scheer decided to partner with Software AG due to their proven success in over a thousand legacy integration projects and the breath of the integration portfolio. In the framework of this partnership we can offer our customers process-oriented and seamless integration."

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX, Tamino and ApplinX. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

The software and consulting company **IDS Scheer** (Saarbrücken) develops corporate solutions for Business Process Management. With its ARIS product family, the company offers its customers an integrated and complete tool portfolio for design, implementation and controlling of business processes. As a part of the ARIS Process Platform, ARIS Toolset is the number one selling process modeling tool in the world. A strategic co-operation with SAP makes the ARIS tools and methods standards for the NetWeaver platform. ARIS SmartPath represents a tool that will make rapid SAP introduction a reality for SME as well. Thanks to the integrated approach of ARIS Value Engineering (AVE), IDS Scheer consultants view their customers' enterprises holistically. AVE means building bridges between corporate strategy, the processes derived from it, the IT solutions needed to support it and also the controlling of running processes. Application Management and Outsourcing with own data processing service centers also belong to the company's portfolio. IDS Scheer was founded in 1984 by Prof. August-Wilhelm Scheer and now serves about 4,000 customers in over 50 countries through a network of its own branch offices and partners. In 2004, the company earned revenues of about 280 million Euro (preliminary figures). More than 2200 people are working for IDS Scheer worldwide. In Germany, IDS Scheer is among the top 10 IT service providers. In Central and Eastern Europe, it is recognized as a market leader. IDS Scheer is listed in the TecDAX on the Frankfurt Stock Exchange, and is thus ranked among the 110 leading companies traded on the stock exchange, also known as the DAX110.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

IDS Scheer AG
Irmhild Plaetrich
Public Relations
Germany
Tel: +49 (0) 681 210 - 3680
Fax: +49 (0) 681 210 - 1221
i.plaetrich@ids-scheer.de
http://www.ids-scheer.com

or:
IDS Scheer AG
Susanne Paul
Investor Relations / Financial Press
Germany
Tel: +49 (0) 681 210 - 3210
Fax: +49 (0) 681 210 - 1221
susanne.paul@ids-scheer.de
http://www.ids-scheer.com

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PRESS RELEASE

Software AG increases operating income (EBIT) by 19% to €18 million in first quarter 2005 on strength of higher revenues and effective cost control

Darmstadt, 28.04.2005

Software AG (Frankfurt, SOW) today announced its results for the first quarter ended March 31, 2005. Operating income (EBIT) rose to €18 million, an increase of 19% over the €15.1 million for the corresponding period of 2004. The operating margin (EBIT as a percentage of revenue) for the first quarter was 18%, an increase of more than two percentage points over the 16% margin recorded for the year-ago period. The improvement in operating income was driven by higher revenues, which rose by 5% (or 6% on a currency adjusted basis) to €100.3 million from €95.7 million for the year-ago period. The increase in revenues resulted primarily from higher license revenues, most notably for the XML Business Integration line of business, which the company sees as a strategic focus for growth. In addition, a sustained focus on effective cost control allowed the company to improve its operating margin while continuing to invest in the expansion of its business.

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View detailed Q1 results here.

Growth in license revenue driven by XML Business Integration
Total license revenues for the first quarter rose to €27 million, up 16% over the €23.3 million of the year-ago period. License revenues for Enterprise Transactions Systems (ETS) rose by 9% to €19.9 million, reflecting the continued strength of this business line. License revenues for XML Business Integration, including third party sales, increased by 52% (net of currency) to €6.9 million as a result of new product launches and intensified marketing. This was the second quarter of double-digit license growth for XML Business Integration, following an increase of 20% (net of currency) in license revenues for the fourth quarter of 2004. Revenue for maintenance was €43.7 million, a decline of 1% from the year-ago period (unchanged on a constant currency basis), while revenue for professional services increased by 4% to €29.2 million.

Region North America/Northern Europe the most dynamic region
The North America/Northern Europe geographical segment including South Africa saw the most dynamic growth during the first quarter, with revenues of €44 million, an increase of 10% from the year-ago period. The region confirmed its role as the company's most important geographical market with 44% of total revenue in the first quarter in comparison with 42% in the year-ago period. Southern and Western Europe (with Latin America) had revenues of €30.3 million (up 2%) while Central and Eastern Europe with Asia recorded revenues of €26.4 million (also up 2%).

Improved operating margin through cost control
The improvement in operating margin to 18% (up 2 percentage points from 16% in the year-ago period) reflected the company's continued success in maintaining cost discipline while investing in the expansion of the business. While ensuring cost discipline, the company also pursued its growth strategy by introducing new products, primarily in the XML Business Integration line of business, entering new geographical markets, and reinforcing its technological offering through targeted acquisitions or partnerships. The total number of employees remained substantially unchanged at 2,515 (in comparison with 2,512 a year ago), although the percentage of employees outside Germany rose from 64% a year ago to 70% in the first quarter of 2005, reflecting the company's focus on expanding its business geographically while managing its cost base.

Net income and earnings per share also increase by 19%
Net income rose to €11.7 million, an increase of 19% over the year-ago period.

This represented a return on sales (ROS) of 12% in comparison with 10% a year ago. Earnings per share were €0.43, also up 19% over the first quarter of 2004, as there was no change in the average number of shares outstanding.
"The results for the first quarter confirm that the value of our business strategy, including a renewed focus on the customer, is being recognized in the market," said CEO Karl-Heinz Streibich. "We are well on our way to achieving our objectives for the current year. In addition, the improvements in our operating performance are flowing through to our shareholders, who are seeing a significant improvement in earnings per share."

Strong balance sheet, sustained positive cash flow
Total shareholders' equity on March 31, 2005 was €336.9 million, an increase of 17% from the year-ago period. The equity to assets ratio rose to 62% from 55% a year ago. Cash and cash equivalents were €134.7 million, up 62% from €83.1 million. The improvement in the balance sheet ratios reflected the company's sustained strong operating cash flow which, for the first quarter of 2005, amounted to €21.8 million, more than double the €10.7 million for the year-ago period. The strength of the balance sheet is a critical factor in giving the company the flexibility to pursue its long-term business strategy.

Outlook
The company does not intend to modify its outlook for 2005 at this time. Accordingly, Software AG continues to expect revenue growth for the year as a whole in the range of four to six percent, net of currency effects. The company also continues to project an operating EBIT margin for the year as a whole between 20 and 22 percent. "We are pleased that we have succeeded in achieving our initial objectives for 2005," said Karl-Heinz Streibich. "Going forward, we intend to build on these initial successes to achieve the momentum that will carry us to our longer-term goals."

View detailed Q1 results here.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX, Tamino and ApplinX. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG achieves objectives for first quarter 2005

Darmstadt, 12.04.2005

Software AG (Frankfurt, SOW) has achieved its financial objectives for the first quarter of 2005 to March 31. On the basis of the preliminary results, total revenue for the period increased by 6% (net of currency) to approximately € 100 million. As a result, Software AG already succeeded in the first quarter in reaching the upper limit of the 4% to 6% (net of currency) range set as a target for the full year 2005. Total license revenue increased by 15% to approximately € 27 million. License revenue for Enterprise Transactions Systems rose by 9%, confirming the stability of this business line. Of particular note was the progress achieved in XML Business Integration. License revenue for this business line increased by 33% (or more than 50% including third party sales), reflecting the launch in the first quarter of new products which gained traction in the market more rapidly than planned. Revenue for maintenance was little changed in comparison with the previous year at approximately € 44 million, while revenue from professional services increased by 4% to approximately € 29 million. On the strength of the higher revenue and sustained cost control, the operating EBIT margin rose to 17% to 18% in comparison with 15,8% for the year-ago period.

"The preliminary results confirm that we are well on our way to achieving our objectives for the current year," said CEO Karl-Heinz Streibich. "The double-digit increase in license revenue in XML Business Integration – for the second quarter in a row – shows that we have successfully motivated our sales force and confirms that our strategy for our integration business is on target and accepted by the market. We have also maintained cost discipline while growing the business through the introduction of new products and expansion in new geographical markets. This is reflected in the higher EBIT margin for the first quarter. While the preliminary results for the first quarter are very positive, we do not intend to revisit our guidance for 2005 at this time. "

Software AG will announce its detailed results for the first quarter of 2005 on April 28.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstrasse 12
64297 Darmstadt

PRESS RELEASE

Software AG delivers a further building block for a Service Oriented Architecture

Enterprise Information Integrator V2.1 is the first globally available information integration product to incorporate Semantic Web technology

Darmstadt, Germany, 09.03.2005

Software AG today announced the worldwide release of its Enterprise Information Integrator (EII) version 2.1 an important building block in implementing a Service Oriented Architecture. EII V2.1 is the first globally available information integration product to use Semantic Web technology. By dynamically combining the meaning and context of business data with the rules that govern its use, Enterprise Information Integrator provides business leaders with the resources to make faster decisions based on real time information availability.

Enterprise Information Integrator version 2.1 is designed to help organizations meet the demand for fast and agile data integration within a Service Oriented Architecture framework. Enterprise Information Integrator creates real-time "views" of appropriate business data, which is often distributed across multiple systems throughout an organization. Because these views reflect real-time changes to the data (including its context, meaning and usage rules), the business decision maker is presented with the most recent and relevant information.

"Organizations that want to become more effective and efficient must capture the meaning of data and services in a way that is both reusable and relevant to business users," said Jonathan Airey, Software AG's Vice President of XML Business Integration. "This semantic-based approach to integration turns raw data into useable information by presenting it in a dynamic business context versus a static data view."

Because Enterprise Information Integrator adds business context to data, and incorporates data into a real-time information model, the product complements traditional data integration approaches that focus on historical data analysis. Notable enhancements to version 2.1 of Enterprise Information Integrator include:

- Support for W3C Semantic Web standards, including Web Ontology Language (OWL) and Resource Description Framework (RDF)
- A new Eclipse-based graphical design studio, enabling easier creation of information models and dynamic views
- Expanded security capabilities that authenticate against all standard security systems – including those used by mainframes

Enterprise Information Integrator enables information analysts to model the complex relationships between data elements. Using information models is much faster than coding, and allows information views to be easily altered and reused as business demands change.

Enterprise Information Integrator version 2.1 is part of Software AG's XML Business Integration portfolio, and currently runs on Windows XP, Windows Server 2003, and Sun Solaris.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries

support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue (unaudited).

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Ad hoc disclosure according to § 15 WpHG: Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

Tokyo, Japan / Darmstadt, Germany, 01.03.2005

Fujitsu Limited and Software AG today announced their intent to jointly develop, market and sell an offering that will help customers improve business processes and increase information visibility through a leading service-oriented architecture (SOA) infrastructure. SOA is a standards-based organizational and design methodology for redesigning business systems and applications to more closely align with the functional processes of the organization.

By leveraging the companies' complementary technology platforms and global R&D expertise, Fujitsu and Software AG intend to deliver a methodology with a framework and integrated metadata repository designed to speed development, improve business productivity and enable flexibility to meet changing business demands.

Through this partnership, Fujitsu and Software AG plan to introduce a joint offering in the summer of 2005. Software AG is currently offering Interstage Business Process Manager, Fujitsu's business process management solution, in conjunction with its suite of products.

You can find further information in our additional press release.

a

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Fujitsu and Software AG Announce a Strategic Alliance to Deliver a Joint Integration Offering for Service Oriented Architecture

Tokyo, Japan / Darmstadt, Germany, 01.03.2005

Framework to Enable Business Agility and Productivity through Integration of Processes and Single View Technology

Fujitsu Limited and Software AG today announced their intent to jointly develop, market and sell an offering that will help customers improve business processes and increase information visibility through a leading service-oriented architecture (SOA) infrastructure. SOA is a standards-based organizational and design methodology for redesigning business systems and applications to more closely align with the functional processes of the organization.

By leveraging the companies' complementary technology platforms and global R&D expertise, Fujitsu and Software AG intend to deliver a methodology with a framework and integrated metadata repository designed to speed development, improve business productivity and enable flexibility to meet changing business demands.

Through this partnership, Fujitsu and Software AG plan to introduce a joint offering in the summer of 2005. Software AG is currently offering Interstage Business Process Manager, Fujitsu's business process management solution, in conjunction with its suite of products.

"Software AG shares Fujitsu's values of customer focus, continual innovation and excellence in all aspects of business," said Yoshiyuki Tanakura, Corporate Vice President, Fujitsu Limited. "The fact that our respective technologies and business perspectives fit together so well points to significantly reduced time-to-market for a joint offering. This is very good news for our customers."

"Today's announcement marks a significant milestone in Fujitsu and Software AG's commitment to bring substantial benefits to our current and future customers," said Karl-Heinz Streibich, CEO of Software AG. "By bringing together our complementary technologies and our mutual understanding of the evolving role of global IT, we can offer a compelling new approach to business integration."

"SOA is the technical foundation underneath service-oriented IT. Services provide the incremental building blocks around which business flexibility revolves, but services need a supporting architecture for their deployment, delivery, and management," notes John R. Rymer, vice president at Forrester Research. In his December 2004 report, Integration Landscape 2005, he adds, "SOA delivers business value on three dimensions: connections, change, and control."

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2004 Software AG posted 411 million euros in total revenue (unaudited).

Fujitsu is a leading provider of customer-focused IT and communications solutions for the global marketplace. Pace-setting technologies, highly reliable computing and communications platforms, and a worldwide corps of systems and services experts uniquely position Fujitsu to deliver comprehensive solutions that open up infinite possibilities for its customers' success.

Headquartered in Tokyo, Fujitsu Limited (TSE: 6702) reported consolidated revenues of 4.7 trillion yen (US$45 billion) for the fiscal year ended March 31, 2004. For more information, please see www.fujitsu.com

Contact:

Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

Fujitsu Limited
Public and Investor Relations
Inquiries: http://www.fujitsu.com/global/news/contacts/index.html

United States

PRESS RELEASE

Software AG reports significant profit improvement in 2004

Darmstadt, Germany, 15.02.2005

Software AG announced a successful financial turnaround in 2004. Revenue was EUR 411.4 million, a slight increase over 2003, at constant currency rates. License revenue increased by 9.5 percent, net of currency effects 11 percent. Total product revenue was up 4 percent to EUR 296.8 million, net of currency effects. Operating EBIT increased by 42 percent to EUR 83.9 million with a 20.4 percent revenue margin. Software AG increased profit before tax to EUR 111.7 million. This included extraordinary income of EUR 24.5 million from the sale of SAP SI shares. Net income increased significantly to EUR 77.2 million compared to EUR 7.1 million in 2003. Earnings per share were EUR 2.83, compared to EUR 0.26 in 2003, including EUR 0.88 from the SAP SI shares.
The company will recommend a dividend payment of EUR 0.75 at the Annual Shareholder's meeting. This is a dividend yield of 3.25 percent based on the average 2004 share price.
Fourth quarter revenue and earnings figures were in line with the annual figures. They showed stable revenue, at constant currency rates, of EUR 112.8 million, an operating EBIT of EUR 23.6 million and net income of EUR 15.3 million, compared to EUR 4.2 million in Q4, 2003.

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View detailed Q4 results here.

Stable Revenue
The company posted revenue of EUR 411.4 million, for the full year, compared to EUR 420.0 million in 2003 including a total currency effect of EUR 10.6 million. Sales volume in local currency increased by EUR 2 million, a 0.5 percent increase. Product revenue was increased by 4 percent, net of currency effects, to EUR 296.8 million, driven by a 11 percent increase in license revenue. Both business lines increased license revenue Enterprise Transactions Systems by 14 percent and XML Business Integration by 2 percent, both net of currency effects. Professional services returned revenues of EUR 112.8 million (8 percent down on 2003).

Operating EBIT up 42%
The company reduced operating expenses, (cost of sales plus R&D, administration and sales/marketing expenses), by 13 percent to EUR 320.8 million (EUR 368 million in 2003). This allowed Software AG to return a 42 percent increase in operating profit (operating EBIT) of EUR 83.9 million. The operating EBIT margin was 20.4 percent. There was amortization write down of EUR 1.9 million, the remaining goodwill from the acquisition of the IC Group in Holland in 2001.

Profit before tax was EUR 111.7 million (EUR 13 million in 2003), including EUR 24.5 million from the sale of SAP SI shares. The company posted net income of EUR 77.2 million as compared to EUR 7.1 million in 2003.

Earnings per share were EUR 1.95 based on operating results plus EUR 0.88 through the sale of SAP SI shares giving a total of EUR 2.83 per share.

Solid Balance Sheet
Cash and cash equivalents rose to EUR 119.1 million (74.1 million in 2003). Software AG continues to have no bank liabilities and has unused credit lines at its disposal. Total assets rose to EUR 510.7 million, EUR 505.6 million in 2003. Trade receivables remained at EUR 124 million. The equity-to-total-assets ratio rose to 63 percent, the highest since the initial public offering in 1999.

Healthy cash flow
The operating cash flow more than doubled to EUR 28.9 million (EUR 13.5 million in 2003) with free cash flow more than trebling to EUR 22 million (EUR 5.9 million in 2003). Allowing for the reversal of factoring and the cash-out of re-structuring

charges, Software AG returned an organic cash flow of EUR 54.7 million (EUR 55.1 million in 2003).

The recommended dividend payment is EUR 0.75 per share, a yield of 3.25 percent based on the average 2004 share price.

The effective headcount dropped between the 31st of December 2003 and the 31st of December 2004 from 2,577 to 2,438.

Successful strategy implementation
The implementation of the strategy, initiated by CEO, Karl-Heinz Streibich, in December 2003, was started in the first quarter 2004. The concentration on Software AG's core competencies "High-performance databases with user-friendly programming languages (Adabas and Natural)" and "Integration of an enterprise's existing applications using Software AG's XML expertise" resulted in the foundation of the business lines, Enterprise Transaction Systems and XML Business Integration. This also considerably expanded Software AG's added value.

Development and sales of non strategic products and solutions was stopped. Concentrating on two core areas led to the dissolution of some units within the company. At the same time, Software AG strengthened the personnel structure in customer-oriented areas.

The country subsidiaries were focused on both business lines as was Research and Development.

Software AG instituted an executive customer visit program. This program has opened the doors to customer's decision-makers. In addition this program raised the overall awareness of Software AG within the customer base.

Modernizing the product portfolio
Software AG's Research and Development concentrated on the products and solutions that best meet the customers' expectations. In addition the company internationalized locally developed vertical industry solutions.

Geographical consolidation
Software AG restructured its originally four regions into three, based on language and cultural similarities.

The Anglo-American zones and Northern Europe make up one region.

Southern Europe and Latin America are in another region. First successes with this organization resulted in contracts with the government of Chile three months after the restructuring.

Based on market demands of eastern emerging markets rather than language, Software AG grouped the Central and Eastern European states, APEC member states, and Russia.

These changes allowed a successful financial turnaround and positioned Software AG for growth in 2005.

Outlook 2005
Software AG expects revenue growth in the range of four to six percent, net of currency effects. The ETS business line is expected to return stable revenue with growing revenue from the XML Business Integration solutions, primarily in the second half of 2005.

The operating EBIT margin is expected to be between 20 to 22 percent in 2005.

Free cash flow of around 2 Euros per share is also expected.

Further strategic developments are planned to expand the product portfolio including acquisitions and partnering.

The acquisition of Sabratec was completed in February adding a strategic technology offering to the legacy modernization and integration portfolio.

View detailed Q4 results here.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG recommends a dividend payment

Darmstadt, Germany, 28.01.2005

Software AG's Supervisory Board today decided to recommend a dividend payment of Euro 0.75 at the Annual Shareholder's meeting in 2005. This represents a dividend yield of 3.25 percent. There are currently 27.3 million shares entitled to a dividend.

The resumption of a dividend payment is due to the positive developments following Software AG's focus on its core competencies of Enterprise Transaction Systems modernization and XML Business Integration. The dividend yield of 3.25 percent is based on the average 2004 share of euro 23.09. This dividend yield is significantly higher than the average yield in the technology sector and one of the highest German stocks.

Software AG's share price grew by 46 percent in 2004. Concurrently, the TecDax declined by 3.75 percent, the Nasdaq-100 grew by 10%. This positive development reflects that the company has defined and is implementing a sustainable strategy, has a solid balance sheet, has no debts and has a stable customer base.

Software AG's previous dividend payment, of Euro 0.43 per share, was for the financial year 2001. The current recommendation is indicative of future dividend payments. "Future profit distribution will also be based on Free Cash Flow, operating profit, and the financing of planned company growth from our own resources" said Karl-Heinz Streibich, Chief Executive Officer at Software AG. "Therefore, our current position is that we can facilitate a continuous dividend development and reconcile shareholder's profit taking with company growth"

The Software AG Foundation currently holds approximately 32 percent of Software AG's capital, institutional investors around 58 percent and private investors the remaining 10 percent.

The financial results for 2004 will be published on February 15th. The Annual Shareholder's meeting takes place on May 13th.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Paul Hughes
Director Media Relations
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1787

PRESS RELEASE

Ad hoc disclosure according to § 15 WpHG: Dividend Payment

Software AG announces a dividend payment

Darmstadt, Germany, 28.01.2005

Software AG plans to pay a dividend of Euro 0.75 per share for 2004. The Supervisory Board decided at today's session to submit such a recommendation to the Annual Shareholders' Meeting on May 13th. The recommended dividend of Euro 0.75 represents a dividend yield of 3.25% based on the average share price in 2004 (Euro 23.09). There are currently 27.3 million shares entitled to a dividend payment.

The financial results for 2004 will be published on February 15th, 2005.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG receives YES CERTIFICATION for SUSE LINUX Enterprise Server

Darmstadt, Germany, 24.01.2005

Tamino XML Server V4.2 has received the Novell® YES CERTIFIED compatibility designation with SUSE LINUX Enterprise Server 9. As the world's leading XML server, Tamino is an integral part of Software AG's XML Business Integration portfolio supporting Software AG's proven e-Government and insurance industry solutions. Through the YES CERTIFIED Program, Novell assures customers that third-party products, such as Tamino, are compatible with Novell products.

Tamino XML Server allows customers to rapidly deploy XML throughout the organization. This provides real-time information integration and a single customer view enabling rapid, fully informed business decisions.
"Achieving the Novell YES CERTIFIED designation demonstrates Software AG's and Novell's determination to provide customers with XML based solutions that meet the strictest of standards while leveraging the latest in open source platforms," said Jonathan Airey, Vice President XML Business Integration at Software AG.

"With this certification, customers using SUSE LINUX and Software AG technology can depend on enterprise-wide compatibility that combines industry leading Linux and XML support and services. Offering our customers the freedom to embrace open standards technology is an integral component of our 'Customer First' approach", he added.

Software AG and Novell are working together as leaders in delivering Linux based solutions. "This certification is a major step in developing our partnership further," said Brian Green, Director of Linux Solutions Management & Marketing at Novell. "It forms the basis for the joint development of industry specific solutions. We are very pleased with the value we are able to provide our customers. Certifying Tamino XML Server V4.2 enables customers to further leverage Linux and SUSE LINUX in particular. Customers can now combine the best in open source software with the best in open standards software".

For more information on XML Business Integration, full platform availability, and how Service Oriented Architecture's (SOA) can support your organization please visit us here.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Paul Hughes

PRESS RELEASE

Software AG to acquire legacy integration technology company Sabratec Ltd.

Darmstadt, Germany, 07.01.2005

Software AG plans to acquire Sabratec Ltd., one of the top visionaries in the legacy integration market. The privately-owned company, headquartered in Israel, is recognized worldwide for its ApplinX legacy integration technology. The combined capabilities of the two companies will provide customers around the world with the power to quickly and easily integrate virtually all of their mission-critical legacy applications with the newest business architectures.

The ApplinX product is highly synergistic with Software AG's Enterprise Transaction Systems and XML Business Integration portfolios. The ApplinX technology focuses on helping the great majority of mainframe customers – with applications written in COBOL – to cost effectively extend those applications to other business systems. (Sabratec currently serves approximately 200 customers worldwide including the USA, Europe, South America and Australia). With around 2,000 Adabas/Natural customers, Software AG provides products that help companies preserve investments in their legacy applications. The combined entities will expand Software AG's modernization and integration portfolio to serve a broader global community.

"The planned acquisition of Sabratec and its innovative ApplinX integration technology will further position Software AG as a strategic partner to its existing and new customers," said Karl-Heinz Streibich, CEO of Software AG. "It will also allow us to expand our market-share while better positioning the company for organic growth."

"I am proud that Software AG has chosen the ApplinX technology after extensive market research," said Orna Minz-Dov, CEO of Sabratec. "The management team is looking forward to increasing successes with Software AG and extremely pleased to be working with such a successful and stable company".

As part of the agreement, Software AG will acquire Sabratec's Israeli headquarters as well as Sabratec, Inc., located in New York. In addition, Sabratec's partners in 14 countries worldwide will be able to better serve their customers by offering a full line of proven XML-based integration solutions from Software AG.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich

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PRESS RELEASE

Ad hoc disclosure according to § 15 WpHG
Software AG to acquire integration technology company Sabratec Ltd.

Mergers & Acquisition

Darmstadt, Germany, 07.01.2005

Software AG plans to acquire 100 percent of the shares of privately owned Sabratec Ltd., Tel Aviv, a vendor of integration software. A share purchase agreement has been reached with the majority of the shareholders today, following a letter of intend dated November 30, 2004 and subsequent due diligence. The Supervisory Board of Software AG agreed to the planned deal on December 8, 2004.

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The purchase price of seven million US Dollars will be paid in cash after closing. In addition the former shareholders of Sabratec will receive a future revenue based earn-out over the next three years up to a total amount of four million US Dollars.

Sabratec is the first example of Software AG's announced acquisition strategy, which is focused on product components to enhance core competencies and to position the company as a strategic partner to existing and new customers. Software AG will assume responsibility of 16 employees, mostly software developers, who will continue to work in Tel Aviv.

Software AG's primary interest is ApplinX, the main product developed by Sabratec. This integration software expands Software AG's legacy modernization product portfolio. It enables the company to fully address the modernization and integration requirements of legacy users. Most important is the opportunity to win new customers in the large COBOL community.

Sabratec currently serves approximately 200 customers worldwide including the USA, Europe, South America and Australia. Founded in 1997 in Israel, it has distribution partners in 14 countries around the world and a subsidiary in New York. The acquisition showed growing product revenue (circa 3 million US dollars) and profit in 2004. The Board of Software AG expects to accelerate this trend and thus the acquisition to be accretive in terms of revenue and net profit from the first year.

Note: The German language version is legally binding.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

PRESS RELEASE

Personnel: Software AG names Alfred Pfaff head of SAG Systemhaus GmbH

Darmstadt, Germany, 03.01.2005

To strengthen and further expand its German business, Software AG named Alfred Pfaff, chief representative of IBM Deutschland GmbH, to the position of managing director at SAG Systemhaus GmbH. He leads Software AG's German subsidiary as of January 1, 2005.

Pfaff's special focus will be on sales and distribution of the company's entire product portfolio. This portfolio ranges from high performance database applications and integration technology for heterogeneous applications to the implementation of local and global integration solutions, along with associated service offerings. The solutions are for selected industries and branches, such as public administration, insurance, and health care. SAG Systemhaus GmbH is Software AG's largest country subsidiary in its "Region Central Europe and Asia." In addition to German-speaking European countries, "Region Central Europe and Asia" also serves CEE states, Russia, APEC member states, and the Middle East. SAG Systemhaus GmbH is headquartered in Darmstadt, Germany, and has branch offices in Berlin, Düsseldorf, Hamburg, Munich, Nuremberg, and Stuttgart.

Prior to joining SAG Systemhaus GmbH, Pfaff was the chief representative of IBM Deutschland GmbH, where he was responsible for sales and distribution to communications and utility industries in Germany, Austria, and Switzerland. While there, he reorganized the sales and distribution group. Pfaff, who has a degree in electrical engineering, began his career in 1984 at IBM Deutschland. He has also worked at British Telekom Deutschland GmbH and CNI GmbH, now known as Vodafone-Arcor. In 1996, he returned to IBM Deutschland GmbH as director telecommunications industry. Pfaff's move to Software AG is further evidence of the importance that Software AG has in the German and European software industries, as Germany's second-largest software company.

Until Pfaff's appointment, Andreas Zeitler was responsible for Software AG's German business as managing director of SAG Systemhaus GmbH. Zeitler will continue to work on expanding the company's international business in his position as the member of the board responsible for the "Region Central Europe and Asia."

Software AG is implementing a strategy of strengthening and deepening international business. To that end, the company has hired country managing directors in order to unburden its regional board members from the additional task of managing the country subsidiaries. Dave Powell has taken over leadership of Software AG UK. Previously this position was held by Mark Edwards, member of the board responsible for "Region North America/ Northern Europe," in a dual role. In 2004, Software AG named Roberto Armiño Cuervo Managing Director of Software AG España. Until Cuervo's appointment, member of the board Christian Barrios Marchant acted as the subsidiary's managing director in addition to performing his duties as head of "Region South."

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG

posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG extends its integration business to include organizational processes

Darmstadt, Germany, 02.12.2004

With effect from December 1, Software AG has appointed the Business Process Management (BPM) specialist Tobias Rother to build its BPM business unit. This raises the company's integration business to the level of organizational processes.

As Vice President BPM, Tobias Rother is responsible for building the BPM team within the business line XML Business Integration.

Business Process Management (BPM) involves continuously improving organizational process efficiency along the full value chain. This enables organizations to raise their service quality and reduce costs through accelerated and more efficient product and administration processes. The introduction of BPM is a prerequisite for organizations to quickly and flexibly react to market requirements.

Tobias Rother previously worked for Staffware AG, a leading BPM vendor. As Principal Managing Director he built the BPM business within Germany. Before joining Staffware he worked for Day Software GmbH, Docutec AG and Océ Deutschland GmbH. He has more than ten years' experience in IT sales and strategy as well as a business administration qualification. He brings to Software AG extensive knowledge of Content Management, Document Management, Workflow and Enterprise Application Integration.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

Darmstadt, Germany, 19.11.2004

Software AG has appointed Dr. Peter Kürpick to the Board of Directors with responsibility for the "XML Business Integration" division, to further expand this strategic business unit. The appointment takes effect on April 1, 2005. As Chief Technology Officer Dr. Kürpick will be responsible for Software AG's integration business.

The full XML Business Integration business line will report directly to Dr. Kürpick, whose responsibilities will include R&D and product marketing.

As Senior Vice President of a major NetWeaver development division at SAP, the 38 year old is currently responsible for the development of SAP integration technology in six development centers across the world. Dr. Kürpick has a deep understanding of the development of application and systems software. He also has extensive experience in product marketing, the development of go-to-market strategies, in running customer projects, and the management of international business units.

"We are very pleased to have won Dr. Kürpick to fill this responsible position. We are thus strengthening the strategic XML Integration business unit. We are focusing on the technical challenge of integrating existing applications and developing systems that enable a single view on all relevant information at all times," stated Karl-Heinz Streibich, Software AG CEO, on the decision to appoint Dr. Peter Kürpick. "Driving and managing the development of Software AG's integration technologies at an executive level and thus taking on business responsibility is a challenge I am looking forward to," said Dr. Kürpick, explaining his move from SAP to Germany's second largest software company.

Dr. Peter Kürpick has a Ph.D in theoretical physics. He rounded off his scientific studies with a three-year research term in the United States. He started his career as a software developer at SAP in the area of R/3 ABAP development. He also served as executive assistant to Prof. Dr. Hasso Plattner, former Co-CEO of SAP AG, before taking over his current role at SAP AG.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt

PRESS RELEASE

Ad hoc disclosure

Personnel: Software AG appoints Dr. Peter Kürpick to the Board of Directors

Darmstadt, Germany, 19.11.2004

Software AG has appointed Dr. Peter Kürpick to the Board of Directors with responsibility for the "XML Business Integration" division, to further expand this strategic business unit. The appointment takes effect on April 1, 2005. As Chief Technology Officer Dr. Kürpick will be responsible for Software AG's integration business.

The full XML Business Integration business line will report directly to Dr. Kürpick, whose responsibilities will include R&D and product marketing.

As Senior Vice President of a major NetWeaver development division at SAP, the 38 year old is currently responsible for the development of SAP integration technology in six development centers across the world. Dr. Kürpick has a deep understanding of the development of application and systems software. He also has extensive experience in product marketing, the development of go-to-market strategies, in running customer projects, and the management of international business units.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG launches platform for fast, low-cost reporting

Brussels/Darmstadt, 10.11.2004

Software AG, which specialises in modernising business-critical systems and integrating information, has developed a platform that helps organisations to generate reports faster, more simply and at a lower cost, for both internal and external use. To develop the platform, Software AG based itself on Internet technology and XBRL (eXtensible Business Reporting Language), an open technology standard. Software AG will introduce a test version of its Digital Reporting Platform at the 10th Annual XBRL International Conference to be held from 15th to 19th November in Brussels.

Using Software AG's Digital Reporting Platform (DRP), organisations can implement applications for XBRL baded business reporting up to three times faster than if they were to develop them themselves. "DRP is the first solution that manages to conceal the complexity of the XBRL standard," states Peter Stamps, Director of the XBRL Business Unit at Software AG. "We are currently talking to some major system integrators that want to use our DRP to create XBRL systems for their customers. Our platform gives them a technical edge and enables them to focus on the business aspects of XBRL implementations."

XBRL is an electronic format that has been developed based on XML (eXtensible Markup Language). XML, a standard which simplifies the exchange of documents and data, is supported by Software AG in all of its services and software. "Since 1998 we have carved out an exceptional reputation as a pioneer in XML technology," says Thomas Zanzinger, general manager of Software AG Belux. "The launch of DRP will enhance that reputation even further."

Software AG also plans to deliver its own solutions based on DRP. These will include regulatory statements and reporting (known as regulatory e-filing), credit risk management, corporate XBRL reporting and solutions for stock exchanges. You can see an example of the latter at the German Stock Exchange website: www.xbrl.deutsche-boerse.com

"Now that providers of financial systems and business intelligence software also offer full support for XBRL, we expect to see enormous growth in the XBRL market. The benefits generated by using XBRL are staggering, both for the people producing the reports, as well as those receiving them," observes Peter Stamps. "The major regulatory bodies have already announced that they will be requiring the XBRL format for the electronic filing of financial and other business information. So companies are best advised to start looking for solutions now that will assist them in complying with this requirement."

Using the XBRL standard delivers both quantitative and qualitative benefits. Organisations will be able to save time and money because they will no longer have to re-key the data manually from reports in a variety of different electronic formats (Word, pdf, text, fax, etc.). Eliminating manual entry also reduces the likelihood of human error and improves the quality of the information. Using the XBRL standard produces more uniform reporting, which also makes for faster analysis.

Banks, stock exchange institutions, corporations, insurance companies and legislators all over the world have accepted XBRL as the standard for automating reporting processes, such as mandatory annual reporting. Organisations already making the move to XBRL include the Securities and Exchange Commission (SEC) and the Federal Deposit Insurance Corporation (FDIC) in the United States, Britain's Inland Revenue, the Dutch government, the Australian Tax Office, the stock exchanges in Frankfurt and Seoul and the National Banks of Belgium and Spain.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

2005 AUG 22 P 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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PRESS RELEASE

Software AG's third quarter net income doubles, license revenue up 10 percent

Darmstadt, 28.10.2004

Darmstadt, Germany, October 28, 2004. Software AG (TecDAX: SOW) announced its financial results for the third quarter ending September 30th, 2004. License revenue and profit again showed significant increases over Q3, 2003. License revenue rose by 10 percent to EUR 25.1 million. Total revenues were EUR 96.6 million, stable net of currency effects. The company reported EBIT of EUR 21 million, an increase of 34 percent. Income before tax rose to EUR 21.9 million compared to EUR 16.4 million in Q3, 2003. Net income after tax rose 95 percent to EUR 12.7 million.

View detailed Q3 results here.

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Revenue
Software AG's third-quarter product revenues remained stable at EUR 71.1 million (EUR 71.2 million in Q3, 2003), a rise of 3 percent at constant currency rates. License revenue showed an increase of 10 percent to EUR 25.1 million (EUR 22.9 million in 2003). Maintenance dropped by 1 percent net of currency effects contributing EUR 46.0 million (EUR 48.3 million in 2003).

Project services revenue of EUR 25.2 million was posted in the third quarter (EUR 27.1 million in 2003) reflecting continuing weakness in the German market and seasonal factors in Southern Europe.

Both business lines reported license revenue growth, Enterprise Transaction Systems by 10 percent to EUR 17.5 and XML Business Integration by 2 percent to EUR 5.2 million.

License revenues showed large gains in the regions Southwest Europe and Central and East Europe, 56 percent and 61 percent respectively. The Northern Europe/Asia Pacific region posted a 14 percent decrease in license revenue and the Americas region an 11.8 percent decrease net of currency effects.

Income
The company posted operating results (EBIT) of EUR 21 million, a 34 percent increase on Q3, 2003. There was neither extraordinary income nor expenses. The company reported profit before tax of EUR 21.9 million (compared to EUR 16.4 million in Q3, 2003). Net income was EUR 12.7 million, (against EUR 6.5 million in Q3, 2003), which represents earnings per share for the third quarter of EUR 0.47, (EUR 0.24 in Q3, 2003).

Software AG has cash reserves of EUR 110.2 million, which is 21 percent of total assets, and continues to have no bank debts.

Q3 Highlights
The highlights in the third quarter include:

- Expansion of Software AG's partner network
- The favorable customer response to the Enterprise Transaction Systems productivity packages and Adabas SQL Gateway
- Successful direct entry into the Chilean market

Software AG continued to develop its strategic alliance network with the announcement of the partnership with Novell Inc. promoting XML based products on Suse Linux. Major Q3 customer successes include the implementation of the community portal by Dorset County Council (UK) on Suse Linux in partnership with Sun Microsystems. The same partnership is helping Tewkesbury Borough Council

comply with the UK Government's electronic service legislation.

The partnership with Shanghai 5A Technology Development Co. Ltd resulted in its first XML Business Integration sale to the Shanghai Government in the People's Republic of China.

The Enterprise Transaction System productivity and performance packages and the Adabas SQL Gateway generated over EUR 1 million in revenue in their first full quarter.

The direct entry into the Chile market resulted in immediate successes in both the Government and Healthcare markets including the Chilean Post Office and a deal including five hospitals and seven medical emergency centers.

Investments
Foreign Direct Investments include the establishment of Software AG Chile and the expansion of Software AG South Africa. The investments in South America and the Research & Development investments in productizing local Spanish solutions were significant factors in the drop in EBITA for region South and West Europe.

Developments year-to-date
Total revenue remained stable at EUR 298.6 million for the first nine months of 2004, (-2 percent including currency effects and an increase of 1 percent net of currency effects). Total product revenue (license and maintenance) grew by 1 percent to EUR 214.6 million, (4 percent net of currency effects), with license revenue up 13 percent to EUR 77.7 million.

Compared to the same period in 2003, administration costs were down by 18 percent, marketing and sales costs by 12 percent and research and development costs by 22 percent. Software AG posted EBIT of EUR 84.9 million (EUR 9.4 million in first nine months of 2003). This includes extraordinary income of EUR 24.5 in the second quarter from the sale of Software AG's stake in SAP Systems Integration AG (SAP SI).

Strong Cash Flow and Balance Sheet
Organic cash flow rose to EUR 42.4 million (EUR 40.9 million for the first nine-months of 2003), that is 14.2 percent of total revenue. This increase is despite nearly doubling cash-out for restructuring and does not include EUR 26 million cash received from the sale of financial assets. The free cash flow doubled to EUR 11.4 million in the first nine months (EUR 5.7 million in the corresponding period in 2003).

Liquid assets increased to EUR 110.2 million (EUR 74.8 million in 2003). Fixed assets of EUR 228.8 million were posted (EUR 247.8 million in 2003). The drop in fixed assets was due to the sale of Software AG's interest in SAP SI in Q2, 2004.

Total assets increased to EUR 515.3 million (EUR 494.2 million in 2003), and the shareholder's equity to EUR 312.7 million (EUR 262.2 million in 2003). The equity-to-total-assets ratio rose to 61 percent, the highest since the initial public offering.

The effective headcount dropped between the 30th of September 2003 and the 30th of September 2004 from 2,743 to 2,445.

Business Outlook
Software AG expects moderate customer investment in the short-term leading to single digit revenue growth in 2005 with double digit growth in the mid-term. The company expects growth to be achieved maintaining current margins. Free Cash Flow of approximately EUR 2 per share is expected.

The forecast for 2004 remains unchanged. Earnings per share will be in the range of EUR 2.75 to EUR 2.85 (including EUR 0.88 for the sales of the company interest in SAP SI).

***IFRS & HGB**
These financial results are being presented under IFRS. Previously, Software AG has presented financial information under the German accounting regulations HGB. All 2003 figures have been restated to comply with IFRS and may differ from previously stated or published financial accounts. Full details of all changes will be published in the notes to the quarterly financial statements.

View detailed Q3 results here.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains five R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Seven improves performance and reduces costs by migrating to Unix

Sydney, Australia, 21.10.2004

Seven Network Limited, one of the five major free-to-air television networks in Australia, has successfully migrated its mainframe applications to Unix (Solaris).

Their Network Television System, based on Software AG's Adabas and Natural, is a mission-critical application which controls the Network's commercial sales and scheduling, program scheduling, presentation and promotion scheduling, accounts invoicing and television ratings functions.

The key business drivers for the migration were to reduce total IT operating expenses and to position the Network to be more agile in the event of changes to television broadcasting requirements. Seven also wanted the flexibility to be able to add Adabas and Natural for Unix/Linux servers when the need arose and Software AG was able to incorporate this in their licensing arrangements, giving Seven the ability to plan future development with their expanded digital broadcasting facilities in Melbourne without having to renegotiate licensing.

David Checkley, Seven's Project Manager for the migration, says Seven considered replacing the Adabas and Natural systems. However, after evaluating alternatives it was decided that there was no benefit in replacing the existing systems at this time, which provided all the functionality required in the current broadcasting environment. "Since migrating, our application performance is greater, while our costs have reduced 30 per cent. We have also benefited by having better access to the operating system on the Unix platform, enabling new functionality to be easily built into the Natural application," Checkley said .

Michael Hawkins, General Manager Professional Services Asia Pacific, says more and more Software AG customers worldwide are looking to better manage business process requirements, increase efficiency and reduce IT costs by migrating mainframe-based applications to open system environments.

"Like the Seven Network, customers are discovering that migrating reliable, mission-critical Natural applications to Unix, rather than migrating off Adabas and Natural entirely, is far less risky and costly," Hawkins said.

Software AG offers a range of Migration Services covering data, platform, application and product migration. Migration Services is one of Software AG's Enterprise Modernization solutions, designed to optimise, extend and manage mission critical enterprise systems and maximise the value of IT investments.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG Australia Pty Ltd
Cheryl Kirgan
Level 14
201 Miller St
GPO Box 1527
North Sydney NSW 2060
Australia
Tel: +61 2 9463 6406
Fax: +61 2 9954 1171
cheryl.kirgan@softwareag.com

or:
Primary Communication
Farrah Correy
Primary House
47 Reservoir St
Surry Hills | NSW | 2010
Australia
Tel: +612 9212 3888
Fax: +612 9212 3990
fcorrey@primary-pr.com
http://www.primary-pr.com

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PRESS RELEASE

Commerzbank AG implements XML Business Integration from Software AG

XML business integration technology empowers individual departments to develop and integrate banking applications themselves

Darmstadt/Frankfurt, Germany, 20.10.2004

Commerzbank has been so impressed with the success of its customized-financial-derivative trading operations that it will also begin implementing its XMS Framework, based on Software AG's XML business integration technology, for standardized-product trading operations. XMS allows the bank's employees to handle integration and development projects themselves without receiving prior specialized IT training. Having this capability shortens considerably the project times for such tasks as integrating heterogeneous banking applications and developing new applications, leading to a sharp fall in IT costs for both development and maintenance.

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XMS Framework is a generalized approach suitable for various banking applications, including portfolio management, back-office integration, and data warehousing. Current application options include introducing credit-loss settlement systems to conform with Basel II and efficiently integrating standard reporting software. XMS Framework provides an IT platform with a common graphical user interface and all the necessary tools to perform its functions. The solution's cornerstone is a structure editor that the bank's employees can use themselves to model financial products through predefined components. For example, they can create a standardized data structure that transfers data from heterogeneous systems and then makes it available for other applications in real time, all via a common XML interface. Consequently, time-consuming and costly interface programming between individual systems is no longer necessary. In addition, the modeling phase allows departments to automatically generate applications, further shortening time to market.

Jonathan Airey, Software AG Vice President of XML Business Integration, commented, "This is further evidence that our XML Business Integration portfolio, which includes Tamino XML Server, has the performance and scalability required to address the changing demands of the financial services industry. By listening to our customers and delivering solutions that meet their specific business requirements, we can grow our integration business by placing the customer first."

XML – the key technology for XMS Framework
The XMS Framework is Java based and universally uses the XML standard. Commerzbank tested various relational and object-oriented databases and decided to go with Tamino XML Server, a fundamental component of Software AG's business-integration technology, in order to ensure maximum flexibility and expandability for integration and development projects. Tamino's native XML implementation is a key element in XMS Framework's rapid mapping and expansion of highly complex financial products with extensive nested product structures and recursive processing. Since its implementation in 2003, XMS Framework has demonstrated these capabilities in the trading of customized financial derivatives. Tamino XML Server provides particularly high stability, scalability, and performance, which are especially important in implementing XMS Framework for use in trading with standardized financial products. These products have a less complex structure, but are traded in massive quantities. In order to deal with them, Tamino XML Server offers a processing capacity of more than seven million XML documents per hour on a 16-processor machine. This seamless scalability ensures that XMS Framework continues to work reliably and quickly, even while the number of users and the trading volume increase rapidly.

Software AG is presenting Commerzbank's XMS Framework during the European Banking and Insurance Fair (EBIF) from October 25-28 in Frankfurt.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 420 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

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PRESS RELEASE

Web Services Link Trucks to Dispatch Companies

Software AG Integrates DispoPilot into FleetBoard's Telematics Service

Darmstadt/Stuttgart, Germany, 21.09.2004

Based on its XML business integration technology, Software AG has created a link between the new mobile DispoPilot by DaimlerChrysler Services FleetBoard and its Internet-based telematics service for vehicle and shipping management. DispoPilot is an important component of FleetBoard's offering. It reduces operating costs for the shipping industry and improves the quality of service. FleetBoard's Internet service is used by more than 800 shipping companies in Europe to guide over 15,000 vehicles. The new DispoPilot will be unveiled at the IAA Nutzfahrzeuge (International Motor Show for Commercial Vehicles) 2004 at the end of September.

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Software AG has played a significant role in the development of FleetBoard services since its introduction to the market in 1999. FleetBoard's new device, DispoPilot, offers dispatchers at shipping companies the ability to communicate with their drivers along with navigation and barcode scanning functionality. Software AG's Tamino XML Server provides shipping companies with a central platform for storage and management of all relevant logistics data. Software AG included a number of enhancements in the new FleetBoard DispoPilot. The order management component now features address organization with all geo-positioning information necessary for navigation.

DispoPilot automatically stores shipping addresses in its navigation component. Drivers are guided by way of digital maps or symbols and arrows, all in combination with voice output. A monitor tracks the arrival area and time, in addition to informing the shipping company immediately in the event of arrivals, departures and delays. Freight information is efficiently and accurately stored and made available as Web services for connected systems. In this way, DispoPilot allows barcodes to be scanned and stored immediately to Tamino XML Server, simplifying and accelerating the organization of incoming information on freight. Routes are completely planned and forwarded to trucks in one step. Vehicle position, status and messages from drivers are all transferred directly to the shipping companies.

Fleet Management with XML
The telematics-based solution for vehicle and shipping management is run centrally at the FleetBoard Service Center in Stuttgart, Germany. Its architecture consists of three layers, with Java at the core of its business logic layer. Messages are sent and received on browsers at the connected shipping companies via the SMS channel of the national GSM networks. DispoPilot is equipped with a Java-Applet, making it user-friendly for drivers. Customers' individual shipping software solutions are integrated with the Simple Object Access Protocol (SOAP) standard protocol, eliminating the need to manually enter data into FleetBoard.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt

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PRESS RELEASE

Software AG restructures international organization

Darmstadt, 17.08.2004

To expand the presence in established markets and to strengthen the development of new markets Karl-Heinz Streibich, Chairman of the Executive Board, has changed the international organizational structure of Software AG. Software AG's global presence in 59 countries, including affiliates and distribution partners, is now organized into three international regions. A Member of the Management Board leads each region. Gary Voight, Member of the Management Board, responsible for the Americas Region, has decided to leave the company to take over a new position as President and Chief Executive Officer. Haskell Mayo has been appointed President North America Operations (USA and Canada).

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The new international structure is aligned to the specific customer needs as well as the special economic and cultural characteristics of each respective market. The "**Region North America/Northern Europe**" includes the United States, Canada and the United Kingdom. This provides cooperation between the English-speaking countries and intensifies the exchange of knowledge. With this structure, the company exploits the traditional close connections of the English-speaking countries with the strength and innovation of the US market, for effective market development. The Scandinavian countries are also assigned to this region, as well as South Africa. Mark Edwards, Member of the Management Board, leads the region.

The "**Region South**" is responsible for countries in Southern Europe and Latin America. Market development in this region will be accelerated through the historically close cultural and economic connections between Spain and Latin America. This facilitates cooperation across the region to ensure a smooth exchange of information. Christian Barrios Marchant, Member of the Management Board, leads the region.

The "**Region Central/Asia**" includes the Central and Eastern European countries, the Middle-East, Asia and Australia. The emerging markets of Asia and Eastern Europe are now organized in one region with the German speaking countries. Market development of these countries will benefit from greater efficiency in this strong regional network. Andreas Zeitler, Member of the Management Board, leads the region.

The departure of Gary Voight reduces the Executive Board from six to five members. A Leadership Team will support the Management Board. It includes the Country Manager of the six major markets USA, UK, Germany, Spain, France and Asia. The Country Managers report into the Management Board.

Haskell Mayo, the newly appointed President North America Operations was previously Senior Vice President Sales and Marketing, Software AG Inc. Mayo has more than 20 years of experience in sales and marketing management and has deep knowledge of the US market and of the IT market in general. The appointment of a Country Manager for North America, follows the principle to nominate country managers to run the country operations, allowing Regional Board Members to focus on strategic issues.

With this new organizational structure, Software AG can react flexibly to the continuously changing economic and technical requirements of its markets. This supports the recent restructuring of research and development, product management and marketing for Software AG's strategic areas addressing the modernization of Enterprise Transaction Systems (product families Adabas and Natural) and XML-based Integration (product families Tamino XML Server and EntireX).

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Around 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

or:
Software AG Inc.
North America Media
Gerda Yearwood
Senior Director Marketing Development
11190 Sunrise Valley Drive
Reston, VA 20191
United States
Tel: 001-703-391-8295
Fax: 001-703-391-8131
http://www.softwareagusa.com

PRESS RELEASE

Software AG posts second quarter growth, license revenue up 23%, net income more than trebled

Darmstadt, 29.07.2004

Software AG (TecDAX: SOW) announced its financial results for the second quarter ending June 30th, 2004. License revenue and profit continued to increase. License revenue rose by 23% to EUR 29.4 million. Total revenues were up 3% to EUR 106.3 million (103.1 million in Q2, 2003). The company reported EBIT of EUR 48.7 million, an increase of 180% compared to Q2, 2003. Income before tax rose to EUR 49.6 million compared to EUR 18.2 million in Q2, 2003. Net income after tax more than trebled to EUR 39.4 million.

View detailed Q2 results here.

Commenting on developments in the second quarter, Karl-Heinz Streibich, Software AG's CEO said: "These results are a strong indication that our strategy of focusing on our core strengths of Enterprise Transaction System modernization and XML Business Integration is working." License revenue, full quarterly revenue and earnings came in above market expectations.

Revenue

Software AG's second-quarter product revenues remained strong, up 6% to EUR 76.2 million (EUR 72.0 million in Q2, 2003). License revenue showed an increase of 23% to EUR 29.4 million (EUR 24.0 million in 2003). Maintenance remained stable net of currency effects contributing EUR 46.8 million (EUR 48.0 million in 2003).

Project services revenue of EUR 29.6 million was posted in the second quarter (EUR 30.7 million in 2003). However, the downward trend of recent quarters has bottomed out; Q2 shows a 6% increase over Q1. This represents an upturn in business in most regions with Germany still experiencing over capacity and downward pressure on prices.

Compared to Q2, 2003 both business lines showed license revenue growth. License revenue for Enterprise Transaction Systems grew by 21% to EUR 21.5 million (EUR 17.7 million in 2003). This growing investment in Adabas and Natural mirrors the positive reaction of customers to the 'Customer First' program initiated in 2003 and the new ETS packages launched. License revenue for XML Business Integration was up 2% to EUR 4.6 million.

License revenues increased in three of Software AG's business regions: Northern Europe/Asia posted a 57% increase, Central and Eastern Europe a 54% increase and Southern and Western Europe a 23% increase. The Americas region reported stable revenues of EUR 32.7 million, a decrease of just under 1% at constant currency rates.

Income

The restructuring initiated in 2003 has delivered decreasing operating expenses over the past fifteen months. Administrative costs were down by 12% compared to Q2, 2003. Likewise, sales and marketing costs were down by 9% and research and development down by 32%.

With reduced costs and increased revenue the company returned an adjusted EBIT (net of extraordinary income) of EUR 24.2 million, a 39% increase on Q2, 2003. Extraordinary income of EUR 24.5 million through the sale of Software AG's stake in SAP SI was realized and the company also received financial income of EUR 0.9 million. The company reported profit before tax of EUR 49.6 million (compared to EUR 18.2 million in Q1, 2003). Net income was EUR 39.4 million, (against EUR 11.2 million in Q2, 2003), which represents earnings per share for the second quarter of EUR 1.45.

Software AG has cash reserves of EUR 110.5 million, which is 21% of total assets, and continues to have no bank debts.

Q2 Highlights
Major highlights in Q2 include the worldwide launch of Software AG's new Business Integration Portfolio at the Gartner Application Integration summits in Los Angeles, Amsterdam and Sydney.

Targeting developing markets, Software AG signed a major distribution agreement with Value Added Reseller Shanghai 5A Technology Development Co. Ltd. in the People's Republic of China. This is a major step in gaining access to the burgeoning IT market in China for Software AG's XML Business Integration products. Shanghai 5A focused on the ability of Software AG XML and integration technologies to deliver real-time actionable information.

In South Africa, Software AG established a direct presence ending the distribution deal with Dimension Data. The new company hired all staff with Software AG experience from Dimension Data and aims to double its size through recruitment and acquisition. The company has targeted a 20% annual revenue growth rate.

Software AG also obtained governmental security certification in Russia for mainframe products. With leading Russian partner NICEVT, Software AG has established a mainframe modernization and optimization center.

First Half Development
Total revenue remained stable at EUR 202 million, -2% including currency effects and an increase of 1% net of currency effects. Total product revenue (license and maintenance) grew by 2% to EUR 143.5 million, (5% net of currency effects), with license revenue up 15% to EUR 52.6 million.

Compared to the same period in 2003, administration costs were down by 20%, marketing and sales costs by 15% and research and development costs by 19%. Software AG posted EBIT of EUR 63.9 million (-EUR 6.4 million in first half 2003).

Strong Cash Flow and Balance Sheet
The free cash flow almost doubled to EUR 10.4 million in the first half of 2004 (EUR 5.3 million in the first half of 2003). This increase is despite a EUR 19.3 million cash-out for restructuring. Organic cash flow rose to EUR 35.2 million, that is 17.4% of total revenue.

Liquid assets increased to EUR 110.5 million (EUR 75.1 million in 2003). Fixed assets of EUR 229.6 million were posted (EUR 248.9 million in 2003). The drop in fixed assets was due to the sale of Software AG's interest in SAP SI.

Total assets increased to EUR 533.1 million (EUR 520.3 million in 2003), and the shareholder's equity to EUR 301.5 million (EUR 256.2 million in 2003). The equity-to-total-assets ratio rose to 57%, the highest since the initial public offering.

The restructuring first announced in December 2003 has been completed ahead of schedule. As a result the effective headcount dropped between the 30th of June 2003 and the 30th of June 2004 to 2,435. Some growth in headcount can be expected in the second half of 2004.

Business Outlook
The general market outlook is more cautious than earlier in the year. IT analyst forecast growth rates of 5% are being reduced as companies are still consolidating existing capacities. Software AG remains moderately optimistic about the second half of the year and expects to fulfill the forecast of level revenue and raise the operating income forecast from 25% to 40%.

The concentration on two business lines will continue to result in license revenue growth with continuing lower operating expenses.
Earnings per share are expected to be in the range of EUR 2.75 to EUR 2.85 (including EUR 0.88 for the sales of the company interest in SAP SI).

***IFRS & HGB**
These financial results are being presented under IFRS. Previously, Software AG has presented financial information under the German accounting regulations HGB. All 2003 figures have been restated to comply with IFRS and may differ from previously stated or published financial accounts. Full details of all changes will be published in the notes to the quarterly financial statements.

View detailed Q2 results here.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG incorporates Research and Development into the XMLi and ETS Modernization strategic focus areas

Darmstadt, 23.07.2004

To support the continuing alignment of Software AG to the new strategy, Chief Executive Officer Karl-Heinz Streibich has restructured Research and Development. He has integrated the research and development of integration solutions into the strategic focus area XMLi and the research and development for modernizing Enterprise Transaction Systems, into the focus area ETS Modernization. Each Research and Development unit will be managed by a Chief Technology Officer. In the course of the restructuring, Dr. Peter Mossack, Chief Technology Officer of Software AG since 2003, will depart the company.

Karl-Heinz Streibich will focus the new structure on the requirement of our core markets and of the customers. The diversification of Research and Development will ensure that the units will respond to the different characteristics of the target markets addressing modernization of Enterprise Transaction Systems (product lines Adabas and Natural) and development of integration solutions (product lines EntireX and Tamino XML Server). The new structure allows the XMLi unit the required flexibility to react in real time to the continuous and rapid changing economical and technical requirements of the future market of integration solutions. As a result, the company can quickly evolve to become an early and leading provider of integration solutions. In addition, the new structure will allow Software AG to effectively cooperate and partner in our target markets.

The new structuring of research and development follows the establishment of product management and marketing into the strategic areas, ETS Modernization and XMLi, in addition to the restructuring of the worldwide research and development centres and units. The Chief Technology Officers of the strategic areas will be members of the extended Board and will report to Karl-Heinz Streibich.

In the course of the restructuring, Dr. Peter Mossack will depart the board and the company. Dr. Peter Mossack joined Software AG in 1982, where he was a member of the development team until 1990. He then ran his own software company until 1997, when he rejoined Software AG in April of that year as Vice President of Research and Development. On February 28, 2003, he was appointed a member of the Executive Board, responsible for research and development. He pushed the development of Tamino XML Server, the further development of 64 bit Adabas, Natural Single Point of Development in addition to the development of EntireX and therefore the foundation of XML - based integration solutions.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

PRESS RELEASE

Ad hoc disclosure:
Software AG aligns R&D with Business Lines - CTO resigns

Darmstadt, 23.07.2004

Software AG CEO, Karl-Heinz Streibich, is focusing the company on two strategic business lines. Product development for Enterprise Transaction Systems (Adabas and Natural) and XML Integration (EntireX and Tamino) will be individually managed and aligned with the respective business line.

In the first half of 2004, marketing and product management for both business lines were established and given a global focus. At the same time, global R&D resources were reorganized. The development centers and departments are as a result, well prepared for future tasks. Two chief technology officers (CTO) will be appointed to manage the individual R&D resources per business line and will become members of an extended management board at Software AG.

Focusing R&D on the specific requirements of different market segments will support the dynamic development of the product portfolio, and allow for closer cooperation with product management. In the emerging market of business integration solutions, where requirements and technical options tend to change fast, time to market is a key success factor. Software AG intends to outperform this market with innovative solutions and increased partner cooperation. This requires different structures for the two business lines - the new organization will offer the desired flexibility.

In respect of the new R&D organization, Software AG CTO, Dr. Peter Mossack, today resigned his position as board member and will leave the company at the end of July. The CEO will assume board responsibility for R&D.

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Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG to report growth in revenue and profit for Q2, 2004

Ad hoc Disclosure

Darmstadt, 15.07.2004

Software AG (SOW) will report license revenue of approximately €29 million for the second quarter 2004, (€24 million in Q2. 2003), according to the first consolidation of the quarter's financial figures.

Software AG (SOW) will report license revenue of approximately €29 million for the second quarter 2004, (€24 million in Q2. 2003), according to the first consolidation of the quarter's financial figures. The increase of more than 20%, compared to the same quarter in 2003, was due to strong growth in Enterprise Transaction Systems license revenue. The company expects total revenue of approximately €106 million for the quarter (€103.1 million in Q2, 2003).

As a result of the revenue increase and the successful cost reduction program, Software AG expects an operating result (EBIT) of approximately €24 million for the second quarter. This equals an increase of close to 40% compared to the corresponding result for 2003 (€17.4 million according to International Financial Reporting Standards). In addition Software AG realized €24.5 million through the sale of its stake in SAP SI.

Full and finalized figures will be published on July 29, 2004.

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG Enhances Tamino XML Server with Accelerated Data Access, Improved Security, and a Developer's Edition

Darmstadt, 15.07.2004

Software AG, today announced that its Tamino XML Server has been updated to provide accelerated data access, advanced security and expanded query and text retrieval functions. Tamino version 4.2 – the industry's first native XML server – now offers XML-based message persistence for auditing and tracking, business document management, and a metadata repository in support of a service-oriented architecture (SOA). The updates in version 4.2 will enable Tamino to better support multiple roles for enterprise integration and software developers.

Enterprise-Class Enhancements
Tamino XML Server version 4.2 is engineered to more effectively serve as an XML information storehouse for large and mid-sized organizations, as well as an embedded tool in commercial applications. Tamino has been enhanced to more reliably handle significant data volumes, and to efficiently support complex XML-based queries from many users. Important enterprise-level refinements in Tamino version 4.2 include:

- High availability through support for major third-party cluster software products, such as those from Veritas™, HP and IBM®
- Advanced security through LDAP authentication and SSL encryption
- Improved data-loading performance through Tamino's new "massload" feature
- Disaster recovery that recreates a database after the loss of a computing environment
- Replication with concurrent "read" capability for load-balancing applications

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Core to Software AG's Integration Strategy
As part of Software AG's Enterprise Service Integrator package, Tamino XML Server persists incoming messages and documents for failure-recovery querying, analysis or auditing purposes; validates messages and documents against pre-defined schemas; and serves as a repository for integration metadata, such as business rules and style sheets.
More information about Enterprise Service Integrator is available here.

As part of Software AG's Enterprise Information Integrator package, Tamino serves as a metadata repository containing all definitions of business terms that are needed for semantic integration, as well as aggregating data from disparate external sources.
More information about Enterprise Information Integrator is available here.

Enhancements for Software Developers
Tamino version 4.2 is now more versatile and easier-to-use for software development projects. Enhancements for developers include:

- Expanded XQuery and XPath and text retrieval functions, including Thesaurus
- Additional indexing capabilities for rapid query execution
- Improved handling of standard XML schemas
- Re-designed and more intuitive online tutorial

In addition, Tamino XML Server is now available in a Developer Edition for use in non-production environments. By omitting some enterprise functions and offering Developer Edition on a per-user basis, Software AG has made Tamino XML Server – with upgrades and support – accessible to the individual developer seeking to explore the benefits of XML-based data and content management. (For production environments, the same feature set is now available for a limited number of CPUs as Tamino XML Server - Standard Edition.)

Availability
Operating system platforms currently supported by all editions include: Windows 2003 Server Standard/Enterprise Editions, Windows XP Professional, Windows 2000 Professional Server/Advanced Server, Solaris 8 & 9 (64Bit), HP-UX 11i (PA Risc 64), IBM AIX 5L V5.2 (64Bit), Linux for Intel (SuSE Linux Enterprise Server 8 & Red Hat Advanced Server 2.1) and Linux for IBM S/390 and zSeries (SuSE Linux Enterprise Server 8).

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue. The Internet address is www.softwareag.com.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1511
Mobile: + 49 170 4522702
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG appoints SHANGHAI 5A Technology as Value Added Reseller

- Alliance brings XML solutions to new and emerging market -

Shanghai, China, 08.06.2004

Software AG, an expert in world-class enterprise modernization and information integration, today announced that it has signed a Value Added Reseller Agreement to appoint Shanghai 5A Technology Development Co., Limited, a leading supplier of information technology solutions, as its reseller in the People's Republic of China. The announcement is in line with Software AG's expansion plans to increase its presence in North Asia through strategic alliances.

Forging a Strategic Partnership

Under the agreement, Software AG's XML (eXtensible Markup Language) suite of XML Business Integration products comprising Tamino XML Server, EntireX XML Mediator and EntireX XML Gateway can now be obtained in the People's Republic of China through Shanghai 5A Technology Development Co., Limited (www.five-a.com). By incorporating Software AG XML business integration technologies in their solutions, Shanghai 5A will now be able to empower users with information on demand from across the organization. This will result in rapid and cost-effective implementation of business initiatives like single view of information, self-service, and monitoring and compliance.

With Shanghai 5A's extensive distributor network in the People's Republic of China, backed by industrial strength XML business integration solutions from Software AG, the partnership will invariably bring about rapid adoption and deployment of XML integration in both government and business to business (B2B) sectors in the People's Republic of China.

Explaining the significance of the business alliance, Mr Gong Tie Jun, Chief Executive Officer of Shanghai 5A said: "We are extremely pleased to partner with Software AG, a leader in XML and integration technologies, to enable the real-time delivery of actionable information whenever and wherever it is needed. The alliance supports our goal to help companies in the People's Republic of China compete more effectively, improve productivity and generate better returns on existing information technology investments through business integration." He continued: "Together with Software AG, we will bring to the marketplace the promise of ease-of-use, increased business efficiency and seamless integration via XML."

Addressing Customer Needs

As today's organizations face an increasingly complex and competitive environment, there is an urgent need to respond faster to changes, provide better service to customers and empower staff with good information to make sound decisions. However, as these needs grow, so too has the complexity of the information technology systems that provide this data. Information is spread across different departments, systems and applications; and must be shared across these boundaries - and sometimes even outside the organization - with partners, customers and suppliers.

Software AG's XML Business Integration Solutions essentially provides the solution to these issues – without the need for costly investment in developing new core systems. By leveraging organisations' existing legacy systems, these solutions combine a standards-based architecture with a business information-modeling approach to generate an excellent Return on Assets (ROA).

XML (eXtensible Markup Language) as it stands Today

Today, open standard like XML continues to provide a way for companies to cost-effectively and easily communicate with other enterprises. XML will also continue to revolutionize the way organizations conduct operations by offering benefits like:

- Vendor-independence to reduce costs related to highly specific skills and consulting
- Improved business agility through a more flexible infrastructure
- Cost efficiency thanks to the use of open standards

Software AG and Shanghai 5A
Commenting on the partnership, Mr Paul Smith, Regional Manager – Business Lines and Marketing, Northern Europe, Asia Pacific and South Africa, Software AG, said: "We are excited about today's announcement as we want to rapidly push our solutions to various key sectors in North Asia. Software AG and Shanghai 5A share a common vision - to provide customers with integration solutions that will allow seamless integration across any heterogeneous environment. This partnership indicates a strong endorsement of Software AG's integration technology that keeps total cost of ownership low while delivering the highest performance and unmatched reliability."

In summarizing Software AG's role in the partnership, Mr John O'Malley, General Manager of Software AG Asia Pacific, commented: "We are extremely pleased to announce our co-operation with Shanghai 5A as forging alliances are a key component in our strategy to expand our footprints in the B2B software solution market. Together with our suite of XML-based Business Integration products, and the highest level of service and support from Shanghai 5A, we will be able to provide our customers in the People's Republic of China only the best in integration computing."

He added: "The alliance also fulfills our focus in helping companies drive growth and business innovation through our new integration strategy. Unlike traditional approaches that simply move data, our approach provides real-time information to meet critical business challenges."

About Shanghai 5A
Shanghai 5A Technology Development Co., Ltd. (thereafter named "5A") is one of the leading technology firms in Shanghai, focused on application research & development (R&D), system re-engineering, sales & marketing, outsourcing, IT professional training and consulting service. 5A is also a leading provider of both Enterprise Application Integration (EAI) and Security solutions for government and enterprise information systems.

Founded in 1998 with more than 150 employees, 5A's end-to-end service portfolio covers Enterprise Resource Planning (ERP), Community Citizen Portal and Government Information Exchange Platforms.

5A has successfully deployed ERP systems for General Motors and Volkswagen; Maternity Care Call Centre solution for the public of Shanghais; Multi-media information management system for China Textile University and knowledge management system for Shanghai Chemical Information Research Centre.

Currently, 5A concentrates on e-Government Information Integration and Information Security projects.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue.

Contact:
Software AG Asia Pacific

Corine Lee
7 Temasek Boulevard, #30-01
Suntec Tower 1
Singapore 038987
Singapore
Tel: +65-68323803
Fax: +65-63363587
corine.lee@softwareag.com

PRESS RELEASE

Software AG launches New Business Integration Portfolio in Europe

Darmstadt, 07.06.2004

At the Gartner Application Integration summit in Amsterdam, Netherlands, Software AG unveiled its new Business Integration Portfolio to the European public.

The Business Integration Portfolio is targeted at organizations that need a real-time single view of strategic mission-critical information currently locked in existing applications and systems.

The Software AG Business Integration portfolio includes:

1. Enterprise Legacy Integrator: It unlocks existing data and logic currently stored in mainframe and other legacy systems and makes it available as Web services. It therefore optimizes existing investments, reducing complexity and costs. More than 140 adapters are available for popular enterprise applications such as those from SAP, Oracle and Siebel.
2. Enterprise Service Integrator: It is an enterprise service bus (ESB) that uses an XML messaging system to connect information and processes from many applications. It transforms the data to XML-based formats, thereby enabling rapid and flexible data access. Enterprise Service Integration can manage hundreds of business services simultaneously.
3. Enterprise Information Integrator: It is a virtual database which allows organizations to query multiple systems concurrently. It leverages metadata and establishes a gateway to deliver a single view of information residing in these systems. Information Integrator also enables the organization to analyze all information across the enterprise in real-time.

The Business Integration Portfolio is based on the open standards XML, SOAP and WSDL and includes Software AG's products Tamino XML Server, EntireX XML Mediator and EntireX Communicator.

The Business Integration Portfolio is a further development of the integration product line of Europe's largest systems software provider. The company has built the integration portfolio on its experience with over one thousand integration customers. The Business Integration Portfolio now exceeds the market's demand for real-time information access through advanced Web services technology.

"By making XML and Web services the standard for integrating multiple back office systems, organizations are able to improve customer service and increase employee productivity through the agile reuse of existing data," said Jonathan Airey, vice president of XML Business Integration for Software AG.

For more information on the XMLi business line, full platform availability, and how Service Oriented Architecture's (SOA) can support your organization click here.

Software AG provides a real-time single view of strategic business information by integrating applications and systems, in addition to modernizing mainframe and open system IT environments. Its offerings are based on the product families Adabas, Natural, EntireX and Tamino. Over 2,500 employees in 59 countries support the mission-critical systems of 3,000 customers around the world. The company maintains four regional R&D facilities across three continents. Founded in 1969, Software AG today is Europe's largest and most established systems software provider. It is headquartered in Darmstadt, Germany and is listed on the

Frankfurt Stock Exchange (TecDAX, ISIN DE 000330002 / SOW). In 2003 Software AG posted 422 million euros in total revenue. The Internet address is www.softwareag.com.

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1511
Mobile: + 49 170 4522702
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG Joins the EAI Industry Consortium

Software AG Joins the EAI Industry Consortium and Forms Enterprise Information Integration Committee

Darmstadt, 25.05.2004

The EAI (Enterprise Application Integration) Industry Consortium is pleased to announce that Software AG has recently joined the organization to create and direct a new Enterprise Information Integration (EII) committee, assume the position of EAIIC German Country Chair and become an Endowment Partner for the upcoming Global EAI Summit in May.

The EAI (Enterprise Application Integration) Industry Consortium is pleased to announce that Software AG has recently joined the organization to create and direct a new Enterprise Information Integration (EII) committee, assume the position of EAIIC German Country Chair and become an Endowment Partner for the upcoming Global EAI Summit in May.

Software AG, one of Europe's largest system software providers, marks the Consortium's first member to join out of Germany. The company has recently increased its focus on the integration market and recognized the need to address a new integration trend, EII. Recently acknowledged by industry analysts, EII better meets the needs of e-Businesses by leveraging connections between information from different applications and databases. In response to this integration development, Software AG worked with the EAIIC to form an EII Committee responsible for supplying information and guidance to customers looking into EII infrastructures.

Aside from founding the new committee, Software AG took on the position of Germany Country Chair and Endowment Partner for the Global EAI Summit. The appointment of German Country Chair requires Software AG to act as the Consortium's representative in this region which includes working with other members and increasing membership. As an Endowment Partner, Software AG takes on a leadership role for the upcoming Global EAI Summit held in Banff, Canada from 24-28 May.

"Forming the Enterprise Information Integration Committee puts us in a unique position to contribute to the Consortium's value by expanding its focus to include evolving integration issues such as EII," states Jonathan Airey, Vice-President XML Business Integration from Software AG. Jonathan continues, "Working with an organization that has built-up as much global presence and momentum as the EAIIC, enables us to accelerate our progress in the EAI and EII spaces and do so in partnership with our customers.

Michael Kuhbock, Founder and Co-Chairman of the Consortium states, "Since its founding, the Consortium has continued to gain steady recognition among the integration marketplace worldwide. We are thrilled that Software AG has joined our team and has already taken such a proactive role in the Consortium's activities. We anticipate that Software AG will continue to accept leadership positions worldwide within the Consortium."

Other members joining in April include Oracle, Orsus Software, City of Edmonton, student members from Europe, Asia and North America and individual members. The total membership now surpasses 160 companies.

About the EAI Industry Consortium
The EAI Industry Consortium, is a non-profit, global advocacy group which champions Integration Acumen by establishing standards, guidelines, best

practices, research and the articulation of strategic and measurable benefits. EAI Industry Consortium's motto is "Dedicated to the Quest for Measurable Business Value."

The strategic mission of the member-driven EAI Industry Consortium is simple: We are unifying and developing a common understanding within the industry, educating and informing the marketplace, and introducing and promoting integration technologies.

Among the sectors represented in the EAI Industry Consortium membership are independent software vendors (ISVs), hardware vendors, system integrators, academic institutions, end user corporations, non-profit institutions and individual members, as well as various industry leaders. Information on the EAI Industry Consortium is available at www.eaiindustry.org or by sending e-mail to information@eaiindustry.org.

Press Contact for Europe: Julie Bower, Rivercalm. Tel: 0044 207 665 1636. Email: bower@rivercalm.com
Press Contact for North America: Maureen Nolan, Rivercalm. Tel: 001 917 210 8064. Email: nolan@rivercalm.com

---

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Standards-based integration helps enterprises bring the old and the new together and re-use existing IT assets

Software AG Unveils New Business Integration Portfolio

Darmstadt, 17.05.2004

Software AG, an expert in world-class enterprise modernization, today announced at Gartner´s Application Integration & Web Services Summit in Los Angeles a new integration portfolio. It will enable enterprises to cost effectively "unlock" data from legacy systems and make it available to users, the Web and business applications. Software AG's XML Business Integration Portfolio uses standards-based technology to help enterprises bring the old and new together while re-using their existing IT assets. Software AG's integration portfolio will be introduced to European customers at the Gartner Application Integration and Web Services Summit in Amsterdam on June 7 -8, 2004.

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View XML Business Integration details here.

Committed to helping thousands of organizations that continually rely upon mainframe and other legacy systems to perform mission-critical transactions on a daily basis, Software AG has developed a comprehensive integration portfolio that includes three packages: (1) an **Enterprise Legacy Integrator** to turn vital transactions into "events" and expose them as Web services; (2) an **Enterprise Service Integrator** to connect and manage these events within a service-oriented architecture; and (3) an **Enterprise Information Integrator** that leverages metadata to provide a single view of information in disparate systems.

"By making XML the common interface standard to go into and out of different back office systems, Software AG's integration portfolio is designed to enhance business performance in a diverse computing environment," said Jonathan Airey, vice president of XML Business Integration for Software AG. "Our approach contrasts with a proprietary or single-vendor solution that demands the re-creation of processes and logic that work dependably and took years to develop."

Integrating the Old with the New
Software AG's XML Business Integration Portfolio is based on Web services and Java™ and can run on almost any platform, including Windows®, Unix®, HP and Linux. The portfolio works with any .Net™, J2EE™ compliant development tools, such as those from Sun®, BEA™ and Microsoft®.

These packages are shipping now:

- Enterprise Legacy Integrator – exposes existing data and logic locked in mainframe and other legacy systems as XML and Web services for integration into a service oriented architecture (SOA), thereby extending and optimizing existing investments and reducing the complexity and cost of integration projects. More than 140 adapters are optionally available for popular enterprise applications such as SAP™, Oracle®, Siebel® and others.

- Enterprise Service Integrator – is an enterprise service bus (ESB) that uses XML messaging to connect IT assets exposed as Web services, creating composite applications (information and processes from many applications) to enable rapid and flexible data access. Hundreds of business services can be managed simultaneously using Service Integrator.

- Enterprise Information Integrator – establishes a gateway to deliver a single view of information residing in multiple systems, allowing business users to access data sources using business terms regardless of the system or format of the underlying data. Information Integrator also enables technology leaders to gain fresh insight into the totality of data residing throughout the enterprise.

Open Standards Support
Software AG supports widely accepted standards such as XML, SOAP and WSDL as the basis for integration. The company has a history of open standards leadership and innovation through organizations such as OASIS, W3C and the EAI Industry Consortium (EAIIC), as well as a track record of success within multi-platform customer environments. The XML Business Integration Portfolio is an addition to Software AG's award-winning products: Tamino XM Server, EntireX XML Mediator and EntireX Communicator.

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1511
Mobile: + 49 170 4522702
Fax: +49 6151 92-1621
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Q1 Press Conference & Analyst Conference Web Casts

Darmstadt, 27.04.2004

View the Q1 Press Conference & Analyst Conference Web Casts

April 27, 2004

Press Conference, Frankfurt, Germany

- View the Re-Broadcast here (German only)

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2 p.m. (CEST)
Analyst Conference, Frankfurt, Germany

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  available until May 14, 2004

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG posts a significant increase in profit and license revenue

Darmstadt, 27.04.2004

Software AG (TecDAX: SOW) announced its financial results* for the first quarter ending March 31st , 2004. Software AG announced operating results (EBIT) of €15.1 million, an increase of 89%, compared to Q1 2003. Profit before tax of €15.8 million was posted compared to a loss of €23.1 million in Q1 2003 which included restructuring charges. Net income after tax was €9.8 million compared to a loss of €14.8 million in Q1, 2003. License revenues rose by 6% to €23.3 million. Total revenues in the first quarter of 2004 were €95.7 million, compared to €103.1 million in Q1, 2003. This represents a reduction of 7%, largely caused by the strong Euro and a decline in revenues from project services.

View detailed Q1 results here.

At today's press conference in Frankfurt, Karl-Heinz Streibich, Software AG's CEO, summarized first-quarter developments: "These results are an excellent start to reaching our 2004 objectives." Both enterprise transaction license revenue and operating results (EBIT) came in above market expectations. This renewed vote of confidence by customers in Software AG's Enterprise Transaction System products and the improved company cost structure are a direct result of the rightsizing activities of 2003.

Revenue

Software AG's first-quarter product revenues remained strong. Reported revenues were €67.4 million (compared to €69.2 million in Q1, 2003). This represented a 3% rise at constant currency rates. License revenue showed an increase of 6% to €23.3 million (€21.9 million in 2003). Maintenance remained stable net of currency affects contributing €44.1 million (€47.3 million in 2003).

The license revenue changes shown by the two business lines differed. License revenue for Enterprise Transaction Systems grew by 31% to €17.8 million (€13.6 million in 2003). This represents further major customer investment in the company's classic product lines Adabas and Natural, demonstrating the stability of the customer base and the success of the 'Customer First' program initiated in 2003.

While customers are making significant investments in existing systems there is still some reluctance to invest in new technology. License revenue for the XML Integration business line was €3.8 million in Q1 (€6.1 million in 2003). With the launch of XML Integration packages in Q2, an improvement in license revenue is expected during the course of the year.

Integration sales should also drive project services revenue posted at €28 million in the first quarter of 2004 (€33.6 million in 2003). Excess market capacity has put severe pressure on prices, resulting in an adjustment to Software AG's services capacity during 2003.

Regional revenues affected by exchange rates

License revenues increased in three of Software AG's business regions, Northern Europe/Asia posted a 33% increase, Central and Eastern Europe a 21% increase and Southern and Western Europe an 19% increase.
The effects of foreign exchange rates were most pronounced in the Americas region with revenues of €27.4 million in Q1 (€33.4 million in 2003).

Income

The restructuring program implemented in fiscal 2003 has led to lower expenditure. Cost of sales was reduced by €6.1 million and operating expenses were €10.6

million lower than in Q1 2003. As a result, Software AG posted operating EBIT up by 89% to €15.1 million (compared with an operating EBIT of €8.0 million in Q1 2003).

The results will be further positively affected in the second half of 2004. The consolidation of R&D will then further reduce operating expenses by €10 million. Software AG has no bank debts and reported financial income of €0.7 million. Profit before tax was €15.8 (compared to a loss of €23.1 million in Q1, 2003 which included a restructuring charge €31.8 million). There were no extraordinary income or expenses in Q1, 2004. Net income was €9.8, (against -€14.8 in Q1, 2003), which represents earnings per share of €0.36.

Balance sheet
Liquid assets increased to €83.1 million (€74.2 million in 2003). Furthermore, liquid assets will be bolstered in Q2 by the sale of SAP SI shares for €26 million which will also result in an extraordinary profit of €24 million. Fixed assets of €256.6 million were posted (€250.9 million in 2003) including goodwill of €176.5 million. Total assets increased to €523.5 million (€509.1 million in 2003), and the shareholder's equity to €286.8 million (€269.2 million in 2003). The equity-to-total-assets ratio rose from 52.8% to 54.8%, the highest since the initial public offering. The free cash flow was €9.4 million (€9.7 million in 2003) despite a €6.4 million increase in cash-out for restructuring. The effective headcount dropped between the 31st of March 2003 and the 31st of March 2004 by 373 or 13%.

Business Outlook
The focus for 2004 is on stabilizing revenue and improving the company cost structure. Based on Q1 operating results and license revenues the Executive Board believes that the company is well on track to achieving both goals.

The concentration on two business lines will continue to result in core business license revenue balancing out the revenue consolidation from non-strategic fields. Allied with the further reduction in operating expenses, the company therefore anticipates a significant increase in operating income by approximately 25%.

Operating margins should also improve. A lower cost base, sustainable strong cash flow, and the sale of SAP SI shares will further strengthen the corporate financial structure. Earnings per share are expected to be in the region of €2.50-€2.60.

***IFRS & HGB**
These financial results are being presented under IFRS. Previously, Software AG has presented financial information under the German accounting regulations HGB. All 2003 figures have been restated to comply with IFRS and may differ from previously stated or published financial accounts.
Full details of all changes will be published in the notes to the quarterly financial statements.

View detailed Q1 results here.

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201

PRESS RELEASE

Software AG expects earnings per share of Euro 0.36 in Q1 2004

Ad-hoc disclosure

Darmstadt, 21.04.2004

Software AG, Darmstadt (SOW), posted license sales of Euro 23.3 million in the first quarter of the current fiscal year (Euro 21.9m in Q1 2003). The increase is attributable to strong growth in licensing of enterprise transaction products, which rose to Euro 17.8 million (Euro 13.6m in Q1 2003). Sales of integration products were lower than in the same period of 2003. Maintenance services generated first-quarter revenues of Euro 44.1 million (Euro 47.3m in Q1 2003), matching the figure for 2003 when adjusted for currency translation effects. Revenues from project services fell in comparison to the corresponding period of 2003, reaching Euro 28.0 million (Euro 33.6m in Q1 2003). When all other revenues are included, the Company posted total revenues of Euro 95.7 million in the first quarter of the current fiscal year (Euro 103.1m in Q1 2003).

For the first time, Software AG is reporting its results in accordance with IFRS accounting principles. For this reason, key performance indicators for the previous year have been adjusted to allow direct comparison, and sometimes differ from the figures first published in accordance with the German Commercial Code (HGB).

Software AG expects operating earnings before interest and tax (EBIT) of approximately Euro 15 million for the first quarter. When adjusted to IFRS, the equivalent figure for the same period of the previous fiscal was Euro 8 million. Net earnings per share of Euro 0.36 are projected for the first quarter of 2004, in comparison to a net loss, attributable to significant restructuring costs, of Euro -0.36 (according to HGB) for the same period of 2003.

Full and finalized figures will be published on April 27, 2004.

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany

PRESS RELEASE

Software AG sells SAP SI shares

Ad-hoc disclosure

Darmstadt/Walldorf, 14.04.2004

Software AG, Darmstadt (SOW) is to sell its total holding of 1,272,100 shares of SAP System Integration AG, Dresden (SAP SI) to SAP AG, Walldorf. The agreement was signed today. SAP will pay Euro 20.40 per share, a total of Euro 25,950,840. The price per share equals the public offering, which was announced by SAP on 23 March 2004.

The transaction should be completed within the next few days. Software AG will increase liquid funds by Euro 26 million and show an additional profit after tax of Euro 24 million (Euro cent 88 per share) in the second quarter of 2004.

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Otmar Winzig
VP Investor Relations
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1669
Fax: +49 (0) 6151-92-1383
press@softwareag.com
http://www.softwareag.com

or:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG Extends its High-Speed Database to SQL Applications

New Adabas SQL Gateway allows standard SQL applications, such as Microsoft® Office, to quickly and easily access data stored in Adabas

Darmstadt, 09.03.2004

Software AG, an expert in world-class enterprise modernization and information integration, today announced the availability of its new Adabas SQL Gateway. The gateway extends the reach of the company's high-speed database, called Adabas, to the business user's desktop by enabling standard SQL applications such as Microsoft Office to quickly and easily access Adabas data.

Through the Adabas SQL Gateway, Software AG's Adabas customers will be able to boost productivity by accessing data directly from Adabas through popular PC-based SQL reporting tools such as Business Objects, Crystal Reports or Excel spreadsheets. Previously, data needed to be sent from Adabas to another application, such as a data warehouse, before it could be accessed by SQL desktop applications. The new gateway is designed to reduce information requests from business users to their organization's IT department by enabling authorized users to query Adabas data on their own.

"One of Software AG's most important initiatives is to help our customers unlock the data stored in their Adabas systems and make that information more accessible and useful to the business organizations they serve," said Joe Gentry, vice president of Enterprise Transaction Systems for Software AG. "Our Adabas SQL Gateway empowers the business decision maker by creating the potential for rapid and direct access to vital information residing in Adabas."

Software AG has partnered with Redmond, Washington-based CONNX Solutions to provide technology for the Adabas SQL Gateway. CONNX is a leading provider of data access and integration software solutions that allow users to directly access vital enterprise data from DB2, Oracle, SQL Server, Sybase, Informix, VSAM, and many other disparate data sources.

Software AG's Adabas SQL Gateway is scheduled to ship in 2Q 2004. The initial release of the product will support Adabas on IBM OS/390 and z/OS platforms, as well as Adabas for Windows.

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

About CONNX Solutions
CONNX provides businesses secure read/write real-time access to all enterprise

data from any platform as if all the data existed in one relational database. This technology has been referred to as a "federated database", or a "virtual database". All data is then accessible using standard ANSI SQL and any standards-based application. CONNX acts as a reusable data access framework for projects throughout the enterprise. CONNX supports Microsoft SQL Server (on all platforms); Sybase (on all platforms); Informix (on all platforms); C-ISAM (on Linux, AIX, Sun, Solaris, SCO, and Windows operating systems); IBM VSAM (on z/OS, OS/390, MVS, and VSE platforms); IBM DB2 (on all platforms); Oracle (on all platforms); RMS, Rdb and Codasyl DBMS (on OpenVMS and VMS platforms); PostGreSQL (on all platforms); Dataflex; POWERflex; and any OLE DB, ODBC, JDBC, or .NET data source. CONNX can be found in many countries and on the World Wide Web at http://www.connx.com.

Contact:

Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG introduces Tamino XML Security Extensions for digital signatures for its Tamino XML Server 4.1

Security in e-commerce, e-government and e-contracting

Darmstadt, Germany, 04.03.2004

Introducing Tamino XML Security Extensions, the latest addition to Software AG's product portfolio. This Tamino component for digital signatures for Tamino XML Server 4.1 makes electronic communication in e-commerce, e-government and e-contracting secure and more user-friendly..

Users confirm the content of documents, such as electronic orders, by appending their digital signature – essential for transactions conducted over the Internet to be considered legally binding. Tamino XML Security Extensions automatically checks whether an electronic document has been given a digital signature.

Electronic documents – unlike printed ones – are relatively easy to manipulate. Although there is as yet no definitive solution to this problem, we now have the technology to discover whether, and if so, when, an electronic document has been modified without permission. This is "digital signature" technology, and it allows authors to sign their documents and check them later for changes.

Tamino XML Server is Software AG's solution for signature validation and archiving. It stores XML documents natively in XML and verifies signatures during the database storage transaction for the signed document. By checking the validity of XML signatures, Tamino XML Server allows users to verify a document's authenticity.

Tamino XML Security Extensions can be used in a whole range of applications: In e-commerce (virtual department stores or auction houses), e-government (completion of administrative processes over the Internet), and especially e-contracting. Tamino XML Security Extensions enables organizations to conduct legally binding business processes seamlessly over the Internet – this is particularly relevant for companies that conclude contracts electronically.

"Tamino XML Security Extensions make electronic communication between business partners much more convenient," says Dr. Peter Mossack, Deputy Member of the Executive Board responsible for Research and Development at Software AG. "E-commerce, e-government and e-contracting transactions can now be carried out securely thanks to Tamino XML Security Extensions, which not only verifies a document's authenticity, but also meets non-repudiation requirements."

A Developer Community download for Tamino XML Security Extensions is available at http://developer.softwareag.com/tamino/download.htm on March 12th

---

Software AG is based in Darmstadt, Germany. Founded in 1969, Software AG continues to be Europe's largest and a leading global provider of system software and services enabling enterprise data integration and management. Software AG's products control the central IT processes of thousands of renowned companies worldwide including Lufthansa, Siemens, Citibank, Merck, DaimlerChrysler, Sony, BP and Telefonica. Software AG develops products and solutions that support the XML (Extensible Markup Language) standard. XML simplifies the exchange of documents and data as well as the integration of cutting-edge Web applications into traditional IT architectures. Software AG works with such sales and technology partners as Tridion, Stellent and IXOS. In 2002, the corporation achieved 475

million euros in total revenue. Software AG has offices in over 70 countries and currently employs a staff of about 3,000.

Contact:
Software AG
Christian Hastedt-Markwardt
Uhlandstrasse 12
64297 Darmstadt
Germany
Tel: +49 (0) 6151-92-1939
Fax: +49 (0) 6151-92-1933
press@softwareag.com
http://www.softwareag.com

or:
Hiller, Wüst & Partner GmbH
Kai-Uwe Wahl
Weißenburger Straße 30
63739 Aschaffenburg
Germany
Tel: 06021-38666-25
Fax: 06021-38666-13
k.wahl@hwp.de
http://www.hwp.de

PRESS RELEASE

Software AG's Adabas Takes Advantage of IBM's New 64-Bit Shared Virtual Storage Technology for Mainframe

Customers with mission-critical database applications will benefit from increased caching and throughput on IBM's eServer zSeries Mainframe servers

Darmstadt, 20.02.2004

Software AG, an expert in world-class enterprise modernization and information integration, today announced that its high-speed database, Adabas, is able to take advantage of IBM's new 64-bit Shared Virtual Storage technology for the eServer zSeries mainframe. Specialists from Software AG and IBM have successfully tested Adabas in the new environment. Customers with mission-critical database applications will benefit from Adabas' increased caching and throughput capability running on IBM's eServer zSeries servers under the just-announced version of the company's z/OS 1.5.

Software AG has enhanced Adabas to use the 64-bit Shared Virtual Storage area with Adabas Parallel Services (Version 7.5). Adabas Parallel Services runs in SMP (symmetric multi-processing) environments under a single, multi-engine CPU. Parallel Services enables multiple SMP engines to process commands against an Adabas database, providing greater throughput. The multiple SMP engines will now be able to cache data in the 64-bit Shared Virtual Storage, providing improved capacity for caching frequently used or recently updated data - thus processing Adabas information even more quickly.

Software AG's enterprise transaction database management system will be the first database for business-critical applications to exploit the availability of 64-bit Shared Virtual Storage under the latest version of IBM's z/OS 1.5 operating system for the IBM's eServer z990/z900mainframe.

"Deploying Adabas on our systems has made it possible to test our 64-bit Shared Virtual Storage concept in a real-world environment and demonstrate its robustness," said Marianne Mostachetti, director, IBM zSeries Software. "This successful deployment of Adabas on z/OS Version 1.5 further demonstrates the quality of our design, and opens the door to new possibilities for Adabas and z/OS customers."

"The exploitation of 64-bit Shared Virtual Storage in Adabas is yet another example of our continuing commitment to work closely with IBM. Enabling IBM's latest z/OS technology within our products, as well as aligning them with IBM software releases, greatly benefits our joint customers," said Dr. Peter Mossack, Chief Technology Officer for Software AG.
Adabas supports the newest hardware generation from IBM - the z/990 mainframe servers. With the z/990 servers, customers can better integrate company data and transactions and make them available for business processes in the extremely fast-paced world of electronic business, using industry-leading security, reliability and availability. Commercial availability of Software AG's Adabas Parallel Services Version 7.5 for mainframe is expected in the latter part of 1Q, 2004.

IBM's z/OS 1.5 operating system will give companies the opportunity to benefit from the advantages of the new 64-bit Shared Virtual Storage in a mainframe environment. This allows multiple address spaces to access and share large global buffers. Users now have access to common pools of terabytes of Shared Virtual Storage, where data can be shared among different address spaces. Intelligent use of this increased Shared Virtual Storage can facilitate memory-intensive applications to cache and share a substantially greater amount of data in their memory.

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969 and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com

PRESS RELEASE

Software AG results for fiscal 2003

Software AG returns a profit in the 4th quarter 2003. Forecasts and market expectations exceeded.

Darmstadt, 13.02.2004

- 4th quarter license revenue increased 13% to €35.5 million
- Annual revenue was €422.2 million
- 2003 operating income increased by 31% to €41.5 million
- One-off restructuring charge of €40.8 million
- Full year results showed a profit before tax of €0.7 million

4th quarter revenue increased significantly

Business in the 4th quarter showed a significant improvement in comparison to the corresponding quarter in 2002. Total revenue was stable at €117.9 million (-2%, +4% at constant currency rates). Product revenue grew significantly to €83.1 million (+2%, +10% at constant currency rates). The increase was largely due to the products Adabas and Natural. Particularly welcome was the increase in license revenue of 13% (20% at constant currency rates) to €35.5 million. Product maintenance revenue grew by 3% to €47.6 million (€50.2 million in 2002). Service revenue at €34.3 million (€38.2 million in 2002) dropped by 10%. The rate of decrease in service revenue slowed in the 4th quarter compared to 2003 overall.

Revenue in 2003 Stabilized

The strong 4th quarter revenue insured that targets for 2003 were exceeded. Total revenue reached €422.2 million. The expectation was €410 to €415 million.

License revenue was also significantly above expectations at €104.3 million. At constant currency rates, license revenue remained stable at 2002's figure of €113 million. Maintenance revenue reached €191.2 million (€200.9 million in 2002) an increase of 5% at constant currency rates. Service revenue on the other hand decreased by 22% from €159.6 million to €124.3 million. Due to the pressure on service margins, Software AG focused on larger, more challenging projects, including application management services, launched in Germany.

Operating income increased significantly by 31%

The operating income increased significantly during 2003 reaching 10% of revenue (7% in 2002). The operating income before tax increased by 31% to €41.5 million (€31.6 million in 2002). The results for both the 4th quarter and the full year were affected by restructuring costs. A profit before tax of €1.9 million was posted in the 4th quarter despite a restructuring charge of €17 million. The loss before tax of the first 9 months was reversed in the 4th quarter. The company therefore posted a profit before tax of €0.7 million for the full year. Included are restructuring costs of €40.8 million.

Tax liabilities in 2003 lowered the net income to -€3.4 million. The comparative income in 2002, €33.5 million, included the untaxed profits from the partial disposal of financial assets.

Balance sheet shows solid financial structure

Liquid assets remained stable at €74.2 million (€75.4 million in 2002) despite the restructuring charges. Furthermore, the company has financial interests of €20 million available and no bank debts.

Fixed assets of €199.9 million were posted (€221.1 million in 2002). The reduction in comparison to 2002 is due to the scheduled amortization of goodwill. This can most likely be dropped in 2004 when the company changes from HGB to the IFRS

international financial regulations.

Total assets increased to €445.4 million (€440.8 million in 2002), and the shareholder's equity to €228.4 million (€214.5 million in 2002). The equity-to-total-assets ratio rose from 48.7% to 51.3%.

The operating cash flow dropped to €15.5 million (€40.7 million in 2002). Allowing for the reversal of factoring and the cash-out of restructuring charges, Software AG returned an organic cash flow of €54.5 million (€67.9 million in 2002)

Strategic focus on two business lines: ETS and XML Business Integration
In December 2003, the newly appointed CEO Karl-Heinz Streibich, (appointed in October 2003), announced the new corporate strategy and company focus on two business lines: ETS and XML Business Integration. As part of its new focus on ETS, Software AG optimizes enterprises' legacy IT systems through tools that enhance performance; it also expands said systems by adding new functionalities, such as intelligent backup, and it manages users' existing applications through the implementation of Web technologies or the more efficient use of platforms.

In the second focus area XML Business Integration, Software AG is combining and enhancing its EntireX and Tamino products, which support the XML data format, to create a comprehensive integration platform. Professional Services will employ the new integration platform to develop customer-specific, easy-to-manage and highly productive solutions. These solutions accelerate business processes and provide considerable added value in comparison to the earlier isolated systems.

Research and development tasks are now concentrated on further strengthening the company's core competencies and strategic expertise. Software AG India, an affiliate of Software AG, is taking over non-strategic development activities such as integration tests for open systems platforms.

The focus on ETS and XML business lines was combined with the company's restructuring. All activities are now oriented towards these business lines. Two companywide, interdisciplinary teams have been formed for this purpose.

The total number of employees (full-time equivalents) fell by 12% from 2,920 to 2,577. The largest reduction in staff took place in Germany, both at Corporate HQ with a 16% reduction and in the German subsidiary with a 24% reduction.

In order to respond optimally to the needs of the market and customers, regional managers have been appointed to Software AG's Executive Board. Marketing and sales activities have also been internationalized. A close-knit international network ensures that information is exchanged rapidly and smoothly between countries, regions and headquarters.

"Customers have consistently made it clear to us that they need to modernize their enterprise IT systems rather than invest in complex and often inadequate new applications," commented Streibich. "Investment protection and integration rank highly among the concerns of today's IT decision-makers and Software AG has demonstrated over and over again how it can successfully address these issues."

Outlook for 2004
With its new, strategic focus on core competencies, as well as the improved overall economic climate and expected growth in IT markets, Software AG has a positive outlook for 2004.

The Executive Board views that concentrating on two business lines, will lay the basis for sustainable growth in the following years. The company therefore expects 2004 to be a year of revenue stabilization. Growth in core business license revenue will balance out the revenue consolidation from non-strategic fields. The company thus anticipates a significant increase in operating income of approximately 20%.

Operating margins should also improve. A lower cost base and sustainable, strong cash flow will further strengthen the corporate financial structure. Earnings per share are expected to be in the region of €1.50 to €1.65 (pre-goodwill).

Software AG is one of Europe's largest system software providers and a global provider of high-performance databases, system software and services. This technology enables customers to run mission-critical, cross-platform applications, simplify the exchange of data between disparate systems and integrate cutting-edge Web applications into traditional IT architectures. Respected for technology leadership and professional services expertise, Software AG develops products that fully support the XML (eXtensible Markup Language) standard. Founded in 1969

and headquartered in Darmstadt, Germany, Software AG is represented in 59 countries with more than 2,500 employees. Software AG achieved 422 million euros in total revenue in 2003 and is listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW).

Contact:
Software AG
Susanne Eyrich
VP Corporate Communications
Uhlandstr.12
64297 Darmstadt
Germany
Tel: +49 6151 92-1201
Fax: +49 6151 92-1933
press@softwareag.com
http://www.softwareag.com